June 6, 2007


SEC MAIL
RECEIVED
PROCESSING
JUN 0 8 2007
WASH, D.C.
186
SECTION

Heller Ehrman (Hong Kong) Ltd.
海陸(香港)有限公司
Simon C.M. Luk
Simon.Luk@hellerehrman.com
Direct +852.2292.2222
Main +852.2292.2000
Fax +852.2292.2200


07024578

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
USA

Attention Filer Support
Mail Stop 1-4

PROCESSED
JUN 21 2007


THOMSON
FINANCIAL

SUPPL

Ladies and Gentlemen:

SEC FILE NO. 82-3648

Re: Techtronic Industries Company Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of Techtronic Industries Company Limited (the "Company"), S.E.C. File No. 82-3648, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's circular regarding the mandatory conditional general offers by Platinum Securities Company Limited on behalf of Cordless Industries Inc., dated June 4, 2007;

(2) The Company's Form of Acceptance and Transfer of Zero Coupon Convertible Bonds;

(3) The Company's Form of Acceptance and Cancellation of TTI Options;

(4) The Company's Form of Acceptance and Transfer of Shares;

(5) The Company's Letter of Transmittal; and

(6) The Company's joint announcement regarding the despatch of the composite document in relation to the mandatory conditional general

dw 6/20

offers by Platinum Securities Company Limited on behalf of Cordless Industries Inc., dated June 4, 2007, published (in the English language) in The Standard and published (in the Chinese language) in Hong Kong Economic Times, both on June 5, 2007.

The part of the enclosed documents that is in Chinese substantially restates the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed and stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enclosures

cc: Techtronic Industries Company Limited

19056\0001\41sec.doc

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this Composite Document or as to the action to be taken, you should consult a licensed securities dealer or registered institution in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or otherwise transferred all your shares in **Techtronic Industries Company Limited**, you should at once hand this Composite Document and the accompanying Form(s) of Acceptance to the purchaser(s) or transferee(s) or to the licensed securities dealer or registered institution in securities or other agent through whom the sale or transfer was effected for transmission to the purchaser(s) or transferee(s).



Cordless Industries Inc.

(incorporated in the British Virgin Islands)

Techtronic Industries Co. Ltd.

(incorporated in Hong Kong with limited liability)

(Stock code: 669)

MANDATORY CONDITIONAL GENERAL OFFERS BY PLATINUM SECURITIES COMPANY LIMITED ON BEHALF OF CORDLESS INDUSTRIES INC. TO ACQUIRE ALL THE ISSUED SHARES, AMERICAN DEPOSITARY SHARES AND ZERO COUPON CONVERTIBLE BONDS OF AND CANCEL ALL OUTSTANDING SHARE OPTIONS OF TECHTRONIC INDUSTRIES COMPANY LIMITED (OTHER THAN THOSE ALREADY OWNED BY CORDLESS INDUSTRIES INC. AND PARTIES ACTING IN CONCERT WITH IT)

Financial adviser to Cordless Industries Inc.


PLATINUM
Securities

Independent financial adviser to the independent board committee of Techtronic Industries Company Limited

ROTHSCHILD

A letter from Platinum containing, among other things, details of the TTI Offers, is set out on pages 8 to 18 of this Composite Document.

A letter from the Board is set out on pages 19 to 22 of this Composite Document.

A letter from the Independent Board Committee containing its recommendation in respect of the TTI Offers is set out on pages 23 to 24 of this Composite Document.

A letter from Rothschild containing its advice to the Independent Board Committee in respect of the TTI Offers is set out on pages 25 to 41 of this Composite Document.

The procedures for acceptance of the TTI Offers and other related information are set out in Appendix I to this Composite Document and in the accompanying Form(s) of Acceptance. Acceptances of the TTI Share Offer, the TTI Bond Offer and the TTI Option Offer should be received by the Receiving Agent, Secretaries Limited, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, by no later than 4:00 p.m. (Hong Kong time) on Tuesday, 3 July 2007 or such later time(s) and/or date(s) as the Offeror may decide in accordance with the Code. Acceptances of the TTI ADS Offer should be received by the US Tender Agent at The Bank of New York, Tender & Exchange Department, P.O Box 11248, Church Street Station, New York, NY 10286-1248 (by mail) or The Bank of New York, Tender & Exchange Department – 11W, 101 Barclay Street, Receive & Deliver Window – Street Level, New York, NY 10286 (by hand or overnight courier) by no later than 5:00 p.m. (New York time) on Monday, 2 July 2007 or such later time and/or date as the Offeror may decide in accordance with the Code.

4 June 2007

CONTENTS

Page

In this Composite Document, unless the context otherwise requires, the following expressions have the following meanings:

"Affiliates"	in relation to any parties, any company that is Controlled by such party and any subsidiary undertaking of any such company, in each case from time to time;
"Announcement"	the press announcement dated 14 May 2007 jointly made by Offeror and TTI in relation to the TTI Offers;
"Board"	the board of Directors;
"CCASS"	the Central Clearing and Settlement System established and operated by HKSCC;
"Citigroup"	Citigroup Global Markets Asia Limited;
"Closing Date"	the First Closing Date or any subsequent closing date(s) as the Offeror may determine and announce as permitted under the Code;
"Code"	The Hong Kong Code on Takeovers and Mergers;
"Companies Ordinance"	the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) (as amended);
"Composite Document"	this composite offer and response document dated 4 June 2007 jointly issued by the Offeror and TTI in relation to the TTI Offers;
"Concert Parties"	persons who are acting in concert with the Offeror (within the meaning of the Code);
"Controlled"	holding or having the right to exercise 30% or more of the voting rights of a company, or otherwise being able to direct the management and operations of such company;
"Director(s)"	the director(s) of TTI;
"Executive"	the Executive Director of the Corporate Finance Division of the SFC or any delegate of the Executive Director;

"First Closing Date"	Tuesday, 3 July 2007, being the first closing date for the TTI Offers;
"Form(s) of Acceptance"	the form of acceptance and transfer, including the Letter of Transmittal, in respect of the TTI Offers accompanying this Composite Document;
"Group"	TTI and its subsidiaries;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;
"HKSCC"	Hong Kong Securities Clearing Company Limited;
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;
"HSBC"	The Hongkong and Shanghai Banking Corporation Limited;
"Independent Board Committee"	the independent board committee of the Board, comprising Mr. Christopher Patrick Langley OBE, Mr. Joel Arthur Schleicher and Mr. Manfred Kuhlmann, established by the Company to advise the Offer Shareholders and the holders of the TTI Securities in respect of the TTI Offers;
"Last Trading Day"	14 May 2007, being the last trading day of the TTI Shares on the Stock Exchange before the release of the Announcement;
"Latest Practicable Date"	1 June 2007, being the latest practicable date prior to the printing of this Composite Document for the purpose of ascertaining certain information contained in this Composite Document;
"Letter of Transmittal"	the letter of transmittal relating to the TTI ADS Offer accompanying this Composite Document for use by holders of TTI ADSs who wish to accept the TTI ADS Offer;
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

"Offer Period"	has the meaning ascribed to it in the Code;
"Offer Price"	the amount of HK$3.60 payable by the Offeror to TTI Shareholders for each TTI Share accepted under the TTI Share Offer;
"Offer Shareholder(s)"	TTI Shareholder(s) other than the Offeror and its Concert Parties;
"Offeror"	Cordless Industries Inc., a company incorporated in the British Virgin Islands with limited liability;
"Offeror Directors"	the directors of the Offeror;
"Platinum"	Platinum Securities Company Limited, a licensed corporation under the SFO, to carry out Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the SFO, being the financial adviser to the Offeror in respect of the TTI Offers and will make the TTI Offers on behalf of the Offeror;
"PRC"	means the People's Republic of China, and for the purpose of this Composite Document, excluding the Hong Kong Special Administrative Region of the People's Republic of China, Taiwan and the Macao Special Administrative Region of the People's Republic of China;
"Receiving Agent"	Secretaries Limited, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, being the agent which will receive acceptances under the TTI Share Offer, the TTI Bond Offer and the TTI Option Offer;
"Relevant Period"	the period from 15 November 2006, being the date falling six months preceding the commencement of the Offer Period on 14 May 2007, up to and including the Latest Practicable Date;

"Rothschild"	N M Rothschild & Sons (Hong Kong) Limited, a licensed corporation under the SFO, to carry out Type 1 (dealing in securities), Type 4 (advising on securities) and Type 6 (advising on corporate finance) regulated activities under the SFO, being the independent financial adviser to the Independent Board Committee in respect of the TTI Offers;
"SEC"	The United States Securities and Exchange Commission;
"SFC"	the Securities and Futures Commission of Hong Kong;
"SFO" or "Securities and Futures Ordinance"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);
"Stamp Office"	the Stamp Office of the Inland Revenue Department of Hong Kong;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"subsidiaries"	has the meaning ascribed to it in Section 2 of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong);
"TTI" or "Company"	Techtronic Industries Company Limited, a company incorporated in Hong Kong, the issued shares of which (stock code: 669) are listed on the Stock Exchange;
"TTI ADR(s)"	TTI American Depositary Receipts evidencing TTI ADS;
"TTI ADS(s)"	TTI American Depositary Shares, each representing five TTI Shares, evidenced by TTI ADRs issued under a Level 1 American Depositary Receipt programme with The Bank of New York;
"TTI ADS Offer"	the offer being made by the Offeror to acquire all outstanding TTI ADSs;
"TTI Bond(s)"	zero coupon convertible bonds due 2009 issued by TTI under the offering circular dated 6 July 2004;

"TTI Bond Offer"	the offer being made by the Offeror to acquire all outstanding TTI Bonds;
"TTI Offers"	the TTI Share Offer, the TTI ADS Offer, the TTI Bond Offer and the TTI Option Offer;
"TTI Option(s)"	option(s) to acquire TTI Shares granted and currently outstanding under the TTI Share Option Scheme;
"TTI Option Offer"	the offer being made by the Offeror to acquire all outstanding TTI Options other than those held by the Offeror and its Concert Parties;
"TTI Securities"	TTI ADSs, TTI Bonds and TTI Options;
"TTI Share(s)"	ordinary share(s) of HK$0.10 in the share capital of TTI;
"TTI Share Offer"	the offer being made by the Offeror to acquire all the TTI Shares, excluding those already held by the Offeror and its Concert Parties;
"TTI Share Option Scheme"	the share option scheme adopted by the TTI Shareholders at the general meeting of TTI held on 28 March 2002;
"TTI Shareholder(s)"	holder(s) of TTI Share(s);
"Unconditional Date"	the date on which the TTI Offers become or are declared unconditional in all respects;
"United States" or "US"	the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia;
"US$"	United States dollars, the lawful currency of the United States;
"US Exchange Act"	the United States Securities Exchange Act of 1934, as amended;
"US Securities Act"	The United States Securities Act of 1993, as amended;
"US Tender Agent"	The Bank of New York; and
"%"	per cent.

Despatch date of the Composite Document and the commencement of the TTI Offers	Monday, 4 June 2007
First Closing Date *(Note 1)*	Tuesday, 3 July 2007
Latest time for acceptance of the TTI Share Offer, the TTI Bond Offer and the TTI Option Offer *(Note 2)*	4:00 p.m. (Hong Kong time) on Tuesday, 3 July 2007
Latest time for acceptance of the TTI ADS Offer	5:00 p.m. (New York Time) on Monday, 2 July 2007
Announcement of the results of the TTI Offers as at the First Closing Date in the newspapers in Hong Kong *(Note 3)*	Wednesday, 4 July 2007
Latest date for posting of remittances to TTI Shareholders and holders of TTI Securities in respect of valid acceptances received by the First Closing Date, assuming the TTI Offers become, or are declared, unconditional on such date *(Note 4)*	Thursday, 12 July 2007
Latest time by which the TTI Offers could be declared unconditional in as to acceptances *(Note 5)*	7:00 p.m. (Hong Kong time) on Friday, 3 August 2007

Notes:

1. If the TTI Offers are extended in accordance with the Code, the Offeror will issue an announcement in relation to any extension of the TTI Offers, which announcement will state the next closing date. If the TTI Offers are at that time unconditional, at least 14 days' notice in writing will be given before the TTI Offers are closed to those TTI Shareholders and holders of TTI Securities who have not accepted the TTI Offers.

   Beneficial owners of TTI Shares and/or TTI Securities who hold their TTI Shares and/or TTI Securities in CCASS directly as an investor participant or indirectly via a broker or custodian participant should note the timing requirements (set out in Appendix II) for causing instructions to be made to CCASS in accordance with the General Rules of CCASS and CCASS Operational Procedures.

2. The TTI Share Offer, the TTI Bond Offer and the TTI Option Offer will close for acceptances at 4:00 p.m. (Hong Kong time) on Tuesday, 3 July 2007 if not extended. The TTI ADS Offer will close for acceptances at 5:00 p.m. (New York time) on Monday, 2 July 2007 if not extended.

3. Following the close of the TTI Offers on Tuesday, 3 July 2007, being the First Closing Date, an announcement of the results of the TTI Offers will be published through the Stock Exchange's website by 7:00 p.m. (Hong Kong time) on the First Closing Date and will be republished in the newspapers in Hong Kong on the next business day.

4. Remittances in respect of the consideration for the TTI Shares and the TTI Securities tendered under the TTI Offers will be posted to TTI Shareholders and holders of TTI Securities accepting the TTI Offers as soon as possible, but in any event within 10 days of the later of the date of receipt by the Receiving Agent of all the relevant documents to render the acceptance under the TTI Offers complete and valid, and the Unconditional Date.

5. In accordance with the Code, where a mandatory conditional general offer becomes or is declared unconditional, at least 14 days' notice in writing must be given before the offer is closed to those shareholders who have not accepted the offer. In accordance with the Code, except with the consent of the Executive, the TTI Offers may not become or be declared unconditional after 7:00 p.m. (Hong Kong time) on the 60th day after the day this Composite Document was posted. Accordingly, unless the TTI Offers have previously become unconditional, the TTI Offers will lapse on Friday, 3 August 2007 unless extended with the consent of the Executive. If the TTI Offers become or are declared unconditional, the Offeror may declare the TTI Offers open for acceptances up to the date four months from the day this Composite Document was posted.

All references to times and dates contained in this Composite Document are to Hong Kong time unless otherwise stated.



PLATINUM Securities Company Limited

22/F, Standard Chartered Bank Building
4 Des Voeux Road Central
Hong Kong
Telephone (852) 2841 7000
Facsimile (852) 2522 2700

4 June 2007

To the Offer Shareholders and holders of TTI Securities

Dear Sir or Madam,

**MANDATORY CONDITIONAL GENERAL OFFERS BY
PLATINUM SECURITIES COMPANY LIMITED
ON BEHALF OF
CORDLESS INDUSTRIES INC.
TO ACQUIRE ALL THE ISSUED SHARES, AMERICAN DEPOSITARY SHARES
AND ZERO COUPON CONVERTIBLE BONDS OF AND
CANCEL ALL OUTSTANDING SHARE OPTIONS OF
TECHTRONIC INDUSTRIES COMPANY LIMITED
(OTHER THAN THOSE ALREADY OWNED BY CORDLESS INDUSTRIES INC. AND
PARTIES ACTING IN CONCERT WITH IT)**

INTRODUCTION

On 14 May 2007, TTI and the Offeror jointly announced that TTI received notices in writing from Mr. Horst Julius Pudwill and Dr. Roy Chi Ping Chung JP stating that they had exercised on 14 May 2007 the TTI Options granted to them on 28 June 2002 under the TTI Share Option Scheme. As a result of the exercise of these TTI Options, Mr. Horst Julius Pudwill and Dr. Roy Chi Ping Chung JP acquired in aggregate 38,592,000 TTI Shares, representing approximately 2.56% of the enlarged issued share capital of TTI as at the date of the Announcement. As a result of the exercise of these TTI Options, the Offeror and its Concert Parties own in aggregate 457,633,742 TTI Shares, representing approximately 30.41% of the enlarged issued share capital of TTI and the Offeror is required to make mandatory conditional general offers to acquire all the issued TTI Shares, TTI ADSs and TTI Bonds and cancel all outstanding TTI Options, other than those already owned by the Offeror and its Concert Parties pursuant to Rule 26.1 of the Code.

TTI and the Offeror also jointly announced on 14 May 2007 that the Offeror would make an offer to cancel the outstanding TTI Options, other than those held by the Offeror and its Concert Parties, and acquire the outstanding TTI Bonds and TTI ADSs.

This letter sets out the details of the principal terms of the TTI Offers, together with information relating to the Offeror and its intentions for TTI. Further details of the terms of the TTI Offers and the procedures for acceptance of the TTI Offers are set out in Appendix I to this Composite Document and in the respective Form(s) of Acceptance.

You are strongly advised to consider carefully the information contained in the "Letter from the Board" as set out on pages 19 to 22 of this Composite Document, the "Letter from the Independent Board Committee" as set out on pages 23 to 24 of this Composite Document and the letter from Rothschild to the Independent Board Committee in respect of the TTI Offers as set out on pages 25 to 41 of this Composite Document.

THE TTI OFFERS

On behalf of the Offeror, we are making the TTI Offers on the terms set out in this Composite Document and in the accompanying Form(s) of Acceptance.

Settlement of Consideration

Payment in cash in respect of acceptances of each of the TTI Offers will be made within 10 days of the date of receipt of complete and valid acceptance or of the Unconditional Date, whichever is the later. Relevant documents of title must be received by the Offeror to render each acceptance of each of the TTI Offers complete and valid. The settlement of the consideration in respect of acceptances of each of the TTI Offers will be implemented in full in accordance with the terms of the TTI Offers without regard to any lien, right of set-off, counterclaim or other analogous right to which the Offeror may otherwise be, or claim to be, entitled against the accepting Offer Shareholder or accepting holders of the TTI Securities (as the case may be).

Further Terms

Further terms and conditions (including the procedures for acceptance, the acceptance period and revisions of the TTI Offers) of the TTI Offers are set out in Appendix I and the respective Form(s) of Acceptance.

THE TTI SHARE OFFER

On behalf of the Offeror, we are making an offer to all TTI Shareholders, other than the Offeror and its Concert Parties, to acquire the TTI Shares (other than those already owned by the Offeror and its Concert Parties).

Offer Price for each TTI Share .... HK$3.60 in cash

Condition

The TTI Share Offer is conditional only upon valid acceptances of the TTI Share Offer being received (and not, where permitted, withdrawn) by 4:00 p.m. on the First Closing Date (or such other time as the Offeror may decide subject to the Code), which would result in the Offeror and its Concert Parties holding more than 50% of the voting rights in TTI.

Nature of TTI Shares

TTI Shares will be acquired with all rights attached thereto as at 14 May 2007, the date of the Announcement, or subsequently becoming attached thereto including the right to receive in full all dividends and other distributions, if any, declared, made or paid, on or after 14 May 2007, the date of the Announcement, and free from all rights of pre-emption, options, liens, claims, equities, charges, encumbrances and third party rights.

Comparisons of Value

The Offer Price represents:

(i) a discount of approximately 67.27% to the closing price of HK$11.00 of each TTI Share as quoted on the Stock Exchange on 11 May 2007, being the last business day prior to 14 May 2007, the date of commencement of the Offer Period;

(ii) a discount of approximately 69.70% to the closing price of HK$11.88 per TTI Share as quoted on the Stock Exchange on the Latest Practicable Date;

(iii) a discount of approximately 66.70% to the average closing price of HK$10.81 per TTI Share as quoted on the Stock Exchange for the last 10 consecutive trading days immediately prior to and including the Last Trading Day;

(iv) a discount of approximately 66.64% to the average closing price of HK$10.79 per TTI Share as quoted on the Stock Exchange for the last 20 consecutive trading days immediately prior to and including the Last Trading Day;

(v) a discount of approximately 65.35% to the average closing price of HK$10.39 per TTI Share as quoted on the Stock Exchange for the last 30 consecutive trading days immediately prior to and including the Last Trading Day; and

(vi) a discount of approximately 24.69% to the audited consolidated net assets value of the Group attributable to the Shareholders of approximately HK$4.78 per Share as at 31 December 2006 (based on 1,465,223,652 Shares in issue as at 31 December 2006).

Highest and Lowest Prices

During the period from 15 May 2006 (the date falling 12 months prior to the date of the Announcement) up to and including the Latest Practicable Date, the highest closing price of the TTI Shares as quoted on the Stock Exchange was HK$13.75 each on 15 May 2006, and the lowest closing price of the TTI Shares as quoted on the Stock Exchange was HK$9.10 each on 4 August 2006.

Total Consideration

On the basis of the Offer Price of HK$3.60 per TTI Share, the entire issued share capital of 1,143,906,494 TTI Shares (on a fully diluted basis, excluding TTI Shares held by the Offeror and its Concert Parties, assuming that the outstanding 30,567,000 TTI Options, excluding those held by the Offeror and its Concert Parties, are exercised in full and all the outstanding TTI Bonds are converted into 65,922,584 TTI Shares), is valued at HK$4,118,063,378.40.

THE TTI OPTION OFFER

Outstanding TTI Options

As at the Latest Practicable Date, there were 30,567,000 outstanding TTI Options, excluding those held by the Offeror and its Concert Parties. If these TTI Options are exercised in full, TTI will have to issue 30,567,000 TTI Shares, representing approximately 2% of the enlarged issued share capital of TTI.

On behalf of the Offeror, we are making an offer to all holders of TTI Options, except to the Offeror and its Concert Parties, to cancel their existing TTI Options. The exercise prices of the outstanding TTI Options range from HK$7.625 to HK$19.20 per TTI Share, which are higher than the Offer Price. The TTI Options are non-assignable and non-transferable. Based on these factors, the consideration for the TTI Option Offer is:

For each TTI Option .... HK$0.001 in cash

Exercise of TTI Options

In accordance with the terms of the TTI Share Option Scheme, the holders of TTI Options that are not exercisable during the Offer Period shall be entitled to exercise these TTI Options in full (to the extent not already exercised), upon the TTI Share Offer becoming unconditional, at any time within one month of the announcement made by the Offeror that the TTI Offers have become unconditional and that the TTI Offers will remain open for acceptances for 14 days.

Lapse of TTI Options

In accordance with the terms of the TTI Share Option Scheme, if any TTI Option is not exercised within one month of the announcement made by the Offeror that the TTI Offers have become unconditional and that the TTI Offers will remain open for acceptances for 14 days, it will automatically lapse.

THE TTI BOND OFFER

As at the Latest Practicable Date, there are US$140 million worth of outstanding TTI Bonds. If these TTI Bonds are converted into TTI Shares, TTI will have to issue 65,922,584 TTI Shares, representing approximately 4.20% of the enlarged issued share capital of TTI.

On behalf of the Offeror, we are making an offer to all holders of TTI Bonds to acquire their TTI Bonds as follows:

For each TTI Bond with a face value of HK$7,797.70 (applying the conversion rate of US$1.00 = HK$7.7977 as stipulated in the offering circular for the TTI Bonds dated 6 July 2004) (based on the Offer Price of HK$3.60 per TTI Share divided by the initial conversion price of HK$16.56 per TTI Share) .... HK$1,695.20 in cash

THE TTI ADS OFFER

As at 31 May 2007 (being the latest practicable date for ascertaining the number of TTI ADSs in issue for this Composite Document), there were 5,663,336 TTI ADSs in issue. TTI ADSs may be evidenced by TTI ADRs. Each TTI ADS represents 5 TTI Shares. On behalf of the Offeror, we are making an offer to all holders of TTI ADSs to acquire their TTI ADSs as follows:

For each TTI ADS .... HK$18.00 in cash

The consideration for each TTI ADS will be converted into US dollars and paid after deducting a cancellation fee of up to US$0.05 per TTI ADS, the US Depositary's fees and any applicable transfer fees, expenses in relation to currency conversion, taxes and governmental charges.

CONDITION FOR THE TTI OPTION OFFER, THE TTI BOND OFFER AND TTI ADS OFFER

The TTI Option Offer, the TTI Bond Offer and the TTI ADS Offer are conditional upon the TTI Share Offer becoming or being declared unconditional.

CONFIRMATION OF FINANCIAL RESOURCES

The maximum cash amount to be paid to the Offer Shareholders in connection with the TTI Offers (assuming that the outstanding TTI Options, excluding those held by the Offeror and its Concert Parties, are exercised in full and all outstanding TTI Bonds are fully converted) is HK$4,118,063,378.40 in cash.

The amount of HK$4,118,063,378.40 will be funded by a facility not exceeding HK$4,118,063,382 from Citigroup and HSBC. Platinum, as financial adviser to the Offeror, is satisfied that sufficient financial resources are available to the Offeror to meet full acceptance of the TTI Offers as described above. The payment of interest on, repayment of or security for any liability (contingent or otherwise) in connection with the aforesaid facility will not depend to any significant extent on the business of the Group.

IRREVOCABLE COMMITMENTS

Neither the Offeror nor its Concert Parties have received an irrevocable commitment to accept the TTI Offers as at the Latest Practicable Date.

HONG KONG STAMP DUTY

Hong Kong stamp duty at a rate of 0.1% of the consideration payable will be deducted from the cash amount payable to TTI Shareholders who accept the TTI Share Offer. The Offeror will then pay the stamp duty deducted to the Stamp Office on behalf of the accepting Offer Shareholders.

INFORMATION ON THE OFFEROR

The Offeror is a company incorporated in the British Virgin Islands on 2 May 2007. The Offeror is an investment holding company established for the purpose of making the TTI Offers and has not conducted any business or acquired any assets. The Offeror Directors are Mr. Horst Julius Pudwill and Dr. Roy Chi Ping Chung JP.

The Offeror has an authorised share capital of US$50,000. The Offeror has 3 issued shares of US$1.00 each. Mr. Horst Julius Pudwill owns 2 issued shares and Dr. Roy Chi Ping Chung JP owns 1 issued share in the Offeror.

THE OFFEROR'S INTENTIONS IN RELATION TO TTI

The TTI Offers were made by the Offeror pursuant to Rule 26.1 of the Code as a result of exercise of TTI Options by Mr. Horst Julius Pudwill and Dr. Roy Chi Ping Chung JP on 14 May 2007. It is the intention of the Offeror that TTI continues its principal business activities and that the existing management of TTI will carry out the management and daily operations of TTI. The Offeror currently has no intention to inject any material assets or businesses into TTI, to dispose of any material assets or businesses of TTI or to make any changes to the composition of the Board. The Offeror currently does not intend to introduce any major changes in the business, including any redeployment of the fixed assets of the Group, or the continued employment of the employees of the Group.

LISTING STATUS OF TTI

The Offeror intends that TTI shall remain listed on the Stock Exchange after the close of the TTI Offers. The directors of the Offeror will jointly and severally undertake to the Stock Exchange to take the appropriate steps to ensure that sufficient public float in TTI Shares is maintained.

The Stock Exchange has stated that if, at the close of the TTI Offers, less than 25% of the TTI Shares, are held by the public, or if the Stock Exchange believes that:

- **a false market exists or may exist in the trading of the TTI Shares, or**

- **there are insufficient TTI Shares in public hands to maintain an orderly market,**

then it will consider exercising its discretion to suspend dealings in the TTI Shares.

COMPULSORY ACQUISITION

The Offeror does not intend to exercise any right which may be available to them under the provisions of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) to compulsorily acquire any outstanding issued TTI Shares not acquired under the TTI Share Offer after the close of the TTI Share Offer but reserves the right to do so.

INTERESTS AND DEALINGS OF THE OFFEROR AND ITS CONCERT PARTIES IN TTI

As at the Latest Practicable Date, the interests of the Offeror and its Concert Parties in TTI Shares are set out below:

Name	Nature of interests	Interests in TTI Shares	Approximate percentage of interests
Mr. Horst Julius Pudwill	Beneficial Owner	103,337,500	6.87%
	Interests of Spouse (Mrs. Barbara Pudwill)	760,000	0.05%
	Interests of controlled corporation, Sunning Inc. (100% owned by Mr. Horst Julius Pudwill)	185,584,764	12.33%
	Interests of controlled corporation, Cordless Industries Company Limited (70% owned by Mr. Horst Julius Pudwill)	25,952,521	1.72%
Dr. Roy Chi Ping Chung JP	Beneficial Owner	126,405,948	8.40%
	Interests of Spouse (Ms. Li Oi King)	136,000	0.01%
	Interests of controlled corporation, Cordless Industries Company Limited (30% owned by Dr. Roy Chi Ping Chung JP)	11,122,509	0.74%
Mr. Stephan Horst Pudwill	Beneficial Owner	4,054,500	0.27%
Mr. Christopher Horst Pudwill	Beneficial Owner	280,000	0.02%
Total (the Offeror and its Concert Parties)		457,633,742	30.41%

As at the Latest Practicable Date, the Offeror and its Concert Parties held the following TTI Options:

Name	Date on which TTI Options were granted	Outstanding unexercised TTI Options as at the Latest Practicable Date	Subscription price *(HK$)*	Exercise period
Mr. Horst Julius Pudwill	19 September 2003	560,000	8.685	19 September 2003 to 18 September 2008
	25 February 2004	400,000	12.170	25 February 2004 to 24 February 2009
Dr. Roy Chi Ping Chung JP	19 September 2003	560,000	8.685	19 September 2003 to 18 September 2008
	25 February 2004	400,000	12.170	25 February 2004 to 24 February 2009
Mr. Stephan Horst Pudwill	1 March 2004	100,000	12.525	1 March 2004 to 28 February 2009
Mr. Christopher Horst Pudwill	17 July 2003	20,000	7.625	17 July 2003 to 16 July 2008
	1 March 2004	20,000	12.525	1 March 2004 to 28 February 2009

Save as disclosed above, neither the Offeror nor its Concert Parties owned, controlled or were interested in any TTI Shares, convertible securities, warrants, options or derivatives in respect of TTI Shares as at the Latest Practicable Date.

Save for (i) the exercise of 25,728,000 TTI Options by Mr. Horst Julius Pudwill at the exercise price of HK$3.60 per TTI Share on 14 May 2007; and (ii) the exercise of 12,864,000 TTI Options by Dr. Roy Chi Ping Chung JP at the exercise price of HK$3.60 per TTI Share on 14 May 2007, neither the Offeror nor its Concert Parties have dealt in TTI Shares, convertible securities, warrants, options or derivatives in respect of TTI Shares during the Relevant Period.

General

To ensure equality of treatment of all Offer Shareholders, those registered Offer Shareholders who hold TTI Shares as nominee for more than one beneficial owner should, as far as practicable, treat the holding of each beneficial owner separately. It is essential for the beneficial owners of the TTI Shares whose investments are registered in the names of nominees to provide instructions to their nominees of their intentions with regard to the TTI Share Offer.

The availability of the TTI Offers to persons not resident in Hong Kong may be affected by the applicable laws of the relevant jurisdictions. Persons who are not resident in Hong Kong should inform themselves about and observe any applicable requirements in their own jurisdictions. The attention of the TTI Shareholders and other holders of TTI Securities, for which an offer is being made, who are not resident in Hong Kong is drawn to the sub-paragraph (xiii) under the paragraph headed "General" in Appendix I to this Composite Document.

You are recommended to consult your own professional advisers if you are in doubt as to the taxation implications of accepting the TTI Offers. It is emphasised that none of the Offeror, Platinum or any of their respective directors or any other persons involved in the TTI Offers, accepts responsibility for any tax or other effects on, or liabilities of, any person or persons as a result of their acceptance of any of the TTI Offers.

All documents and remittances sent to the TTI Shareholders and/or other holders of TTI Securities, for which an offer is being made, will be sent to them, or their designated agents, at their own risk to their addresses as stated on the Forms of Acceptance or if no such address is stated, as they appear in the register of members of TTI or, in the case of joint TTI Shareholders, to the TTI Shareholder whose name stands first in the register of members of TTI. None of the Offeror, Platinum, TTI, the Receiving Agent, the US Tender Agent or any of their respective directors or Affiliates, or any other person involved in the TTI Offers, accepts any liability for any loss in postage or other forms of despatch or any other liabilities that may arise as a result.

THE OFFERS PERIOD AND TAX IMPLICATIONS

It is intended that the TTI Share Offer, the TTI Bond Offer and the TTI Option Offer will be open for acceptance from the date of despatch of this Composite Document on Monday, 4 June 2007 (Hong Kong time) to Tuesday, 3 July 2007 (Hong Kong time), both days inclusive, whilst the TTI ADS Offer will be open for acceptance from the date of despatch of this Composite Document on Monday, 4 June 2007 (Hong Kong time) to Monday, 2 July 2007 (New York time), both days inclusive. It is the responsibility of the Offer Shareholders and other holders of TTI Securities, who are not resident in Hong Kong who wish to accept any of the TTI Offers and to take any action in relation thereto, to satisfy themselves as to the full observance of the laws of any relevant jurisdiction in connection therewith, including the obtaining of any governmental, exchange control or other consents which may

be required to comply with other necessary formalities or legal requirements. The Offer Shareholders and other holders of TTI Securities who are not resident in Hong Kong will be responsible for the payment of any transfer or other taxes by whomsoever payable due in respect of any jurisdiction.

None of TTI, the Offeror, the Directors, the professional advisers to TTI and the Offeror or any other parties involved in the TTI Offers is/are in a position to advise the Offer Shareholders and the respective holders of TTI Securities on their individual tax implications. The Offer Shareholders and the respective holders of TTI Securities are recommended to consult their own professional advisers as to the tax implications that may arise from accepting the TTI Offers. None of TTI, the Offeror, the Directors, the professional advisers to TTI and the Offeror or any other parties involved in the TTI Offers accepts any responsibility for any tax effect on, or liabilities of, the Offer Shareholders and the holders of TTI Securities.

IMPORTANT NOTE FOR US INVESTORS

The TTI Offers will be for the securities of a Hong Kong company and are subject to Hong Kong disclosure requirements, which are different from those of the United States. The financial information included in this Composite Document has been prepared in accordance with Hong Kong and/or international accounting standards and thus may not be comparable to financial information of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States. The TTI Offers will be made in the United States pursuant to applicable US tender offer rules and otherwise in accordance with the requirements of the Code. Accordingly, the TTI Offers will be subject to disclosure and other procedural requirements, including with respect to withdrawal rights, offer timetable, settlement procedures and timing of payments that are different from those applicable under US domestic tender offer procedures and law.

The receipt of cash pursuant to the TTI Offers by a US holder of TTI Shares and/or TTI Securities may be a taxable transaction for US federal income tax purposes and under applicable US state and local, as well as foreign and other tax laws. Each holder of TTI Shares and/or TTI Securities is urged to consult his independent professional adviser immediately regarding the tax consequences of acceptance of the TTI Offers.

It may be difficult for US holders of TTI Shares and/or TTI Securities to enforce their rights and any claim arising out of the US federal securities laws, since the Offeror and TTI are located in non-US jurisdictions, and some or all of their officers and directors may be residents of non-US jurisdictions. US holders of TTI Shares and/or TTI Securities may not be able to sue a non-US company or its officers or directors in a non-US court for violations of the US securities laws. Further, it may be difficult to compel a non-US company and its affiliates to subject themselves to a US court's judgement.

In accordance with normal Hong Kong practice and pursuant to class exemptive relief granted by the Staff of the Division of Market Regulation of the SEC, the Offeror or its nominees, or its brokers (acting as agents), may from time to time make certain purchases of, or arrangements to purchase, TTI Shares and/or TTI Securities outside the United States, other than pursuant to the TTI Offers, before or during the period in which the TTI Offers remain open for acceptance.

Confidentiality

This Composite Document is confidential and has been prepared solely for the purpose of enabling the Offer Shareholders and holders of TTI Securities for which an offer is being made, to consider the TTI Offers. Any reproduction or distribution of this Composite Document, in whole or in part, and any disclosure of its contents or use of any information herein for any purpose other than considering participation in the TTI Offers is prohibited. Each Offer Shareholder and holders of TTI Securities who consider the TTI Offers, by accepting delivery of this Composite Document, agrees to the foregoing.

Additional Information

Further details of the TTI Offers are set out elsewhere in this Composite Document of which this letter forms a part. We would like to draw your attention to the "Letter from the Board" as set out on pages 19 to 22 of this Composite Document, the "Letter from the Independent Board Committee" as set out on pages 23 to 24 of this Composite Document, the letter from Rothschild to the Independent Board Committee in respect of the TTI Offers as set out on pages 25 to 41 of this Composite Document and the additional information set out in the appendices of this Composite Document

ACTIONS TO BE TAKEN

Completed Forms of Acceptance for the TTI Share Offer, the TTI Option Offer and the TTI Bond Offer should be despatched as soon as possible so as to be received by post or by hand by the Receiving Agent as soon as possible but in any event so that it is received by the Receiving Agent no later than 4:00 p.m. (Hong Kong time) on Tuesday, 3 July 2007. Completed Letter of Transmittal should be despatched as soon as possible so as to received by post or by hand by the US Tender Agent as soon as possible but in any event so that it is received by the US Tender Agent no later than 5:00 p.m. (New York time) on Monday, 2 July 2007. The procedures for acceptance of the TTI Offers are set out in Appendix I to this Composite Document and in the accompanying Form(s) of Acceptance.

Yours faithfully,
For and on behalf of
Platinum Securities Company Limited

Liu Chee Ming
Managing Director

Lenny Li
Assistant Director



Techtronic Industries Co. Ltd.
(Incorporated in Hong Kong with limited liability)
(Stock Code: 669)

Group Executive Directors:
Mr. Horst Julius Pudwill
(Chairman and Chief Executive Officer)
Dr. Roy Chi Ping Chung JP
(Vice Chairman)
Mr. Patrick Kin Wah Chan
Mr. Frank Chi Chung Chan
Mr. Stephan Horst Pudwill

Non-executive Director:
Mr. Vincent Ting Kau Cheung

Independent Non-executive Directors:
Mr. Joel Arthur Schleicher
Mr. Christopher Patrick Langley OBE
Mr. Manfred Kuhlmann

Registered office:
24th Floor
CDW Building
388 Castle Peak Road
Tsuen Wan
New Territories
Hong Kong

4 June 2007

To the Offer Shareholders and the holders of TTI Securities

Dear Sir or Madam,

MANDATORY CONDITIONAL GENERAL OFFERS BY PLATINUM SECURITIES COMPANY LIMITED ON BEHALF OF CORDLESS INDUSTRIES INC. TO ACQUIRE ALL THE ISSUED SHARES, AMERICAN DEPOSITARY SHARES AND ZERO COUPON CONVERTIBLE BONDS OF AND CANCEL ALL OUTSTANDING SHARE OPTIONS OF TECHTRONIC INDUSTRIES COMPANY LIMITED (OTHER THAN THOSE ALREADY OWNED BY CORDLESS INDUSTRIES INC. AND PARTIES ACTING IN CONCERT WITH IT)

INTRODUCTION

On 14 May 2007, the Offeror and TTI jointly announced that TTI received written notices from Mr. Horst Julius Pudwill and Dr. Roy Chi Ping Chung JP on 14 May 2007 that they had exercised the TTI Options granted to them on 28 June 2002 under the TTI Share Option Scheme at the exercise price of HK$3.60 per TTI Share. As a result of the exercise

of these TTI Options, Mr. Horst Julius Pudwill and Dr. Roy Chi Ping Chung JP acquired in aggregate 38,592,000 TTI Shares, representing approximately 2.56% of the enlarged issued capital of TTI as at the date of the Announcement. As a result of these exercise of these TTI Options, the Offeror and its Concert Parties owned in aggregate 457,633,742 TTI Shares, representing approximately 30.41% of the enlarged share capital of TTI and the Offeror is required to make mandatory conditional offers to acquire all the issued TTI Shares, TTI ADSs and TTI Bonds and cancel all outstanding TTI Options, other than those already owned by the Offeror and its Concert Parties pursuant to Rule 26.1 of the Code.

It was also jointly announced that Platinum, on behalf of the Offeror, intended to make mandatory conditional offers to acquire all the issued TTI Shares, TTI ADSs and TTI Bonds and cancel all outstanding TTI Options not already owned by the Offeror and its Concert Parties.

On 18 May 2007, TTI announced that in accordance with Rule 2.1 and Rule 2.8 of the Code, the Independent Board Committee, comprising the three independent non-executive Directors, namely Messrs. Christopher Patrick Langley OBE (the Chairman of the Independent Board Committee), Joel Arthur Schleicher and Manfred Kuhlmann, was established on 14 May 2007 to advise the Offer Shareholders and the holders of TTI Securities in respect of the TTI Offers. Mr. Vincent Ting Kau Cheung, the one non-executive director of TTI, was not eligible to be appointed to the Independent Board Committee, as he is a consultant in the law firm of Vincent T.K. Cheung, Yap & Co., which is acting as the Hong Kong legal adviser to TTI. It was also announced that pursuant to Rule 2.1 of the Code, Rothschild has been appointed as the independent financial adviser to the Independent Board Committee in respect of the TTI Offers. Such appointment has been approved by the Independent Board Committee.

The purpose of this Composite Document is to provide you with, among other things, information relating to the Group, the Offeror and the TTI Offers, the letter of recommendation from the Independent Board Committee in respect of the TTI Offers and the letter of advice from Rothschild to the Independent Board Committee in respect of the TTI Offers.

THE TTI OFFERS

Platinum is making the TTI Offers for and on behalf of the Offeror, subject to the terms set out in this Composite Document (including, but without limitation to, those in Appendix I, which appears on pages 42 to 61 of this Composite Document) and in the accompanying Form(s) of Acceptance, to acquire (i) all of the issued TTI Shares not already owned by the Offeror and its Concert Parties, (ii) all outstanding TTI Bonds, (iii) all outstanding TTI ADSs and to cancel all outstanding TTI Options, other than those held by the Offeror and its Concert Parties. Details of the TTI Offers are set out in the "Letter from Platinum" on pages 8 to 18 of this Composite Document, and Appendix I to this Composite Document.

IRREVOCABLE UNDERTAKINGS TO ACCEPT THE TTI OFFERS

There was no arrangement (whether by way of option, indemnity or otherwise) in relation to TTI Shares between TTI or its associates, as defined by the Code, and any other person and that might be material to the TTI Offers as at the Latest Practicable Date.

SHAREHOLDINGS AND DEALINGS

Shareholdings in the Offeror

TTI did not hold any shares in the Offeror as at the Latest Practicable Date. Save for Mr. Horst Julius Pudwill and Dr. Roy Chi Ping Chung JP, none of the Directors had any interest in the shareholdings of the Offeror as at the Latest Practicable Date.

INFORMATION ON THE GROUP

Securities in issue of TTI

As at the Latest Practicable Date, there were (i) 1,505,050,652 TTI Shares in issue; (ii) 32,627,000 outstanding TTI Options in issue; and (iii) US$140 million worth of outstanding TTI Bonds in issue. As at 31 May 2007 (being the latest practicable date for ascertaining the number of TTI ADSs in issue for this Composite Document), there were 5,663,336 TTI ADSs in issue. Other than TTI Shares, TTI Options, TTI Bonds and TTI ADSs, there were no other classes of securities in the share capital of TTI in issue as at the Latest Practicable Date.

Business of the Group

TTI was incorporated on 24 May 1985 under the laws of Hong Kong and was listed on the Stock Exchange on 17 December 1990. TTI is the holding company of the Group.

TTI is a world-leading producer of quality consumer and professional products marketed for the home improvement and construction industries. TTI produces a wide range of innovative products that include power tools and power tool accessories, outdoor power equipment, floor care, and laser and electronic products.

TTI products are distributed globally through home centers, major retailers, full-line tool distributors, and other channels under leading brands that include Milwaukee®, AEG®, Ryobi®[1], Homelite®, Hoover®, Dirt Devil®, and Vax®. In addition, TTI has an important contract manufacturing business partnering with leading brand name companies and private label retail brands throughout North America and Europe.

1 The use of the trademark Ryobi® is pursuant to a licence granted by Ryobi Limited.

THE OFFEROR'S INTENTIONS IN RELATION TO TTI

Your attention is drawn to the sections titled "The Offeror's Intentions in relation to TTI" and "Listing Status of TTI" in the "Letter from Platinum" set out on pages 8 to 18 of this Composite Document.

FURTHER INFORMATION

In considering what action to be taken in connection with the TTI Offers, the Offer Shareholders and the holders of TTI Securities should consider their own tax positions and, if they are in doubt, they should consult their own professional advisers.

Please refer to the "Letter from Platinum" set out on pages 8 to 18 of this Composite Document and Appendix I to this Composite Document for information in relation to the TTI Offers, the making of the TTI Offers to the Offer Shareholders and the holders of TTI Securities residing in jurisdictions outside Hong Kong, taxation, acceptance and settlement procedures of the TTI Offers.

RECOMMENDATION

Your attention is drawn to the "Letter from the Independent Board Committee" set out on pages 23 to 24 of this Composite Document, which contains its recommendation to the Offer Shareholders and the holders of TTI Securities in respect of the TTI Offers and the "Letter from Rothschild" which is set out on pages 25 to 41 of this Composite Document and which contains its advice to the Independent Board Committee in respect of the fairness and reasonableness of the TTI Offers, and the principal factors and reasons which it has considered before arriving at its advice to the Independent Board Committee. You are also advised to read this Composite Document and the Form(s) of Acceptance in respect of the acceptance and settlement procedures of the TTI Offers.

Yours faithfully,
For and on behalf of the Board of
Techtronic Industries Company Limited
Chi Chung Chan
Group Executive Director



Techtronic Industries Co. Ltd.
(Incorporated in Hong Kong with limited liability)
(Stock Code: 669)

4 June 2007

To the Offer Shareholders and the holders of TTI Securities

Dear Sir or Madam,

**MANDATORY CONDITIONAL GENERAL OFFERS BY
PLATINUM SECURITIES COMPANY LIMITED
ON BEHALF OF
CORDLESS INDUSTRIES INC.
TO ACQUIRE ALL THE ISSUED SHARES, AMERICAN DEPOSITARY SHARES
AND ZERO COUPON CONVERTIBLE BONDS OF AND
CANCEL ALL OUTSTANDING SHARE OPTIONS OF
TECHTRONIC INDUSTRIES COMPANY LIMITED
(OTHER THAN THOSE ALREADY OWNED BY CORDLESS INDUSTRIES INC. AND
PARTIES ACTING IN CONCERT WITH IT)**

We refer to the Composite Document dated 4 June 2007 jointly issued by the Offeror and TTI in relation to the TTI Offers, of which this letter forms part. Terms defined in the Composite Document shall have the same meanings in this letter unless the context otherwise requires.

As the Directors who are independent of the parties to the TTI Offers, we have been appointed as members of the Independent Board Committee to consider the terms of the TTI Offers and to advise you as to whether, in our opinion, the terms of the TTI Offers are fair and reasonable so far as the Offer Shareholders and the holders of TTI Securities are concerned. Rothschild has been appointed as the independent financial adviser to advise the Independent Board Committee in respect of the terms of the TTI Offers. Details of its advice and the principal factors taken into consideration in arriving at its recommendation are set out in the "Letter from Rothschild" on pages 25 to 41 of this Composite Document.

We also wish the draw your attention to (i) the "Letter from Platinum", (ii) the "Letter from the Board", (iii) the "Letter from Rothschild", and (iv) further information set out in the appendices to this Composite Document.

RECOMMENDATION

Having taking into account the terms of the TTI Offers, and the advice and recommendation of Rothschild, we do not consider the TTI Offers to be fair and reasonable so far as the Offer Shareholders and the holders of TTI Securities are concerned. Accordingly, we recommend the Offer Shareholders and the holders of TTI Securities NOT to accept the TTI Offers.

Yours faithfully,
Independent Board Committee
Christopher Patrick Langley OBE **Joel Arthur Schleicher** **Manfred Kuhlmann**
Independent non-executive Directors

Set out below is the text of the letter from Rothschild to the Independent Board Committee prepared for inclusion in the Composite Document.



4 June 2007

To the Independent Board Committee of
Techtronic Industries Company Limited

Dear Sirs,

MANDATORY CONDITIONAL GENERAL OFFERS BY PLATINUM SECURITIES COMPANY LIMITED ON BEHALF OF CORDLESS INDUSTRIES INC. TO ACQUIRE ALL THE ISSUED SHARES, AMERICAN DEPOSITARY SHARES AND ZERO COUPON CONVERTIBLE BONDS OF AND CANCEL ALL OUTSTANDING SHARE OPTIONS OF TECHTRONIC INDUSTRIES COMPANY LIMITED (OTHER THAN THOSE ALREADY OWNED BY CORDLESS INDUSTRIES INC. AND PARTIES ACTING IN CONCERT WITH IT)

We refer to our engagement to advise the Independent Board Committee with respect to the TTI Offers, details of which are contained in the Composite Document dated 4 June 2007 jointly issued by TTI and the Offeror of which this letter forms a part. Rothschild has been appointed as the independent financial adviser to advise the Independent Board Committee as to whether or not the terms of the TTI Offers are fair and reasonable so far as the Offer Shareholders and the holders of the TTI Securities are concerned.

The terms used in this letter shall have the same meanings as defined elsewhere in the Composite Document unless the context otherwise requires.

In accordance with Rule 2.1 of the Code, an Independent Board Committee comprising Messrs. Christopher Patrick Langley OBE (Chairman of the Independent Board Committee), Joel Arthur Schleicher and Manfred Kuhlmann (all being independent non-executive Directors) has been formed to consider the terms of the TTI Offers. Other than members of the Independent Board Committee, none of the other Directors are considered to be independent for the purpose of giving any advice or recommendation to

N M Rothschild & Sons (Hong Kong) Limited
16th Floor, Alexandra House
16-20 Chater Road, Central
Hong Kong SAR

Telephone: (852) 2525-5333
Fax: (852) 2868-1728
(852) 2810-6997



the Offer Shareholders and holders of the TTI Securities in relation to the TTI Offers for the following reasons: (a) Mr. Horst Julius Pudwill and Dr. Roy Chi Ping Chung JP are Group executive Directors and shareholders and directors of the Offeror; (b) Messrs. Patrick Kin Wah Chan and Frank Chi Chung Chan are Group executive Directors and salaried employees of TTI; (c) Mr. Stephan Horst Pudwill is a Group executive Director and a party acting in concert with the Offeror; and (d) Mr. Vincent Ting Kau Cheung is a non-executive Director and a consultant to TTI's legal adviser in Hong Kong.

In formulating our recommendations, we have relied on the information and facts supplied to us by TTI and have assumed that any information and representations made to us are true, accurate and complete in all material respects as at the date hereof and that they may be relied upon. We have also assumed that all information, representations and opinions contained or referred to in the Composite Document are fair and reasonable and have relied on them.

We have been advised by the Directors that no material facts have been omitted and we are not aware of any facts or circumstances which would render the information provided and the representations made to us untrue, inaccurate, incomplete or misleading. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Directors. The Directors (in respect of the information on TTI) and the Offeror Directors (in respect of the information on the Offeror and its Concert Parties) have jointly and severally accepted full responsibility for the accuracy of the information contained in the Composite Document and have confirmed, having made all reasonable enquiries, that, to the best of their knowledge and belief, opinions expressed in the Composite Document have been arrived at after due and careful consideration and there are no other facts the omission of which would make any statement in the Composite Document misleading. We believe that we have reviewed sufficient information to reach an informed view in order to provide a reasonable basis for our advice. We have not, however, conducted any independent in-depth investigation into the business and affairs of TTI or any of its subsidiaries or associated companies, or the Offeror and its Concert Parties.

We have not considered the tax consequences on the Offer Shareholders and holders of the TTI Securities of their acceptances or non-acceptances of the TTI Offers since these are particular to their own individual circumstances. In particular, the Offer Shareholders and holders of the TTI Securities who are resident outside Hong Kong or subject to overseas taxes or Hong Kong taxation on securities dealings should consider their own tax position with regard to the TTI Offers and, if in any doubt, should consult their own professional advisers.



TERMS OF THE TTI OFFERS

For details of the terms of the TTI Offers, your attention is drawn to the "Letter from Platinum" in the Composite Document. The TTI Share Offer is made to the Offer Shareholders by Platinum on behalf of the Offeror on the following basis:

For each TTI Share .... HK$3.60 in cash

The TTI Share Offer is conditional upon valid acceptances having been received at or before 4.00 p.m. on the First Closing Date (or such other time as the Offeror may decide subject to the Code) which would result in the Offeror and its Concert Parties holding more than 50% of the voting rights in TTI.

In addition to the TTI Share Offer, the Offeror has made a conditional offer to all holders of the TTI Option, excluding those held by the Offeror and its Concert Parties, and all holders of the TTI Bond and TTI ADS on the following basis:

For each TTI Option .... HK$0.001 in cash

For each TTI Bond .... HK$1,695.20 in cash

For each TTI ADS .... HK$18.00[1] in cash

Each of the TTI Option Offer, the TTI Bond Offer and TTI ADS Offer shall be made conditional upon the TTI Share Offer becoming or being declared unconditional.

In accordance with the terms of the TTI Share Option Scheme, the holders of TTI Options that are not exercisable during the Offer Period shall be entitled to exercise these TTI Options in full (to the extent not already exercised), upon the TTI Share Offer becoming unconditional, at any time within one month of the announcement made by the Offeror that the TTI Share Offer has become unconditional and that the TTI Share Offer will remain open for acceptances for 14 days. If any TTI Option is not exercised within this one month period, it will automatically lapse.

Note:

(1) This will be converted into US dollars, less a cancellation fee of up to US$0.05 per TTI ADS, the US Depositary's fees and any applicable transfer fees, expenses in relation to currency conversion, taxes and government charges.



PRINCIPAL FACTORS AND REASONS

In arriving at our opinion, we have taken into consideration the following principal factors and reasons:

1. Background and rationale of the TTI Offers

TTI is a world-leading producer of quality consumer and professional products marketed for the home improvement and construction industries. TTI's products include power tools and power tool accessories, outdoor power equipment, floor care and laser and electronic products.

As disclosed in the shareholders' circular of TTI dated 12 March 2002, the Directors considered that in order to enable the Group to attract and retain employees of appropriate qualifications and experience, it is important to provide its employees with an additional incentive by offering them an opportunity to obtain an ownership interest in TTI and to reward them for contributing to the long term success of the business of the Group. The TTI Share Option Scheme was approved by the TTI Shareholders at a general meeting and adopted on 28 March 2002. According to the terms of the TTI Share Option Scheme, the share options under the TTI Share Option Scheme may be exercised at any time from the date of grant to the fifth anniversary thereof and the subscription price is set at the highest of (a) the closing price of the TTI Shares on the date of offer of the share option; (b) the average closing price of the TTI Shares as stated in the daily quotations sheets issued by the Stock Exchange for the five trading days immediately preceding the date of offer; and (c) the nominal value of shares on the date of offer.

Pursuant to the TTI Share Option Scheme, TTI granted 25,728,000 TTI Options and 12,864,000 TTI Options at an exercise price of HK$3.60 each respectively to Mr. Horst Julius Pudwill and Dr. Roy Chi Ping Chung JP on 28 June 2002 and these options will expire on 27 June 2007. Mr. Horst Julius Pudwill is the founder, chairman and chief executive officer of TTI while Dr. Roy Chi Ping Chung JP is the founder and vice chairman of TTI. Both Mr. Horst Julius Pudwill and Dr. Roy Chi Ping Chung JP have been employed by TTI since its incorporation on 24 May 1985.

On 14 May 2007, TTI received written notices from Mr. Horst Julius Pudwill and Dr. Roy Chi Ping Chung JP stating that they have exercised the TTI Options granted to them on 28 June 2002 under the TTI Share Option Scheme, at the exercise price of HK$3.60 per TTI Share. The exercise of these TTI Options has resulted in Mr. Horst Julius Pudwill and Dr. Roy Chi Ping Chung JP acquiring in aggregate 38,592,000 TTI Shares, representing approximately 2.56% of the enlarged share capital of TTI. Consequently, the Offeror and its Concert Parties now own in aggregate 457,633,742 TTI Shares, representing approximately 30.41% of the enlarged issued share capital of TTI and the Offeror is required to make a mandatory conditional general offer for all the issued TTI Shares, TTI ADSs and TTI Bonds and cancel all outstanding TTI Options, other than those already owned by the Offeror and its Concert Parties pursuant to Rule 26.1 of the Code.

Offer Shareholders should note that since the date of grant of the TTI Options to Mr. Horst Julius Pudwill and Dr. Roy Chi Ping Chung JP on 28 June 2002, the business and share price of TTI have performed strongly. The net profit attributable to the TTI Shareholders between the five years ended 31 December 2001 to 2006 recorded a compound annual growth rate of approximately 34.11%. The closing share price of the TTI Shares has also increased by approximately 227.22% from 28 June 2002 to 14 May 2007 (being the Last Trading Day) which compared favourably with the increase of approximately 97.94% in the Hang Seng Index over the same period.

As disclosed in the "Letter from the Board" in the Composite Document, there was no arrangement (whether by way of option, indemnity or otherwise) in relation to the TTI Shares between TTI or its associate, as defined by the Code, and any other person that might be material to the TTI Offers as at the Latest Practicable Date.

Regarding the future intentions of the Offeror in relation to TTI, we note in the "Letter from Platinum" in the Composite Document that the Offeror intends that TTI shall remain listed on the Stock Exchange after the close of the TTI Offers and that the Offeror Directors will jointly and severally undertake to the Stock Exchange to take appropriate steps to ensure that sufficient public float exists in the TTI Shares. The Offeror also intends that TTI continues its principal business activities and that the existing management of TTI will carry out the management and daily operations of TTI. The Offeror currently has no intention to inject any material assets or businesses into TTI, to dispose of any material assets or businesses of TTI or to make any changes to the composition of the Board. The Offeror currently does not intend to introduce any major changes in the business, including any redeployment of the fixed assets of the Group, or the continued employment of the employees of the Group.



2. Financial performance of the TTI Group

The following is a summary of the audited consolidated financial statements of TTI for the three years ended 31 December 2006 as extracted from its annual reports.

	For the year ended 31 December		
	2004	**2005**	**2006**
	(HK$'000)	*(HK$'000)*	*(HK$'000)*
Revenues	16,304,140	22,358,387	21,822,597
Cost of goods sold	(11,363,394)	(15,416,176)	(14,929,737)
Gross profit	4,940,746	6,942,211	6,892,860
Gross profit margin	*30.30%*	*31.05%*	*31.59%*
Selling, distribution, advertising and warranty expenses	(1,916,812)	(2,537,555)	(2,529,631)
Administrative expenses	(1,551,024)	(2,443,035)	(2,414,135)
Research and development costs	(338,962)	(492,234)	(428,311)
Operating profit	1,133,948	1,469,387	1,520,783
Operating profit margin	*6.95%*	*6.57%*	*6.97%*
Other income	39,688	46,630	43,423
Interest income	52,772	60,368	91,454
Finance costs	(150,064)	(353,041)	(391,679)
Share of results of associates	(845)	(6,463)	(895)
Profit before tax	1,075,499	1,216,881	1,263,086
Tax expenses	(108,829)	(157,714)	(184,017)
Profit attributable to minority interests	(40,314)	(40,183)	(7,205)
Net profit	926,356	1,018,984	1,071,864
Net profit margin	*5.68%*	*4.56%*	*4.91%*
Earnings per TTI Share (basic) *(HK$ cents)*	69.28	73.53	73.18
Dividend per TTI Share *(HK$ cents)*	17.00	18.60	19.10

(a) Revenues and gross profit margin

Revenues increased from approximately HK$16,304.14 million for the year ended 31 December 2004 to approximately HK$22,358.39 million for the year ended 31 December 2005 primarily due to the acquisition of two additional brands of professional power tools (Milwaukee® and AEG®) during the year which resulted in a growth of approximately 49.1% in TTI's power equipment products business whereby revenue from TTI's power equipment products accounted for approximately 76.9% of TTI's revenue in 2005. For the year ended 31 December 2006, TTI's revenues declined slightly from the prior year to approximately HK$21,822.60 million mainly due to a softer macro economic environment in the United States in the second half of 2006 and the cautious inventory policy adopted by home equipment retailers. TTI generates its revenues predominantly from the North American markets which accounted for approximately 73.69% of its revenue for the year ended 31 December 2006 with the remaining of approximately 26.31% of its revenue from Europe and the rest of the world.

Notwithstanding the decline in revenues, TTI's gross profit margin continued to increase from approximately 30.30% for the year ended 31 December 2004 to approximately 31.59% for the year ended 31 December 2006 primarily due to TTI's ability to introduce new products and favourable product mix.

(b) Operating profit and net profit

Although operating profit increased from approximately HK$1,133.95 million for the year ended 31 December 2004 to approximately HK$1,520.78 million for the year ended 31 December 2006, operating profit margin remained relatively constant over the same period.

Net profit increased from approximately HK$926.36 million for the year ended 31 December 2004 to approximately HK$1,018.98 million for the year ended 31 December 2005 while net profit margin declined from approximately 5.68% for the year ended 31 December 2004 to approximately 4.56% for the year ended 31 December 2005 primarily as a result of increased acquisitions related interest expenses. For the year ended 31 December 2006, net profit has increased to approximately HK$1,071.86 million while net profit margin has increased to approximately 4.91% as compared with the year 2005, primarily due to improved operating profit and higher interest income.

(c) *Future prospects of TTI*

TTI's future financial performance continues to be affected by its ability to launch new products and synergy contributions (in terms of both sales growth and cost savings) from its acquisitions, especially its latest acquisition in the floor care business, Hoover® (acquisition completed on 31 January 2007). As noted in TTI's 2006 annual report, the management of TTI intends to continue with the existing business strategy of TTI.

3. Valuation considerations

The Offer Price of HK$3.60 per TTI Share is equivalent to the exercise price of the TTI Options granted on to Mr. Horst Julius Pudwill and Dr. Roy Chi Ping Chung JP on 28 June 2002 and represents:

(a) a discount of approximately 67.27% to the closing price of HK$11.00 per TTI Share as quoted on the Stock Exchange on 11 May 2007, being the last business day prior to 14 May 2007, the date of commencement of the Offer Period;

(b) a discount of approximately 69.70% to the closing price of HK$11.88 per TTI Share as quoted on the Stock Exchange as at the Latest Practicable Date;

(c) a discount of approximately 66.91% to the closing price of HK$10.88 per TTI Share as quoted on the Stock Exchange on the Last Trading Day;

(d) a discount of approximately 66.70% to the average closing price of approximately HK$10.81 per TTI Share as quoted on the Stock Exchange over the last 10 trading days up to and including the Last Trading Day;

(e) a discount of approximately 66.64% to the average closing price of approximately HK$10.79 per TTI Share as quoted on the Stock Exchange over the last 20 trading days up to and including the Last Trading Day;

(f) a discount of approximately 65.35% to the average closing price of approximately HK$10.39 per TTI Share as quoted on the Stock Exchange over the last 30 trading days up to and including the Last Trading Day;

(g) an implied price earnings ratio of approximately 4.92 times the earnings per TTI Share of approximately HK$0.73 for the year ended 31 December 2006;

(h) an implied dividend yield of approximately 5.31%, based on the dividend per TTI Share of HK$0.19 for the financial year ended 31 December 2006; and



(i) a discount of approximately 24.69% to the net asset value of approximately HK$4.78 per TTI Share for the year ended 31 December 2006.

On the basis of the Offer Price, the entire issued capital of TTI (on a fully diluted basis, excluding the TTI Shares held by the Offeror and its Concert Parties, assuming that the outstanding TTI Options, excluding those held by the Offeror and its Concert Parties, are exercised in full and all the outstanding TTI Bonds are fully converted) is valued at approximately HK$4,118.06 million.

We have analysed the Offer Price by reviewing: (a) the historical share price performance of the TTI Share; (b) the historical trading volume of the TTI Shares; and (c) recent comparable transaction(s) completed in Hong Kong ("Comparable Transaction(s)").

(a) Historical share price performance of the TTI Share

The graph below illustrates the daily closing prices of the TTI Shares from 2 January 2002 up to and including the Latest Practicable Date:

Chart 1 – Performance of the TTI Share closing price


25.00
20.00
15.00
10.00
5.00
0.00
Share price (HK$)
Closing price on 28 June 2002 (date of grant of TTI Options): HK$3.325 per TTI Share
Offer Price: HK$3.60 per TTI Share
Mar May Jul Sep Nov
2 Jan 2002
2003
2004
2005
2006
2007
Latest Practicable Date

Source: Bloomberg




As illustrated in Chart 1 above, the price of the TTI Shares has been on an upward trend since 2 January 2002 and reached its highest closing price of HK$20.30 on 5 December 2005 before declining and settling at the current level. The TTI Shares have closed above the Offer Price since 12 December 2002. Although the historical TTI Share price performance does not necessarily reflect the future price of the TTI Shares, it is nevertheless useful to compare the Offer Price with the past share price performance.

The table below is a summary of the highest and lowest closing prices, the average closing prices of the TTI Shares and the percentage of trading days which the closing prices of the TTI Shares were above the Offer Price during the one-year period from 15 May 2006 to the Last Trading Day, both days inclusive (the "One-Year Period"):

Table 1 – Trading performance

	One-Year Period
Highest closing price	HK$13.75
Lowest closing price	HK$9.10
Average closing price	HK$10.83
Number of trading days closed above the Offer Price as a percentage of the total number of trading days	100%

Source: Bloomberg

As illustrated in Chart 1 and Table 1 above, the TTI Shares have consistently closed above the Offer Price since 12 December 2002. The Offer Price of HK$3.60 is approximately 73.82% lower than the highest closing price of HK$13.75 per TTI Share achieved on 15 May 2006 during the One-Year Period and approximately 60.44% lower than the lowest closing price of HK$9.10 per TTI Share on 4 August 2006 during the One-Year Period.



(b) Historical trading volume of the TTI Shares

The table below sets out the monthly trading volume of the TTI Shares, the monthly trading volume as a percentage of the issued share capital of TTI and the monthly trading volume as a percentage of the TTI Shares held by the Offer Shareholders during the One-Year Period up to and including 31 May 2007:

Table 2 – Liquidity analysis of the TTI Shares

	Monthly trading volume of the TTI Shares *(million Shares)*	Monthly trading volume of the TTI Shares as a percentage of total issued share capital of TTI[1]	Monthly trading volume of the TTI Shares as a percentage of shares held by the Offer Shareholders[2]
2006			
From 15 May to 31 May	85.52	5.68%	8.16%
June	93.56	6.22%	8.93%
July	61.06	4.06%	5.83%
August	145.62	9.68%	13.90%
September	86.98	5.78%	8.30%
October	51.55	3.42%	4.92%
November	134.06	8.91%	12.80%
December	84.38	5.61%	8.06%
2007			
January	102.53	6.81%	9.79%
February	122.38	8.13%	11.68%
March	180.67	12.00%	17.25%
April	289.20	19.22%	27.61%
May	163.13	10.84%	15.57%
Average monthly trading volume (1 June 2006 to 31 May 2007)	126.26	8.39%	12.05%

Source: Bloomberg

Notes:

(1) Based on the 1,505,050,652 TTI Shares in issue as at the Latest Practicable Date.

(2) Based on the 1,047,416,910 TTI Shares held by the Offer Shareholders as at the Latest Practicable Date.

(3) During the period from 15 May 2006 to 31 May 2007, there was no suspension in the trading of the TTI Shares on the Stock Exchange.



From Table 2 above, we note that the monthly trading volume of the TTI Shares between 1 June 2006 to 31 May 2007 ranged from a low of approximately 51.55 million TTI Shares in October 2006 to a high of approximately 289.20 million TTI Shares in April 2007. The average monthly trading volume of the TTI Shares for the same period was approximately 126.26 million TTI Shares, or approximately 8.39% of the total issued share capital of TTI, or approximately 12.05% of the TTI Shares held by the Offer Shareholders.

Based on the above, the TTI Shares have a reasonably liquid market for the Offer Shareholders and potential investors to trade in the open market. Those Offer Shareholders who wish to take this opportunity to realise part or all of their TTI Shares should have regard to the market price of the TTI Shares before the Closing Date and should sell their shares in the open market rather than accepting the TTI Share Offer if the net proceeds from the sale of the shares in the open market after deducting all transaction costs are more than the net amount to be received under the TTI Share Offer.

(c) Comparable Transaction

In selecting the Comparable Transaction, we have reviewed the 34 general offers announced by companies listed on the main board of the Stock Exchange but excluding the TTI Share Offer, during the period from 1 January 2006 to the Last Trading Day (the "Sample").

In assessing the comparability of the Sample, we have taken into account that (i) the Offeror and its Concert Parties are together the single largest shareholder of TTI prior to the TTI Offers; (ii) Mr. Horst Julius Pudwill and Dr. Roy Chi Ping Chung JP are actively involved in the management and operation of the business of TTI prior to the TTI Offers; and (iii) the TTI Offers were triggered as a result of the exercise of the TTI Options granted to them pursuant to the TTI Share Option Scheme. On this basis, we have excluded all voluntary general offers and mandatory general offers in the Sample that were triggered by (i) a change of control (as defined under the Code) due to a non-shareholder; and (ii) additional shares purchases by an existing shareholder by means other than pursuant to the exercise of share options as they are not considered to be sufficiently comparable to the TTI Share Offer given the circumstances.

From this review, we have identified and considered the offer relating to The Cross Harbour (Holding) Limited ("CHHL") announced on 10 April 2006 to be the most comparable to the TTI Share Offer even though the options exercised by the offeror were granted pursuant to a share option agreement entered into between CHHL and the offeror on 9 May 2003 whereby the offeror purchased options granted by CHHL to subscribe for new shares in CHHL as against the granting of the share options pursuant to an employee share option scheme as in the case of the TTI Share Offer. We have set out in Table 3 the relevant percentages for the only selected Comparable Transaction:

Table 3 – Analysis of Comparable Transaction

				Discount to average closing share price prior to issue of announcement			
Company	**Description**	**Date of announcement**	**Offer price per share** *(HK$)*	**Last trading day** *(%)*	**10 days** *(%)*	**20 days** *(%)*	**30 days** *(%)*
The Cross Harbour (Holding) Limited	The offeror and parties acting in concert increased their shareholdings in CHHL from about 29.92% to 40.36% as a result of the exercise of options	10 April 2006	4.08	39.51	40.04	39.24	37.90
TTI	TTI Share Offer	14 May 2007	3.60	66.91	66.70	66.64	65.35

Source: CHHL's composite document dated 25 May 2006 and Bloomberg

In the above Comparable Transaction, as the offer only received acceptance for approximately 0.012% of the total issued share capital of CHHL, the offer did not become unconditional and lapsed on its closing date. We note that the Offer Price was at a greater discount to the respective average closing share prices of TTI prior to issue of the Announcement as compared with the offer price for CHHL.




Given the above and in particular that (a) the TTI Shares have consistently closed above the Offer Price since 12 December 2002; (b) the TTI Share Offer is made at the Offer Price which is equivalent to the exercise price of the TTI Options granted to Mr. Horst Julius Pudwill and Dr. Roy Chi Ping Chung JP (being the Concert Parties) by TTI on 28 June 2002 (which is almost five years ago); (c) the TTI Shares have a reasonably liquid market for the Offer Shareholders and potential investors to trade in the open market; and (d) the Offer Price is at a discount of approximately 24.69% to the net asset value of approximately HK$4.78 per TTI Share for the year ended 31 December 2006 while the closing price of the TTI Share of HK$11.88 on the Latest Practicable Date is at a premium of approximately 148.54% to the net asset value per TTI Share for the year ended 31 December 2006, we consider that the Offer Price is not fair and reasonable so far as the Offer Shareholders are concerned.

4. Principal factors considered relating to the TTI Option Offer, TTI ADR Offer and TTI Bond Offer

As at the Latest Practicable Date, there were:

(a) 30,567,000 outstanding TTI Options, excluding those held by the Offeror and its Concert Parties. If these TTI Options were exercised in full, TTI will have to issue 30,567,000 TTI Shares, representing approximately 2% of the enlarged issued share capital of TTI; and

(b) US$140 million worth of outstanding TTI Bonds. If these TTI Bonds were converted into TTI Shares, TTI will have to issue 65,922,584 TTI Shares, representing approximately 4.20% of the enlarged issued share capital of TTI.

As at 31 May 2007, there were 5,663,336 TTI ADSs in issue (each TTI ADS represents five TTI Shares).

Pursuant to Rule 13 of the Code, the Offeror will make a comparable offer for all the outstanding TTI Options, TTI Bonds and TTI ADS. These offers are conditional on the TTI Share Offer becoming or being declared unconditional.



In respect of the TTI Option Offer, as the exercise prices of the outstanding TTI Options range from HK$7.625 to HK$19.20 per TTI Share, the exercise prices are higher than the Offer Price and the offer price for the TTI Options is a nominal HK$0.001 per TTI Option in cash for each TTI Option.

In respect of the TTI Bond Offer, each TTI Bond with a face value of HK$7,797.70 will be converted into approximately 470.88 TTI Shares based on the initial conversion price of HK$16.56 per TTI Share. The offer price for the TTI Bond is HK$1,695.20 per TTI Bond (calculated based on the Offer Price of HK$3.60 per TTI Share) in cash.

In respect of the TTI ADS Offer, as each TTI ADS represents five TTI Shares, the offer price for the TTI ADSs is HK$18.00 per TTI ADS (calculated based on the Offer Price of HK$3.60 per TTI Share) in cash which will be converted into US dollars less a cancellation fee of up to US$0.05 per TTI ADS, the US Depository's fees and any applicable transfer fees, expenses in relation to currency conversion, taxes and governmental charges.

In view of our opinion that the Offer Price is not fair and reasonable, and since the TTI Option Offer, the TTI Bond Offer and the TTI ADS Offer are comparable offers, we also consider that the prices offered for the TTI Securities are not fair and reasonable so far as the respective holders of the TTI Securities are concerned.

SUMMARY

Having considered the above principal factors and reasons, we draw your attention to the following in arriving at our recommendation:

(a) The exercise of 38,592,000 TTI Options at the exercise price of HK$3.60 per TTI Shares on 14 May 2007 resulted in the Offeror and its Concert Parties owning in aggregate 457,633,742 TTI Shares, representing approximately 30.41% of the enlarged issued share capital of TTI (from approximately 28.58% of the issued share capital of TTI on 14 May 2007) and accordingly, the Offeror is required to make the TTI Offers pursuant to Rule 26.1 of the Code;



(b) The TTI Options exercised by Mr. Horst Julius Pudwill and Dr. Roy Chi Ping Chung JP were granted to them on 28 June 2002 pursuant to the TTI Share Option Scheme which was approved and adopted by the TTI Shareholders for the purpose of enabling the Group to (i) attract and retain employees of appropriate qualifications and experience; (ii) provide its employees with an additional incentive by offering them an opportunity to obtain an ownership interest in TTI; and (iii) to reward them for contributing to the long term success of the business of the Group. Such TTI Options will expire on 27 June 2007;

(c) The Offer Price is equivalent to the exercise price of the TTI Options paid by the Offeror and its Concert Parties and represents a significant discount to the current trading price of the TTI Shares. In particular, the TTI Shares have closed above the Offer Price since 12 December 2002;

(d) The TTI Shares have a reasonably liquid market for the Offer Shareholders and potential investors to trade in the open market;

(e) The Offer Price is at a discount of approximately 24.69% to the net asset value of approximately HK$4.78 per TTI Share for the year ended 31 December 2006 while the closing price of the TTI Share of HK$11.88 on the Latest Practicable Date is at a premium of approximately 148.54% to the net asset value per TTI Share for the year ended 31 December 2006;

(f) It is the intention of the Offeror that TTI continues its principal business activities which has achieved 12 consecutive years of profit growth to a net profit attributable to TTI Shareholders of approximately HK$1,071.86 million for the year ended 31 December 2006; and

(g) The Offeror intends to maintain the listing status of TTI on the Stock Exchange after the close of the TTI Offers and there is no intention to inject any material assets or businesses into TTI, to dispose of any material assets or businesses of TTI, to make any changes to the composition of the Board or to introduce any major changes in the business, including any redeployment of the fixed assets of the Group, or the continued employment of the employees of the Group.

 

RECOMMENDATION

The TTI Share Offer

Having considered the above principal factors and reasons, we do not consider the terms of the TTI Share Offer to be fair and reasonable so far as the Offer Shareholders are concerned. Accordingly, we advise the Independent Board Committee to recommend to the Offer Shareholders NOT to accept the TTI Share Offer.

Those Offer Shareholders who wish to take this opportunity to realise part or all of their TTI Shares should have regard to the market price of the TTI Shares before the Closing Date and should sell their shares in the open market rather than accepting the TTI Share Offer if the net proceeds from the sale of the shares in the open market after deducting all transaction costs are more than the net amount to be received under the TTI Share Offer.

The TTI Option Offer, the TTI Bond Offer and the TTI ADR Offer

Pursuant to Rule 13 of the Code, the Offeror is obliged to make a comparable offer for all the outstanding TTI Securities. These offers are conditional on the TTI Share Offer becoming or being declared unconditional. In reference to our opinion that the terms of the TTI Share Offer are not fair and reasonable, we consider that the terms of the TTI Option Offer, the TTI Bond Offer and the TTI ADS Offer are also not fair and reasonable so far as the respective holders of the TTI Securities are concerned. Accordingly, we advise the Independent Board Committee to recommend to the holders of the TTI Securities NOT to accept the respective TTI Option Offer, the TTI Bond Offer and the TTI ADS Offer.

Yours very truly,
For and on behalf of
N M Rothschild & Sons (Hong Kong) Limited

Kelvin Chau
Managing Director

Catherine Yien
Director

1. PROCEDURES FOR ACCEPTANCE AND SETTLEMENT

If you decide to accept the TTI Share Offer, please complete and sign the accompanying Pink Form of Acceptance in accordance with the instructions thereon in respect of your holdings of TTI Shares. Please then return the original Pink Form of Acceptance duly completed together with the relevant TTI Share certificate(s) and/or transfer receipt(s) and/or other document(s) of title and/or any satisfactory indemnity or indemnities required in respect thereof for the whole of your holding of TTI Shares, or for not less than the number of TTI Shares in respect of which you accept the TTI Share Offer to the Receiving Agent, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong and in any event so as to be received by not later than 4:00 p.m. on Tuesday, 3 July 2007, being the First Closing Date, or such later time and/or date as the Offeror may decide in accordance with the Code. Acceptances received after 4:00 p.m. on Tuesday, 3 July 2007 will only be valid if the TTI Offers are revised or extended before the First Closing Date, or if the TTI Offers have become or been declared unconditional by 4:00 p.m. on the First Closing Date.

If you decide to accept the TTI Bond Offer, please complete and sign the accompanying Yellow Form(s) of Acceptance in accordance with the instructions thereon in respect of your holdings of TTI Bonds. Please then return the original Yellow Form(s) of Acceptance duly completed together with the TTI Bond certificate(s) and/or transfer receipt(s) and/or other document(s) of title and/or any satisfactory indemnity or indemnities required in respect thereof for the whole of your holding of TTI Bonds, or for not less than the number of TTI Bonds in respect of which you accept the TTI Bond Offer to the Receiving Agent, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong by no later than 4:00 p.m. on Tuesday, 3 July 2007, being the First Closing Date, or such later time and/or date as the Offeror may decide in accordance with the Code. Acceptances received after 4:00 p.m. on Tuesday, 3 July 2007 will only be valid if the TTI Offers are revised or extended before the First Closing Date, or if the TTI Offers have become or been declared unconditional by 4:00 p.m. on the First Closing Date.

If you decide to accept the TTI ADS Offer, please complete and sign the accompanying Letter of Transmittal (in White colour) in accordance with the instructions thereon in respect of your holdings of TTI ADSs. Please then return the original Letter of Transmittal (in White colour) duly completed together with the TTI ADR(s) and any other documents required in respect thereof for the whole of your holding of TTI ADSs, or for not less than the number of TTI ADSs in respect of which you accept the TTI ADS Offer to the US Tender Agent at The Bank of New York, Tender & Exchange Department, P.O Box 11248, Church Street Station, New York, NY 10286-1248 (by mail) or The Bank of New York, Tender & Exchange Department – 11W, 101 Barclay Street, Receive & Deliver Window – Street Level, New York, NY 10286 (by hand or overnight courier) by not later than 5:00 p.m. (New York time) on Monday, 2 July 2007 or such later time and/or date as the Offeror may decide in accordance with the Code. Acceptances received after 5:00 p.m. (New York time) on Monday, 2 July 2007 will only be valid if the TTI Offers are revised or extended before or if the TTI Offers have become or been declared unconditional by 5:00 p.m. on Monday, 2 July 2007.

If you decide to accept the TTI Option Offer, please complete and sign the accompanying Blue Form of Acceptance in accordance with the instructions thereon in respect of your holdings of TTI Options. Please then return the original Blue Form of Acceptance duly completed together with the TTI Option certificate(s) for the whole of your holding of TTI Options or for not less than the number of TTI Options in respect of which you accept the TTI Option Offer to the Receiving Agent at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong and in any event so as to be received by not later than 4:00 p.m. on Tuesday, 3 July 2007, being the First Closing Date, or such later time and/or date as the Offeror may decide in accordance with the Code. Acceptances received after 4:00 p.m. on Tuesday, 3 July 2007 will only be valid if the relevant offer under the TTI Offers has been revised or extended before the First Closing Date, or if the relevant offer under the TTI Offers has become or been declared unconditional by 4:00 p.m. on the First Closing Date.

(a) The TTI Share Offer

(i) If the share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) in respect of your TTI Shares is/are in the name of a nominee company or a name other than your own, and you wish to accept the TTI Share Offer in respect of your TTI Shares, you must either:

(A) lodge your share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) with the nominee company, or other nominee, with instructions authorising it to accept the TTI Share Offer on your behalf and requesting it to deliver the Pink Form of Acceptance duly completed together with the relevant share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof), to the Receiving Agent; or

(B) arrange for the TTI Shares to be registered in your name by TTI through the Receiving Agent, and deliver the Pink Form of Acceptance duly completed together with the relevant share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof), to the Receiving Agent; or

(C) if your TTI Shares have been lodged with your licensed securities dealer/registered institution in securities/custodian bank through CCASS, instruct your licensed securities dealer/registered institution in securities/custodian bank to authorise HKSCC Nominees Limited to accept the TTI Share Offer on your behalf on or before the deadline set out by HKSCC Nominees Limited, in this case by 4:00 p.m. (Hong

Kong time) on Friday, 29 June 2007 which is one business day before the latest date on which acceptances of the TTI Share Offer must be received by the Receiving Agent and request HKSCC Nominees Limited to deliver the Pink Form of Acceptance duly completed together with the relevant TTI Share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title to the Receiving Agent. In order to meet the deadline set by HKSCC Nominees Limited, you should check with your licensed securities dealer/registered institution in securities/custodian bank for the timing on the processing of your instruction, and submit your instruction to your licensed securities dealer/registered institution in securities/custodian bank as required by them; or

(D) if your TTI Shares have been lodged with your Investor Participant Account with CCASS, authorise your instruction via the CCASS Phone System or CCASS Internet System no later than the deadline set out by HKSCC Nominees Limited, in this case by 4:00 p.m. (Hong Kong time) two business days before the latest date on which acceptances of the TTI Share Offer must be received by the Receiving Agent, which is Thursday, 28 June 2007.

(ii) If you have lodged transfer(s) of any of your TTI Shares for registration in your name and have not yet received your share certificate(s), and you wish to accept the TTI Share Offer in respect of your TTI Shares, you should nevertheless complete the Pink Form of Acceptance and deliver it to the Receiving Agent together with the transfer receipt(s) duly signed by yourself. Such action will constitute an authority to Platinum and/or the Offeror or their respective agent(s) to collect from TTI or the Receiving Agent on your behalf the relevant share certificate(s) when issued and to deliver such share certificate(s) to the Receiving Agent as if it was/they were delivered to the Receiving Agent with the Pink Form of Acceptance.

(iii) If the share certificate(s) and/or transfer receipt(s) and/or other document(s) of title in respect of your TTI Shares is/are not readily available and/or is/are lost and you wish to accept the TTI Share Offer in respect of your TTI Shares, you should nevertheless complete the Pink Form of Acceptance and deliver it to the Receiving Agent together with a letter stating that you have lost one or more of your share certificate(s) and/or transfer receipt(s) and/or other document(s) of title or that it/they is/are not readily available. If you find such document(s) or if it/they become(s) available, the relevant share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title should be forwarded to the Receiving Agent as soon as possible thereafter. If you have lost your share certificate(s) and/or transfer receipt(s) and/or other document(s) of title, you should also write to the Receiving Agent for a letter of indemnity which, when completed in accordance with the instructions given, should be returned to the Receiving Agent.

(iv) Acceptance of the TTI Share Offer will be treated as valid only if the Pink Form of Acceptance is duly completed, is received by the Receiving Agent by no later than 4:00 p.m. (Hong Kong time) on Tuesday, 3 July 2007 (or such later time and/or date as the Offeror may determine and announce as permitted under the Code) and the Receiving Agent has recorded that the acceptance and any relevant documents required by Note 1 to Rule 30.2 of the Code have been so received, and is:

(A) accompanied by the relevant share certificate(s) and/or transfer receipt(s) and/or other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) and, if those share certificate(s) and/or transfer receipt(s) and/or other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) is/are not in your name, such other documents (e.g. a duly stamped transfer of the relevant TTI Share(s) in blank or in favour of the TTI Shareholder accepting the TTI Share Offer executed by the registered holder) in order to establish your right to become the registered holder of the relevant TTI Shares; or

(B) from a registered TTI Shareholder or his/her/its personal representative (but only up to the amount of the registered holding and only to the extent that the acceptance relates to the TTI Shares which are not taken into account under another sub-paragraph under this paragraph (e)); or

(C) certified by the Receiving Agent or the Stock Exchange; or

(D) from HKSCC Nominees Limited, if the TTI Shares are deposited at CCASS on behalf of the TTI Shareholder.

If the Pink Form of Acceptance is executed by a person other than the registered TTI Shareholder, appropriate documentary evidence of authority to the satisfaction of the Receiving Agent (e.g. grant of probate or certified copy of a power of attorney) must be produced.

(v) No acknowledgement of receipt of any Pink Form(s) of Acceptance, share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) will be given.

(vi) In accordance with Rule 20.1 of the Code, payment will be posted to the accepting Offer Shareholders by ordinary post at their own risk as soon as possible but in any event within 10 days of the date of receipt by the Receiving Agent of the complete and valid Pink Form of Acceptance, or the Unconditional Date, whichever is later. Relevant documents of title must be received by the Receiving Agent to render each acceptance of the TTI Share Offer complete and valid.

(vii) If the TTI Share Offer does not become, or is not declared, unconditional in all respects within the time permitted by the Code, the share certificate(s) and/or transfer receipt(s) and/or other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) received by the Receiving Agent will be posted by the Receiving Agent to the Offer Shareholders who have accepted the TTI Share Offer by ordinary post at their own risk as soon as possible but in any event within 10 days after the TTI Share Offer has lapsed.

(viii) The address of the Receiving Agent is at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong.

(b) TTI Bond Offer

(i) Subject to the TTI Bond Offer becoming or being declared unconditional and provided that the Yellow Form of Acceptance, the TTI Bond certificate(s) an/or transfer receipts and/or other documents of title and/or any satisfactory indemnity or indemnities required in respect thereof, are completed and in good order and have been received by the Receiving Agent before the close of the TTI Bond Offer, cheques in respect of the relevant consideration will be posted at the risk of accepting holders of TTI Bonds within 10 days of the later of:

(A) the date on which the TTI Bond Offer becomes or is declared unconditional; and

(B) the receipt of all the relevant documents by the Receiving Agent to render the acceptance under the TTI Bond Offer complete and valid.

(ii) If the TTI Bond certificate(s) and/or transfer receipt(s) and/or any other document(s) of title for your TTI Bonds are in the name of a nominee company or some name other than your own, and you wish to accept the TTI Bond Offer, you must either:

(A) lodge your TTI Bond certificate(s) and/or transfer receipts and/or any other document(s) of title and/or required in respect thereof, with the nominee company or other nominee with instructions authorizing it to accept the TTI Bond Offer on your behalf and requesting it to deliver the Yellow Form of Acceptance duly completed together with the relevant TTI Bond certificates(s) and/or transfer receipt(s) and/or any other document(s) of title and/or any satisfactory indemnity or indemnities required in respect thereof, to the Receiving Agent; or

(B) arrange for the TTI Bonds to be registered in your name with the bond registrar and send the completed Yellow Form of Acceptance to the Receiving Agent together with the relevant TTI Bond certificate(s) and/or transfer receipt(s) and/or any other document(s) of title and/or any satisfactory indemnity or indemnities required in respect thereof; or

(C) if you have deposited your TTI Bonds with CCASS, instruct your broker to authorize HKSCC Nominees Limited to accept the TTI Bond Offer on your behalf on or before the deadline set by HKSCC Nominees Limited before the closing date. In order to meet the deadline set by HKSCC Nominees Limited, you should check with your broker for the timing on processing your instruction and submit your instruction to your broker as required.

(iii) If the TTI Bond certificate(s) and/or transfer receipt(s) and/or any document(s) of title and/or any satisfactory indemnity or indemnities in respect thereof of your TTI Bonds are not readily available or is, are, lost and you wish to accept the TTI Bond Offer, you should nevertheless complete and sign the Yellow Form of Acceptance and deliver it to the Receiving Agent and arrange for the relevant TTI Bond certificate(s) and/or transfer receipt(s) and/or other document(s) of title and/or any satisfactory indemnity or indemnities required in respect thereof to be forwarded to the Receiving Agent as soon as possible thereafter accompanied by a letter stating that you have lost one or more title and/or any satisfactory indemnity or indemnities required in respect thereof, or that they are not readily available. If you have lost your TTI Bond certificate(s), you should also write to the bond registrar for a letter of indemnity, which when completed in accordance with the instructions given should be returned to the bond registrar.

(iv) If you have lodged a transfer of TTI Bonds for registration in your name but have not yet received your TTI Bond certificate(s) and you wish to accept the TTI Bond Offer. you should nevertheless complete the Yellow Form of Acceptance and deliver it to the Receiving Agent together with the transfer receipt(s) duly signed by your self. Such action will be deemed to be an authority to the Offeror or their agents to collect, on your behalf, the relevant TTI Bond certificate(s) when issued and to deliver such TTI Bond certificate(s) to the Receiving Agent, subject to the terms of the TTI Bond Offer as if they were TTI Bond certificate(s) delivered to the Receiving Agent with the Yellow Form of Acceptance.

(v) The cash consideration due will not be paid until the relevant TTI Bond certificate and/or transfer receipt and/or any other documents of title (and/or a satisfactory indemnity or indemnities in respect of any lost TTI Bond certificate) have been received by the Receiving Agent and otherwise subject to the terms and conditions of the TTI Bond Offer. However, an acceptance may not be counted towards fulfilling the acceptance condition unless it is received on or before the latest time for acceptance set out in this Composite Document, the Yellow Form of Acceptance is duly accompanied by the relevant TTI Bond certificate(s) and/or transfer receipts and/or other documents of title or certified by the Receiving Agent or the Stock Exchange.

(vi) No acknowledgement or receipt of any Yellow Form(s) of Acceptance, TTI Bond certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) will be given.

(vii) If the TTI Bond Offer lapses, the TTI Bond certificates and other relevant documents tendered to the TTI Bond Offer will be posted to those who accepted the TTI Bond Offer within 10 days of the lapse of the TTI Bond Offer.

(c) TTI ADS Offer

(i) If you are a holder of TTI ADSs, you will have received a Letter of Transmittal (in White colour) for use in connection with the TTI ADS Offer. Paragraph 1(c) of this Appendix I should be read together with the instructions in the Letter of Transmittal (in White colour). The provisions of this Appendix I, other than paragraphs 1(a), 1(b) and 1(d), shall be deemed to be incorporated in, and form a part of, the Letter of Transmittal (in White colour). The instructions printed on the Letter of Transmittal shall be deemed to form part of the terms of the TTI ADS Offer.

(ii) ***Acceptance and Payment by the Offeror.*** Unless the TTI ADS Offer has previously become or been declared unconditional, revised or extended, and upon the terms and subject to the conditions of the TTI ADS Offer (including, if the TTI ADS Offer is extended or revised, the terms and conditions of any such extension or revision), the Offeror will accept for payment all TTI Shares represented by TTI ADSs validly tendered prior to 5:00 p.m. (New York time) on Monday, 2 July 2007, (the "ADS Acceptance Deadline") and, in the case of an extended Offer Period, prior to 5:00 p.m. (New York time) on the US business day preceding the end of the extended Offer Period.

(iii) In all cases, payment for TTI Shares represented by TTI ADSs tendered and accepted for payment by the Offeror pursuant to the TTI ADS Offer will be made only after timely receipt by the US Tender Agent of (A) the TTI ADRs evidencing the TTI ADSs or confirmation (a "Book-Entry Confirmation") of a book-entry transfer of such TTI ADSs into the US Tender Agent's account at The Depository Trust Company (the "Book-Entry Transfer Facility") pursuant to the procedures discussed in paragraph 1(c)(vi) of this Appendix I, (B) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent's Message (as defined in paragraph 1(c)(vi) of this Appendix I) in lieu of the Letter of Transmittal and (C) any other documents required by the Letter of Transmittal. Subject to the withdrawal rights described in paragraph 1(g) of this Appendix I, such acceptance will be deemed to constitute a binding agreement between such tendering TTI ADSs holder and the Offeror upon the terms and subject to the conditions of the TTI ADS Offer. If a TTI ADS has been tendered by a TTI ADS holder, the TTI Shares represented by such TTI ADSs may not be tendered independently. A Letter of Transmittal and other required documents contained in an envelope postmarked in any jurisdiction where it would be unlawful to make the TTI ADS Offer or otherwise appearing to the Offeror or its agents to have been sent from any jurisdiction where it would be unlawful to do so will not constitute a valid acceptance of the TTI ADS Offer.

(iv) For the purposes of the TTI ADS Offer, the Offeror will be deemed to have accepted for payment (and thereby purchased) TTI Shares represented by TTI ADSs validly tendered and not properly withdrawn as, if and when the Offeror gives oral or written notice to the US Tender Agent of the Offeror's acceptance for payment of such TTI Shares pursuant to the TTI ADS Offer.

(v) Upon the terms and subject to the conditions of the TTI ADS Offer, payment for TTI Shares accepted for payment pursuant to the TTI ADS Offer will be made by deposit of the purchase price therefor with the US Tender Agent, which will act as agent for tendering TTI ADS holders for the purpose of receiving payments from the Offeror and transmitting such payments to tendering TTI ADS holders whose TTI Shares represented by TTI ADSs have been accepted for payment. Under no circumstances will the Offeror pay interest on the purchase price for TTI Shares represented by TTI ADSs, regardless of any delay in making such payment. **The Offeror will deliver Hong Kong dollars, after deducting any applicable stock transfer taxes and/or Hong Kong stamp duty to the US Tender Agent for the TTI ADSs representing the TTI Shares purchased by the Offeror and the US Tender Agent will convert said Hong Kong dollars into US dollars on the open spot market on or about the date such Hong Kong dollars are received by it from the Offeror. The actual amount of US dollars received will depend upon the relevant exchange rate prevailing on the day funds are converted by the US Tender Agent.** TTI

ADS holders should also be aware that the relevant exchange rate which is prevailing at the date on which a TTI ADS holder executes the Letter of Transmittal (or in the case of a book-entry transfer, authorises an Agent's Message to be delivered) and on the date of despatch of payment from the Offeror to the US Tender Agent may be different from that prevailing on the day funds are converted by the US Tender Agent. The US Tender Agent will deduct from the offered consideration any fees payable to The Bank of New York, as depositary for the TTI ADSs, resulting from the cancellation of the TTI ADSs in connection with the US Tender Agent's delivery to the Offeror of TTI Shares represented by TTI ADS, including a cancellation fee of up to US$0.05 per TTI ADS, The Bank of New York's fees and any applicable transfer fees, expenses in relation to currency conversion, taxes and governmental charges. The actual amount of consideration received will be net of such fees. Under the Code, payment will be sent to the TTI ADS holders by the US Tender Agent as soon as possible after the date on which the TTI ADS Offer becomes or is declared unconditional and the Offer Period terminates. Where a TTI ADS holder accepts the TTI ADS Offer by physical delivery of American depositary receipts, cheques for the cash consideration will be despatched by the US Tender Agent by means of the US mail. Where a TTI ADS holder accepts the TTI ADS Offer by book-entry transfer, the cash consideration will be transferred by the US Tender Agent to the Book-Entry Transfer Facility for credit to the account of the Book-Entry Transfer Facility participant who validly tendered the TTI ADSs through the Book-Entry Transfer Facility.

(vi) ***Book-Entry Transfer.*** The US Tender Agent will establish an account at the Book-Entry Transfer Facility with respect to interests in TTI ADSs held in book-entry form for the purposes of the TTI ADS Offer within two business days from the date of this Composite Document. TTI ADSs held through the Book-Entry Transfer Facility must be tendered through any financial institution that is a participant in the Book-Entry Transfer Facility by (A) causing the Book-entry Transfer Facility to transfer such interests in TTI ADSs into the US Tender Agent's account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility's procedure for such transfer, and (B) causing the applicable Book-entry Transfer Facility participant to deliver an Agent's Message to the US Tender Agent or delivering a completed Letter of Transmittal to the US Tender Agent. The term "Agent's Message" means a message transmitted by the Book-Entry Transfer Facility to, and received by, the US Tender Agent and forming a part of a Book-Entry Confirmation that states that the Book-Entry Transfer Facility has received an express acknowledgement from the participant in the Book-Entry Transfer Facility tendering such TTI ADSs that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Offeror may enforce such agreement against the participant. The confirmation of a book-entry transfer of the interests in TTI

ADSs into the US Tender Agent's account at the Book-Entry Transfer Facility as described above is referred to herein as a "Book-Entry Confirmation". TTI ADSs held in book-entry transfer form must be transferred to the US Tender Agent's account at the Book-Entry Transfer Facility by no later than the ADS Acceptance Deadline. Delivery of documents or instructions to the Book-Entry Transfer Facility does not constitute delivery to the US Tender Agent.

(vii) ***Method of delivery.*** The method of delivery of TTI ADSs, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and at the risk of the tendering TTI ADS holder, and the delivery will be deemed made only when actually received by the US Tender Agent (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

(viii) ***Signature guarantees.*** Signatures on all Letters of Transmittal must be guaranteed by a firm which is a member of the Security Transfer Agent Medallion Signature Program, or by any other "eligible guarantor institution", as such term is defined in Rule 17Ad-15 under the Exchange Act (each of the foregoing being referred to as an "Eligible Institution"), except in cases where TTI ADSs are tendered (A) by a registered TTI ADS holder who has not completed either the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" on the Letter of Transmittal or (B) for the account of an Eligible Institution. If a TTI ADS is registered in the name of a person other than the signer of the Letter of Transmittal, or if a TTI ADS not accepted for payment or not tendered is to be registered in the name of, a person other than the registered holder(s), then the TTI ADS must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the TTI American depositary receipt, with the signature(s) on such TTI ADS or stock powers guaranteed by an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.

(ix) ***Partial tenders (not applicable to TTI ADS holders who tender by book-entry transfer).*** If fewer than all TTI ADSs evidenced by any American depositary receipt delivered to the US Tender Agent are to be tendered, new American depositary receipt(s) evidencing the remainder of TTI ADSs that were evidenced by the American depositary receipt(s) delivered to the US Tender Agent will be sent to the person(s) signing the Letter of Transmittal, unless otherwise provided in the box entitled "Special Delivery Instructions" on the Letter of Transmittal, as soon as practicable after the ADS Acceptance Deadline or the termination of the TTI ADS Offer. All TTI Shares represented by TTI ADSs evidenced by American depositary receipts delivered to the US Tender Agent will be deemed to have been tendered unless otherwise indicated.

(x) ***Special Payment Instructions.*** Unless otherwise indicated below in the box entitled "Special Payment Instructions" on the Letter of Transmittal, the cheque for the purchase price of all TTI Shares purchased will be issued in the name(s) of, and all TTI ADRs evidencing TTI ADSs not tendered or not accepted for payment will be returned to, the person signing the Letter of Transmittal. Similarly, unless otherwise indicated in the box entitled "Special Delivery Instructions" on the Letter of Transmittal, the cheque for the purchase price of all purchased TTI Shares represented by TTI ADSs tendered shall be mailed to, and all TTI ADRs evidencing TTI ADSs not tendered or not accepted for payment (and accompanying documents, as appropriate) shall be returned to, the address(es) of the person signing the Letter of Transmittal. In the event that the boxes entitled "Special Payment Instructions" and "Special Delivery Instructions" are both completed, the cheque for the purchase price of all purchased TTI Shares represented by TTI ADSs shall be issued in the name(s) of, and all TTI ADRs evidencing TTI ADSs not tended or not accepted for payment (and any accompanying documents, as appropriate) shall be delivered to, the person(s) so indicated. Unless otherwise indicated in the box entitled "Special Payment Instructions" on the Letter of Transmittal, any TTI ADSs tendered and delivered by book-entry transfer that are not accepted for payment shall be returned by crediting the account at the Book-Entry Transfer Facility at which the tender was made. The Offeror has no obligation, pursuant to the Special Payment Instructions, to transfer any TTI ADSs from the name of the registered holder(s) thereof if the Offeror does not accept for payment any TTI Shares represented by TTI ADSs tendered.

(xi) ***Determination of Validity.*** Subject to Rule 30.2 of the Code, all questions as to the form of documents and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender will be determined by the Offeror, in its sole discretion, which determination shall be final and binding on all parties. The Offeror reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. The Offeror also reserves the absolute right to waive any condition of the TTI ADS Offer to the extent permitted by applicable law or any defect or irregularity in the tender of any TTI Shares or TTI ADSs of any particular holder, whether or not similar defects or irregularities are waived in the case of other holders. No tender will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of the Offeror or any of its affiliates or assigns, the US Tender Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. The Offeror's interpretation of the terms and conditions of the TTI ADS Offer (including the Letter of Transmittal and the instructions in this Composite Document) will be final and binding.

A tender pursuant to any of the procedures described above will constitute the tendering TTI ADS holders acceptance of the terms and conditions of the TTI ADS Offer, as well as the tendering TTI ADS holder's representation and warranty to the Offeror that (A) such TTI ADS holder has the full power and authority to tender, sell, assign and transfer the tendered TTI ADSs and the TTI Shares represented by such TTI ADSs (and any and all other TTI Shares, TTI ADSs or other securities issued or issuable in respect of such TTI Shares or TTI ADSs), and (B) when the TTI Shares represented by such TTI ADSs are accepted for payment by the Offeror, the Offeror will acquire good and unencumbered title, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. The acceptance for payment by the Offeror of TTI Shares represented by TTI ADSs pursuant to any of the procedures described above will constitute a binding agreement between the tendering TTI ADS holder and the Offeror upon the terms and subject to the conditions of the TTI ADS Offer.

(xii) ***Appointment as Proxy.*** By executing the Letter of Transmittal (or by causing an Agent's Message to be delivered), each tendering TTI ADS holder irrevocably appoints the designees of the Offeror and each of them, as the attorneys and proxies of such TTI ADS holder, each with full power of substitution, to vote in such manner as each such attorney and proxy or his substitute shall, in his sole discretion, deem proper and otherwise act (by written consent or otherwise) with respect to all TTI ADSs tendered, including all TTI Shares represented by such TTI ADSs, and all TTI Shares which have been accepted for payment by the Offeror prior to the time of such vote or other action and all dividends, distributions (including, without limitation, distributions of additional TTI Shares or TTI ADSs) and rights declared, paid or distributed in respect of such TTI Shares or TTI ADSs on or after the Announcement (collectively, "distributions"), which such TTI ADS holder is entitled to vote at any meeting of shareholders of TTI (whether annual or special and whether or not an adjourned or postponed meeting) or consent in lieu of any such meeting or otherwise. This proxy and power of attorney is coupled with an interest in TTI ADSs tendered and the TTI Shares represented by such TTI ADSs, is irrevocable and is granted in consideration of, arid is effective upon, the acceptance for payment of the TTI Shares represented by such TTI ADSs' by the Offeror in accordance with other terms of the TTI ADS Offer. Such acceptance for payment by the Offeror shall revoke all other proxies and powers of attorney granted by the tendering holder at any time with respect to such TTI ADSs or the TTI Shares represented by such TTI ADSs (and all TTI ADSs and other securities issued in distributions in respect of such TTI ADSs or TTI Shares represented thereby), and no subsequent proxies, powers of attorney, consents or revocations may be given by such TTI ADS holder with respect to such TTI ADSs or the TTI Shares represented by such TTI ADSs (and if

given will not be deemed effective). In order for TTI ADSs or distributions to be deemed validly tendered, immediately upon transfer to the Offeror of the TTI Shares represented by such TTI ADSs, the Offeror must be able to exercise full voting and other rights with respect to such TTI ADSs and the TTI Shares represented by such TTI ADSs (and any and all distributions), including, without limitation, voting at any meeting of the TTI shareholders concerning any matter.

(xiii) ***Other requirements.*** Execution of the Letter of Transmittal by a TTI ADS holder (together with any signature guarantees) and its delivery to the US Tender Agent (or, in the case of a book-entry transfer, delivery of an Agent's Message to the US Tender Agent) shall constitute in respect of the accepted TTI ADSs and the TTI Shares represented by such TTI ADSs:

(A) the irrevocable appointment of the US Tender Agent as the agent of such TTI ADS holder and an irrevocable instruction and authority to the US Tender Agent, in all respects in accordance with the terms of the Letter of Transmittal, to surrender such TTI ADSs to the TTI ADS depositary and to instruct the TTI ADS depositary to instruct HSBC, in its capacity as custodian under the TTI ADS facility, in respect of the TTI Shares represented by the tendered TTI ADSs having been accepted for purchase, to execute and deliver to the Receiving Agent, or any successor share registrar of TTI, all or any form(s) of transfer and/or other document(s)) with respect to the TTI Shares represented by such TTI ADSs; and

(B) an irrevocable acknowledgment by the TTI ADS holder that (1) payment by the Offeror for the TTI Shares represented by such TTI ADS holder's TTI ADSs shall constitute payment for such TTI ADSs and (2) none of the TTI ADS holder, the US Tender Agent, the Custodian or any other person shall be entitled to receive any other consideration under the TTI ADS Offer in connection with the tender or delivery of such TTI ADSs.

(xiv) If the TTI ADS Offer does not become, or is not declared, unconditional within the time permitted by the Code, the TTI ADRs and/or other documents of title received by the US Tender Agent will be returned to the accepting TTI ADS holders by post as soon as possible but in any event within 10 days after the TTI ADS Offer has lapsed.

If you are in any doubt about the procedures for acceptance, please contact the US Tender Agent at 1-800-507-9357.

(d) TTI Option Offer

(i) Subject to the TTI Option Offer becoming or being declared unconditional and provided that the Blue Form of Acceptance, the TTI Option certificate(s) for the whole of your holding of TTI Options or for the number of TTI Options in respect of which you accept the TTI Option Offer, are completed and in good order and have been received by the Receiving Agent before the close of the TTI Option Offer, cheques in respect of the relevant consideration will be posted at the risk of accepting holders of TTI Options within ten days of the later of:

(A) the date on which the TTI Option Offer becomes or is declared unconditional; and

(B) the receipt of all the relevant documents by the Receiving Agent to render the acceptance under the TTI Option Offer complete and valid.

(ii) If the TTI Option certificate(s) of your TTI Options is/are lost and you wish to accept the TTI Option Offer, you should nevertheless complete and sign the Blue Form of Acceptance and deliver it to the Receiving Agent at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong and arrange for the relevant TTI Option certificate(s) to be forwarded to the Receiving Agent at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong as soon as possible thereafter accompanied by a letter stating that you have lost one or more of your TTI Option certificate(s).

(iii) The cash consideration due will not be despatched until the relevant TTI Option certificate has been received by the Receiving Agent and otherwise subject to the terms and conditions of the TTI Option Offer.

(iv) No acknowledgement of receipt of any Blue Form of Acceptance, TTI Option certificate or transfer receipt and/or any other documents of title will be given.

(v) If the TTI Offers lapse, the TTI Option certificates and any other relevant documents tendered to the TTI Option Offer will be posted to those who accepted the TTI Option Offer within 10 days of the lapse of the TTI Offers.

(e) Acceptance Period and Revisions

(i) The TTI Offers are made on Monday, 4 June 2007, namely the date of despatch of this Composite Document, and are capable of acceptance on and from this date.

(ii) Unless the TTI Offers have been previously extended with the consent of the Executive, all acceptances must be received by 4:00 p.m. on Tuesday, 3 July 2007, being the First Closing Date.

(iii) If in the course of the TTI Offers, the Offeror revises its terms with the consent of the Executive, all Offer Shareholders and holders of TTI Securities (other than the Offeror and its Concert Parties), whether or not they have already accepted the TTI Offers, will be entitled to the revised terms. A revised offer must be kept open for at least 14 days following the date on which the revised offer document is posted.

(f) Announcements

(i) By 6:00 p.m. (Hong Kong time) (or such later time as the Executive may in exceptional circumstances permit) on a Closing Date (the First Closing Date being Tuesday, 3 July 2007), the Offeror must inform the Executive and the Stock Exchange of its decision in relation to the revision, extension, expiry or unconditionality of the TTI Offers. The Offeror must publish an announcement on the Stock Exchange's website by 7:00 p.m. on the Closing Date stating whether the TTI Offers have been revised or extended, has expired or has become or been declared unconditional (whether as to acceptances or in all respects). Such announcement must be republished in accordance with the requirements set out below on the next business day.

The announcement will state the total number of TTI Shares and/or TTI Securities and rights over shares:

(A) for which acceptances of the TTI Offers have been received;

(B) held, controlled or directed by the Offeror or its Concert Parties before the Offer Period; and

(C) acquired or agreed to be acquired during the Offer Period by the Offeror or any of its Concert Parties.

The announcement will specify the percentages of the issued share capital of TTI and the percentages of voting rights, represented by these numbers.

(ii) As required under the Code regarding the publication of documents, all announcements in relation to the TTI Offers will be made in accordance with the requirements of the Listing Rules.

(g) Right of Withdrawal

An acceptor of any of the TTI Offers shall be entitled to withdraw his/her/its acceptance after 21 days from the First Closing Date if the relevant offer under the TTI Offers has not by then become unconditional as to acceptances. An acceptor of any of the TTI Offers may withdraw his/her/its acceptance by lodging a notice in writing signed by the acceptor (or his/her/its agent duly appointed in writing and evidence of whose appointment is produced together with the notice) to the Receiving Agent or the US Tender Agent, as the case may be.

Such entitlement to withdraw shall be exercisable only until such time as the TTI Offers become or are declared unconditional as to acceptances. Furthermore, in the circumstances set out in Rule 19.2 of the Code (which is to the effect that if the Offeror is unable to comply with any of the requirements of making announcements relating to the TTI Offers as described under the paragraph headed "Announcements" above), the Executive may require that acceptors be granted a right of withdrawal, on terms acceptable to the Executive, until such requirements can be met. Save as aforesaid, acceptances of the TTI Offers shall be irrevocable and not capable of being withdrawn.

(h) General

(i) All communications, notices, Form(s) of Acceptance, certificates of TTI Shares, and/or TTI Securities transfer receipts, other documents of title or indemnities and remittances to be delivered by or sent to or from the Offer Shareholders and/or holders of TTI Securities will be delivered by or sent to or from them, or their designated agents, at their own risk, and none of the Offeror, Platinum, TTI, the Receiving Agent, the US Tender Agent or any of their respective directors, or any other person involved in the TTI Offers, accepts any liability for any loss in postage or any other liabilities that may arise as a result.

(ii) Subject to Rule 30.2 of the Code, acceptance(s) of the TTI Offers may, at the absolute discretion of the Offeror, be treated as valid even if not entirely in order or which is not accompanied by the relevant share certificate(s) and/or transfer receipt(s) and/or other document(s) of title (and/or any satisfactory indemnity or indemnities in respect thereof), but, in such cases, the cheque(s) for the consideration due will not be despatched until the share certificate(s) and/or transfer receipt(s) and/or other document(s) of title (and/or any satisfactory indemnity or indemnities in respect thereof), has/have been received by the Receiving Agent or the US Tender Agent, as the case may be. However, such acceptances to the TTI Offers will not be counted towards fulfilling the acceptance condition unless Rule 30.2 of the Code has been fully complied with.

(iii) If no number of TTI Shares and/or TTI Securities is specified in the Form of Acceptance or the number of TTI Shares and/or TTI Securities specified by the acceptor in the Form of Acceptance is greater than the number of the TTI Shares and/or TTI Securities registered in the name of the acceptor as holder, the acceptor shall be deemed to have accepted the relevant TTI Offer in respect of the entire holding of the TTI Shares and/or TTI Securities registered in the acceptor's name.

(iv) Subject to the above, if the number of TTI Shares and/or TTI Securities specified by the acceptor in the Form of Acceptance is greater than the relevant share certificate(s) and/or transfer receipt(s) and/or other document(s) of title (and/or any satisfactory indemnity or indemnities in respect thereof), that are forwarded by the acceptor to the Receiving Agent, the acceptor shall be deemed to have accepted the relevant TTI Offer only in respect of the number of TTI Shares and/or TTI Securities represented by the relevant share certificate(s) and/or TTI Bond certificate(s) and/or TTI ADR(s) and/or TTI Option certificate(s) and/or transfer receipt(s) and/or other document(s) of title (and/or any satisfactory indemnity or indemnities in respect thereof) received by the Receiving Agent or the US Tender Agent, as the case may be, in good order before 4:00 p.m. on the First Closing Date (or such later time and/or date as the Offeror may determine and announce as permitted under the Code).

(v) The provisions set out in the accompanying Form of Acceptance form part of the terms of the relevant TTI Offer.

(vi) The accidental omission to despatch this Composite Document and/or Form of Acceptance or any of them to any person to whom the relevant offer under the TTI Offers is made will not invalidate the relevant offer under the TTI Offers in any way. The deliberate omission to despatch this Composite Document and the Form of Acceptance to the overseas Shareholders and/or holders of TTI Securities will not invalidate the TTI Offers in any way.

(vii) The TTI Offers and all acceptances will be governed by and construed in accordance with the laws of Hong Kong.

(viii) Due execution of the Form of Acceptance will constitute an irrevocable authority to the Offeror and/or Platinum (or such person or persons as the Offeror and/or Platinum may direct) to complete and execute any document on behalf of the person accepting the TTI Offers and to do any other act that may be necessary or expedient for the purposes of vesting in the Offeror (or such person or persons as it may direct) the TTI Shares and/or TTI Securities in respect of which such person has accepted the relevant offer under the TTI Offers.

(ix) Acceptance of any of the TTI Offers by any person or persons will constitute a warranty by such person or persons to the Offeror that the TTI Shares and/or TTI Securities acquired under the relevant offer under the TTI Offers are sold by any such person or persons free from all third party rights, liens, charges, equities and encumbrances and together with all rights attaching thereto as at the date of the Announcement or subsequently becoming attached to them, including (as appropriate) the right to receive all dividends and distributions declared, made or paid on or after the date of the Announcement.

(x) References to the TTI Offers in this Composite Document and in the Form of Acceptance shall include any extension and/or revision thereof and references to the TTI Offers becoming unconditional shall include a reference to the revised TTI Offers being declared unconditional.

(xi) Sellers' stamp duty under Hong Kong law for the TTI Shares arising in connection with the acceptance of the TTI Share Offer will be payable by the Offer Shareholders, at the rate of 0.1% of the consideration payable by the Offeror for such person's TTI Shares and will be deducted from the cash amount due to such person under the TTI Share Offer. The Offeror will pay the buyer's stamp duty under Hong Kong law on its own behalf and the seller's stamp duty on behalf of the accepting Offer Shareholders in respect of the TTI Shares accepted under the TTI Share Offer.

(xii) Settlement of the consideration to which any TTI Shareholder is entitled under the relevant offer under the TTI Offers will be implemented in full in accordance with the terms of the relevant offer under the TTI Offers without regard to any lien, right of set-off, counterclaim or other analogous right to which the Offeror may otherwise be, or claim to be, entitled against such TTI Shareholder.

(xiii) The making of the TTI Offers to overseas Offer Shareholders and/or holders of TTI Securities or to persons who are custodians, nominees of or trustees for such persons may be prohibited or affected by the laws of the relevant jurisdiction. Such overseas Offer Shareholders and/or holders of TTI Securities should inform themselves about and observe any applicable legal requirements of such jurisdictions. It is the responsibility of any overseas Offer Shareholder and/or holder of TTI Securities wishing to accept any of the TTI Offers to satisfy himself as to the full observance of the laws and regulatory requirements of the relevant jurisdiction in connection with the relevant offer under the TTI Offers, including obtaining any governmental, exchange control or other consents which may be required or the compliance with any necessary formalities needing to be observed and the payment of any issue, transfer or other taxes or duties or other requisite payments due in that jurisdiction. Any such overseas Offer Shareholders and/or holder of TTI Securities shall be responsible for any such issue, transfer or other taxes or duties or other payments by whomsoever payable.

(xiv) The TTI Offers are being made in the United States by the Offeror. Neither Platinum, nor any of its affiliates, is making the TTI Offers in the United States. References in this Composite Document and the Form of Acceptance to the relevant offer under the TTI Offers being made by Platinum should be read accordingly.

(xv) The attention of overseas Offer Shareholders and/or holders of TTI Securities and any person (including, without limitation any nominee, custodian or trustee) who may have an obligation to forward this Composite Document outside Hong Kong is drawn to paragraph above and to the relevant provisions in the Form of Acceptance. The availability of the TTI Offers to any such person may be affected by the laws of the relevant jurisdiction.

(xvi) Subject to the Code, the Offeror and Platinum reserve the right to notify any matter (including the making of the TTI Offers) to all or any Offer Shareholder(s) and/or holder of TTI Securities with a registered address(es) outside Hong Kong or whom the Offeror or Platinum know to be nominees, trustees or custodians for such persons by announcement or paid advertisement in any daily newspaper published and circulated in Hong Kong in which case such notice shall be deemed to have been sufficiently given notwithstanding any failure by any such Offer Shareholders and/or holders of TTI Securities to receive or see such notice, and all references in this Composite Document to notice in writing shall be construed accordingly.

(xvii) Subject to the Code, any term of the TTI Offers relating to overseas Offer Shareholders and/or holders of TTI Securities may be waived, varied or modified as regards specific Offer Shareholder(s) and/or holder(s) of TTI Securities or on a general basis by the Offeror in its absolute discretion.

(xviii) In making their decision, Offer Shareholders and/or holders of TTI Securities must rely on their own examination of the Offeror and TTI and the terms of the TTI Offers, including the merits and risks involved. The contents of this Composite Document, including any general advice or recommendations contained herein, and the Form(s) of Acceptance are not to be construed as legal or business advice. Offer Shareholders and/or holders of TTI Securities could consult with their own lawyer or financial adviser for legal or financial advice. Additionally, this Composite Document does not include any information with respect to US taxation. Offer Shareholders and/or holders of TTI Securities who may be subject to tax in the United States are urged to consult their tax adviser regarding the U.S. Federal, State, local and other tax consequences of owning and disposing of Offer Shares and/or TTI Securities.

(xix) The English text of this Composite Document and of the Form(s) of Acceptance (excluding the Letter of Transmittal) shall prevail over the Chinese text for the purpose of interpretation.

1. FINANCIAL SUMMARY

Set out below is a summary of the audited results and financial position of the Group for each of the three financial years ended 31 December 2004, 2005 and 2006 as extracted from the annual reports of the Company for the respective years. The independent auditors' reports from Deloitte Touche Tohmatsu as set out in the annual report of the Group for each of the three years ended 31 December 2004, 2005 and 2006 were unqualified. There were no exceptional items or extraordinary items of the Group during each of the three years ended 31 December 2006, based on the annual reports of TTI for the aforesaid periods.

Results

	Year ended 31st December,		
	2006	**2005**	**2004**
	HK$'000	*HK$'000*	*HK$'000*
Turnover	21,822,597	22,358,387	16,304,140
Profit before share of results of associates and taxation	1,263,981	1,223,344	1,076,344
Share of results of associates	(895)	(6,463)	(845)
Profit before taxation	1,263,086	1,216,881	1,075,499
Taxation	(184,017)	(157,714)	(108,829)
Profit for the year	1,079,069	1,059,167	966,670
Attributable to:			
Equity holders of the parent	1,071,864	1,018,984	926,356
Minority interests	7,205	40,183	40,314
Profit for the year	1,079,069	1,059,167	966,670
Dividends	279,845	251,469	178,998
Earnings per share – basic	73.18 cents	73.53 cents	69.28 cents
Dividend per share	19.10 cents	18.60 cents	17.00 cents

Assets and liabilities

	At 31st December,		
	2006	**2005**	**2004**
	HK$'000	*HK$'000*	*HK$'000*
Total assets	21,320,301	20,374,741	13,903,324
Total liabilities	14,242,326	14,141,732	10,367,476
	7,077,975	6,233,009	3,535,848
Equity attributable to equity holders of the parent	6,996,530	6,112,339	3,453,816
Minority interests	81,445	120,670	82,032
	7,077,975	6,233,009	3,535,848

2. AUDITED FINANCIAL STATEMENTS FOR THE TWO YEARS ENDED 31 DECEMBER 2006

The following is the audited consolidated income statement of the Group for the two years ended 31 December 2005 and 31 December 2006, the audited consolidated balance sheet of the Group and the audited balance sheet of the Company as at 31 December 2005 and 31 December 2006, the audited consolidated statement of changes in equity of the Group and the audited consolidated cash flow statement of the Group for the two years ended 31 December 2005 and 31 December 2006, together with accompanying notes to the accounts extracted from the annual report of the Company for the year ended 31 December 2006:

Consolidated Income Statement

For the year ended 31st December, 2006

	Notes	2006 HK$'000 (Note 53)	2005 HK$'000 (Note 53)	2006 US$'000	2005 US$'000
Turnover	7	21,822,597	22,358,387	2,797,769	2,866,460
Cost of sales		(14,929,737)	(15,416,176)	(1,914,069)	(1,976,433)
Gross profit		6,892,860	6,942,211	883,700	890,027
Other income		43,423	46,630	5,567	5,978
Interest income	8	91,454	60,368	11,725	7,739
Selling, distribution, advertising and warranty expenses		(2,529,631)	(2,537,555)	(324,312)	(325,328)
Administrative expenses		(2,414,135)	(2,443,035)	(309,504)	(313,208)
Research and development costs		(428,311)	(492,234)	(54,912)	(63,107)
Finance costs	9	(391,679)	(353,041)	(50,215)	(45,262)
Profit before share of results of associates and taxation		1,263,981	1,223,344	162,049	156,839
Share of results of associates		(895)	(6,463)	(115)	(829)
Profit before taxation		1,263,086	1,216,881	161,934	156,010
Taxation	10	(184,017)	(157,714)	(23,592)	(20,220)
Profit for the year	11	1,079,069	1,059,167	138,342	135,790
Attributable to:					
Equity holders of the parent		1,071,864	1,018,984	137,418	130,638
Minority interests		7,205	40,183	924	5,152
		1,079,069	1,059,167	138,342	135,790
Dividends paid	14	279,845	251,469	35,878	32,240
Earnings per share *(HK/US cents)*	15				
Basic		73.18	73.53	9.38	9.43
Diluted		70.12	69.75	8.99	8.94

Consolidated Balance Sheet

As at 31st December, 2006

	Notes	2006 HK$'000 (Note 53)	2005 HK$'000 (Note 53)	2006 US$'000	2005 US$'000
Assets					
Non-current assets					
Property, plant and equipment	16	1,791,746	1,755,025	229,711	225,003
Lease prepayments	17	66,659	65,829	8,546	8,440
Goodwill	18	4,042,996	3,990,967	518,333	511,662
Intangible assets	19	1,620,181	1,461,453	207,716	187,366
Interests in associates	22	192,989	189,453	24,742	24,289
Available-for-sale investments	23	43,315	15,558	5,553	1,994
Deferred tax assets	42	706,493	646,758	90,576	82,918
		8,464,379	8,125,043	1,085,177	1,041,672
Current assets					
Inventories	24	4,019,883	3,971,216	515,370	509,130
Trade and other receivables	25	3,827,038	3,265,355	490,646	418,635
Deposits and prepayments		544,977	466,030	69,869	59,748
Bills receivable	26	578,560	431,121	74,174	55,272
Tax recoverable		150,312	68,544	19,271	8,788
Trade receivables from associates	28	8,554	1,310	1,097	168
Held-for-trading investments in Hong Kong	29	7,800	-	1,000	-
Bank balances, deposits and cash	30	3,718,798	4,046,122	476,769	518,734
		12,855,922	12,249,698	1,648,196	1,570,475
Current liabilities					
Trade and other payables	31	3,118,120	3,590,699	399,759	460,346
Bills payable	32	335,455	550,964	43,007	70,636
Warranty provision	33	369,638	338,211	47,389	43,360
Trade payable to an associate	34	11,811	21,946	1,514	2,814
Tax payable		168,769	116,624	21,637	14,952
Obligations under finance leases – due within one year	35	18,535	18,107	2,376	2,321
Discounted bills with recourse	36	2,501,155	2,101,171	320,661	269,381
Unsecured borrowings – due within one year	38	421,849	434,349	54,083	55,685
Bank overdrafts		268,725	238,928	34,452	30,632
		7,214,057	7,410,999	924,878	950,127
Net current assets		5,641,865	4,838,699	723,318	620,348
Total assets less current liabilities		14,106,244	12,963,742	1,808,495	1,662,020

Consolidated Balance Sheet *(Continued)*

	Notes	2006 HK$'000 (Note 53)	2005 HK$'000 (Note 53)	2006 US$'000	2005 US$'000
Capital and Reserves					
Share capital	39	146,522	146,172	18,785	18,740
Reserves		6,850,008	5,966,167	878,208	764,895
Equity attributable to equity holders of the parent		6,996,530	6,112,339	896,993	783,635
Minority interests		81,445	120,670	10,442	15,471
Total equity		7,077,975	6,233,009	907,435	799,106
Non-current Liabilities					
Obligations under finance leases – due after one year	35	125,529	125,467	16,093	16,086
Convertible bonds	37	1,105,834	1,078,307	141,774	138,244
Unsecured borrowings – due after one year	38	4,464,353	4,225,411	572,353	541,719
Retirement benefits obligations	41	834,087	786,337	106,934	100,812
Deferred tax liabilities	42	498,466	515,211	63,906	66,053
		7,028,269	6,730,733	901,060	862,914
		14,106,244	12,963,742	1,808,495	1,662,020

Balance Sheet
As at 31st December, 2006

	Notes	2006 HK$'000	2005 HK$'000
Assets			
Non-current assets			
Property, plant and equipment	16	196,753	196,832
Lease prepayments	17	4,514	4,643
Intangible assets	19	220,192	138,579
Investments in subsidiaries	21	630,546	551,396
Interests in associates	22	184,638	173,026
Available-for-sale investments	23	1,195	1,195
		1,237,838	1,065,671
Current assets			
Inventories	24	428,805	333,683
Trade and other receivables	25	44,663	42,362
Deposits and prepayments		406,444	195,605
Bills receivable	26	349,825	200,754
Tax recoverable		–	4,637
Amounts due from subsidiaries	27	5,969,107	5,608,841
Bank balances, deposits and cash	30	1,347,008	2,442,099
		8,545,852	8,827,981
Current liabilities			
Trade and other payables	31	639,384	878,734
Bills payable	32	312,553	482,758
Amounts due to subsidiaries	27	17,934	416,118
Amounts due to associates	34	11,811	21,946
Tax payable		10,126	–
Discounted bills with recourse	36	1,859,874	1,557,483
Unsecured borrowings – due within one year	38	38,889	234,000
		2,890,571	3,591,039
Net current assets		5,655,281	5,236,942
Total assets less current liabilities		6,893,119	6,302,613
Capital and Reserves			
Share capital	39	146,522	146,172
Reserves	40	5,391,935	5,057,800
		5,538,457	5,203,972
Non-current Liabilities			
Convertible bonds	37	1,105,834	1,078,307
Unsecured borrowings – due after one year	38	233,334	–
Deferred tax liabilities	42	15,494	20,334
		1,354,662	1,098,641
		6,893,119	6,302,613

Consolidated Statement of Changes in Equity

For the year ended 31st December, 2006

	Equity attributable to equity holders of the parent								
	Share capital HK$'000	Share premium HK$'000	Convertible bonds equity reserve HK$'000	Translation reserve HK$'000	Employee share-based compensation reserve HK$'000	Retained profits HK$'000	Total HK$'000	Minority interests HK$'000	Total equity HK$'000
At 1st January, 2005	135,230	810,611	26,334	71,498	-	2,439,011	3,482,684	82,032	3,564,716
Exchange differences on translation of overseas operations	-	-	-	(76,622)	-	-	(76,622)	(1,545)	(78,167)
Share of reserve of an associate	-	-	-	(1,081)	-	-	(1,081)	-	(1,081)
Net loss recognized directly in equity	-	-	-	(77,703)	-	-	(77,703)	(1,545)	(79,248)
Profit for the year	-	-	-	-	-	1,018,984	1,018,984	40,183	1,059,167
Total recognized income and expense for the year	-	-	-	(77,703)	-	1,018,984	941,281	38,638	979,919
Shares issued at a premium	10,942	1,956,700	-	-	-	-	1,967,642	-	1,967,642
Transaction costs attributable to issue of new shares	-	(34,502)	-	-	-	-	(34,502)	-	(34,502)
Recognition of equity-settled share based payments	-	-	-	-	6,703	-	6,703	-	6,703
Final dividend – 2004	-	-	-	-	-	(169,651)	(169,651)	-	(169,651)
Interim dividend – 2005	-	-	-	-	-	(81,818)	(81,818)	-	(81,818)
At 31st December, 2005	146,172	2,732,809	26,334	(6,205)	6,703	3,206,526	6,112,339	120,670	6,233,009
Exchange differences on translation of overseas operations	-	-	-	62,691	-	-	62,691	146	62,837
Net income recognized directly in equity	-	-	-	62,691	-	-	62,691	146	62,837
Profit for the year	-	-	-	-	-	1,071,864	1,071,864	7,205	1,079,069
Total recognized income and expense for the year	-	-	-	62,691	-	1,071,864	1,134,555	7,351	1,141,906
Shares issued at a premium	350	22,040	-	-	-	-	22,390	-	22,390
Recognition of equity-settled share based payments	-	-	-	-	7,091	-	7,091	-	7,091
Final dividend – 2005	-	-	-	-	-	(184,609)	(184,609)	-	(184,609)
Interim dividend – 2006	-	-	-	-	-	(95,236)	(95,236)	-	(95,236)
Interim dividend – 2006 paid by a subsidiary to minority interests	-	-	-	-	-	-	-	(39,005)	(39,005)
Acquisition of additional interest in a subsidiary	-	-	-	-	-	-	-	(7,571)	(7,571)
At 31st December, 2006	146,522	2,754,849	26,334	56,486	13,794	3,998,545	6,996,530	81,445	7,077,975

Consolidated Cash Flow Statement

For the year ended 31st December, 2006

	Notes	2006 HK$'000 (Note 53)	2005 HK$'000 (Note 53)	2006 US$'000	2005 US$'000
Operating Activities					
Profit before taxation		1,263,086	1,216,881	161,934	156,010
Adjustments for:					
Amortization/write-off of intangible assets		89,417	49,125	11,464	6,298
Amortization of lease prepayments		1,402	1,402	180	180
Depreciation on property, plant and equipment		451,278	471,178	57,856	60,407
Employee share-based expense		7,091	6,703	909	859
Finance costs		391,679	353,041	50,215	45,262
Impairment loss of investment securities recognized		–	13,830	–	1,773
Interest income		(91,454)	(60,368)	(11,725)	(7,739)
Profit on disposal of property, plant and equipment		(6,926)	(2,690)	(888)	(345)
Share of results of associates		895	6,463	115	828
Operating cash flows before movements in working capital		2,106,468	2,055,565	270,060	263,533
Decrease (increase) in inventories		40,697	(361,469)	5,218	(46,342)
(Increase) decrease in trade and other receivables, deposits and prepayments		(549,199)	86,729	(70,410)	11,119
Increase in bills receivable		(133,105)	(103,654)	(17,065)	(13,289)
Increase in trade receivables from associates		(7,244)	(63)	(929)	(8)
Increase in held-for-trading investments in Hong Kong		(7,800)	–	(1,000)	–
Decrease in trade and other payables		(522,540)	(77,872)	(66,992)	(9,984)
(Decrease) increase in bills payable		(215,509)	40,820	(27,629)	5,233
Increase in warranty provision		26,164	9,177	3,354	1,177
(Decrease) increase in trade payable to an associate		(10,135)	353	(1,299)	45
Decrease in retirement benefits obligations		(25,729)	(87,675)	(3,299)	(11,240)
Cash generated from operations		702,068	1,561,911	90,009	200,244
Interest paid		(364,152)	(325,991)	(46,686)	(41,794)
Hong Kong profits tax paid		(59,577)	(109,349)	(7,638)	(14,019)
Overseas tax paid		(227,893)	(258,064)	(29,217)	(33,085)
Hong Kong profits tax refunded		440	–	56	–
Overseas tax refunded		17,902	2,325	2,295	298
Net Cash from Operating Activities		68,788	870,832	8,819	111,644

	Notes	2006 HK$'000 (Note 53)	2005 HK$'000 (Note 53)	2006 US$'000	2005 US$'000
Investing Activities					
Purchase of property, plant and equipment		(471,742)	(525,334)	(60,480)	(67,351)
Additions to intangible assets		(242,846)	(261,070)	(31,134)	(33,470)
Purchase of additional interests in subsidiaries		(54,074)	–	(6,933)	–
Further consideration paid on acquisition of subsidiaries in prior years	18	–	(12,807)	–	(1,642)
Purchase of available-for-sale investments		(27,757)	(1,000)	(3,559)	(128)
Advances to associates		(4,431)	(36,555)	(568)	(4,686)
Interest received		91,454	60,368	11,725	7,739
Proceeds from disposal of property, plant and equipment		34,913	71,933	4,476	9,222
Acquisition of subsidiaries (net of cash and cash equivalents acquired)	43	–	(4,769,329)	–	(611,452)
Addition to lease prepayments		–	(63,674)	–	(8,163)
Net Cash Used in Investing Activities		(674,483)	(5,537,468)	(86,473)	(709,931)
Financing Activities					
Increase (decrease) in discounted bills with recourse		399,984	(1,107,793)	51,280	(142,025)
New bank loans obtained		295,247	5,202,095	37,852	666,935
Increase (decrease) in trust receipt loans		24,744	(87,309)	3,172	(11,193)
Proceeds from issue of shares		22,390	1,933,140	2,871	247,838
Dividends paid		(279,845)	(251,469)	(35,878)	(32,240)
Repayment of bank loans		(98,716)	(4,135,671)	(12,656)	(530,214)
Dividend paid to minority shareholders		(39,005)	–	(5,001)	–
Repayment of obligations under finance leases		(13,346)	(11,397)	(1,711)	(1,461)
Proceeds from issue of fixed interest rate notes		–	1,538,458	–	197,238
Net Cash from Financing Activities		311,453	3,080,054	39,929	394,878
Net Decrease in Cash and Cash Equivalents		(294,242)	(1,586,582)	(37,725)	(203,409)
Cash and Cash Equivalents at Beginning of the Year		3,807,194	5,314,518	488,102	681,349
Effect of Foreign Exchange Rate Changes		(62,879)	79,258	(8,060)	10,162
Cash and Cash Equivalents at End of the Year		3,450,073	3,807,194	442,317	488,102
Analysis of the Balances of Cash and Cash Equivalents					
Represented by:					
Bank balances, deposits and cash		3,718,798	4,046,122	476,769	518,734
Bank overdrafts		(268,725)	(238,928)	(34,452)	(30,632)
		3,450,073	3,807,194	442,317	488,102

Notes to the Consolidated Financial Statements

For the year ended 31st December, 2006

1. GENERAL

The Company is a public limited company incorporated in Hong Kong and its shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). The address of the registered office and principal place of business of the Company is 24/F., CDW Building, 388 Castle Peak Road, Tsuen Wan, N.T., Hong Kong.

The principal activities of the Group are the manufacturing and trading of electrical and electronic products.

The consolidated financial statements have been presented in Hong Kong dollars as the Company is a public limited company incorporated in Hong Kong and the principal place of business of the Company is situated in Hong Kong. The functional currency of the Company is United States dollars.

2. APPLICATION OF NEW HONG KONG FINANCIAL REPORTING STANDARDS

In the current year, the Group has applied, for the first time, a new standard and a number of amendments and interpretations ("new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), which are either effective for accounting periods beginning on or after 1st December, 2005 or 1st January, 2006. The adoption of the new HKFRSs had no material effect on how the results for the current or prior accounting periods have been prepared and presented. Accordingly no prior period adjustment has been required.

The Group has not early applied the following new standards, amendments or interpretations that have been issued but are not yet effective. The directors of the Company anticipate that the application of these standards, amendments or interpretations will have no material impact on how the results and the financial position of the Group are prepared and presented.

HKAS 1 (Amendment)	Capital Disclosures[1]
HKFRS 7	Financial Instruments: Disclosures[1]
HKFRS 8	Operating Segments[2]
HK(IFRIC)-Int 7	Applying the Restatement Approach under HKAS 29 Financial Reporting in Hyperinflationary Economies[3]
HK(IFRIC)-Int 8	Scope of HKFRS 2[4]
HK(IFRIC)-Int 9	Reassessment of Embedded Derivatives[5]
HK(IFRIC)-Int 10	Interim Financial Reporting and Impairment[6]
HK(IFRIC)-Int 11	HKFRS 2 – Group and Treasury Share Transactions[7]
HK(IFRIC)-Int 12	Service Concession Arrangements[8]

1 Effective for annual periods beginning on or after 1st January, 2007

2 Effective for annual periods beginning on or after 1st January, 2009

3 Effective for annual periods beginning on or after 1st March, 2006

4 Effective for annual periods beginning on or after 1st May, 2006

5 Effective for annual periods beginning on or after 1st June, 2006

6 Effective for annual periods beginning on or after 1st November, 2006

7 Effective for annual periods beginning on or after 1st March, 2007

8 Effective for annual periods beginning on or after 1st January, 2008

3. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared on the historical cost convention except for certain financial instruments, which are measured at fair values, as explained in the accounting policies set out below.

The consolidated financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards issued by the HKICPA. In addition, the consolidated financial statements include applicable disclosures required by the Rules Governing the Listing of Securities on the Stock Exchange and by the Companies Ordinance.

Basis of Consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31st December each year. Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with those used by other members of the Group.

The results of subsidiaries and associates acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Minority interests in the net assets of consolidated subsidiaries are presented separately from the Group's equity therein. Minority interests in the net assets consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority's interest in the subsidiaries's equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

On acquisition of additional interests in subsidiaries, goodwill is calculated as the difference between the consideration paid for the additional interest and the fair value of the net assets of the subsidiaries attributable to the additional interest acquired. If the Group's additional interest in the net assets of the subsidiaries exceeds the consideration paid for the additional interest, the excess is recognized immediately in the consolidated income statement.

Goodwill

Goodwill arising on acquisitions prior to 1st January, 2005

Goodwill arising on an acquisition of a subsidiary for which the agreement date is before 1st January, 2005 represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of the relevant subsidiary at the date of acquisition.

For previously capitalized goodwill arising on acquisitions, the Group has discontinued amortization from 1st January, 2005 onwards, and such goodwill is tested for impairment annually and whenever there is an indication that the cash-generating unit to which the goodwill relates may be impaired.

Goodwill arising on acquisitions on or after 1st January, 2005

Goodwill arising on an acquisition of a subsidiary for which the agreement date is on or after 1st January, 2005 represents the excess of the cost of acquisition over the Group's interest at the fair value of the identifiable assets, liabilities and contingent liabilities of the relevant subsidiary at the date of acquisition. Such goodwill is carried at cost less any accumulated impairment losses.

Capitalized goodwill arising on an acquisition of subsidiaries is presented separately in the balance sheet.

For the purposes of impairment testing, goodwill arising from an acquisition is allocated to each of the relevant cash-generating units, or groups of cash-generating units, that are expected to benefit from

the synergies of the acquisition. A cash-generating unit to which goodwill has been allocated is tested for impairment annually, and whenever there is an indication that the unit may be impaired. For goodwill arising on an acquisition in a financial year, the cash-generating unit to which goodwill has been allocated is tested for impairment before the end of that financial year. When the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated to reduce the carrying amount of any goodwill allocated to the unit first, and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognized directly in the consolidated income statement. An impairment loss for goodwill is not reversed in subsequent periods.

On subsequent disposal of a subsidiary, the attributable amount of goodwill capitalized is included in the determination of the amount of profit or loss on disposal.

Investments in Subsidiaries

Investments in subsidiaries are included in the Company's balance sheet at cost less any identified impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

Interests in Associates

An associate is an entity over which the investor has significant influence and that is neither a subsidiary nor an interest in a joint venture. The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group's share of net assets of the associate, less any identified impairment loss. When the Group's share of losses of an associate equals or exceeds its interest in that associate (which includes any long-term interests that, in substance, form part of the Group's net investment in the associate), the Group discontinues recognizing its share of further losses. An additional share of losses is provided for and a liability is recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that associate.

Where a group entity transacts with an associate of the Group, profits and losses are eliminated to the extent of the Group's interest in the relevant associate.

Intangible Assets

On initial recognition, intangible assets acquired separately and from business combinations are recognized at cost and at fair value respectively. After initial recognition, intangible assets with finite useful lives are carried at costs less accumulated amortization and any accumulated impairment losses. Amortization for intangible assets with finite useful lives is provided on a straight-line basis over their estimated useful lives. The intangible assets with definite useful lives are amortized on a straight-line basis over 4 to 10 years. Alternatively, intangible assets with indefinite useful lives are carried at cost less any subsequent accumulated impairment losses.

Gains or losses arising from derecognition of an intangible asset are measured at the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the income statement when the asset is derecognized.

Research and Development Expenditure

Expenditure on research activities is recognized as an expense in the period in which it is incurred.

An internally-generated intangible asset arising from development expenditure is recognized only if it is anticipated that the development costs incurred on a clearly-defined project will be recovered through future commercial activity. The resultant asset is amortized on a straight-line basis over its useful life and carried at cost less subsequent accumulated amortization and any accumulated impairment losses.

Where no internally-generated intangible asset can be recognized, development expenditure is charged to profit or loss in the period in which it is incurred.

Impairment

Intangible assets with indefinite useful lives are tested for impairment annually by comparing their carrying amounts with their recoverable amounts, irrespective of whether there is any indication that they may be impaired. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognized as an expense immediately.

When an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount. A reversal of impairment loss is recognized as income immediately.

Intangible assets with finite useful lives are tested for impairment when there is an indication that an asset may be impaired.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are recognized as assets of the Group at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the consolidated balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and a reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly to profit or loss.

Rentals payable under operating leases are charged to profit or loss on a straight-line basis over the term of the relevant lease.

Lease Prepayments

The land and buildings elements of a lease of land and buildings are considered separately for the purpose of lease classification. Leasehold land where title is not expected to pass to the lessee by the end of the lease term is classified as an operating lease unless the lease payments cannot be allocated reliably between the land and buildings elements in which case, the entire lease is classified as a finance lease.

Property, Plant and Equipment

Property, plant and equipment, other than construction in progress, are stated at cost less subsequent accumulated depreciation and accumulated impairment losses.

Depreciation is charged so as to write off the cost of items of property, plant and equipment, other than construction in progress, over their estimated useful lives, and after taking into account of their estimated residual value, using the straight-line method, at the following rates per annum:

Freehold land	Nil
Buildings	4%
Leasehold improvements	2.5%-25%
Office equipment, furniture and fixtures	10%-33⅓%
Plant and machinery	10%-25%
Motor vehicles	18%-25%
Moulds and tooling	20%-33⅓%
Vessels	20%

Properties in the course of construction for production, rental or administrative purposes, or for purposes not yet determined, are carried at cost, less any identified impairment losses. Cost includes professional fees capitalized in accordance with the Group's accounting policy. Depreciation of these assets, on the same basis as other property, plant and equipment, commences when the assets are ready for their intended use.

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant lease.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the consolidated income statement in the year in which the item is derecognized.

Impairment Losses other than Goodwill and Intangible Assets with Indefinite Lives

At each balance sheet date, the Group reviews the carrying amounts of its tangible and finite lives intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognized as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount. A reversal of an impairment loss is recognized as income immediately.

Financial Instruments

Financial assets and financial liabilities are recognized on the balance sheet when a group entity becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Financial Assets

Available-for-sale investments

Available-for-sale investments which are interest equity securities that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost less any identified impairment losses at each balance sheet date subsequent to initial recognition. An impairment loss is recognized in profit or loss when there is objective evidence that the asset is impaired. The amount of the impairment loss is measured as the difference between the carrying amount of the asset and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses will not reverse in subsequent periods.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss includes investments held-for-trading purposes.

At each balance sheet date subsequent to initial recognition, financial assets at fair value through profit or loss are measured at fair value, with changes in fair value recognized directly in profit or loss in the period in which they arise.

Trade, bills and other receivables, trade receivables from associates and bank balances

Trade, bills and other receivables, trade receivables from associates and bank balances are measured at initial recognition at fair value, and are subsequently measured at amortized cost using the effective interest rate method, less any identified impairment losses. An impairment loss is recognized in profit or loss when there is objective evidence that the asset is impaired. The amount of the impairment loss is measured as the difference between the carrying amount of the asset and the present value of the estimated future cash flows discounted at the original effective interest rate. Impairment losses are reversed in subsequent periods when an increase in the asset's recoverable amount can be related objectively to an event occurring after the impairment was recognized, subject to a restriction that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Financial Liabilities and Equity

Financial liabilities and equity instruments issued by a group entity are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities.

Convertible bonds

Convertible bonds issued by the Company that contain both financial liability and equity components are classified separately into their respective liability and equity components on initial recognition. On initial recognition, the fair value of the liability component is determined using the prevailing market interest rate of similar non-convertible debts. The difference between the proceeds of the issue of the convertible bonds and the fair value assigned to the liability component, representing the embedded call option for the holder to convert the bonds into equity, is included in equity (convertible bonds equity reserve).

In subsequent periods, the liability component of the convertible bonds is carried at amortized cost using the effective interest method. The equity component, represented by the option to convert the liability component into ordinary shares of the Company, will remain in the convertible bonds equity reserve until the embedded option is exercised. Where the option remains unexercised at the expiry date, the balance stated in the convertible bonds equity reserve will be released to the retained profits. No gain or loss is recognized in profit or loss upon conversion or expiration of the option.

Transaction costs that relate to the issue of the convertible bonds are allocated to the liability and equity components in proportion to the allocation of the proceeds. Transaction costs relating to the equity component are charged directly to equity. Transaction costs relating to the liability component are included in the carrying amount of the liability portion and amortized over the period of the convertible bonds using the effective interest rate method.

Trade, bills and other payables, trade payable to an associate and borrowings

Trade, bills and other payables, trade payable to an associate and borrowings are initially measured at their fair value, and are subsequently measured at amortized cost, using the effective interest rate method.

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Derivative Financial Instruments

The Group uses derivative financial instruments (primarily forward contract and currency swaps) to hedge its exposure against currency risk. Such derivatives are measured at fair value regardless of whether they are designated as effective hedging instruments.

Derecognition

Financial assets are derecognized when the rights to receive cash flows from the assets expire or the Group has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset's carrying amount and the sum of the consideration received and the cumulative gain or loss that had been recognized directly in equity is recognized in profit or loss.

Financial liabilities are removed from the balance sheet when the obligation specified in the relevant contract is discharged, cancelled or expires. The difference between the carrying amount of the financial liability derecognized and the consideration is recognized in profit or loss.

Provisions

Provisions are recognized when the Group has a present obligation as a result of a past event and it is probable that the Group will be required to settle that obligation. Provisions are measured at the directors' best estimate of the expenditure required to settle the obligation at the balance sheet date and are discounted to present value where the effect is material.

A provision for warranties is recognized at the time the products are sold based on the estimated cost using historical data for level of repairs and replacements.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost comprises direct materials and, where applicable, direct labour costs and those overheads that have been incurred in bringing the inventories to their present location and condition. Cost is calculated using the first-in, first-out method.

Revenue Recognition

Turnover represents the fair value of the net amounts received and receivable for goods sold by the Group to outside customers, less returns and allowances and commission income and royalty income received.

Sales of goods are recognized when goods are delivered and title has passed.

Commission income is recognized when services are provided.

Royalty income is recognized on a time proportion basis in accordance with the substance of the relevant agreements.

Interest income from a financial asset is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that discounts the estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the consolidated income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is the difference between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and

liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries and associates, except where the Group as a parent is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realized. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity in which case the deferred tax is also dealt with in equity.

Foreign Currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in its functional currency (i.e. the currency of the primary economic environment in which the entity operates) at the rates of exchanges prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognized in profit or loss in the period in which they arise. Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in profit or loss for the period except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognized directly in equity, in which case, the exchange differences are also recognized directly in equity.

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group's foreign operations are translated into the presentation currency of the Company (i.e. Hong Kong dollars) at the rate of exchange prevailing at the balance sheet date, and their income and expenses are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the period, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognized as a separate component of equity (the translation reserve). Such exchange differences are recognized in profit or loss in the period in which the foreign operation is disposed of.

Goodwill and fair value adjustments on identifiable assets acquired arising on an acquisition of a foreign operation on or after 1st January, 2006 are treated as assets and liabilities of that foreign operation and translated at the rate of exchange prevailing at the balance sheet date. Exchange differences arising are recognized in the translation reserve.

Goodwill and fair value adjustments arising on acquisitions of foreign operations prior to 1st January, 2005 are treated as non-monetary foreign currency items of the acquirer and reported using the historical exchange rate prevailing at the date of the acquisition.

Borrowing Costs

All borrowing costs are recognized as an expense in the period in which they are incurred.

Equity-settled Share-based Payment Transactions

For share options granted to employees of the Group, the fair value of services received determined by reference to the fair value of share options granted at the grant date is recognized as an expense in full at the grant date when the share options granted vest immediately, with a corresponding increase in equity (employee share-based compensation reserve).

At the time when the share options are exercised, the amount previously recognized in employee share-based compensation reserve will be transferred to share premium. When the share options are forfeited or are still not exercised at the expiry date, the amount previously recognized in the share option reserve will be transferred to retained profits.

Retirement Benefit Schemes

Retirement benefits arrangements are made in accordance with the relevant laws and regulations. Payments to defined contribution retirement benefit schemes are charged as expenses as they fall due.

For defined benefit retirement benefit schemes, the cost of providing benefits is determined using the projected unit credit method, with actuarial valuations being carried out at each balance sheet date. Actuarial gains and losses which exceed 10.00 per cent of the greater of the present value of the Group's pension obligations and the fair value of plan assets are amortized over the expected average remaining working lives of the participating employees. Past service cost is recognized immediately to the extent that the benefits are already vested, and otherwise is amortized on a straight-line basis over the average period until the amended benefits become vested. Any asset resulting from this calculation is limited to unrecognized actuarial losses and past service cost, plus the present value of available refunds and reductions in future contributions to the plan.

The amount recognized in the balance sheet represents the present value of the defined benefit obligation as adjusted for unrecognized actuarial gains and losses and unrecognized past service cost, and as reduced by the fair value of plan assets.

4. CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

The key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are disclosed below.

Estimated Impairment of Goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate the present value. As at 31st December, 2006, the carrying amount of goodwill is HK$4,042,996,000. Details of the recoverable amount calculation are disclosed in Note 20.

Estimated Impairment of Intangible Assets

During the year, management reconsidered the carrying amount of its intangible assets. In determining whether the intangible asset is impaired, the management takes into consideration the anticipated revenues and estimated future cash flows from the underlying projects, and the progress of these projects. When the actual revenues and future cash flows are less than expected, a material loss may arise. Management is confident that the carrying amount of the asset will be recovered in full. This situation will be closely monitored, and adjustments will be made in future periods, if future market activity indicates that such adjustments are appropriate.

Income Taxes

As at 31st December, 2006, a deferred tax asset of HK$195,563,000 in relation to unused tax losses and HK$156,598,000 in relation to employee related provisions has been recognized in the Group's balance sheet. The realizability of the deferred tax asset mainly depends on whether sufficient future

profits or taxable temporary differences will be available in the future. In cases where the actual future profits generated are less than expected, a material reversal of the deferred tax asset may arise, which would be recognized in the income statement for the period in which such a reversal takes place.

5. FINANCIAL RISKS MANAGEMENT OBJECTIVES AND POLICIES

The Group maintains an overall risk management programme which seeks to minimize the potential impacts of the financial exposures on the performance of the Group.

(a) Currency Risk

The revenue and costs of the Group are primarily denominated in either Hong Kong dollars and US dollars. Several overseas subsidiaries of the Company have sales and assets denominated in foreign currencies which expose the Group to foreign currency risk. In order to mitigate the foreign currency risk, foreign currency forward contracts and options are employed to hedge against the committed and highly probable foreign currency transactions in accordance with the Group's risk management policies. The terms of the foreign currency forward contracts match closely with the underlying transactions although hedge accounting has not been adopted.

(b) Interest Rate Risk

(i) Cash flow interest rate risk

The Group's cash flow interest rate risk relates primarily to floating-rate bank borrowings. In relation to these floating-rate borrowings, the Group aims at keeping certain borrowings at fixed rates. In order to achieve this result, the Group maintained a balanced profile in floating and fixed rate borrowings. The management continuously monitors interest rate fluctuations and will consider hedging interest rate risk should the need arise.

The Group's bank balances have exposure to cash flow interest rate risk due to the fluctuation of the prevailing market interest rate on bank balances. The directors consider the Group's exposure of the short-term bank deposits to interest rate risk is not significant as interest bearing bank balances are within a short maturity period.

(ii) Fair value interest rate risk

The Group is exposed to fair value interest rate risk from the fixed interest rate notes. However, the management considered the risk is insignificant to the Group.

(c) Credit Risk

The Group's maximum exposure to credit risk in the event of the counterparties' failure to perform their obligations at 31st December, 2006 in relation to each class of recognized financial assets is the carrying amount of those assets as stated in the consolidated balance sheet. The Group performs comprehensive credit evaluations to assess the financial conditions of its prospective customers before entering into business relations with them. The credit risk is minimized by the Group's credit control procedures for monitoring and reporting such risk on a regular basis.

The credit risk for bank deposits and bank balances exposed is considered minimal as such amounts are placed with banks with good credit ratings.

The Group has no significant concentration of credit risk, with exposure spread over a number of counterparties and customers.

(d) Liquidity Risk

The Group finances its operations by a combination of borrowings and equity. With substantial cash balances and adequate banking facilities at the balance sheet date, the Group's liquidity position remains strong. The Group has sufficient financial resources to meet its commitments and working capital requirements.

(e) Fair Value of Financial Instruments

The fair value of financial assets and financial liabilities are determined as follows:

- the fair value of financial assets and financial liabilities with standard terms and conditions and traded on active liquid markets are determined with reference to quoted market bid and ask prices;
- the fair value of other financial assets and financial liabilities (excluding derivative instruments) are determined in accordance with generally accepted pricing models based on discounted cash flow analysis using prices from observable current market transactions.

6. BUSINESS AND GEOGRAPHICAL SEGMENTS

Business Segments

For management purposes, the Group is engaged in the manufacturing and trading of electrical and electronic products. The segment information is disclosed in accordance with different types of products as its primary segment information.

Income Statement
For the year ended 31st December, 2006

	Power Equipment *HK$'000*	Floor Care *HK$'000*	Laser and Electronics *HK$'000*	Eliminations *HK$'000*	Consolidated *HK$'000*
Turnover					
External sales	17,115,746	4,427,949	278,902	–	21,822,597
Inter-segment sales	14,914	188,768	18,331	(222,013)	–
Total	17,130,660	4,616,717	297,233	(222,013)	21,822,597

Inter-segment sales are charged at prevailing market rates.

	Power Equipment *HK$'000*	Floor Care *HK$'000*	Laser and Electronics *HK$'000*	Eliminations *HK$'000*	Consolidated *HK$'000*
Result					
Segment results	1,462,030	156,757	36,873	–	1,655,660
Finance costs					(391,679)
Share of results of associates					(895)
Profit before taxation					1,263,086
Taxation					(184,017)
Profit for the year					1,079,069

Balance Sheet
As at 31st December, 2006

	Power Equipment *HK$'000*	Floor Care *HK$'000*	Laser and Electronics *HK$'000*	Consolidated *HK$'000*
Assets				
Segment assets	13,580,527	2,789,125	182,057	16,551,709
Interests in associates				192,989
Unallocated corporate assets				4,575,603
Consolidated total assets				21,320,301
Liabilities				
Segment liabilities	(5,756,797)	(1,393,539)	(172,345)	(7,322,681)
Unallocated corporate liabilities				(6,919,645)
Consolidated total liabilities				(14,242,326)

Other Information
For the year ended 31st December, 2006

	Power Equipment *HK$'000*	Floor Care *HK$'000*	Laser and Electronics *HK$'000*	Consolidated *HK$'000*
Capital additions	665,394	89,826	12,815	768,035
Depreciation and amortization	433,635	98,648	9,814	542,097

Income Statement
For the year ended 31st December, 2005

	Power Equipment *HK$'000*	Floor Care *HK$'000*	Laser and Electronics *HK$'000*	Eliminations *HK$'000*	Consolidated *HK$'000*
Turnover					
External sales	17,176,671	4,525,858	655,858	–	22,358,387
Inter-segment sales	187,074	25,718	221,922	(434,714)	–
Total	17,363,745	4,551,576	877,780	(434,714)	22,358,387

Inter-segment sales are charged at prevailing market rates.

	Power Equipment *HK$'000*	Floor Care *HK$'000*	Laser and Electronics *HK$'000*	Eliminations *HK$'000*	Consolidated *HK$'000*
Result					
Segment results	1,237,379	199,786	139,220	–	1,576,385
Finance costs					(353,041)
Share of results of associates					(6,463)
Profit before taxation					1,216,881
Taxation					(157,714)
Profit for the year					1,059,167

Balance Sheet
As at 31st December, 2005

	Power Equipment *HK$'000*	Floor Care *HK$'000*	Laser and Electronics *HK$'000*	Consolidated *HK$'000*
Assets				
Segment assets	16,758,492	2,229,624	481,870	19,469,986
Interests in associates				189,453
Unallocated corporate assets				715,302
Consolidated total assets				20,374,741
Liabilities				
Segment liabilities	(6,424,536)	(1,004,834)	(87,630)	(7,517,000)
Unallocated corporate liabilities				(6,624,732)
Consolidated total liabilities				(14,141,732)

Other Information
For the year ended 31st December, 2005

	Power Equipment *HK$'000*	Floor Care *HK$'000*	Laser and Electronics *HK$'000*	Consolidated *HK$'000*
Capital additions	4,070,172	62,329	15,907	4,148,408
Depreciation and amortization	415,105	96,126	8,433	519,664
Impairment loss of investment securities recognized	13,830	–	–	13,830

Geographical Segments

(i) The following table provides an analysis of the Group's sales by geographical market location:

	Turnover 2006 *HK$'000*	2005 *HK$'000*
By geographical market location:		
North America	16,081,779	17,122,079
Europe and other countries	5,740,818	5,236,308
	21,822,597	22,358,387

(ii) The following table provides an analysis of segment assets and additions to property, plant and equipment and intangible assets, analysed by geographical areas in which the assets are located:

	Carrying amount of segment assets		Additions to property, plant and equipment and intangible assets	
	2006	2005	2006	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Hong Kong and People's Republic of China ("PRC")	3,323,091	5,846,462	416,928	535,583
North America	9,619,512	10,366,136	155,701	3,478,153
Europe and other countries	3,609,106	3,257,388	195,406	134,672
	16,551,709	19,469,986	768,035	4,148,408

7. TURNOVER

Turnover represents the fair value net amounts received and receivable for goods sold by the Group to outside customers, less returns and allowances, and commission income and royalty income received during the year and is analysed as follows:

	2006	2005
	HK$'000	*HK$'000*
Sale of goods	21,751,691	22,320,353
Commission income	6,403	12,222
Royalty income	64,503	25,812
	21,822,597	22,358,387

8. INTEREST INCOME

	2006	2005
	HK$'000	*HK$'000*
Interest earned on bank deposits	81,542	53,230
Interest earned on amount due from an associate	9,912	7,138
	91,454	60,368

9. FINANCE COSTS

	2006	2005
	HK$'000	*HK$'000*
Interest on:		
Bank loans and overdrafts wholly repayable within five years	129,075	137,747
Obligations under finance leases	6,805	8,142
Fixed interest rate notes	228,272	180,102
Effective interest expense on convertible bonds	27,527	27,050
	391,679	353,041

10. TAXATION

	2006 *HK$'000*	2005 *HK$'000*
Current tax:		
Hong Kong profits tax	52,813	67,955
Under(over)provision in prior years	3,272	(3,499)
	56,085	64,456
Overseas taxation on profit for the year	187,453	163,776
Underprovision in prior years	(2,804)	5,038
	184,649	168,814
Deferred tax:		
Current year *(Note 42)*	(56,717)	(75,556)
	184,017	157,714

Hong Kong Profits Tax is calculated at 17.5% of the estimated assessable profits for both years.

Taxation arising in other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

The tax expenses for the year are reconciled as follows:

	2006 *HK$'000*	2005 *HK$'000*
Profit before taxation	1,263,086	1,216,881
Tax at Hong Kong profits tax rate	221,040	212,954
Effect of different tax rates of subsidiaries operating in other jurisdictions	75,955	48,505
Tax effect of expenses not deductible for tax purposes	37,306	20,757
Tax effect of income not taxable for tax purposes	(153,758)	(124,272)
Tax effect of tax losses not recognized	14,448	16,307
Recognition of tax losses previously not recognized	(10,500)	(18,098)
Under(over)provision in respect of prior years	468	1,539
Others	(942)	22
Tax expenses for the year	184,017	157,714

Details of deferred tax are set out in Note 42.

11. PROFIT FOR THE YEAR

	2006 *HK$'000*	2005 *HK$'000*
Profit for the year has been arrived at after charging (crediting):		
Amortization of intangible assets	89,417	47,084
Auditors' remuneration	18,234	15,934
Amortization of lease prepayments	1,402	1,402
Depreciation on property, plant and equipment		
Owned assets	441,970	456,449
Assets held under finance leases	9,308	14,729
Exchange (gain)/loss	(8,438)	10,235
Gain on disposal of property, plant and equipment	(6,926)	(2,690)
Impairment loss of available-for-sale investments	–	13,830
Operating lease expenses recognized in respect of:		
Premises	125,756	114,300
Motor vehicles	39,439	38,582
Plant and machinery	21,299	20,884
Other assets	23,794	24,312
Staff costs		
Directors' remuneration		
Fees	1,000	566
Other emoluments	48,900	38,785
Other staff	2,006,006	2,024,449
Retirement benefits scheme contributions (other than those included in the Directors' emoluments)		
Defined contribution plans	93,331	103,840
Defined benefit plans	21,102	47,877
	2,170,339	2,215,517

Staff costs disclosed above do not include an amount of HK$285,968,000 (2005: HK$317,788,000) relating to research and development activities, which is included under research and development costs.

12. DIRECTORS' EMOLUMENTS

The emoluments paid or payable to each of the nine (2005: nine) directors were as follows:

For the year ended 31st December, 2006

		Other emoluments			
	Fees	Salaries and other benefits	Contributions to retirement benefits schemes	Share-based payments	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Mr Horst Julius Pudwill	–	25,516	12	–	25,528
Dr Roy Chi Ping Chung *JP*	–	8,441	12	–	8,453
Mr Kin Wah Chan	–	5,977	12	–	5,989
Mr Chi Chung Chan	–	6,039	12	–	6,051
Mr Stephan Horst Pudwill	–	1,695	12	–	1,707
Mr Vincent Ting Kau Cheung	250	183	–	–	433
Mr Joel Arthur Schleicher	250	305	–	–	555
Mr Christopher Patrick Langley *OBE*	250	342	–	–	592
Mr Manfred Kuhlmann	250	342	–	–	592
Total	1,000	48,840	60	–	49,900

For the year ended 31st December, 2005

		Other emoluments			
	Fees	Salaries and other benefits	Contributions to retirement benefits schemes	Share-based payments	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Mr Horst Julius Pudwill	10	18,989	12	–	19,011
Dr Roy Chi Ping Chung *JP*	10	7,868	12	–	7,890
Mr Kin Wah Chan	10	5,726	12	–	5,748
Mr Chi Chung Chan	10	5,737	12	–	5,759
Mr Vincent Ting Kau Cheung	10	–	–	–	10
Dr Akio Urakami	–	–	–	–	–
Mr Joel Arthur Schleicher	172	–	–	–	172
Mr Christopher Patrick Langley *OBE*	172	–	–	–	172
Mr Manfred Kuhlmann	172	–	–	417	589
Total	566	38,320	48	417	39,351

13. EMPLOYEES' EMOLUMENTS

Of the five individuals with the highest emoluments in the Group, four (2005: four) were group directors of the Company whose emoluments are included in Note 12 above. The emoluments of the remaining one (2005: Nil) individual was as follows:

	2006 HK$'000	2005 HK$'000
Salaries and other benefits	4,863	2,665
Contributions to retirement benefits schemes	23	12
	4,886	2,677

During each of the two years ended 31st December, 2006 and 2005, no emoluments have been paid by the Group to the five highest paid individuals, including directors, as an inducement to join or upon joining the Group or as compensation for loss of office. No director has waived any emoluments during those years.

14. DIVIDENDS PAID

	2006 HK$'000	2005 HK$'000
Final dividend paid:		
2005: HK 12.60 cents (2004: HK 12.50 cents) per share	184,609	169,651
Interim dividend paid:		
2006: HK 6.50 cents (2005: HK 6.00 cents) per share	95,236	81,818
	279,845	251,469

The final dividend in respect of the current financial year of HK 12.60 cents per share (2005: HK 12.60 cents per share) has been proposed by the directors and is subject to approval by the shareholders in the Annual General Meeting.

15. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share attributable to the ordinary equity holders of the parent is based on the following data:

	2006 HK$'000	2005 HK$'000
Earnings for the purpose of basic earnings per share: Profit for the year attributable to equity holders of the parent	1,071,864	1,018,984
Effect of dilutive potential ordinary shares:		
Effective interest on convertible bonds	22,710	22,316
Earnings for the purpose of diluted earnings per share	1,094,574	1,041,300
Weighted average number of ordinary shares for the purpose of basic earnings per share	1,464,595,829	1,385,789,675
Effect of dilutive potential ordinary shares:		
Share options	30,435,277	41,186,410
Convertible bonds	65,922,585	65,922,585
Weighted average number of ordinary shares for the purpose of diluted earnings per share	1,560,953,691	1,492,898,670

16. PROPERTY, PLANT AND EQUIPMENT

	Freehold land and buildings outside Hong Kong	Leasehold improvements	Office equipment, furniture and fixtures	Plant and machinery	Motor vehicles	Moulds and tooling	Vessels	Construction in progress	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
The Group									
Cost									
At 1st January, 2005	431,135	154,653	482,832	515,175	21,170	1,129,394	11,835	40,796	2,786,990
Currency realignment	(55,048)	(1,745)	(19,337)	(80,404)	(1,087)	(58,083)	-	(2,266)	(217,970)
Additions	1,278	22,769	112,911	127,517	7,430	178,914	-	82,415	533,234
Acquisition of subsidiaries	571,356	14,549	168,688	1,327,128	4,977	836,921	-	90,371	3,013,990
Disposals	(74,713)	(14,793)	(13,633)	(115,322)	(1,923)	(17,178)	-	-	(237,562)
Reclassification	14,928	-	11,206	24,476	258	10,210	-	(61,078)	-
At 31st December, 2005	888,936	175,433	742,667	1,798,570	30,825	2,080,178	11,835	150,238	5,878,682
Currency realignment	40,362	1,646	20,703	66,748	1,018	46,887	-	2,402	179,766
Additions	14,289	25,966	68,459	79,585	4,173	138,709	64	141,915	473,160
Disposals	(54,540)	(9,661)	(16,186)	(40,285)	(2,428)	(180,563)	-	-	(303,663)
Reclassification	36,492	10,335	17,504	51,565	(459)	37,216	-	(152,653)	-
At 31st December, 2006	925,539	203,719	833,147	1,956,183	33,129	2,122,427	11,899	141,902	6,227,945
Depreciation and Amortization									
At 1st January, 2005	118,913	104,196	341,260	378,960	16,246	943,657	3,912	-	1,907,144
Currency realignment	(26,180)	(1,114)	(13,116)	(70,687)	(795)	(53,979)	-	-	(165,871)
Provided for the year	36,553	12,959	86,064	125,834	4,134	203,927	1,707	-	471,178
Acquisition of subsidiaries	187,560	5,568	139,396	995,950	3,952	747,099	-	-	2,079,525
Eliminated on disposals	(19,696)	(4,681)	(13,633)	(113,479)	(1,242)	(15,588)	-	-	(168,319)
Reclassification	(64)	-	(11,890)	11,886	-	68	-	-	-
At 31st December, 2005	297,086	116,928	528,081	1,328,464	22,295	1,825,184	5,619	-	4,123,657
Currency realignment	20,395	541	13,386	56,495	601	45,522	-	-	136,940
Provided for the year	31,807	17,387	87,844	116,227	3,282	193,020	1,711	-	451,278
Eliminated on disposals	(34,275)	(7,926)	(16,079)	(35,893)	(2,394)	(179,109)	-	-	(275,676)
Reclassification	-	26	864	(878)	(137)	125	-	-	-
At 31st December, 2006	315,013	126,956	614,096	1,464,415	23,647	1,884,742	7,330	-	4,436,199
Net Book Values									
At 31st December, 2006	610,526	76,763	219,051	491,768	9,482	237,685	4,569	141,902	1,791,746
At 31st December, 2005	591,850	58,505	214,586	470,106	8,530	254,994	6,216	150,238	1,755,025

	Buildings outside Hong Kong	Leasehold improvements	Office equipment, furniture and fixtures	Plant and machinery	Motor vehicles	Moulds and tooling	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
The Company							
Cost							
At 1st January, 2005	65,945	59,691	103,973	219,622	10,019	525,133	984,383
Additions	–	10,334	21,007	12,143	709	53,922	98,115
Transfer to subsidiaries	–	(1,544)	(1,398)	(91,800)	–	(81)	(94,823)
Disposals	–	–	(4)	(3,085)	(158)	(637)	(3,884)
At 31st December, 2005	65,945	68,481	123,578	136,880	10,570	578,337	983,791
Additions	–	16,062	16,120	14,943	920	37,109	85,154
Transfer from (to) subsidiaries	–	258	(879)	13,652	–	(39,171)	(26,140)
Disposals	–	–	(6)	(947)	(1,401)	(973)	(3,327)
At 31st December, 2006	65,945	84,801	138,813	164,528	10,089	575,302	1,039,478
Depreciation and Amortization							
At 1st January, 2005	20,759	54,025	77,845	178,276	8,575	431,480	770,960
Provided for the year	2,538	4,462	13,770	13,253	861	58,079	93,063
Transfer to subsidiaries	–	(1,303)	(921)	(71,739)	–	(27)	(73,990)
Eliminated on disposals	–	–	(4)	(2,712)	(158)	(200)	(3,074)
At 31st December, 2005	23,397	57,184	90,690	117,078	9,278	489,332	786,959
Provided for the year	2,638	6,136	16,576	13,883	774	43,442	83,449
Transfer to subsidiaries	–	–	(784)	(1,463)	–	(22,521)	(24,768)
Eliminated on disposals	–	–	(5)	(947)	(1,401)	(562)	(2,915)
At 31st December, 2006	26,035	63,320	106,477	128,551	8,651	509,691	842,725
Net Book Values							
At 31st December, 2006	39,910	21,481	32,336	35,977	1,438	65,611	196,753
At 31st December, 2005	42,548	11,297	32,888	19,802	1,292	89,005	196,832

The net book values of properties shown above comprise:

	The Group		The Company	
	2006	**2005**	**2006**	**2005**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Land and buildings are situated outside Hong Kong and are analysed as follows:				
Freehold	570,616	546,664	–	–
Medium-term lease	39,910	45,186	39,910	42,548
	610,526	591,850	39,910	42,548

The net book values of the Group's and the Company's property, plant and equipment include amounts of approximately HK$137,833,000 and nil respectively (2005: HK$138,189,000 and Nil respectively) in respect of assets held under finance leases.

The gross carrying amount of the Group's and the Company's property, plant and equipment include amounts of approximately HK$1,890,000,000 and HK$249,000,000 respectively in respect of fully depreciated property, plant and equipment that is still in use.

17. LEASE PREPAYMENTS

	The Group HK$'000	The Company HK$'000
Cost		
At 1st January, 2005	6,449	6,449
Currency realignment	(1,240)	–
Additions	63,674	–
At 31st December, 2005	68,883	6,449
Currency realignment	2,300	–
At 31st December, 2006	71,183	6,449
Amortization		
At 1st January, 2005	1,677	1,677
Currency realignment	(25)	–
Provided for the year	1,402	129
At 31st December, 2005	3,054	1,806
Currency realignment	68	–
Provided for the year	1,402	129
At 31st December, 2006	4,524	1,935
Net Book Values		
At 31st December, 2006	66,659	4,514
At 31st December, 2005	65,829	4,643

All lease prepayments are medium-term leases outside Hong Kong.

18. GOODWILL

	The Group HK$'000
Cost	
At 1st January, 2005	653,504
Arising on acquisition of subsidiaries	3,277,624
Adjustments to consideration on acquisition of subsidiaries in prior years	12,807
At 31st December, 2005 (as originally stated)	3,943,935
Adjustments to provisional fair values of subsidiaries acquired in 2005	47,032
At 31st December, 2005 (as restated) and at 1st January, 2006	3,990,967
Currency realignment	5,466
Arising on acquisition of additional interest of subsidiaries	46,563
At 31st December, 2006	4,042,996

Particulars regarding impairment testing on goodwill are disclosed in Note 20.

19. INTANGIBLE ASSETS

	Deferred development costs	Patents and trademarks	Manufacturing know-how	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
The Group				
Cost				
At 1st January, 2005	52,764	195,958	3,510	252,232
Currency realignment	(5,217)	(6,596)	–	(11,813)
Additions	173,939	87,131	–	261,070
Acquisition of subsidiaries	58,988	987,805	–	1,046,793
Written off in the year	(2,029)	(2,791)	–	(4,820)
At 31st December, 2005	278,445	1,261,507	3,510	1,543,462
Currency realignment	5,733	2,672	–	8,405
Additions	192,830	50,016	–	242,846
Written off in the year	–	(4,325)	–	(4,325)
At 31st December, 2006	477,008	1,309,870	3,510	1,790,388
Amortization				
At 1st January, 2005	–	17,537	1,814	19,351
Currency realignment	(701)	(2,042)	–	(2,743)
Provided for the year	21,965	24,417	702	47,084
Acquisition of subsidiaries	7,197	13,899	–	21,096
Eliminated on write off	–	(2,779)	–	(2,779)
At 31st December, 2005	28,461	51,032	2,516	82,009
Currency realignment	1,139	1,967	–	3,106
Provided for the year	59,815	28,900	702	89,417
Eliminated on write off	–	(4,325)	–	(4,325)
At 31st December, 2006	89,415	77,574	3,218	170,207
Carrying Amounts				
At 31st December, 2006	387,593	1,232,296	292	1,620,181
At 31st December, 2005	249,984	1,210,475	994	1,461,453

	Deferred development costs	Patents	Total
	HK$'000	*HK$'000*	*HK$'000*
The Company			
Cost			
At 1st January, 2005	–	8,240	8,240
Additions	102,473	42,064	144,537
At 31st December, 2005	102,473	50,304	152,777
Additions	108,009	6,581	114,590
At 31st December, 2006	210,482	56,885	267,367
Amortization			
At 1st January, 2005	–	4,415	4,415
Provided for the year	–	9,783	9,783
At 31st December, 2005	–	14,198	14,198
Provided for the year	20,495	12,482	32,977
At 31st December, 2006	20,495	26,680	47,175
Carrying Amounts			
At 31st December, 2006	189,987	30,205	220,192
At 31st December, 2005	102,473	36,106	138,579

Deferred development costs are internally generated. All the patents and trademarks and manufacturing know-how were acquired from third parties.

The above intangible assets, other than trademarks, of the Group and the Company have definite useful lives and are amortized on a straight-line basis over 4 to 10 years.

The trademarks are considered by the management of the Group as having an indefinite useful life because they expected to contribute to net cash inflows indefinitely. The trademarks will not be amortized until their useful life is determined to be finite. Instead they will be tested for impairment annually and whenever there is an indication that they may be impaired. Particulars of the impairment testing are disclosed in Note 20.

20. IMPAIRMENT TESTING ON GOODWILL AND INTANGIBLE ASSETS WITH INDEFINITE USEFUL LIVES

The carrying amounts of goodwill and trademarks with indefinite useful lives as at 31st December, 2006 allocated to the following cash-generating units ("CGUs") are as follows:

	Goodwill	Trademarks
	HK$'000	*HK$'000*
Power Equipment	3,421,716	234,000
Floor Care	621,280	–
	4,042,996	234,000

During the year ended 31st December, 2006, management of the Group determined that there is no impairment of any of its CGUs containing goodwill or trademarks with indefinite useful lives.

The basis of the recoverable amounts of the above CGUs and their major underlying assumptions are summarized below:

The recoverable amount of the CGUs are determined based on a value in use calculation. That calculation uses cash flow projections based on financial budgets approved by management covering a five-year period, and discount rate at 5% and 12% and extrapolated using a steady 3% growth rate.

21. INVESTMENTS IN SUBSIDIARIES

	The Company	
	2006	2005
	HK$'000	*HK$'000*
Investments in unlisted shares, at cost	630,546	551,396

Particulars of the principal subsidiaries of the Company as at 31st December, 2006 are set out in Note 51.

22. INTERESTS IN ASSOCIATES

	The Group		The Company	
	2006	2005	2006	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Unlisted shares, at cost less impairment loss recognized	–	–	23,790	23,790
Share of net assets	14,499	15,394	–	–
Net amounts due from associates	178,490	174,059	160,848	149,236
	192,989	189,453	184,638	173,026

Particulars of the associates as at 31st December, 2006 are set out in Note 52.

The amounts due from associates are unsecured, bear interest at LIBOR plus 2% and are repayable on demand. In the opinion of directors, no part of the amounts will be repaid within the next twelve months and the amounts are therefore presented as non-current assets.

The summarized financial information in respect of the Group's associates is set out below:

	2006	2005
	HK$'000	*HK$'000*
Total assets	122,344	160,742
Total liabilities	(64,348)	(99,165)
Net assets	57,996	61,577
Group's share of net assets of associates	14,499	15,394
Turnover	234,634	274,330
Loss for the year	(15,005)	(22,485)
Group's share of results of associates for the year	(895)	(6,463)

At the balance sheet date, amongst the associates, the Group held 40.8% of the shares of Gimelli International (Holdings) Limited and its subsidiaries (together "Gimelli Group companies"). The carrying value of the Group's interests in the Gimelli Group companies is nil at both 31st December, 2006 and 31st December, 2005.

23. AVAILABLE-FOR-SALE INVESTMENTS

	The Group		The Company	
	2006	2005	2006	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Unlisted equity securities and club membership debentures, at cost less impairment loss recognized	43,315	15,558	1,195	1,195

As at the balance sheet date, all available-for-sale investments represent investments in unlisted equity securities and club membership debentures. They are measured at cost less impairment at each balance sheet date because the range of reasonable fair value estimates is so significant that the directors of the Company are of the opinion that their fair values cannot be measured reliably.

24. INVENTORIES

	The Group		The Company	
	2006	2005	2006	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Raw materials	1,175,864	1,139,478	249,846	225,745
Work in progress	108,834	104,442	29,215	38,443
Finished goods	2,735,185	2,727,296	149,744	69,495
	4,019,883	3,971,216	428,805	333,683

25. TRADE AND OTHER RECEIVABLES

The Group has a policy of allowing credit periods ranging from 60 days to 120 days. The aged analysis of trade receivables is as follows:

	The Group		The Company	
	2006	2005	2006	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
0 to 60 days	3,143,989	2,622,904	41,553	16,363
61 to 120 days	230,131	255,728	977	6,903
121 days or above	103,977	115,733	2,133	19,096
Total trade receivables	3,478,097	2,994,365	44,663	42,362
Other receivables	348,941	270,990	–	–
	3,827,038	3,265,355	44,663	42,362

The fair value of the Group's and the Company's trade and other receivables at 31st December, 2006 approximates the corresponding carrying amount.

26. BILLS RECEIVABLE

The fair value of the Group's and the Company's bills receivable at 31st December, 2006 approximates the corresponding carrying amount.

All the Group's and Company's bills receivable at 31st December, 2006 is due within 120 days.

27. AMOUNTS DUE FROM (TO) SUBSIDIARIES

The fair value of the Company's amounts due from (to) subsidiaries at 31st December, 2006 approximates the corresponding carrying amount.

28. TRADE RECEIVABLES FROM ASSOCIATES

The fair value of the Group's trade receivable from associates at 31st December, 2006 approximates the corresponding carrying amount. All the Group's trade receivable from associates at 31st December, 2006 is due within 120 days.

29. HELD-FOR-TRADING INVESTMENTS IN HONG KONG

The Group's held-for-trading investments in Hong Kong at 31st December, 2006 are carried at fair value.

30. BANK BALANCES, DEPOSITS AND CASH

Bank balances carry interest at market rates which range from 1.75% to 5.15%. Bank overdrafts carry interest at market rates which range from 4.58% to 6.19%.

31. TRADE AND OTHER PAYABLES

The aged analysis of trade payables is as follows:

	The Group		**The Company**	
	2006	**2005**	**2006**	**2005**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
0 to 60 days	1,345,473	1,552,235	403,583	453,877
61 to 120 days	91,696	278,482	36,838	147,106
121 days or above	30,547	70,475	2,947	60,486
Total trade payables	1,467,716	1,901,192	443,368	661,469
Other payables	1,650,404	1,689,507	196,016	217,265
	3,118,120	3,590,699	639,384	878,734

The fair value of the Group's and the Company's trade and other payables at 31st December, 2006 approximates the corresponding carrying amount.

32. BILLS PAYABLE

The fair value of the Group's and the Company's bills payable at 31st December, 2006 approximates the corresponding carrying amount.

All the Group's and Company's bills payable at 31st December, 2006 is due within 120 days.

33. WARRANTY PROVISION

	The Group 2006 HK$'000	2005 HK$'000
At 1st January	338,211	241,375
Currency realignment	5,261	(6,767)
Additional provision in the year	607,031	530,336
Acquisition of subsidiaries	–	94,426
Utilization of provision	(580,865)	(521,159)
At 31st December	369,638	338,211

The warranty provision represents management's best estimate of the Group's outstanding liabilities on products sold. It is expected that the majority of this expenditure will be incurred in the next financial year.

34. TRADE PAYABLE TO AN ASSOCIATE/AMOUNTS DUE TO ASSOCIATE

The fair value of the Group's and the Company's trade payable to an associate at 31st December, 2006 approximates the corresponding carrying amount.

35. OBLIGATIONS UNDER FINANCE LEASES

It is the Group's policy to lease certain of its plant and machinery, fixtures and equipment under finance leases, with lease terms ranging from 3 years to 20 years. Interest rates underlying all obligations under finance leases are fixed at the respective contract dates. No arrangements have been entered into for contingent rental payments.

The maturity of obligations under finance leases is as follows:

	Minimum lease payments		Present value of minimum lease payments	
	2006 HK$'000	2005 HK$'000	2006 HK$'000	2005 HK$'000
The Group				
Amounts payable under finance leases:				
Within one year	20,453	20,341	18,535	18,107
In more than one year but not more than two years	16,585	18,464	13,614	15,686
In more than two years but not more than three years	14,116	14,175	11,309	11,411
In more than three years but not more than four years	13,701	13,248	10,989	10,188
In more than four years but not more than five years	13,682	12,284	11,063	8,903
More than five years	127,567	108,892	78,554	79,279
	206,104	187,404	144,064	143,574
Less: future finance charges	(62,040)	(43,830)	–	–
Present value of lease obligations	144,064	143,574	144,064	143,574
Less: Amount due within one year shown under current liabilities			(18,535)	(18,107)
Amount due after one year			125,529	125,467

The fair value of the Group's finance lease obligations, determined based on the present value of the estimated future cash flows discounted using the prevailing market rate at 31st December, 2006, approximates their carrying amount.

36. DISCOUNTED BILLS WITH RECOURSE

Bills discounted with a bank at an effective interest rate of 5.88% per annum (2005: 4.32% per annum) have a maturity profile of less than 120 days.

37. CONVERTIBLE BONDS

On 16th June, 2004, the Group announced the issue of 5-year Zero Coupon Convertible Bonds at par, due in July, 2009 (the "Bonds"), for an aggregate principal amount of US$140,000,000 (approximately HK$1,092,000,000). The Bonds are convertible, at the option of bondholders, into ordinary shares of HK$0.10 each of the Company at an initial conversion price of US$2.1247 per share at any time from 7th August, 2005 to 1st July, 2009. Unless previously redeemed, converted or purchased and cancelled, the Company will redeem each Bond at 107.76% of its principal amount on the maturity date of 8th July, 2009. However, on or after 8th July, 2007 and prior to the maturity date, the bondholders may, at their option, require the Company to redeem all or some of the Bonds at 104.59% of the principal amount.

The Bonds contain two components, a liability and an equity element. Upon the application of HKAS 32 Financial Instruments: Disclosure and Presentation, the Bonds were split between the liability and equity elements, on a retrospective basis. The equity element is presented in equity as "Convertible bonds equity reserve". The effective interest rate of the liability component is 2.11%.

The movement of the liability component of the Bonds for the year is set out below:

	The Group and the Company	
	2006	**2005**
	HK$'000	*HK$'000*
Liability component at the beginning of the year	1,078,307	1,051,257
Interest charge	27,527	27,050
Liability at the end of the year	1,105,834	1,078,307

The fair value of the liability component of the Bonds at 31st December, 2006, determined based on the present value of the estimated future cash outflows discounted at the prevailing market interest rate at the balance sheet date, was approximately HK$885,158,000.

38. UNSECURED BORROWINGS

	The Group		**The Company**	
	2006	**2005**	**2006**	**2005**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Trust receipt loans	152,416	127,672	–	–
Bank loans	2,094,643	1,891,735	272,223	234,000
Bank borrowings	2,247,059	2,019,407	272,223	234,000
Fixed interest rate notes *(Note)*	2,639,143	2,640,353	–	–
Total borrowings	4,886,202	4,659,760	272,223	234,000

The borrowings of the Group and the Company are repayable as follows:

	The Group		The Company	
	2006	2005	2006	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
On demand or within one year	421,849	434,349	38,889	234,000
In more than one year but not more than two years	240,672	18,181	233,334	–
In more than two years but not more than three years	1,584,538	1,566,877	–	–
In more than three years but not more than four years	–	–	–	–
More than five years	2,639,143	2,640,353	–	–
	4,886,202	4,659,760	272,223	234,000
Less: Amount due within one year shown under current liabilities	(421,849)	(434,349)	(38,889)	(234,000)
Amount due after one year	4,464,353	4,225,411	233,334	–

The ranges of effective interest rates (which are also equal to contracted interest rates) on the Group's borrowings are as follows:

	2006	2005
Effective interest rate:		
Fixed-rate borrowings	4.09% to 5.44%	4.09% to 5.44%
Variable-rate borrowings	4.49% to 6.77%	3.07% to 5.67%

The Group's borrowings that are denominated in currencies other the functional currencies of the relevant group entities are set out below:

	HKD'000	*AUD'000*	*NZD'000*	*EUR'000*
As at 31st December, 2006	2,042,955	12,178	3,750	5,000
As at 31st December, 2005	1,921,672	14,025	3,500	–

Note: In 2003, the Group issued fixed interest rate notes, through its wholly-owned entity in the USA, for an aggregate principal amount of US$145,000,000. The notes were issued in two fixed rate tranches, being US$120,000,000 for 10 years at 4.7% per annum and US$25,000,000 for 7 years at 4.09% per annum. The proceeds were used to refinance existing medium term debts and for general working capital purposes.

In 2005, the Group issued other fixed interest rate notes, through its wholly-owned entity in the USA, for an aggregate principal amount of US$200,000,000. The notes were issued in two fixed rate tranches of US$150,000,000 for 10 years at 5.44% per annum and US$50,000,000 for 7 years at 5.17% per annum. The proceeds were used to finance the acquisition of subsidiaries.

The carrying amount of bank borrowings approximates their fair value as the weighted average interest rates approximate the contracted market rates.

39. SHARE CAPITAL

	2006	2005	2006	2005
	Number of shares		*HK$'000*	*HK$'000*
Ordinary shares				
Authorized:				
Shares of HK$0.10 each	2,400,000,000	2,400,000,000	240,000	240,000
Issued and fully paid:				
Shares of HK$0.10 each at 1st January	1,461,720,652	1,352,304,652	146,172	135,230
Issued on share placement	–	96,000,000	–	9,600
Issued on exercise of share options	3,503,000	13,416,000	350	1,342
Shares of HK$0.10 each at 31st December	1,465,223,652	1,461,720,652	146,522	146,172

On 8th September, 2005, the Group placed an aggregate of 96,000,000 shares to independent investors at a price of HK$19.25 per share. The new shares placed represent approximately 7.05% of the issued share capital of the Company of 1,361,898,652 shares at the date of placement and approximately 6.58% of the issued capital of the Company of 1,457,898,652 shares as enlarged by the placement.

The shares issued during the year rank pari passu in all respects with the existing shares.

Details of the share options are set out in Note 47.

40. RESERVES

	Share premium	Convertible bonds equity reserve	Employee share-based compensation reserve	Retained profits	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
The Company					
At 1st January, 2005	810,611	26,334	–	2,018,991	2,855,936
Premium on shares issued	1,956,700	–	–	–	1,956,700
Transaction costs attributable to issue of new shares	(34,502)	–	–	–	(34,502)
Recognition of equity-settled share based payment	–	–	6,703	–	6,703
Profit for the year	–	–	–	524,432	524,432
Final dividend – 2004	–	–	–	(169,651)	(169,651)
Interim dividend – 2005	–	–	–	(81,818)	(81,818)
At 1st January, 2006	2,732,809	26,334	6,703	2,291,954	5,057,800
Premium on shares issued	22,040	–	–	–	22,040
Recognition of equity-settled share based payment	–	–	7,091	–	7,091
Profit for the year	–	–	–	584,849	584,849
Final dividend – 2005	–	–	–	(184,609)	(184,609)
Interim dividend – 2006	–	–	–	(95,236)	(95,236)
At 31st December, 2006	2,754,849	26,334	13,794	2,596,958	5,391,935

As at 31st December, 2006, the Company's reserves available for distribution to shareholders comprised the retained profits of HK$2,596,958,000 (2005: HK$2,291,954,000).

41. RETIREMENT BENEFITS OBLIGATIONS

	2006 *HK$'000*	2005 *HK$'000*
Pension plan obligations *(Note i)*	672,117	621,737
Post-retirement, medical, dental and life insurance plan obligations *(Note ii)*	146,965	151,770
Others	15,005	12,830
	834,087	786,337

The Company and its subsidiaries operating in Hong Kong have participated in the Mandatory Provident Fund Schemes ("MPF Schemes") registered under the Mandatory Provident Fund Ordinance since December, 2000.

The Group's overseas subsidiaries operate a number of defined contribution schemes and defined benefit schemes which cover substantially all of their employees. Contributions to the defined contribution schemes applicable to each year are made at a certain percentage of the employees' payroll.

Note i:

Pension plan obligations

The pension plan obligations are provided in the German operations and includes a plan that pays retirement benefits on service and final pay. Under the plan, the employees are entitled to retirement benefits varying between 10.00 and 20.00 per cent of final salary on attainment of a retirement age of 65. The most recent actuarial valuations of the present value of the defined benefit obligation were carried out on 1st January, 2007 by BDO Deutsche Warentreuhand Aktiengesellschaft, Germany.

Note ii:

Post-retirement, medical, dental and life insurance plan obligations

Milwaukee Electric Tool Corporation, a subsidiary of the Group in the USA, operates unfunded post-retirement, medical benefits, dental and life insurance plans. The most recent actuarial valuations of the present value of the obligations were carried out on 1st January, 2007 by Mercer Human Resource Consulting. There are no assets segregated and restricted for these benefits and the plans are funded on a pay-as-you-go basis.

The main actuarial assumptions used were as follows:

	Pension plan 2006	Post-retirement medical, dental and life insurance plan 2006
Discount rate	4.00%	5.80%
Expected rate of salary increases	2.00%	N/A
Future pension increases	2.00%	N/A
Medical cost inflation (ultimate)	N/A	5.00%

Amounts recognized in profit or loss in respect of the plans are as follows:

	Pension plan		Post-retirement medical, dental and life insurance plan	
	2006	2005	2006	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Current service cost	(2,952)	5,198	4,389	4,329
Actuarial gain	–	–	(1,619)	–
Interest cost	14,591	29,879	6,693	8,471
	11,639	35,077	9,463	12,800

The charge for the year has been included in staff costs.

The amount included in the balance sheet arising from the Group's obligation in respect of the plans is as follows:

	Pension plan		Post-retirement medical, dental and life insurance plan	
	2006	2005	2006	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Present value of unfunded obligations	672,117	621,737	146,965	151,770

Movements in the net liability in the current year were as follows:

	Pension plan	Post-retirement medical, dental and life insurance plan
	2006	2006
	HK$'000	*HK$'000*
At 1st January	621,737	151,770
Net liabilities acquired on acquisition of subsidiaries		
Exchange differences	73,904	(425)
Current service cost	(2,952)	4,389
Actuarial gain	–	(1,619)
Interest cost	14,591	6,693
Benefits paid	(35,163)	(13,843)
At 31st December	672,117	146,965

One World Technologies, Inc., a subsidiary of the Group in the USA operates another defined benefit scheme. The pension costs of this defined benefit scheme are assessed in accordance with an actuarial valuation as at 1st January, 2007 performed by Aon Consulting, an employee benefits consulting group, using the Projected Unit Credit method. No medical trend rate assumption is necessary as at 31st December, 2006 and 2005 since all retirees are assumed to be affected by the fixed dollar subsidy and a discount rate of 5.80% (2005: 5.50%) was assumed for calculating the actuarial valuation.

There are no assets set aside for these benefits and the plan is funded on a pay-as-you-go basis. The accrued benefit costs under this scheme are to be reimbursed by a former shareholder of the overseas subsidiary in accordance with an assignment assumption, reimbursement and indemnification agreement. As such, the overseas subsidiary has set up a receivable and an accrued benefit cost of the same amount of approximately HK$22,000,000 (2005: HK$23,000,000) as at 31st December, 2006.

42. DEFERRED TAX ASSETS (LIABILITIES)

The following are the major deferred tax assets and liabilities recognized and movements thereon during the current and prior years:

	Accelerated tax depreciation	Warranty provision	Convertible bonds equity reserve	Employee related provision	Tax losses	Others	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
The Group							
At 1st January, 2005	(29,677)	70,925	(5,586)	29,927	147,486	75,088	288,163
Acquisition of subsidiaries	(119,720)	27,920	–	125,890	19,483	(251,430)	(197,857)
Currency realignment	2,616	(876)	–	(10,276)	(8,680)	(17,099)	(34,315)
(Charge) credit to income for the year	43,579	(2,445)	–	10,082	40,838	(16,498)	75,556
At 1st January, 2006	(103,202)	95,524	(5,586)	155,623	199,127	(209,939)	131,547
Currency realignment	(2,536)	(6,028)	–	10,860	19,210	(1,743)	19,763
(Charge) credit to income for the year	24,315	12,038	–	(9,885)	(22,774)	53,023	56,717
At 31st December, 2006	(81,423)	101,534	(5,586)	156,598	195,563	(158,659)	208,027

	Accelerated tax depreciation	Convertible bonds equity reserve	Total
	HK$'000	*HK$'000*	*HK$'000*
The Company			
At 1st January, 2005	(14,410)	(5,586)	(19,996)
Charge to income for the year	(338)	–	(338)
At 1st January, 2006	(14,748)	(5,586)	(20,334)
Credit to income for the year	4,840	–	4,840
At 31st December, 2006	(9,908)	(5,586)	(15,494)

For the purpose of balance sheet presentation, certain deferred tax assets and liabilities have been offset. The following is the analysis of the deferred tax balances for financial reporting purposes:

	The Group		The Company	
	2006	2005	2006	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Deferred tax assets	706,493	646,758	–	–
Deferred tax liabilities	(498,466)	(515,211)	(15,494)	(20,334)
	208,027	131,547	(15,494)	(20,334)

At the balance sheet date, the Group has unused tax losses of HK$1,156 million (2005: HK$1,170 million) available for the offset against future profits that may be carried forward indefinitely. No deferred tax asset has been recognized in respect of the tax losses of HK$38 million (2005: HK$32 million) due to the unpredictability of future profit streams.

43. ACQUISITION OF SUBSIDIARIES

The Group completed the purchase from Atlas Copco AB ("ATCO") all of ATCO's electric power tools and accessories business (the "Business") conducted under the brand names "Milwaukee®" and "AEG®" as well as the "DreBo®" accessories businesses, (the "Acquired Companies"), with unanimous approval by all the shareholders present in person or by proxy at the Company's Extraordinary General Meeting on 3rd January, 2005.

The purchase price for the Business, which was paid in cash at the closing of the transaction, was US$627 million (approximately HK$4,887 million), consisting of the pre-adjustment purchase price of US$713 million (approximately HK$5,560 million), reduced by an agreed pre-closing adjustment of US$86 million (approximately HK$672 million) in respect of a portion of the accrued and unfunded post-retirement liabilities of certain of the Acquired Companies and adjustments with respect to related deferred asset accounts and to certain accruals. The purchase price was calculated on the basis of the Acquired Companies having no indebtedness or cash and their net tangible assets (excluding, among other things, cash and amounts in respect of pre-agreed adjustments) being US$285 million (approximately HK$2,223 million). On 31st October, 2005, the Group and ATCO concluded that there will be no adjustments to the purchase price and the acquisition completed.

	Acquiree's carrying amount before combination *HK$'000*	Fair value adjustments *HK$'000*	Fair value *HK$'000*
Net Assets Acquired			
Property, plant and equipment	951,927	(17,462)	934,465
Intangible assets	88,948	936,749	1,025,697
Deferred tax assets	293,484	–	293,484
Inventories	873,050	10,163	883,213
Trade and other receivables, deposits and prepayments	1,153,104	–	1,153,104
Bills receivables	71,874	–	71,874
Tax recoverable	2,176	–	2,176
Bank balances and cash	211,585	–	211,585
Trade and other payables	(1,185,318)	–	(1,185,318)
Tax payable	(79,263)	–	(79,263)
Warranty provision	(94,426)	–	(94,426)
Obligations under finance leases	(147,948)	–	(147,948)
Deferred tax liabilities	(491,341)	–	(491,341)
Retirement benefit obligations	(874,012)	–	(874,012)
	773,840	929,450	1,703,290
Goodwill arising on acquisition			3,277,624
Cash consideration paid during the year			4,980,914
Net cash outflow arising on acquisition:			
Cash consideration paid during the year			(4,980,914)
Bank balances and cash acquired			211,585
Net outflow of cash and cash equivalents in respect of the acquisition of subsidiaries			(4,769,329)

The goodwill arising on the acquisition of the subsidiaries is attributable to the anticipated profitability of the distribution of the Group's products in the new markets and the anticipated future operating synergies from the combination.

The subsidiaries acquired contributed approximately HK$5,940,957,000 to the Group's turnover, and approximately HK$354,605,000 to the Group's profit before taxation and interest for the period between the date of acquisition and the balance sheet date as at 31st December, 2005.

44. MAJOR NON-CASH TRANSACTIONS

During the year, the Group entered into finance lease arrangements in respect of assets with a total capital value at the inception of the finance leases of HK$1,418,000 (2005: HK$7,900,000).

45. LEASE COMMITMENTS

At the balance sheet date, the Group and the Company had outstanding commitments under non-cancellable operating leases, which would fall due as follows:

	The Group		The Company	
	2006	**2005**	**2006**	**2005**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Within one year	174,848	167,654	15,786	18,022
In the second to fifth year inclusive	337,931	368,848	9,855	25,575
After five years	132,132	175,124	16,094	16,160
	644,911	711,626	41,735	59,757

Operating lease payments represent rentals payable by the Group and the Company for certain of its plant and machinery, motor vehicles, office properties and other assets. Leases are negotiated for a term ranging from 1 year to 10 years.

46. CONTINGENT LIABILITIES

	The Group		The Company	
	2006	**2005**	**2006**	**2005**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Guarantees given to banks in respect of credit facilities utilized by associates	36,026	30,654	36,026	30,654

In addition, the Company has given guarantees to banks and independent third parties in respect of general facilities granted to its subsidiaries. The extent of such facilities utilized by the subsidiaries as at 31st December, 2006 amounted to HK$5,546,886,000 (2005: HK$5,467,275,000).

47. SHARE OPTIONS

Scheme adopted on 25th May, 2001 and terminated on 28th March, 2002 ("Scheme B")

In accordance with the Company's share option scheme adopted pursuant to a resolution passed on 25th May, 2001, the Board of Directors of the Company may grant share options to eligible persons, including full-time officers, Executive Directors and full-time employees of the Company and its subsidiaries, to subscribe for shares in the Company. The purpose of the scheme is to provide incentives or rewards to directors and eligible persons.

Share options granted must be taken up within 21 days of the date of grant, upon payment of HK$1 in cash by way of consideration for the grant thereof. Share options may be exercised at any time from the date which the offer of share options is accepted to the fifth anniversary thereof. The subscription price is set at not less than the higher of the nominal value of the shares and 80% of the average of the closing prices of the shares on the Stock Exchange on the five trading days immediately preceding the date of offer of the share option.

The maximum number of shares in respect of which share options may be granted under Scheme B is not permitted to exceed 10% of the issued share capital of the Company from time to time. No employee shall be granted an option which, if exercised in full, would result in such employee becoming entitled to subscribe for more than 25% of the aggregate number of shares for the time being issued and issuable under Scheme B.

Scheme B was terminated on 28th March, 2002 pursuant to a resolution passed on that date.

Scheme adopted on 28th March, 2002 ("Scheme C")

Following the termination of Scheme B, a new share option scheme was adopted pursuant to a resolution passed on 28th March, 2002 for recognition of the contribution to the development and growth of the Group by the eligible persons. Under Scheme C, the Board of Directors of the Company may grant share options to the following eligible persons (and their wholly owned companies) of the Company, its subsidiaries and any companies in which the Group holds any equity interest, to subscribe for shares in the Company:

(i) employees; or

(ii) Non-executive Directors (including Independent Non-executive Directors); or

(iii) suppliers or customers; or

(iv) any person or entity that provides research, development or other technological support; or

(v) shareholders.

Share options granted must be taken up within 21 days of the date of grant, upon payment of HK$1 in cash by way of consideration for the grant thereof. Share options may be exercised at any time from the date of grant to the fifth anniversary thereof. The subscription price is set at the highest of the closing price of the shares on the date of offer of the share option; or the average closing price of shares as stated in the daily quotations sheets issued by the Stock Exchange for the five trading days immediately preceding the date of offer; or the nominal value of shares on the date of offer.

The maximum number of shares in respect of which share options may be granted under Scheme C is not permitted to exceed 30% of the issued share capital of the Company from time to time or 10% of shares in issue as at the adoption date of Scheme C. No person shall be granted an option which exceeds 1% of the shares in issue as at the date of offer in any 12-month period up to the date thereof.

Scheme C expired on 27th March, 2007.

The following table discloses movements in the Company's share options during the year:

Share option holders	Date of share options granted	Share option scheme category	Outstanding at beginning of the year	Granted during the year	Exercised during the year	Outstanding at end of the year	Subscription price HK$	Exercise period
Directors								
Mr Horst Julius Pudwill	28.6.2002	Scheme C	25,728,000	-	-	25,728,000	3.600	28.6.2002 - 27.6.2007
	19.9.2003	Scheme C	560,000	-	-	560,000	8.685	19.9.2003 - 18.9.2008
	25.2.2004	Scheme C	400,000	-	-	400,000	12.170	25.2.2004 - 24.2.2009
Dr Roy Chi Ping Chung JP	28.6.2002	Scheme C	12,864,000	-	-	12,864,000	3.600	28.6.2002 - 27.6.2007
	19.9.2003	Scheme C	560,000	-	-	560,000	8.685	19.9.2003 - 18.9.2008
	25.2.2004	Scheme C	400,000	-	-	400,000	12.170	25.2.2004 - 24.2.2009
Mr Kin Wah Chan	1.3.2004	Scheme C	1,000,000	-	-	1,000,000	12.525	1.3.2004 - 28.2.2009
Mr Chi Chung Chan	17.7.2003	Scheme C	1,000,000	-	-	1,000,000	7.625	17.7.2003 - 16.7.2008
	19.9.2003	Scheme C	500,000	-	-	500,000	8.685	19.9.2003 - 18.9.2008
	25.2.2004	Scheme C	1,000,000	-	-	1,000,000	12.170	25.2.2004 - 24.2.2009
	1.3.2004	Scheme C	500,000	-	-	500,000	12.525	1.3.2004 - 28.2.2009
Mr Stephan Horst Pudwill	1.3.2004	Scheme C	100,000[1]	-	-	100,000	12.525	1.3.2004 - 28.2.2009
Mr Joel Arthur Schleicher	30.4.2002	Scheme C	100,000	-	100,000	-	3.200	30.4.2002 - 29.4.2007
	17.7.2003	Scheme C	200,000	-	-	200,000	7.625	17.7.2003 - 16.7.2008
	25.2.2004	Scheme C	100,000	-	-	100,000	12.170	25.2.2004 - 24.2.2009
Mr Christopher Patrick	17.7.2003	Scheme C	200,000	-	100,000	100,000	7.625	17.7.2003 - 16.7.2008
Langley OBE	25.2.2004	Scheme C	100,000	-	-	100,000	12.170	25.2.2004 - 24.2.2009
Mr Manfred Kuhlmann	7.2.2005	Scheme C	100,000	-	-	100,000	17.750	7.2.2005 - 6.2.2010
Total for directors			45,412,000[1]	-	200,000	45,212,000		
Employees	23.7.2001	Scheme B	300,000	-	300,000	-	1.058	23.7.2001 - 22.7.2006
	30.4.2002	Scheme C	1,880,000	-	665,000	1,215,000	3.200	30.4.2002 - 29.4.2007
	5.7.2002	Scheme C	500,000	-	500,000	-	3.350	5.7.2002 - 4.7.2007
	17.7.2003	Scheme C	3,470,000	-	796,000	2,674,000	7.625	17.7.2003 - 16.7.2008
	19.9.2003	Scheme C	204,000	-	-	204,000	8.685	19.9.2003 - 18.9.2008
	1.3.2004	Scheme C	6,879,000[1]	-	982,000	5,897,000	12.525	1.3.2004 - 28.2.2009
	14.4.2004	Scheme C	200,000	-	-	200,000	12.950	14.4.2004 - 13.4.2009
	5.5.2004	Scheme C	300,000	-	-	300,000	11.050	5.5.2004 - 4.5.2009
	7.6.2004	Scheme C	200,000	-	-	200,000	12.000	7.6.2004 - 6.6.2009
	18.8.2004	Scheme C	60,000	-	60,000	-	11.250	18.8.2004 - 17.8.2009
	2.10.2004	Scheme C	1,000,000	-	-	1,000,000	15.350	2.10.2004 - 1.10.2009
	13.12.2004	Scheme C	250,000	-	-	250,000	15.710	13.12.2004 - 12.12.2009
	17.1.2005	Scheme C	150,000	-	-	150,000	16.520	17.1.2005 - 16.1.2010
	7.2.2005	Scheme C	100,000	-	-	100,000	17.750	7.2.2005 - 6.2.2010
	7.4.2005	Scheme C	200,000	-	-	200,000	17.210	7.4.2005 - 6.4.2010
	27.4.2005	Scheme C	25,000	-	-	25,000	17.660	27.4.2005 - 26.4.2010
	10.5.2005	Scheme C	200,000	-	-	200,000	17.200	10.5.2005 - 9.5.2010
	1.6.2005	Scheme C	20,000	-	-	20,000	17.420	1.6.2005 - 31.5.2010
	17.6.2005	Scheme C	250,000	-	-	250,000	17.950	17.6.2005 - 16.6.2010
	27.6.2005	Scheme C	500,000	-	-	500,000	19.200	27.6.2005 - 26.6.2010
	1.1.2006	Scheme C	-	300,000	-	300,000	18.690	1.1.2006 - 31.12.2010
	1.3.2006	Scheme C	-	3,564,000	-	3,564,000	13.970	1.3.2006 - 28.2.2011
	10.3.2006	Scheme C	-	150,000	-	150,000	14.350	10.3.2006 - 9.3.2011
	25.4.2006	Scheme C	-	20,000	-	20,000	13.700	25.4.2006 - 24.4.2011
	15.6.2006	Scheme C	-	200,000	-	200,000	10.270	15.6.2006 - 14.6.2011
	17.6.2006	Scheme C	-	350,000	-	350,000	10.550	17.6.2006 - 16.6.2011
	3.7.2006	Scheme C	-	25,000	-	25,000	10.700	3.7.2006 - 2.7.2011
	4.10.2006	Scheme C	-	75,000	-	75,000	11.628	4.10.2006 - 3.10.2011
	1.11.2006	Scheme C	-	1,500,000	-	1,500,000	11.252	1.11.2006 - 31.10.2011
	3.11.2006	Scheme C	-	100,000	-	100,000	11.480	3.11.2006 - 2.11.2011
	8.11.2006	Scheme C	-	30,000	-	30,000	12.200	8.11.2006 - 7.11.2011
	4.12.2006	Scheme C	-	150,000	-	150,000	10.952	4.12.2006 - 3.12.2011
	13.12.2006	Scheme C	-	20,000	-	20,000	10.560	13.12.2006 - 11.12.2011
Total for employees			16,688,000[1]	6,484,000	3,303,000	19,869,000		
Total for all categories			62,100,000	6,484,000	3,503,000	65,081,000		

	Outstanding at beginning of the year	Granted during the year	Exercised during the year	Outstanding at end of the year	Percentage to total Company's shares in issue at end of the year
Total under Scheme B	300,000	-	300,000	-	0.00%
Total under Scheme C	61,800,000	6,484,000	3,203,000	65,081,000	4.44%
Total	62,100,000	6,484,000	3,503,000	65,081,000	4.44%

The following table discloses details of the Company's share options held by employees (including directors) and movements in such holdings during the year:

Option type	Outstanding at 1.1.2006	Granted during the year	Exercised during the year	Lapsed or cancelled during the year	Outstanding at 31.12.2006
Scheme B	300,000	–	300,000	–	–
Scheme C	61,800,000	6,484,000	3,203,000	–	65,081,000
	62,100,000	6,484,000	3,503,000	–	65,081,000

Option type	Outstanding at 1.1.2005	Granted during the year	Exercised during the year	Lapsed or cancelled during the year	Outstanding at 31.12.2005
Scheme B	600,000	–	300,000	–	300,000
Scheme C	73,455,000	1,545,000	13,116,000	84,000	61,800,000
	74,055,000	1,545,000	13,416,000	84,000	62,100,000

Details of the share options held by the directors included in the above table are as follows:

	Outstanding at 1st January	Granted during the year	Exercised during the year	Reclassification	Outstanding at 31st December
2006	45,312,000	–	200,000	100,000[(1)]	45,212,000

	Outstanding at 1st January	Granted during the year	Exercised during the year	Outstanding at 31st December
2005	47,412,000	100,000	2,200,000	45,312,000

The weighted average closing price of the Company's shares immediately before various dates on which the share options were exercised was HK$14.81.

No option lapsed or was cancelled during the year.

Note:

(1) Mr Stephan Horst Pudwill has been appointed as a Group Executive Director of the Company since 22nd May, 2006. The 100,000 share options held by him was classified under the category of "Employees" previously.

The following significant assumptions were used to derive the fair values using the Black-Scholes option pricing model:

Date of grant	Exercise price	Expected life of share options	Expected volatility based on historical volatility of share prices	Hong Kong Exchange Fund Notes rate	Expected annual dividend yield
1.1.2006	18.6900	3 years	35%	4.060%	1.5%
1.3.2006	13.9700	3 years	35%	4.100%	1.5%
10.3.2006	14.3500	3 years	35%	4.225%	1.5%
25.4.2006	13.7000	3 years	35%	4.309%	1.5%
15.6.2006	10.2700	3 years	35%	4.560%	1.5%
17.6.2006	10.5500	3 years	35%	4.572%	1.5%
3.7.2006	10.7000	3 years	35%	4.571%	1.5%
4.10.2006	11.6300	3 years	35%	3.791%	1.5%
1.11.2006	11.2500	3 years	35%	3.692%	1.5%
3.11.2006	11.4800	3 years	35%	3.727%	1.5%
8.11.2006	12.2000	3 years	35%	3.774%	1.5%
4.12.2006	10.9500	3 years	35%	3.548%	1.5%
13.12.2006	10.5600	3 years	35%	3.563%	1.5%

All the share options are fully vested at grant date.

For the purposes of the calculation of fair value, no adjustment has been made in respect of share options expected to be forfeited due to lack of historical data.

The Black-Scholes option pricing model requires the input of highly subjective assumptions, including the volatility of share price. Because changes in subjective input assumptions can materially affect the fair value estimate, in the directors' opinion, the existing model does not necessarily provide a reliable single measure of the fair value of the share options.

The weighted average closing price of the Company's shares on various dates of grant was HK$13.00 per option.

Expected volatility was determined by using the historical volatility of the Company's share price over the previous three years. The expected life used in the model has been adjusted, based on management's best estimated, for the effects of non transferability, exercise restrictions and behavioural considerations.

The Group recognized total expense of HK$7,091,000 for the year ended 31st December, 2006 (2005: HK$6,703,000) in relation to share options granted by the Company.

The fair values of the share options granted in the current year measured as at various dates of grant ranged from HK$2.46 to HK$4.72 (2005: ranged from HK$3.78 to HK$4.71) per option. The weighted average fair value of the share options granted in the current year was HK$3.03 per option.

48. CAPITAL COMMITMENTS

	The Group		The Company	
	2006	2005	2006	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Capital expenditure in respect of the purchase of property, plant and equipment:				
Contracted for but not provided	516,648	199,554	22,446	59,349
Authorized but not contracted for	103,443	68,957	–	–

49. POST BALANCE SHEET EVENT

On 21st December, 2006, the Group entered into a purchase agreement to acquire the Hoover floor care business from Whirlpool Corporation.

The total consideration for the purchase consists of the payment of US$107 million (HK$832 million) in cash and certain assumed obligations. The transaction, which is subject to regulatory and antitrust clearance and customary closing conditions, was closed as of 31st January, 2007.

Hoover offers a comprehensive line of products for general and special-purpose vacuuming and carpet washing, including full-size uprights and canisters, deep cleaners, and hard-floor cleaners.

50. RELATED PARTY TRANSACTIONS

During the year, the Group entered into the following transactions with related parties:

	2006	2005
	HK$'000	*HK$'000*
Management fee income	464	456
Management fee expenses	420	420
Interest income received	9,911	7,138
Sales income	91,308	402
Equipment charge income	2,166	897
Commission income received	-	17,287
Royalty income	46,800	-

The remuneration of directors and other members of key management during the year was as follows:

	2006	2005
	HK$'000	*HK$'000*
Short-term benefits	122,314	129,998
Post-employment benefits	2,510	9,446
Termination benefits	6,240	13,175
Share-based payments	5,976	4,653
	137,040	157,272

Details of the balances with related parties are set out in the consolidated balance sheet, balance sheet and Note 22.

51. PARTICULARS OF PRINCIPAL SUBSIDIARIES

Particulars of the principal subsidiaries of the Company as at 31st December, 2006 are as follows:

Name of subsidiary	Place of incorporation/ operation	Issued and fully paid share capital	Proportion of nominal value of issued capital held by the Company		Principal activities
			Directly %	Indirectly %	
A&M Electric Tools GmbH	Germany	€20,451,675	–	100	Trading and manufacture of power equipment products
Digiwireless Limited	Hong Kong	HK$2	100	–	Investment holding
DreBo Werkzeugfabrik GmbH	Germany	€1,000,000	–	100	Trading and manufacture of power equipment products
Homelite Asia (Dongguan) Company Limited	PRC	US$17,700,000	–	100	Manufacture of outdoor power equipment products
Homelite Asia Ltd.	British Virgin Islands ("BVI")	US$1	–	100	Investment holding
Homelite Consumer Products, Inc.	USA	US$10	–	100	Trading of outdoor power equipment products
Homelite Far East Company Limited	Hong Kong	HK$2	100	–	Trading of outdoor power equipment products
Homelite Technologies Ltd.	Bermuda	US$12,000	100	–	Investment holding
MacEwen Property Co. Inc.	USA	US$100	100	–	Property holding
Marco Polo Industries & Merchandising Company Limited	Hong Kong	HK$100,000	100	–	Trading of household electronic and electrical products
Milwaukee Electric Tool Corporation	USA	US$50,000,000	–	100	Trading and manufacture of power equipment products
One World Technologies, Inc.	USA	US$10	–	100	Investment holding
OWT France SAS	France	€1,750,000	–	100	Investment holding
OWT Industries, Inc.	USA	US$10	–	100	Manufacture of electric components and power equipment products
Royal Appliance International GmbH	Germany	€2,050,000	100	–	Trading of household electronic and electrical products
Royal Appliance Mfg. Co.	USA	US$1	–	100	Trading and manufacture of floor care products
Ryobi Technologies Canada Inc.	Canada	C$600,000	–	100	Trading of electric power equipment products

Name of subsidiary	Place of incorporation/ operation	Issued and fully paid share capital	Proportion of nominal value of issued capital held by the Company		Principal activities
			Directly %	Indirectly %	
Ryobi Technologies GmbH	Germany	€500,000	100	-	Trading of electric power equipment products
Ryobi Technologies S.A.S.	France	€14,919,832	-	100	Trading of electric power equipment products
Ryobi Technologies (UK) Limited	United Kingdom	£4,000,000	-	100	Trading of electric power equipment products
Sang Tech Industries Limited	Hong Kong	HK$1,000,000	100	-	Manufacture of plastic parts
Santo Industries Limited	Hong Kong	HK$2,000,000	100	-	Manufacture of metallic parts
Solar Wide Industrial Limited	Hong Kong	HK$2,000,000	75.725	-	Manufacture of electronic products
Techpower Engineering Company Limited	Hong Kong	HK$2	100	-	Manufacture of components
Techtronic Appliances (Hong Kong) Limited	Hong Kong	HK$2	-	100	Trading and manufacture of floor care products
Techtronic Appliances International Ltd.	BVI	US$1	-	100	Investment holding
Techtronic Industries Australia Pty. Ltd.	Australia	A$5,500,000	100	-	Trading of electric power equipment products
Techtronic Industries (Dongguan) Co. Ltd.	PRC	US$12,500,000	-	100	Manufacture of power equipment products
Techtronic Industries N.Z. Ltd.	New Zealand	NZ$1,165,500	100	-	Trading of electric power equipment products
Techtronic Industries North America, Inc.	USA	US$10	98.4	1.6	Investment holding
Techtronic Industries (Taiwan) Co. Ltd.	Taiwan	NT$5,000,000	100	-	Provision of inspection services
TTI Investments (Dongguan) Company Limited	Hong Kong	HK$2	100	-	Investment holding
Vax Appliances (Australia) Pty. Ltd.	Australia	A$1,200,008	100	-	Assembly and distribution of floor care products
Vax Limited	United Kingdom	£33,000	100	-	Assembly, procurement and distribution of floor care products

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results or assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

None of the subsidiaries had any debt securities outstanding at the end of the year, or at any time during the year.

52. PARTICULARS OF ASSOCIATES

Particulars of the associates as at 31st December, 2006 are as follows:

Name of associate	Place of incorporation/ operation	Issued and fully paid share capital	Proportion of nominal value of issued capital held by the Company Directly %	Principal activities
Gimelli International (Holdings) Limited	The Cayman Islands	US$6,250	40.8	Investment holding
Precision Technology Industries Limited	Bermuda	US$12,000,000	25	Manufacture of power equipment products

53. US DOLLAR EQUIVALENTS

These are shown for reference only and have been arrived at based on the fixed exchange rate of HK$7.80 to US$1.00.

54. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current year's presentation of the financial statements.

3. MATERIAL CHANGES SINCE 31 DECEMBER 2006

The Board is not aware of any material changes in the financial or trading position or outlook of the Group since 31 December 2006, the date to which the latest published audited accounts of the Group were made up.

4. INDEBTEDNESS

At the close of business on 31 March 2007, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this Composite Document, the Group had outstanding bank overdrafts of approximately HK$334,417,000 and other unsecured bank borrowings of approximately HK$2,626,802,000. In addition, the Group also had outstanding at that date obligations under finance leases and hire purchase contracts of approximately HK$142,707,000, discounted bills with recourse of approximately HK$1,268,901,000, fixed interest rate notes of approximately HK$2,652,941,000 and convertible bonds in an aggregate amount of approximately HK$1,112,776,000. No guarantee was given to the Group in respect of credit facilities granted to the Group. Subsequent to 31 March 2007 but prior to the Latest Practicable Date, none of the convertible bonds mentioned above were converted into Shares.

At the close of business on 31 March 2007, the Group provided guarantees to banks in respect of bank facilities utilized by associates of approximately HK$32,128,000. Although the Group is engaged in a number of claims or matters involving litigation which remained outstanding as at 31 March 2007, as at such date, no member of the Group was engaged in any litigation or claims of material importance and there was no litigation or claim of material importance known to the Directors to be pending or threatened against any member of the Group.

Save as aforesaid, and apart from intra-group liabilities and normal trade payables, none of the companies in the Group had outstanding at the close of business on 31 March 2007 any mortgages, charges, debentures, or other loan capital or bank overdrafts, loans, debt securities or similar indebtedness, or any obligations under finance leases or hire purchase contracts or any guarantees or other material contingent liabilities.

Foreign currency amounts have been translated into Hong Kong dollars at the approximate exchange rates prevailing at the close of business on 31 March 2007.

As at the Latest Practicable Date, the Directors confirmed that there have been no material changes in the indebtedness and contingent liabilities of the Group subsequent to 31 March 2007.

1. RESPONSIBILITY

1.1 This Composite Document includes particulars given in compliance with the Code for the purpose of giving information with regard to the Offeror, the Group and the TTI Offers.

1.2 The Offeror Directors jointly and severally accept full responsibility for the accuracy of the information contained in this Composite Document, except in respect of information relating to the Group, and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this Composite Document (other than those in relation to the Group) have been arrived at after due and careful consideration and there are no other facts (other than information relating to the Group) not contained in this Composite Document, the omission of which would make any of the statements in this Composite Document misleading.

2. DISCLOSURE OF SHAREHOLDINGS AND DEALINGS IN TTI SHARES AND TTI SECURITIES

2.1 As at the Latest Practicable Date, the interests of the Offeror and its Concert Parties in TTI are set out below:

Name	Nature of Interests	Interests in TTI Shares	Approximate percentage of interests
Mr. Horst Julius Pudwill	Beneficial Owner	103,337,500	6.87%
	Interests of Spouse (Mrs. Barbara Pudwill)	760,000	0.05%
	Interests of controlled corporation, Sunning Inc. (100% owned by Mr. Horst Julius Pudwill)	185,584,764	12.33%
	Interests of controlled corporation, Cordless Industries Company Limited (70% owned by Mr. Horst Julius Pudwill)	25,952,521	1.72%

Name	Nature of Interests	Interests in TTI Shares	Approximate percentage of interests
Dr. Roy Chi Ping Chung JP	Beneficial Owner	126,405,948	8.40%
	Interests of Spouse (Ms. Li Oi King)	136,000	0.01%
	Interests of controlled corporation, Cordless Industries Company Limited (30% owned by Dr. Roy Chi Ping Chung JP)	11,122,509	0.74%
Mr. Stephan Horst Pudwill	Beneficial Owner	4,054,500	0.27%
Mr. Christopher Horst Pudwill	Beneficial Owner	280,000	0.02%
Total (Offeror and its Concert Parties)		457,633,742	30.41%

As at the Latest Practicable Date, the interests of the Offeror and its Concert Parties in TTI Options are set out below:

Name	Date on which TTI Options were granted	Outstanding unexercised TTI Options as at the Latest Practicable Date	Subscription price *HK$*	Exercise period
Mr. Horst Julius Pudwill	19 September 2003	560,000	8.685	19 September 2003 to 18 September 2008
	25 February 2004	400,000	12.170	25 February 2004 to 24 February 2009
Dr. Roy Chi Ping Chung JP	19 September 2003	560,000	8.685	19 September 2003 to 18 September 2008
	25 February 2004	400,000	12.170	25 February 2004 to 24 February 2009

Name	Date on which TTI Options were granted	Outstanding unexercised TTI Options as at the Latest Practicable Date	Subscription price *HK$*	Exercise period
Mr. Stephan Horst Pudwill	1 March 2004	100,000	12.525	1 March 2004 to 28 February 2009
Mr. Christopher Horst Pudwill	17 July 2003	20,000	7.625	17 July 2003 to 16 July 2008
	1 March 2004	20,000	12.525	1 March 2004 to 28 February 2009

Save as disclosed above:

(a) neither the Offeror, nor any of its Concert Parties, owned or controlled; and

(b) none of the Offeror Directors was beneficially interested in,

directly or indirectly, any TTI Shares, convertible securities, warrants, options or derivatives in respect of TTI Shares as at the Latest Practicable Date.

2.2 On 14 May 2007, (i) Mr. Horst Julius Pudwill exercised 25,728,000 TTI Options at the exercise price of HK$3.60 per TTI Share; and (ii) Dr. Roy Chi Ping Chung JP exercised 12,864,000 TTI Options at the exercise price of HK$3.60 per TTI Share.

Save as disclosed above:

(a) neither the Offeror, nor any of its Concert Parties; and

(b) none of the Offeror Directors (including their respective spouses, de facto spouse, children, parents, siblings, related trusts and companies controlled by any of them),

has dealt for value in any TTI Shares, convertible securities, warrants, options or derivatives in respect of TTI Shares during the Relevant Period.

2.3 As at the Latest Practicable Date, there were no persons who, prior to the posting of this Composite Document, have irrevocably committed themselves to accept or reject the TTI Offers.

2.4 As at the Latest Practicable Date, no arrangement of the kind referred to in Note 8 to Rule 22 of the Code has been entered into between the Offeror or any of its Concert Parties and any other persons.

2.5 As at the Latest Practicable Date, no arrangement, agreement or undertaking has been entered into by the Offeror, the Offeror Directors or any of its Concert Parties for the transfer, charge or pledge by any of them to any other person of any TTI Shares, convertible securities, warrants, options or derivatives in respect of TTI Shares acquired pursuant to the TTI Offers.

2.6 As at the Latest Practicable Date, no benefit has been, or will any benefit be given, to any director of TTI as compensation for loss of office or otherwise in connection with the TTI Offers (save as statutory compensation required under the appropriate laws).

2.7 As at the Latest Practicable Date, there is no agreement, arrangement or understanding (including any compensation arrangement) between the Offeror or any of its Concert Parties and any of the Directors or recent Directors, TTI Shareholders or recent TTI Shareholders having any connection with or dependence upon the TTI Offers.

2.8 As at the Latest Practicable Date, there were no agreements or arrangements to which the Offeror is a party, which relate to the circumstances in which the Offeror may or may not invoke or seek to invoke a condition to the TTI Offers and the consequences of its doing so, including details of any break fees payable as a result.

3. INFORMATION ON THE OFFEROR AND ITS CONCERT PARTIES

3.1 The Offeror is a company incorporated in the British Virgin Islands on 2 May 2007. The Offeror is an investment holding company established for the purpose of making the TTI Offers and has not conducted any business or acquired any assets. The directors of the Offeror are Mr. Horst Julius Pudwill and Dr. Roy Chi Ping Chung JP.

3.2 The registered office of the Offeror is situated at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, The British Virgin Islands. The correspondence address of the Offeror is situated at 24th Floor, CDW Building, 388 Castle Peak Road, Tsuen Wan, N.T., Hong Kong.

3.3 The principal members of the Concert Parties are Mr. Stephan Horst Pudwill, Mr. Christopher Pudwill, Mrs. Barbara Pudwill, Ms. Li Oi King of 24th Floor, CDW Bldg, 388 Castle Peak Road, Tsuen Wan, N.T., Hong Kong and Platinum, the financial adviser to the Offeror, whose registered address is 22/F, Standard Chartered Bank Building, 4 Des Voeux Road Central, Hong Kong.

4. EXPERT AND CONSENT

4.1 The following are the qualifications of Platinum whose letter is contained in this Composite Document:

Name	Qualification
Platinum	a licensed corporation to carry out Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the SFO

4.2 Platinum has given and has not withdrawn its written consent to the issue of this Composite Document with the inclusion in this Composite Document of its letter and references to its name in the form and context in which it is included.

5. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be made available for inspection on the website of TTI (www.irasia.com/listco/hk/techtronic) and the website of the SFC (www.sfc.hk) from the date of the despatch of this Composite Document until the end of the Offer Period up to and including the Closing Date:

(a) memorandum and articles of association of the Offeror;

(b) the letter dated 4 June 2007 from Platinum, the text of which is set out on pages 8 to 18 of this Composite Document;

(c) written consent from Platinum as referred to in paragraph 4.2 of this Appendix III; and

(d) the loan facility documents relating to the facility granted by HSBC and Citigroup to the Offeror.

1. RESPONSIBILITY

1.1 This Composite Document includes particulars given in compliance with the Code for the purpose of giving information with regard to the Offeror, the Group and the TTI Offers.

1.2 The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this Composite Document, except in respect of information relating to the Offeror and its Concert Parties, and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this Composite Document have been arrived at after due and careful consideration and there are no other facts (other than information relating to the Offeror and its Concert Parties) not contained in this Composite Document, the omission of which would make any of the statements in this Composite Document misleading.

2. SHARE CAPITAL

(a) TTI Shares

The authorised and issued share capital of TTI as at the Latest Practicable Date were as follows:

	HK$
Authorised:	
2,400,000,000 shares (shares of HK$0.10 each)	240,000,000
Issued:	
1,505,050,652 shares (shares of HK$0.10 each)	150,505,065

Save for the issue of (a) 1,235,000 new TTI Shares pursuant to the exercise of TTI Options by relevant eligible participants to the TTI Share Option Scheme during the period from 1 January 2007 to the Latest Practicable Date and (b) 38,592,000 new TTI Shares pursuant to the exercise of TTI Options by Mr. Horst Julius Pudwill and Dr. Roy Chi Ping Chung JP on 14 May 2007, no TTI Shares were issued since 31 December 2006 (the date to which the latest published audited consolidated financial statements of the Group were made up) and up to the Latest Practicable Date.

All the existing issued TTI Shares rank *pari passu* in all respects including all rights as to dividends, voting and interests in capital.

(b) TTI Securities

Save for the TTI Securities, TTI had no other outstanding convertible securities, warrants, options and derivatives in respect of TTI Shares as at the Latest Practicable Date.

(c) Listing

The TTI Shares are listed and traded on the Main Board of the Stock Exchange. The TTI Shares are not listed, or dealt in, on any other stock exchange, nor is any listing of or permission to deal in the TTI Shares being, or proposed to be sought, on any other stock exchange. The TTI ADRs are traded over the counter in US. The TTI Bonds are listed on the Stock Exchange.

3. MARKET PRICES

The table below sets out the closing prices of the TTI Shares quoted on the Stock Exchange on (a) the last trading day on which trading took place in each of the six calendar months immediately preceding the Last Trading Day; (b) 31 May 2007; (c) the Last Trading Day; and (d) the Latest Practicable Date:

	Closing price per TTI Share *HK$*
30 November 2006	10.42
29 December 2006	10.08
31 January 2007	12.00
28 February 2007	10.70
30 March 2007	9.42
30 April 2007	10.46
31 May 2007	11.00
Last Trading Day	10.88
Latest Practicable Date	11.88

During the Relevant Period, the highest closing price of TTI Shares as quoted on the Stock Exchange was HK$12.16 each on 12 February 2007, and the lowest closing price of the TTI Shares as quoted on the Stock Exchange was HK$9.15 each on 28 March 2007.

4. DISCLOSURE OF INTERESTS AND SHORT POSITIONS IN TTI SHARES, UNDERLYING TTI SHARES AND DEBENTURES OF DIRECTORS AND CHIEF EXECUTIVE OF TTI

As at the Latest Practicable Date, the interests or short positions of the Directors and chief executive of TTI in the TTI Shares, underlying TTI Shares pursuant to convertible securities, warrants, options or derivatives and debentures of TTI, and any shares, underlying shares and debentures of its associated corporations (within the meaning of Part XV of the SFO) which (i) were notified to TTI and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO), or (ii) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein, or (iii) were required, pursuant to the Model Code for Securities Transactions by Directors of Listed

Issuers as contained in the Listing Rules, to be notified to TTI and the Stock Exchange, were as follows:

Name of Directors	Capacity/Nature of interests	Interests in TTI Shares (other than pursuant to TTI Securities)[1]	Interests in underlying TTI Shares pursuant to equity derivatives[1]	Total interests in TTI Shares/ underlying TTI Shares	Approximate aggregate percentage of interests
Mr. Horst Julius Pudwill	Beneficial owner	103,337,500	960,000	327,717,294	21.77%
	Interests of spouse	760,000	-		
	Interests of controlled corporation	222,659,794[2]	-		
Dr. Roy Chi Ping Chung JP	Beneficial owner	126,405,948	960,000	164,576,978	10.93%
	Interests of spouse	136,000	-		
	Interests of controlled corporation	37,075,030[3]	-		
Mr. Kin Wah Chan	Beneficial owner	-	1,000,000	1,000,000	0.07%
Mr. Chi Chung Chan	Beneficial owner	-	3,000,000	3,000,000	0.20%
Mr. Stephan Horst Pudwill	Beneficial owner	4,054,500	100,000	4,154,500	0.28%
Mr. Vincent Ting Kau Cheung	Beneficial owner	1,920,000	-	1,920,000	0.13%
Mr. Joel Arthur Schleicher	Beneficial owner	100,000	300,000	460,000	0.03%
	Interests of spouse	-	60,000[1]		
Mr. Christopher Patrick Langley OBE	Beneficial owner	500,000	200,000	700,000	0.05%
Mr. Manfred Kuhlmann	Beneficial owner	-	100,000	100,000	0.01%

Notes:

(1) Interests in TTI Shares and underlying TTI Shares stated above represent long positions.

The interests of the Directors in the underlying TTI Shares pursuant to equity derivatives, which are held as beneficial owner, represent TTI Options granted to them pursuant to the TTI Share Option Scheme. These TTI Options are physically settled and unlisted, details of which are set out below:

Name of Directors	Date of grant	No. of underlying TTI Shares (in respect of TTI Options) held	Subscription price *(HK$)*	Exercise period	Approximate percentage of existing issued share capital of TTI
Mr. Horst Julius Pudwill	19.9.2003	560,000	8.685	19.9.2003 – 18.9.2008	0.06%
	25.2.2004	400,000	12.170	25.2.2004 – 24.2.2009	
Dr. Roy Chi Ping Chung JP	19.9.2003	560,000	8.685	19.9.2003 – 18.9.2008	0.06%
	25.2.2004	400,000	12.170	25.2.2004 – 24.2.2009	
Mr. Kin Wah Chan	1.3.2004	1,000,000	12.525	1.3.2004 – 28.2.2009	0.07%

Name of Directors	Date of grant	No. of underlying TTI Shares (in respect of TTI Options) held	Subscription price (HK$)	Exercise period	Approximate percentage of existing issued share capital of TTI
Mr. Chi Chung Chan	17.7.2003	1,000,000	7.625	17.7.2003 – 16.7.2008	0.20%
	19.9.2003	500,000	8.685	19.9.2003 – 18.9.2008	
	25.2.2004	1,000,000	12.170	25.2.2004 – 24.2.2009	
	1.3.2004	500,000	12.525	1.3.2004 – 28.2.2009	
Mr. Stephan Horst Pudwill	1.3.2004	100,000	12.525	1.3.2004 – 28.2.2009	0.01%
Mr. Joel Arthur Schleicher	17.7.2003	200,000	7.625	17.7.2003 – 16.7.2008	0.02%
	25.2.2004	100,000	12.170	25.2.2004 – 24.2.2009	
Mr. Christopher Patrick Langley OBE	17.7.2003	100,000	7.625	17.7.2003 – 16.7.2008	0.01%
	25.2.2004	100,000	12.170	25.2.2004 – 24.2.2009	
Mr. Manfred Kuhlmann	7.2.2005	100,000	17.750	7.2.2005 – 6.2.2010	0.01%

The interests of the spouse of Mr. Joel Arthur Schleicher in the underlying TTI Shares pursuant to listed equity derivatives represent an interest in 60,000 underlying TTI Shares held in the form of 12,000 TTI ADSs.

(2) These TTI Shares were held by the following companies in which Mr. Horst Julius Pudwill has a beneficial interest:

	No. of TTI Shares
Sunning Inc.	185,584,764
Cordless Industries Company Limited*	37,075,030
	222,659,794

(3) These shares were held by Cordless Industries Company Limited* in which Dr. Roy Chi Ping Chung JP has a beneficial interest.

* Cordless Industries Company Limited is owned as to 70% by Mr. Horst Julius Pudwill and as to 30% by Dr. Roy Chi Ping Chung JP.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or chief executive of TTI had any interests or short positions in any TTI Shares, underlying TTI Shares pursuant to convertible securities, warrants, options or derivatives or debentures of TTI, or any shares, underlying shares or debentures of its associated corporations (within the meaning of Part XV of the SFO) which (i) would have to be notified to TTI and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO), or (ii) were required pursuant to Section 352 of the SFO, to be entered in the register referred to therein, or (iii) were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers as contained in the Listing Rules to be notified to TTI and the Stock Exchange.

5. INTERESTS AND SHORT POSITIONS OF TTI SHAREHOLDERS DISCLOSEABLE UNDER THE SFO

As at the Latest Practicable Date, the following persons (excluding the Directors and chief executive of TTI and their respective controlled corporations whose interests have been disclosed in the paragraph 4 of this Appendix IV) had interests or short positions in the TTI Shares or underlying TTI Shares pursuant to convertible securities, warrants, options or derivatives which would fall to be disclosed to TTI under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by TTI under Section 336 of the SFO:

Name	Total interests in TTI Shares		Approximate aggregate percentage of interests	
	Long Positions	Short Positions	Long Positions	Short Positions
Capital Research and Management Company [1]	117,596,600	–	7.81%	–
Prudential plc [2]	117,661,500	–	7.82%	–
OZ Management, L.L.C. [3]	89,439,300	–	5.94%	–

Notes:

(1) The capacity of Capital Research and Management Company in holding the 117,596,600 TTI Shares was as investment manager. Its 100% controlling shareholder is The Capital Group Companies, Inc.

(2) The following is a breakdown of the interests in TTI Shares of Prudential plc:

Name	*Remarks*	Total interests in TTI Shares		Approximate percentage of interests
		Direct interests	Deemed interests	
Prudential plc	*(a)*	–	117,661,500	7.82%
Prudential Holdings Ltd	*(b)*	–	117,661,500	7.82%
Prudential Corporation Holdings Ltd	*(b)*	–	117,661,500	7.82%
Prudential Asset Management (Hong Kong) Ltd	*(b)*	117,661,500	–	7.82%

Remarks:

(a) The capacity of Prudential plc in holding the 117,661,500 TTI Shares was as controlled corporation. Prudential plc is listed on the London Stock Exchange.

(b) Prudential Holdings Ltd, Prudential Corporation Holdings Ltd and Prudential Asset Management (Hong Kong) Ltd were all direct or indirect subsidiaries of Prudential plc and by virtue of the SFO, Prudential plc was deemed to be interested in the TTI Shares held by these subsidiaries.

(3) The following is a breakdown of the interests in TTI Shares of OZ Management, L.L.C.:

Name	*Remarks*	**Total interests in TTI Shares** **Direct interests**	**Deemed interests**	**Approximate percentage of interests**
OZ Management, L.L.C.	*(a)*	–	89,439,300	5.94%
OZ Asia Master Fund, Ltd.	*(b)*	43,407,300	–	2.88%
OZ Master Fund, Ltd.	*(b)*	43,747,700	–	2.91%
Fleet Maritime, Inc.	*(b)*	670,700	–	0.04%
GPV LVII, Inc.	*(b)*	692,600	–	0.05%
Goldman Sachs & Co. Profit Sharing Master Trust	*(b)*	512,700	–	0.03%
OZ Global Special Investment Master Fund, LP.	*(b)*	408,300	–	0.03%

Remarks:

(a) The capacity of OZ Management, L.L.C. in holding the 89,439,300 TTI Shares was as investment manager.

(b) OZ Asia Master Fund, Ltd., OZ Master Fund, Ltd., Fleet Maritime, Inc., GPV LVII, Inc., Goldman Sachs & Co. Profit Sharing Master Trust and OZ Global Special Investment Master Fund, LP. were corporations or entities controlled directly by OZ Management, L.L.C. and by virtue of the SFO, OZ Management, L.L.C. was deemed to be interested in the TTI Shares held by these corporations or entities.

Save as disclosed in the paragraph 4 of this Appendix IV and as disclosed in this paragraph 5 of this Appendix IV, as at the Latest Practicable Date, none of the Directors or chief executive of TTI were aware of any other person who had an interest or short position in the TTI Shares and underlying TTI Shares pursuant to convertible securities, warrants, options or derivatives which would fall to be disclosed to TTI under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by TTI under Section 336 of the SFO.

6. INTERESTS

(i) Interests in TTI

As at the Latest Practicable Date,

(a) no person had an arrangement of the kind referred to in Note 8 to Rule 22 of the Code with TTI or with any person who is an associate of TTI by virtue of classes (1), (2), (3) and (4) of the definition of "associate" in the Code and therefore no such person owned or controlled any TTI Shares or TTI Securities;

(b) no subsidiary of TTI, nor any pension fund of the Group, owned or controlled any TTI Shares or TTI Securities;

(c) neither Rothschild nor any other advisers to TTI, as specified in class (2) of the definition of "associate" under the Code, owned or controlled any TTI Shares or TTI Securities; and

(d) save as disclosed in Appendix III and this Appendix IV, none of the Offeror and its Concert Parties owned, controlled or directed any TTI Shares or TTI Securities.

(ii) Interests in the Offeror

As at the Latest Practicable Date, Mr. Horst Julius Pudwill (the Chairman and Chief Executive Officer of TTI and an executive Director) owns 2 issued shares of US$1.00 each in the Offeror, and Dr. Roy Chi Ping Chung JP (the Vice Chairman of TTI and an executive Director) owns 1 issued share of US$1.00 in the Offeror, the aggregate of these shares represent the entire issued share capital of the Offeror. Save as disclosed above, none of the Directors, TTI, any members of the Group, any pension fund of the Group or any adviser to TTI own, control or direct any securities of the Offeror as at the Latest Practicable Date.

(iii) Other interests

As at the Latest Practicable Date,

(a) no fund manager connected with TTI had managed any TTI Shares or TTI Securities on a discretionary basis;

(b) no benefit (other than statutory compensation) would be given to any Director as compensation for loss of office or otherwise in connection with the TTI Offers;

(c) there was no agreement or arrangement between any Director and any other party which was conditional on or dependent upon the outcome of the TTI Offers or otherwise connected with the TTI Offers;

(d) no material contracts had been entered into by the Offeror in which any Director has any material personal interest; and

(e) none of the Directors had any commitment to accept or reject the TTI Offers.

7. DEALINGS IN SECURITIES

On 14 May 2007, Mr. Horst Julius Pudwill and Dr. Roy Chi Ping Chung JP had exercised the TTI Options granted to them respectively on 28 June 2002 under the TTI Share Option Scheme at the exercise price of HK$3.60 per TTI Share. As a result of the exercise of these TTI Options, Mr. Horst Julius Pudwill and Dr. Roy Chi Ping Chung JP each acquired 25,728,000 TTI Shares and 12,864,000 TTI Shares, respectively.

Save as disclosed above, none of the Offeror and its Concert Parties, the Offeror Directors and the Directors have dealt in TTI Shares and TTI Securities during the Relevant Period.

8. MATERIAL CONTRACTS

Save for the contracts mentioned below, none of TTI and any of the members of the Group has entered into any contract (not being contract in the ordinary course of business) which is or may be material within the period from two years immediately preceding 14 May 2007, the date of the Announcement and up to the Latest Practicable Date:

(a) the placing agreement dated 8 September 2005 entered into between Sunning Inc. ("Vendor") as vendor, TTI, Merrill Lynch Far East Limited ("Merrill Lynch"), HSBC (and together with Merrill Lynch, the "Joint Placing Agents"), CLSA Limited ("Co-placing Agent" and, together with the Joint Placing Agents, the "Placing Agents") relating to 96,000,000 TTI Shares pursuant to which the Placing Agents had agreed on a several basis, as agents of the Vendor, to procure purchasers for or failing which as principal to purchase a total of 96,000,000 TTI Shares owned by the Vendor, upon the terms and subject to the conditions set out therein. Details of the placing agreement had been publicly disclosed by TTI by way of an announcement dated 8 September 2005;

(b) the subscription agreement dated 8 September 2005 entered into between the Vendor and TTI relating to the issue by TTI, and the subscription by the Vendor, of 96,000,000 TTI Shares at the subscription price of HK$19.25 per TTI Share, upon the terms and subject to the conditions set out therein. Details of the subscription agreement has been publicly disclosed by TTI by way of an announcement dated 8 September 2005; and

(c) the conditional purchase and sale agreement dated 6 December 2006 (US Eastern Standard Time) made between The Hoover Company ("Hoover"), Maytag Corporation, Hoover Holdings Inc. and Maytag Holdings Inc. and TTI relating to the acquisition by TTI of (i) substantially all of the assets of Hoover, including all of the outstanding equity interests in each of Hoover General, LLC and Hoover Limited, LLC, (ii) all of the issued and outstanding shares of capital stock of Juver Industrial S.A. de C.V., and (iii) all of the issued and outstanding equity interests of Maytag China, LLC. The transaction was completed on 31 January 2007 (US Eastern Standard Time). Details of the conditional purchase and sale agreement had been publicly disclosed by TTI by way of an announcement dated 7 December 2006 and a circular to TTI Shareholders dated 21 December 2006.

9. EXPERT AND CONSENT

9.1 The following are the qualifications of Rothschild whose letter is contained in this Composite Document:

Name	Qualification
Rothschild	a licensed corporation to carry out Type 1 (dealing in securities), Type 4 (advising on securities) and Type 6 (advising on corporate finance) regulated activities under the SFO

9.2 Rothschild has given and has not withdrawn its written consent to the issue of this Composite Document with the inclusion in this Composite Document of its letter and references to its name in the form and context in which it is included.

9.3 The address of Rothschild is 16th Floor, Alexandra House, 18 Chater Road, Central, Hong Kong.

10. LITIGATION

As at the Latest Practicable Date, no member of the Group is engaged in any litigation or claims of material importance and there is no litigation or claim of material importance known to the Directors to be pending or threatened against any member of the Group.

11. SERVICE CONTRACTS

As at the Latest Practicable Date, there were no service contracts with TTI or any of its subsidiaries or associated companies in force for the Directors which:

(i) including both continuous and fixed term contracts, had been entered into or amended within six months before 14 May 2007, the date of the Announcement; or

(ii) were continuous contracts with a notice period of 12 months or more; or

(iii) which were fixed term contracts with more than 12 months to run irrespective of the notice period.

12. OTHERS

(a) The registered office of TTI is situated at 24th Floor, CDW Building, 388 Castle Peak Road, Tsuen Wan, New Territories, Hong Kong. The share registrar and transfer office of TTI is Secretaries Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong.

(b) The Company Secretary and Qualified Accountant of TTI is Mr. Frank Chi Chung Chan who is a fellow member of The Chartered Association of Certified Accountants and The Hong Kong Institute of Certified Public Accountants, an associate of the Taxation Institute of Hong Kong and qualified to practise as a Certified Public Accountant in Hong Kong.

(c) Mr. Vincent Ting Kau Cheung, the non-executive Director, is the senior consultant of the solicitors' firm of Vincent T.K. Cheung, Yap & Co., which has been retained as the legal advisers to TTI (as to Hong Kong law) in connection with the TTI Offers and the firm will receive normal professional fees in respect thereof.

(d) The English text of this circular shall prevail over the Chinese text in case of any inconsistency.

13. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be made available for inspection on the website of TTI (www.irasia.com/listco/hk/techtronic) and the website of the SFC (www.sfc.hk) from the date of the despatch of this Composite Document until the end of the Offer Period up to and including the Closing Date:

(a) the memorandum and articles of association of TTI;

(b) the annual reports of TTI for the two financial years ended 31 December 2005 and 31 December 2006 respectively;

(c) the letter dated 4 June 2007 from the Independent Board Committee, the text of which is set out on pages 23 to 24 of this Composite Document;

(d) the letter dated 4 June 2007 from Rothschild to the Independent Board Committee, the text of which is set out on pages 25 to 41 of this Composite Document;

(e) the written consent from Rothschild as referred to in paragraph 9.2 of this Appendix IV;

(f) the material contracts as referred to in paragraph 8 of this Appendix IV; and

(g) all the other documents in relation to the Offeror as referred to in paragraph 5 of Appendix III to this Composite Document.

(b) 創科實業之公司秘書及合資格會計師為陳志聰先生，彼為英國公認會計師公會及香港會計師公會資深會員以及香港稅務學會會員，並於香港獲得執業會計師資格。

(c) 非執行董事張定球先生為張葉司徒陳律師事務所之高級顧問，張葉司徒陳律師事務所獲聘為創科實業有關創科實業收購建議之香港法律顧問，該律師事務所將就此收取一般專業費用。

(d) 本通函之中英文版倘有歧異，概以英文版為準。

13. 備查文件

以下文件之副本由本綜合文件寄發日期起至收購建議期結束（包括截止日期在內）止期間的任何時間，於創科實業之網站(www.irasia.com/listco/hk/techtronic)及證監會網站(www.sfc.hk)可供查閱：

(a) 創科實業之公司組織章程大綱及細則；

(b) 創科實業分別截至二零零五年十二月三十一日止及二零零六年十二月三十一日止的兩個財政年度之年報；

(c) 日期為二零零七年六月四日獨立董事委員會函件，其全文載於本綜合文件第23至24頁；

(d) 日期為二零零七年六月四日之洛希爾致獨立董事委員會函件，其全文載於本綜合文件第25至41頁；

(e) 本附錄四第9.2段所述之洛希爾之同意書；

(f) 本附錄四第8段所述之重大合約；及

(g) 本綜合文件附錄三第5段所述有關收購人之所有其他文件。

9. 專業人士及同意書

9.1 以下為其函件載於本綜合文件內之洛希爾之資格：

名稱	專業資格
洛希爾	根據證券及期貨條例可從事第一類(證券交易)、第四類(就證券提供意見)及第六類(就機構融資提供意見)受規管業務之持牌法團

9.2 洛希爾已就本綜合文件之刊行發出同意書，同意按刊行之形式及涵義在本綜合文件內轉載其函件並引述其名稱，且迄今並無撤回同意書。

9.3 洛希爾之地址為香港中環遮打道18號歷山大廈16樓。

10. 訴訟

於最後實際可行日期，本集團概無成員公司牽涉任何重大訴訟或索償，且據董事所知，本集團亦概無成員公司有任何尚未了結或受到威脅之重大訴訟或索償。

11. 服務合約

於最後實際可行日期，各董事概無與創科實業或其任何附屬公司或聯營公司訂立具下列特點之服務合約：

(i) 於二零零七年五月十四日(公告日期)前六個月內訂立或修訂(包括持續及固定年期合約)；或

(ii) 通知期為12個月或以上之持續合約；或

(iii) 年期為12個月以上(不論通知期為何)之固定年期合約。

12. 其他

(a) 創科實業之註冊地址位於香港新界荃灣青山道388號中國染廠大廈24樓。創科實業之股份過戶登記處為秘書商業服務有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。

8. 重大合約

除下文提述之合約外，創科實業及本集團任何成員公司概無訂立任何於緊接二零零七年五月十四日(即公告日期)前兩年直至最後實際可行日期止屬或可能屬重大之合約(並非日常業務過程中訂立者)：

(a) Sunning Inc.作為賣方(「賣方」)與創科實業、美林遠東有限公司(「美林」)、滙豐銀行(連同美林統稱為「聯席主配售代理」)、里昂證券有限公司(「副配售代理」，連同聯席主配售代理統稱為「配售代理」)於二零零五年九月八日就96,000,000股創科實業股份訂立配售協議，據此，根據配售協議所載條款及受其條件所限下，配售代理已各別同意作為賣方之代理促使買家或倘未能如此，則作為委託人認購由賣方擁有之合共96,000,000股創科實業股份。此配售協議之詳情已由創科實業透過日期為二零零五年九月八日之公告而公開披露；

(b) 由賣方及創科實業於二零零五年九月八日訂立之認購協議，據此，根據認購協議所載條款及受其條件所限下，由創科實業發行而由賣方認購96,000,000股創科實業股份，認購價為每股創科實業股份19.25港元。此認購協議之詳情已由創科實業透過日期為二零零五年九月八日之公告而公開披露；及

(c) Hoover Company(「Hoover」)、Maytag Corporation、Hoover Holdings Inc.及Maytag Holdings Inc. 與創科實業就創科實業收購(i) Hoover絕大部分資產，包括Hoover General, LLC及Hoover Limited, LLC各自全部仍然存有的股權，(ii) Juver Industrial S.A. de C.V全部仍然存有的股份，及(iii) Maytag China, LLC 全部已發行及仍然存有的股權而於二零零六年十二月六日(美國東部標準時間)訂立之有條件買賣協議。該項交易於二零零七年一月三十一日(美國東部標準時間)完成。此有條件買賣協議之詳情已由創科實業透過日期為二零零六年十二月七日之公告及日期為二零零六年十二月二十一日致創科實業股東之通函而公開披露。

(ii) 於收購人之權益

於最後實際可行日期，Horst Julius Pudwill先生(創科實業之主席兼行政總裁及執行董事)擁有2股每股面值1.00美元之收購人已發行股份，而鍾志平博士太平紳士(創科實業之副主席及執行董事)則擁有1股面值1.00美元之收購人已發行股份，該等股份合共佔收購人的全部已發行股份。除上文所披露者外，於最後實際可行日期，董事、創科實業、本集團任何成員公司、本集團任何退休基金或創科實業任何顧問概無擁有、控制或管理收購人之任何證券。

(iii) 其他權益

於最後實際可行日期，

(a) 概無與創科實業有關連之基金經理曾全權管理任何創科實業股份或創科實業證券；

(b) 概無授予任何董事作為離職賠償或其他方面(法定賠償除外)或有關創科實業收購建議之利益；

(c) 董事與任何其他人士之間概無訂立以創科實業收購建議結果為條件或依賴其結果或與創科實業收購建議有關連之協議或安排；

(d) 收購人概無訂立任何董事於當中擁有重大個人權益之重大合約；及

(e) 概無董事承諾接納或拒絕創科實業收購建議 。

7. 證券交易

於二零零七年五月十四日，Horst Julius Pudwill先生及鍾志平博士太平紳士分別以每股創科實業股份3.60港元之行使價行使根據創科實業優先認股權計劃而於二零零二年六月二十八日授予彼等之創科實業認股權。由於行使該等創科實業認股權，Horst Julius Pudwill先生及鍾志平博士太平紳士分別購入25,728,000 股創科實業股份及12,864,000 股創科實業股份。

除上文所披露者外，概無收購人或其一致行動人士、收購人董事及董事於有關期間曾買賣創科實業股份或創科實業證券。

(3) 以下為OZ Management, L.L.C. 於創科實業股份之權益及淡倉之詳情：

名稱	備註	於創科實業股份之總權益 直接權益	視為擁有之權益	佔權益概約百分比
OZ Management, L.L.C.	*(a)*	–	89,439,300	5.94%
OZ Asia Master Fund, Ltd.	*(b)*	43,407,300	–	2.88%
OZ Master Fund, Ltd.	*(b)*	43,747,700	–	2.91%
Fleet Maritime, Inc.	*(b)*	670,700	–	0.04%
GPV LVII, Inc.	*(b)*	692,600	–	0.05%
Goldman Sachs & Co. Profit Sharing Master Trust	*(b)*	512,700	–	0.03%
OZ Global Special Investment Master Fund, LP.	*(b)*	408,300	–	0.03%

備註：

(a) OZ Management, L.L.C.以投資經理身份持有89,439,300股創科實業股份。

(b) OZ Asia Master Fund, Ltd.、OZ Master Fund, Ltd. 、Fleet Maritime, Inc.、GPV LVII, Inc. 、Goldman Sachs & Co. Profit Sharing Master Trust及 OZ Global Special Investment Master Fund, LP.均為OZ Management, L.L.C.直接控制之公司或實體，故根據證券及期貨條例OZ Management, L.L.C.被視為於該等公司或實體所持之創科實業股份中擁有權益。

除於本附錄四第4段及本附錄四第5段所披露者外，於最後實際可行日期，概無創科實業之董事及行政總裁知悉任何其他人士於創科實業股份或根據可換股證券、認股權證、認股權或衍生工具於相關創科實業股份中，擁有須根據證券及期貨條例第XV部第2及3分部須向創科實業，或根據證券及期貨條例第336條須記入由創科實業保存之登記冊中之權益或淡倉。

6. 權益

(i) 於創科實業之權益

於最後實際可行日期，

(a) 概無任何人士與創科實業或屬於守則內「聯繫人士」釋義中第(1)、(2)、(3) 及(4)類別之任何人士訂有守則第22條附註8所述類別之安排，因此，該等人士概無擁有或控制任何創科實業股份或創科實業證券；

(b) 創科實業之附屬公司或本集團任何退休基金概無擁有或控制任何創科實業股份或創科實業證券；

(c) 洛希爾或創科實業之任何其他顧問（守則內「聯繫人士」釋義中第 (2) 類所述者）概無擁有或控制任何創科實業股份或創科實業證券；及

(d) 除於附錄三及附錄四所披露者外，收購人及其一致行動人士概無擁有、控制或管理任何創科實業股份或創科實業證券。

5. 根據證券及期貨條例須予披露之創科實業股東之權益及淡倉

於最後實際可行日期，以下人士(不包括創科實業之董事及行政總裁及彼等各自之受控制法團(其權益於本附錄四第4段披露))於創科實業股份或根據可換股證券、認股權證、認股權或債券於相關創科實業股份中擁有根據證券及期貨條例第XV部第2及3分部須向創科實業披露或根據證券及期貨條例第336條須記入由創科實業保存之登記冊中之權益或淡倉：

姓名	於創科實業股份之總權益		佔權益之概約合共百分比	
	好倉	淡倉	好倉	淡倉
Capital Research and Management Company[(1)]	117,596,600	–	7.81%	–
Prudential plc[(2)]	117,661,500	–	7.82%	–
OZ Management, L.L.C.[(3)]	89,439,300	–	5.94%	–

附註：

(1) Capital Research and Management Company以投資經理身份持有117,596,600股創科實業股份。擁有其100%權益之控股股東為The Capital Group Companies, Inc.。

(2) 以下為Prudential plc於創科實業股份之權益詳情：

名稱	備註	於創科實業股份之總權益		權益概約百分比
		直接權益	視為擁有之權益	
Prudential plc	*(a)*	–	117,661,500	7.82%
Prudential Holdings Ltd	*(b)*	–	117,661,500	7.82%
Prudential Corporation Holdings Ltd	*(b)*	–	117,661,500	7.82%
Prudential Asset Management (Hong Kong) Ltd	*(b)*	117,661,500	–	7.82%

備註：

(a) Prudential plc以受控制法團身份持有117,661,500股創科實業股份。Prudential plc於倫敦證券交易所上市。

(b) Prudential Holdings Ltd、Prudential Corporation Holdings Ltd及 Prudential Asset Management (Hong Kong) Ltd均為Prudential plc之直接或間接附屬公司，故根據證券及期貨條例Prudential plc被視為於該等公司所持之創科實業股份中擁有權益。

董事姓名	授出日期	所持創科實業相關股份（就創科實業認股權而言）數目	認購價（港元）	行使期	佔創科實業現有已發行股本之概約百分比
陳志聰先生	17.7.2003	1,000,000	7.625	17.7.2003 - 16.7.2008	0.20%
	19.9.2003	500,000	8.685	19.9.2003 - 18.9.2008	
	25.2.2004	1,000,000	12.170	25.2.2004 - 24.2.2009	
	1.3.2004	500,000	12.525	1.3.2004 - 28.2.2009	
Stephan Horst Pudwill先生	1.3.2004	100,000	12.525	1.3.2004 - 28.2.2009	0.01%
Joel Arthur Schleicher先生	17.7.2003	200,000	7.625	17.7.2003 - 16.7.2008	0.02%
	25.2.2004	100,000	12.170	25.2.2004 - 24.2.2009	
Christopher Patrick Langley 先生OBE	17.7.2003	100,000	7.625	17.7.2003 - 16.7.2008	0.01%
	25.2.2004	100,000	12.170	25.2.2004 - 24.2.2009	
Manfred Kuhlmann先生	7.2.2005	100,000	17.750	7.2.2005 - 6.2.2010	0.01%

Joel Arthur Schleicher先生之配偶於依據上市股本衍生工具於相關創科實業股份之權益屬於60,000股相關創科實業股份（以12,000份創科實業美國預託證券形式持有）之權益。

(2) 此等創科實業股份由下列Horst Julius Pudwill先生於其中擁有實益權益的公司持有：

	創科實業股份數目
Sunning Inc.	185,584,764
Cordless Industries Company Limited*	37,075,030
	222,659,794

(3) 此等股份由鍾志平博士太平紳士擁有實益權益的Cordless Industries Company Limited*持有。

* Cordless Industries Company Limited由Horst Julius Pudwill先生擁有70%權益及由鍾志平博士太平紳士擁有30%權益。

除上文所披露者外，於最後實際可行日期，概無創科實業之董事或行政總裁於任何創科實業股份，或根據創科實業可換股證券、認股權證、認股權、衍生工具或債券於創科實業相關股份，或其相聯法團（定義見證券及期貨條例第XV部）之任何股份、相關股份或債券中，擁有(i)根據證券及期貨條例第XV部第7及8分部須知會創科實業及聯交所之任何權益或淡倉（包括根據證券及期貨條例有關規定被視作或當作擁有之權益或淡倉）；或(ii)根據證券及期貨條例第352條須列入該條所述登記冊之任何權益或淡倉；或(iii)根據上市規則所載上市發行人董事進行證券交易的標準守則須知會創科實業及聯交所之任何權益或淡倉。

據上市規則所載上市發行人董事進行證券交易的標準守則須知會創科實業及聯交所之任何權益或淡倉如下：

董事名稱	身份／權益性質	於創科實業股份之權益（不包括依據創科實業證券者）[1]	依據股本衍生工具於相關創科實業股份之之權益[1]	於創科實業股份／相關創科實業股份之權益總額	合計權益概約百分比
Horst Julius Pudwill先生	實益擁有人	103,337,500	960,000	327,717,294	21.77%
	配偶權益	760,000	–		
	於受控制法團之權益	222,659,794[2]	–		
鍾志平博士 *太平紳士*	實益擁有人	126,405,948	960,000	164,576,978	10.93%
	配偶權益	136,000	–		
	於受控制法團之權益	37,075,030[3]	–		
陳建華先生	實益擁有人	–	1,000,000	1,000,000	0.07%
陳志聰先生	實益擁有人	–	3,000,000	3,000,000	0.20%
Stephan Horst Pudwill先生	實益擁有人	4,054,500	100,000	4,154,500	0.28%
張定球先生	實益擁有人	1,920,000	–	1,920,000	0.13%
Joel Arthur Schleicher先生	實益擁有人	100,000	300,000	460,000	0.03%
	配偶權益	–	60,000[1]		
Christopher Patrick Langley 先生，*OBE*	實益擁有人	500,000	200,000	700,000	0.05%
Manfred Kuhlmann先生	實益擁有人	–	100,000	100,000	0.01%

附註：

(1) 上述於創科實業股份以及相關創科實業股份之權益屬好倉。

董事依據股本衍生工具於相關創科實業股份之權益（以實益擁有人身份持有）為彼等根據創科實業股份優先認股權計劃獲授予之創科實業認股權。此等創科實業認股權為實物交收及並無上市，其詳情載列如下：

董事姓名	授出日期	所持創科實業相關股份（就創科實業認股權而言）數目	認購價 *（港元）*	行使期	佔創科實業現有已發行股本之概約百分比
Horst Julius Pudwill先生	19.9.2003	560,000	8.685	19.9.2003 - 18.9.2008	0.06%
	25.2.2004	400,000	12.170	25.2.2004 - 24.2.2009	
鍾志平博士 太平紳士	19.9.2003	560,000	8.685	19.9.2003 - 18.9.2008	0.06%
	25.2.2004	400,000	12.170	25.2.2004 - 24.2.2009	
陳建華先生	1.3.2004	1,000,000	12.525	1.3.2004 - 28.2.2009	0.07%

(c) 上市

創科實業股份於聯交所主板上市及買賣。創科實業股份並未於任何其他證券交易所上市或買賣，亦無尋求或擬尋求於任何其他證券交易所批准上市或買賣。創科實業美國預託證券收據於美國在場外進行買賣。創科實業債券在聯交所上市。

3. 市價

下表載列創科實業股份於(a)緊接最後交易日前六個曆月中每個曆月進行交易之最後交易之日；(b)二零零七年五月三十一日；(c)最後實際可行日期在聯交所所報之收市價；及(d)最後實際日期：

	每股創科實業股份收市價 *港元*
二零零六年十一月三十日	10.42
二零零六年十二月二十九日	10.08
二零零七年一月三十一日	12.00
二零零七年二月二十八日	10.70
二零零七年三月三十日	9.42
二零零七年四月三十日	10.46
二零零七年五月三十一日	11.00
最後交易日	10.88
最後實際可行日期	11.88

於有關期間，創科實業股份在聯交所所報之最高收市價為二零零七年二月十二日之每股12.16港元，而創科實業股份在聯交所所報之最低收市價為二零零七年三月二十八日之每股9.15港元。

4. 創科實業董事及行政總裁於創科實業股份、相關創科實業股份及債券之權益及淡倉披露

於最後實際可行日期，創科實業之董事及行政總裁於創科實業股份、或根據創科實業可換股證券、認股權證、認股權、衍生工具及債券於相關創科實業股份及其相聯法團(定義見證券及期貨條例第XV部)之任何股份、相關股份及債券中，擁有(i)根據證券及期貨條例第XV部第7及8分部須知會創科實業及聯交所之任何權益或淡倉(包括根據證券及期貨條例有關規定被視作或當作擁有之權益或淡倉)；或(ii)根據證券及期貨條例第352條須列入該條所述登記冊之任何權益或淡倉；或(iii)根

1. 責任

1.1 本綜合文件載列遵照守則而提供有關收購人、本集團及創科實業收購建議之資料。

1.2 董事共同及各別對本綜合文件所載資料(與收購人及其一致行動人士有關之資料除外)之準確性承擔全部責任,並經作出所有合理查詢後確認,盡彼等所知,在本綜合文件所表達之意見乃經過深思熟慮後作出,而本綜合文件概無遺漏任何其他事實(與收購人及其一致行動人士有關之資料除外),致使在本綜合文件中作出之任何聲明有所誤導。

2. 股本

(a) 創科實業股份

於最後實際可行日期,創科實業之法定及已發行股本:

	港元
法定:	
2,400,000,000股(每股面值0.10港元之股份)	240,000,000
已發行:	
1,505,050,652股(每股面值0.10港元之股份)	150,505,065

除(a)由創科實業股份優先認股權計劃之有關合資格參與者由二零零七年一月一日至最後實際可行日期期間因行使創科實業認股權而發行1,235,000股新創科實業股份及(b)Horst Julius Pudwill先生及鍾志平博士太平紳士於二零零七年五月十四日因行使創科實業認股權而發行38,592,000股新創科實業股份外,自二零零六年十二月三十一日(即本集團最近期刊發之經審核綜合財務報表之編製日期)至最後實際可行日期止,概無發行任何創科實業股份。

所有現有的已發行創科實業股份於各方面均享有同等地位,包括有關股息、投票及股本權益之所有權利。

(b) 創科實業證券

於最後實際可行日期,除創科實業證券外,創科實業並無其他有關創科實業股份之尚未行使可換股證券、認股權證、認股權及衍生工具。

4. 專業人士及同意書

4.1 以下是百德能(其函件載於本綜合文件)之資格：

名稱	**資格**
百德能	根據證券及期貨條例獲發牌可從事第一類(證券交易)及第六類(就機構融資提供意見)受規管業務之持牌法團

4.2 百德能已就刊發本綜合文件發出書面同意書，表示同意在本綜合文件內以現時之形式及內容刊載其函件及引述其名稱，且迄今並無撤回其書面同意書。

5. 備查文件

下列文件之副本於本綜合文件寄出日期起至收購建議期結束(直至及包括截止日期)止，於創科實業網站(www.irasia.com/listco/hk/techtronic)及證監會網址(www.sfc.hk)可供查閱：

(a) 收購人之組織章程細則；

(b) 百德能日期為二零零七年六月四日之函件，全文載列於本綜合文件第8至18頁；

(c) 本附錄三第4.2段所指之百德能之書面同意書；及

(d) 有關由滙豐及花旗授予收購人之信貸之信貸文件。

2.4 於最後實際可行日期，收購人或其任何一致行動人士概無與任何其他人士訂立屬守則第22條附註8所述類別的安排。

2.5 於最後實際可行日期，收購人、收購人董事或其任何一致行動人士概無訂立任何安排、協議或承諾，藉以向任何其他人士轉讓、質押或抵押任何創科實業股份、根據創科實業收購建議購入之任何創科實業股份所涉及的可換股證券、認股權證、認股權或衍生工具。

2.6 於最後實際可行日期，並無亦不會給予任何創科實業董事任何利益，作為其失去職位或另行與創科實業收購建議其他相關損失之補償(適用法律所規定的法定賠償除外)。

2.7 於最後實際可行日期，收購人或其任何一致行動人士與任何董事或近期之董事、創科實業股東或近期之創科實業股東概無訂立關於創科實業收購建議或取決於創科實業收購建議之協議、安排或諒解(包括任何賠償安排)。

2.8 於最後實際可行日期，於收購人所參與之協議或安排中概無有關收購人可能會或不會在創科實業收購建議中加入或尋求加入一項條件(包括因此而引致之結果，例如就此而須支付任何解約費)之情況。

3. 收購人及其一致行動人士之資料

3.1 收購人為一間於二零零七年五月二日在英屬處女群島註冊成立之公司。收購人乃一間為提出創科實業收購建議而成立之投資控股公司，並無進行任何業務或收購任何資產。收購人之董事為Horst Julius Pudwill先生及鍾志平博士太平紳士。

3.2 收購人之註冊辦事處位於P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, The British Virgin Islands。收購人在香港之通訊地址位於香港新界荃灣青山道388號中國染廠大廈24樓。

3.3 一致行動人士之主要成員為Stephan Horst Pudwill先生、Christopher Pudwill先生、Barbara Pudwill女士、李愛琼女士(其地址為香港新界荃灣青山道388號中國染廠大廈24樓)及百德能，收購人之財務顧問(其註冊地址為香港德輔道中4號渣打銀行大廈22樓)。

名稱	創科實業認股權之授出日期	於最後實際可行日期已發行但尚未行使之創科實業認股權	認購價	行使期
			港元	
Stephan Horst Pudwill先生	二零零四年三月一日	100,000	12.525	二零零四年三月一日至二零零九年二月二十八日
Christopher Horst Pudwill先生	二零零三年七月十七日	20,000	7.625	二零零三年七月十七日至二零零八年七月十六日
	二零零四年三月一日	20,000	12.525	二零零四年三月一日至二零零九年二月二十八日

除上文所披露者外，於最後實際可行日期：

(a) 收購人或其任何一致行動人士概無擁有或控制；及

(b) 收購人概無實益擁有，

(不論直接或間接)任何創科實業股份、有關創科實業股份之可換股證券、認股權證、認股權或衍生工具。

2.2 於二零零七年五月十四日，(i)Horst Julius Pudwill先生以每股創科實業股份3.60港元之行使價行使 25,728,000份創科實業認股權；及(ii)鍾志平博士太平紳士以每股創科實業股份3.60港元之行使價行使12,864,000份創科實業認股權。

除上文所披露者外，於有關期間：

(a) 收購人或其任何一致行動人士概無；及

(b) 收購人董事(包括彼等自各之配偶、同居配偶、子女、父母、兄弟姊妹、關連信託及由任何彼等控制之公司)概無，

於有關期間買賣創科實業股份、有關創科實業股份之可換股證券、認股權證、認股權或衍生工具以換取價值。

2.3 於最後實際可行日期，概無任何人士於本綜合文件刊發前已不可撤回地承諾接受或拒絕創科實業收購建議。

名稱	權益性質	於創科實業股份之權益	權益概約百分比
鍾志平博士太平紳士	實益擁有人	126,405,948	8.40%
	配偶權益（李愛琼女士）	136,000	0.01%
	於受控制法團Cordless Industries Company Limited（鍾志平博士太平紳士擁有其30%權益）之權益	11,122,509	0.74%
Stephan Horst Pudwill先生	實益擁有人	4,054,500	0.27%
Christopher Horst Pudwill先生	實益擁有人	280,000	0.02%
小計（收購人與其一致行動人士）		457,633,742	30.41%

於最後實際可行日期，收購人與其一致行動人士於創科實業認股權之權益載列如下：

名稱	創科實業認股權之授出日期	於最後實際可行日期已發行但尚未行使之創科實業認股權	認購價 港元	行使期
Horst Julius Pudwill先生	二零零三年九月十九日	560,000	8.685	二零零三年九月十九日至二零零八年九月十八日
	二零零四年二月二十五日	400,000	12.170	二零零四年二月二十五日至二零零九年二月二十四日
鍾志平博士太平紳士	二零零三年九月十九日	560,000	8.685	二零零三年九月十九日至二零零八年九月十八日
	二零零四年二月二十五日	400,000	12.170	二零零四年二月二十五日至二零零九年二月二十四日

1. 責任

1.1 本綜合文件遵照守則載列提供有關收購人、本集團及創科實業收購建議之資料。

1.2 收購人董事共同及各別對本綜合文件所載資料(與本集團有關之資料除外)之準確性承擔全部責任，並經作出所有合理查詢後確認，盡彼等所知，在本綜合文件所表達之意見(不包括與本集團有關之意見)乃經過深思熟慮後作出，而本綜合文件概無遺漏任何其他事實(與本集團有關之資料除外)，致使在本綜合文件中作出之任何聲明有所誤導。

2. 披露創科實業股份及創科實業證券之股權及買賣

2.1 於最後實際可行日期，收購人與其一致行動人士於創科實業之權益載列如下：

名稱	權益性質	於創科實業股份之權益	權益概約百分比
Horst Julius Pudwill先生	實益擁有人	103,337,500	6.87%
	配偶權益(Barbara Pudwill女士)	760,000	0.05%
	於受控制法團Sunning Inc.(Horst Julius Pudwill先生擁有其100%權益)之權益	185,584,764	12.33%
	於受控制法團Cordless Industries Company Limited(Horst Julius Pudwill先生擁有其70%權益)之權益	25,952,521	1.72%

3. 自二零零六年十二月三十一日以來之重大變動

就董事會所知，自二零零六年十二月三十一日(本集團最近刊發之經審核賬目之編製日期)以來，本集團之財務或經營狀況或前景並無任何重大變動。

4. 負債

於二零零七年三月三十一日(即本綜合文件付印前就本債務聲明而言之最後實際可行日期)辦公時間完結時，本集團尚有未償還銀行透支約334,417,000港元及其他無抵押銀行借貸約2,626,802,000港元。此外，本集團於該日亦尚有未履行之融資租約及租購合約承擔約142,707,000港元、具追索權之貼現票據約1,268,901,000港元、定息票據約2,652,941,000港元及可換股債券合共約1,112,776,000港元。並無就本集團獲授之信貸融資向本集團提供擔保。於二零零七年三月三十一日起至最後實際可行日期前之期間，並無上述可換股債券被兌換為股份。

於二零零七年三月三十一日辦公時間完結時，本集團就多間聯營公司獲得之銀行融資而向多家銀行提供約32,128,000港元之擔保。儘管於二零零七年三月三十一日本集團仍牽涉數項尚未完結之索償或訴訟事件，於該日期，本集團成員公司概無涉及任何重大訴訟或索償，而就董事所知，本集團成員公司亦無面臨任何尚未了結或受到威脅之重大訴訟或索償。

除前述者及集團內公司間之負債與一般採購賬款外，於二零零七年三月三十一日辦公時間完結時，本集團屬下公司概無任何未償還之按揭、抵押、債券或其他借貸資本或銀行透支、貸款、債務證券或類似債務、或任何融資租約或租購合約之承擔或任何擔保或其他重大或然負債。

外幣款額乃按於二零零七年三月三十一日辦公時間完結時之概約匯率折算為港元。

董事已確認，本集團之債項及或然負債自二零零七年三月三十一日以來並無重大變動。

52. 聯營公司詳情

於二零零六年十二月三十一日聯營公司之詳情如下：

聯營公司名稱	註冊成立／營業地點	已發行及繳足股本	本公司所持有已發行股本面值之比率 直接 %	主要業務
Gimelli International (Holdings) Limited	開曼群島	6,250美元	40.8	投資控股
Precision Technology Industries Limited	百慕達	12,000,000美元	25	製造電動工具產品

53. 美元等同金額

所示美元款額僅供參考，以7.80港元兑1.00美元之固定匯率計算。

54. 比較數字

若干比較數字已重新歸類以符合本年度財務報表之列賬形式。

附屬公司名稱	註冊成立／營業地點	已發行及繳足股本	本公司所持有已發行股本面值之比率 直接 %	間接 %	主要業務
Ryobi Technologies GmbH	德國	500,000歐羅	100	–	經銷電動工具產品
Ryobi Technologies S.A.S.	法國	14,919,832歐羅	–	100	經銷電動工具產品
Ryobi Technologies (UK) Limited	英國	4,000,000英鎊	–	100	經銷電動工具產品
創德實業有限公司	香港	1,000,000港元	100	–	製造塑膠零件
Santo Industries Limited	香港	2,000,000港元	100	–	製造金屬零件
朗廣實業有限公司	香港	2,000,000港元	75.725	–	製造電子產品
Techpower Engineering Company Limited	香港	2港元	100	–	製造部件
創科電業製品(香港)有限公司	香港	2港元	–	100	經銷及製造地板護理產品
Techtronic Appliances International Ltd	英屬處女群島	1美元	–	100	投資控股
Techtronic Industries Australia Pty. Ltd.	澳洲	5,500,000澳元	100	–	經銷電動工具產品
東莞創機電業制品有限公司	中國	12,500,000美元	–	100	製造電動工具產品
Techtronic Industries N.Z. Ltd.	紐西蘭	1,165,500紐元	100	–	經銷電動工具產品
Techtronic Industries North America, Inc.	美國	10美元	98.4	1.6	投資控股
Techtronic Industries (Taiwan) Co. Ltd.	台灣	5,000,000新台幣	100	–	提供檢查服務
TTI Investments (Dongguan) Company Limited	香港	2港元	100	–	投資控股
Vax Appliances (Australia) Pty. Ltd.	澳洲	1,200,008澳元	100	–	裝配及分銷地板護理產品
Vax Limited	英國	33,000英鎊	100	–	裝配、採購及分銷地板護理產品

依董事會之意見，上表列舉者主要為影響本集團業績或資產之附屬公司。董事會認為列出其他附屬公司之詳情會令篇幅過於冗長。

於本年度結算日或年內任何時間，附屬公司概無任何發行在外之債務證券。

51. 主要附屬公司詳情

於二零零六年十二月三十一日，本公司之主要附屬公司詳情如下：

附屬公司名稱	註冊成立／營業地點	已發行及繳足股本	本公司所持有已發行股本面值之比率 直接 %	間接 %	主要業務
A&M Electric Tools GmbH	德國	20,451,675歐羅	–	100	經銷及製造電動工具產品
Digiwireless Limited	香港	2港元	100	–	投資控股
DreBo Werkzeugfabrik GmbH	德國	1,000,000歐羅	–	100	經銷及製造電動工具產品
東莞厚街鴻亮機電設備有限公司	中國	17,700,000美元	–	100	製造戶外園藝電動工具
Homelite Asia Ltd.	英屬處女群島	1美元	–	100	投資控股
Homelite Consumer Products, Inc.	美國	10美元	–	100	經銷戶外園藝電動工具產品
鴻亮遠東有限公司	香港	2港元	100	–	經銷戶外園藝電動工具產品
Homelite Technologies Ltd.	百慕達	12,000美元	100	–	投資控股
MacEwen Property Co. Inc.	美國	100美元	100	–	持有物業
Marco Polo Industries & Merchandising Company Limited	香港	100,000港元	100	–	經銷家庭電子及電器產品
Milwaukee Electric Tool Corporation	美國	50,000,000美元	–	100	經銷及製造電動工具產品
One World Technologies, Inc.	美國	10美元	–	100	投資控股
OWT France SAS	法國	1,750,000歐羅	–	100	投資控股
OWT Industries, Inc.	美國	10美元	–	100	製造電器部件及電動工具產品
Royal Appliance International GmbH	德國	2,050,000歐羅	100	–	經銷家庭電子及電器產品
Royal Appliance Mfg. Co.	美國	1美元	–	100	經銷及製造地板護理產品
Ryobi Technologies Canada Inc.	加拿大	600,000加元	–	100	經銷電動工具產品

49. 結算日後事項

於二零零六年十二月二十一日，本集團訂立一份購買協議向Whirlpool Corporation購入Hoover地板護理服務。

是次收購之總代價為現金付款107,000,000美元(832,000,000港元)及若干已承諾責任。是次交易已於二零零七年一月三十一日完成，惟須符合監管及達致反信託消關條件後方可作實。

Hoover提供一系列一般及指定用途之吸塵機及地毯清洗器，包括直立式吸塵機及密封瓶、深層清潔器及硬地板清潔器。

50. 有關連方交易

本年度內，本集團與有關連方進行下列交易：

	二零零六年 千港元	二零零五年 千港元
行政管理費收入	464	456
行政管理費支出	420	420
已收利息收入	9,911	7,138
銷售收入	91,308	402
設備使用費收入	2,166	897
已收佣金收入	–	17,287
特許使用權收入	46,800	–

董事及主要管理人員其他成員年內酬金如下：

	二零零六年 千港元	二零零五年 千港元
短期福利	122,314	129,998
僱用後福利	2,510	9,446
終止福利	6,240	13,175
股份付款	5,976	4,653
	137,040	157,272

有關連方交易結餘詳情載於綜合資產負債表、資產負債表及附註第22項。

公平值按Black-Scholes定價模式計算，有關模式所用之主要假設如下：

授出日期	行使價	優先認股權預計年限	根據過往股價波幅計算之預計波幅	香港外匯基金債券息率	預計每年股息收益率
1.1.2006	18.6900	3年	35%	4.060%	1.5%
1.3.2006	13.9700	3年	35%	4.100%	1.5%
10.3.2006	14.3500	3年	35%	4.225%	1.5%
25.4.2006	13.7000	3年	35%	4.309%	1.5%
15.6.2006	10.2700	3年	35%	4.560%	1.5%
17.6.2006	10.5500	3年	35%	4.572%	1.5%
3.7.2006	10.7000	3年	35%	4.571%	1.5%
4.10.2006	11.6300	3年	35%	3.791%	1.5%
1.11.2006	11.2500	3年	35%	3.692%	1.5%
3.11.2006	11.4800	3年	35%	3.727%	1.5%
8.11.2006	12.2000	3年	35%	3.774%	1.5%
4.12.2006	10.9500	3年	35%	3.548%	1.5%
13.12.2006	10.5600	3年	35%	3.563%	1.5%

所有優先認股權已於授出日期全數歸屬。

就計算公平值而言，由於缺乏過往數據，故並無就預期將予沒收之優先認股權作出任何調整。

Black-Scholes定價模式要求採用極為主觀之假設，包括股價波幅。由於採用該等主觀假設之變動可重大影響公平值估值，因此董事認為現行模式未必能可靠地作為計量優先認股權公平值之唯一方式。

本公司股份於授出日期之加權平均收市價介乎每份優先認股權為13.00港元。

預計波幅按本公司股價於過往三年之歷史波幅釐定。模式所用預計年限已就不可轉讓性、行使限制及行為考慮因素加以調整，按管理層最佳預計作出。

截至二零零六年十二月三十一日止年度，本集團就本公司所授出優先認股權確認開支總額7,091,000港元(二零零五年：6,703,000港元)。

本年度授出之優先認股權公平值按多個授出日期介乎每份優先認股權2.46港元至4.72港元(二零零五年：介乎3.78港元至4.71港元)計量。於本年度授出之優先認股權加權平均公平值為每份優先認股權3.03港元。

48. 資本承擔

	本集團		本公司	
	二零零六年	二零零五年	二零零六年	二零零五年
	千港元	*千港元*	*千港元*	*千港元*
有關購買物業、廠房及設備之資本開支：				
已訂約但未作出撥備	516,648	199,554	22,446	59,349
已批准但未訂約	103,443	68,957	–	–

下表披露於本年度內僱員(包括董事)持有之本公司優先認股權及其變動詳情：

優先認股權類別	於二零零六年一月一日尚未行使	年內授出	年內行使	年內失效或註銷	於二零零六年十二月三十一日尚未行使
B計劃	300,000	–	300,000	–	–
C計劃	61,800,000	6,484,000	3,203,000	–	65,081,000
	62,100,000	6,484,000	3,503,000	–	65,081,000

優先認股權類別	於二零零五年一月一日尚未行使	年內授出	年內行使	年內失效或註銷	於二零零五年十二月三十一日尚未行使
B計劃	600,000	–	300,000	–	300,000
C計劃	73,455,000	1,545,000	13,116,000	84,000	61,800,000
	74,055,000	1,545,000	13,416,000	84,000	62,100,000

列於上表之董事所持優先認股權詳情如下：

	於一月一日尚未行使	年內授出	年內行使	重新歸類	於十二月三十一日尚未行使
2006	45,312,000	–	200,000	100,000[(1)]	45,212,000

	於一月一日尚未行使	年內授出	年內行使	於十二月三十一日尚未行使
2005	47,412,000	100,000	2,200,000	45,312,000

緊接各個優先認股權之行使日期前，本公司股份之加權平均收市價為14.81港元。

年內概無優先認股權失效或註銷。

附註：

(1) Stephan Horst Pudwill先生自二零零六年五月二十二日獲委任為本公司之集團執行董事。彼持有之100,000份優先認股權之前分類列為「僱員」。

本年度內，本公司之優先認股權變動如下：

優先認股權持有人	授予優先認股權日期	優先認股計劃類別	於年初尚未行使	年內授出	年內行使	於年終尚未行使	認購價 港元	行使期
董事								
Horst Julius Pudwill先生	28.6.2002	C計劃	25,728,000	–	–	25,728,000	3.600	28.6.2002 – 27.6.2007
	19.9.2003	C計劃	560,000	–	–	560,000	8.685	19.9.2003 – 18.9.2008
	25.2.2004	C計劃	400,000	–	–	400,000	12.170	25.2.2004 – 24.2.2009
鍾志平博士太平紳士	28.6.2002	C計劃	12,864,000	–	–	12,864,000	3.600	28.6.2002 – 27.6.2007
	19.9.2003	C計劃	560,000	–	–	560,000	8.685	19.9.2003 – 18.9.2008
	25.2.2004	C計劃	400,000	–	–	400,000	12.170	25.2.2004 – 24.2.2009
陳建華先生	1.3.2004	C計劃	1,000,000	–	–	1,000,000	12.525	1.3.2004 – 28.2.2009
陳志聰先生	17.7.2003	C計劃	1,000,000	–	–	1,000,000	7.625	17.7.2003 – 16.7.2008
	19.9.2003	C計劃	500,000	–	–	500,000	8.685	19.9.2003 – 18.9.2008
	25.2.2004	C計劃	1,000,000	–	–	1,000,000	12.170	25.2.2004 – 24.2.2009
	1.3.2004	C計劃	500,000	–	–	500,000	12.525	1.3.2004 – 28.2.2009
Stephan Horst Pudwill先生	1.3.2004	C計劃	100,000[1]	–	–	100,000	12.525	1.3.2004 – 28.2.2009
Joel Arthur Schleicher先生	30.4.2002	C計劃	100,000	–	100,000	–	3.200	30.4.2002 – 29.4.2007
	17.7.2003	C計劃	200,000	–	–	200,000	7.625	17.7.2003 – 16.7.2008
	25.2.2004	C計劃	100,000	–	–	100,000	12.170	25.2.2004 – 24.2.2009
Christopher Patrick Langley先生OBE	17.7.2003	C計劃	200,000	–	100,000	100,000	7.625	17.7.2003 – 16.7.2008
	25.2.2004	C計劃	100,000	–	–	100,000	12.170	25.2.2004 – 24.2.2009
Manfred Kuhlmann先生	7.2.2005	C計劃	100,000	–	–	100,000	17.750	7.2.2005 – 6.2.2010
董事獲授總額			45,412,000[1]	–	200,000	45,212,000		
僱員	23.7.2001	B計劃	300,000	–	300,000	–	1.058	23.7.2001 – 22.7.2006
	30.4.2002	C計劃	1,880,000	–	665,000	1,215,000	3.200	30.4.2002 – 29.4.2007
	5.7.2002	C計劃	500,000	–	500,000	–	3.350	5.7.2002 – 4.7.2007
	17.7.2003	C計劃	3,470,000	–	796,000	2,674,000	7.625	17.7.2003 – 16.7.2008
	19.9.2003	C計劃	204,000	–	–	204,000	8.685	19.9.2003 – 18.9.2008
	1.3.2004	C計劃	6,879,000[1]	–	982,000	5,897,000	12.525	1.3.2004 – 28.2.2009
	14.4.2004	C計劃	200,000	–	–	200,000	12.950	14.4.2004 – 13.4.2009
	5.5.2004	C計劃	300,000	–	–	300,000	11.050	5.5.2004 – 4.5.2009
	7.6.2004	C計劃	200,000	–	–	200,000	12.000	7.6.2004 – 6.6.2009
	18.8.2004	C計劃	60,000	–	60,000	–	11.250	18.8.2004 – 17.8.2009
	2.10.2004	C計劃	1,000,000	–	–	1,000,000	15.350	2.10.2004 – 1.10.2009
	13.12.2004	C計劃	250,000	–	–	250,000	15.710	13.12.2004 – 12.12.2009
	17.1.2005	C計劃	150,000	–	–	150,000	16.520	17.1.2005 – 16.1.2010
	7.2.2005	C計劃	100,000	–	–	100,000	17.750	7.2.2005 – 6.2.2010
	7.4.2005	C計劃	200,000	–	–	200,000	17.210	7.4.2005 – 6.4.2010
	27.4.2005	C計劃	25,000	–	–	25,000	17.660	27.4.2005 – 26.4.2010
	10.5.2005	C計劃	200,000	–	–	200,000	17.200	10.5.2005 – 9.5.2010
	1.6.2005	C計劃	20,000	–	–	20,000	17.420	1.6.2005 – 31.5.2010
	17.6.2005	C計劃	250,000	–	–	250,000	17.950	17.6.2005 – 16.6.2010
	27.6.2005	C計劃	500,000	–	–	500,000	19.200	27.6.2005 – 26.6.2010
	1.1.2006	C計劃	–	300,000	–	300,000	18.690	1.1.2006 – 31.12.2010
	1.3.2006	C計劃	–	3,564,000	–	3,564,000	13.970	1.3.2006 – 28.2.2011
	10.3.2006	C計劃	–	150,000	–	150,000	14.350	10.3.2006 – 9.3.2011
	25.4.2006	C計劃	–	20,000	–	20,000	13.700	25.4.2006 – 24.4.2011
	15.6.2006	C計劃	–	200,000	–	200,000	10.270	15.6.2006 – 14.6.2011
	17.6.2006	C計劃	–	350,000	–	350,000	10.550	17.6.2006 – 16.6.2011
	3.7.2006	C計劃	–	25,000	–	25,000	10.700	3.7.2006 – 2.7.2011
	4.10.2006	C計劃	–	75,000	–	75,000	11.628	4.10.2006 – 3.10.2011
	1.11.2006	C計劃	–	1,500,000	–	1,500,000	11.252	1.11.2006 – 31.10.2011
	3.11.2006	C計劃	–	100,000	–	100,000	11.480	3.11.2006 – 2.11.2011
	8.11.2006	C計劃	–	30,000	–	30,000	12.200	8.11.2006 – 7.11.2011
	4.12.2006	C計劃	–	150,000	–	150,000	10.952	4.12.2006 – 3.12.2011
	13.12.2006	C計劃	–	20,000	–	20,000	10.560	13.12.2006 – 11.12.2011
僱員獲授總額			16,688,000[1]	6,484,000	3,303,000	19,869,000		
各類人士獲授總額			62,100,000	6,484,000	3,503,000	65,081,000		

	於年初尚未行使	年內授出	年內行使	於年終尚未行使	佔公司年終發行之股票百份比
B計劃下總額	300,000	–	300,000	–	0.00%
C計劃下總額	61,800,000	6,484,000	3,203,000	65,081,000	4.44%
總額	62,100,000	6,484,000	3,503,000	65,081,000	4.44%

根據B計劃授出之優先認股權可認購之股份數目最高不得超過本公司不時已發行股本之10%。倘若某僱員獲賦予之優先認股權獲全數行使時，將導致該僱員可認購之股份數目超過根據B計劃當時已發行及可發行股份總數之25%，則不得授予該僱員優先認股權。

B計劃已於二零零二年三月二十八日通過決議案予以終止。

於二零零二年三月二十八日採納之計劃(「C計劃」)

繼B計劃被終止後，本公司於二零零二年三月二十八日通過決議案採納另一項新訂優先認股計劃，以肯定合資格人士對本集團之業務發展及增長所作貢獻。該計劃將於二零零七年三月二十七日屆滿。根據C計劃，本公司董事會可授予下列本公司、其附屬公司及本集團持有股權之任何公司之合資格人士(及彼等之全資附屬公司)可認購本公司股份之優先認股權：

(i) 僱員；或

(ii) 非執行董事(包括獨立非執行董事)；或

(iii) 供應商或客戶；或

(iv) 提供研究、開發或其他技術支援之任何人士或機構；或

(v) 股東。

優先認股權須於授出日期起計二十一日內接納，並須就獲授之優先認股權支付現金1港元作為代價。優先認股權可於授出日期起計直至屆滿五年之該日止期間任何時間行使。所釐訂之認購價以下列三者中之最高者為準：於授出優先認股權日期股份之收市價；或緊接授出日期之前五個交易日聯交所每日報價表註明股份之平均收市價；或於授出日期股份之面值。

根據C計劃授出之優先認股權可認購之股份數目最高不得超過本公司不時已發行股本之30%或於C計劃之採納日期已發行股份之10%。直至授出日期止十二個月內，任何人士獲授之優先認股權可認購之股份數目不得超過於授出日期已發行股份之1%。

C計劃已於二零零七年三月二十七日屆滿。

44. 主要非現金交易

於本年度內，本集團簽訂關於資產之融資租約安排，於簽訂融資租約時之總資本值為1,418,000港元(二零零五年：7,900,000港元)。

45. 租賃承擔

於結算日，本集團及本公司根據不可撤銷之經營租約尚有仍未解除之承擔，該等租約之屆滿期如下：

	本集團		本公司	
	二零零六年	二零零五年	二零零六年	二零零五年
	千港元	*千港元*	*千港元*	*千港元*
一年內	174,848	167,654	15,786	18,022
兩年後但五年內	337,931	368,848	9,855	25,575
五年後	132,132	175,124	16,094	16,160
	644,911	711,626	41,735	59,757

經營租約付款乃指本集團及本公司須支付其若干廠房及機器、汽車、辦公室物業及其他資產之租金。該等租約磋商之租期介乎一年至十年。

46. 或然負債

	本集團		本公司	
	二零零六年	二零零五年	二零零六年	二零零五年
	千港元	*千港元*	*千港元*	*千港元*
就聯營公司動用之 信貸融資而向銀行提供擔保	36,026	30,654	36,026	30,654

此外，本公司就給予其附屬公司之一般信貸融資而向銀行及獨立第三者提供擔保。於二零零六年十二月三十一日，附屬公司已動用之信貸融資額為5,546,886,000港元(二零零五年：5,467,275,000港元)。

47. 優先認股權

於二零零一年五月二十五日採納及於二零零二年三月二十八日終止之計劃(「B計劃」)

根據本公司於二零零一年五月二十五日通過決議案採納之優先認股計劃，本公司董事會可向包括本公司及其附屬公司全職行政人員、執行董事及全職僱員之合資格人士，授出可認購本公司股份之優先認股權，其計劃目的乃為向董事及合資格人士提供鼓勵或嘉獎。

優先認股權須於授出日期起計二十一日內接納，並須就獲授之優先認股權支付現金1港元作為代價。優先認股權可於接納日期起計直至屆滿五年之該日止期間任何時間行使。所釐訂之認購價不得低於股份面值與緊接授出優先認股權日期之前五個交易日股份在聯交所收市價平均值之80%之較高者。

43. 收購附屬公司

本集團完成向AtlasCopco AB（「ATCO」）購入以「Milwaukee®」、「AEG®」及「DreBo®」等品牌（「收購公司」）經營之全盤電動工具及配件業務（「該業務」）。該交易已於二零零五年一月三日舉行之本公司股東特別大會上獲全體親身或委派代表出席之股東一致通過。

該業務之收購價已於該交易完成時以現金支付，金額為627,000,000美元（約4,887,000,000港元），包括調整前收購價713,000,000美元（約5,560,000,000港元），減去有關若干間收購公司之部分應計及未撥款支付之退休後福利及就相關之遞延資產賬和若干應計項目作出調整之協定完成前調整金額86,000,000美元（約672,000,000港元）。收購價乃按收購公司並無負債或現金及其有形資產淨值（當中並不包括現金及有關協定前調整款額在內）285,000,000美元（約2,223,000,000港元）計算。於二零零五年十月三十一日，本集團及ATCO認為將不會調整收購價，而收購亦已完成。

	合併前收購公司賬面值	公平值調整	公平值
	千港元	*千港元*	*千港元*
收購之資產淨值			
物業、廠房及設備	951,927	(17,462)	934,465
無形資產	88,948	936,749	1,025,697
遞延税項資產	293,484	–	293,484
存貨	873,050	10,163	883,213
銷售賬款及其他應收賬、訂金及預付款項	1,153,104	–	1,153,104
應收票據	71,874	–	71,874
可退回税款	2,176	–	2,176
銀行結餘及現金	211,585	–	211,585
採購賬款及其他應付賬	(1,185,318)	–	(1,185,318)
應繳税項	(79,263)	–	(79,263)
保用撥備	(94,426)	–	(94,426)
融資租約之承擔	(147,948)	–	(147,948)
遞延税項負債	(491,341)	–	(491,341)
退休福利承擔	(874,012)	–	(874,012)
	773,840	929,450	1,703,290
收購時產生之商譽			3,277,624
本年度支付之現金代價			4,980,914
收購引致之淨現金流出：			
本年度支付之現金代價			(4,980,914)
所購入之銀行結餘及現金			211,585
收購附屬公司相關之現金及現金等額流出淨額			(4,769,329)

收購附屬公司所產生商譽源自於新市場分銷本集團產品之預期盈利能力及預料合併就日後營運帶來之協同效益。

購入之附屬公司於收購日期至二零零五年十二月三十一日結算日期間，為本集團帶來營業額約5,940,957,000港元，而其佔本集團除税及利息前溢利約354,605,000港元。

42. 遞延稅項資產(負債)

以下為本年度及以往年度獲確認入賬之主要遞延稅項資產及負債與其變動：

	加速稅項折舊	保用撥備	可換股債券股本儲備	僱員相關撥備	稅項虧損	其他	總額
	千港元	千港元	千港元	千港元	千港元	千港元	千港元
本集團							
於二零零五年一月一日	(29,677)	70,925	(5,586)	29,927	147,486	75,088	288,163
收購附屬公司	(119,720)	27,920	–	125,890	19,483	(251,430)	(197,857)
匯兌調整	2,616	(876)	–	(10,276)	(8,680)	(17,099)	(34,315)
(扣除)計入本年度之收入	43,579	(2,445)	–	10,082	40,838	(16,498)	75,556
於二零零六年一月一日	(103,202)	95,524	(5,586)	155,623	199,127	(209,939)	131,547
匯兌調整	(2,536)	(6,028)	–	10,860	19,210	(1,743)	19,763
(扣除)計入本年度之收入	24,315	12,038	–	(9,885)	(22,774)	53,023	56,717
於二零零六年十二月三十一日	(81,423)	101,534	(5,586)	156,598	195,563	(158,659)	208,027

	加速稅項折舊	可換股債券股本儲備	總額
	千港元	千港元	千港元
本公司			
於二零零五年一月一日	(14,410)	(5,586)	(19,996)
扣除本年度之收入	(338)	–	(338)
於二零零六年一月一日	(14,748)	(5,586)	(20,334)
扣除本年度之收入	4,840	–	4,840
於二零零六年十二月三十一日	(9,908)	(5,586)	(15,494)

編列資產負債表時，若干遞延稅項資產及負債已互相抵銷。以下為編製財務報告時遞延稅項結餘之分析：

	本集團		本公司	
	二零零六年	二零零五年	二零零六年	二零零五年
	千港元	千港元	千港元	千港元
遞延稅項資產	706,493	646,758	–	–
遞延稅項負債	(498,466)	(515,211)	(15,494)	(20,334)
	208,027	131,547	(15,494)	(20,334)

於結算日，本集團可供抵銷可無限期結轉之未來溢利之未動用稅項虧損為1,156,000,000港元(二零零五年:1,170,000,000港元)。由於未能預測未來溢利來源，故並無就稅項虧損38,000,000港元(二零零五年:32,000,000港元)確認遞延稅項資產。

就計劃於收益確認之款額如下：

	退休金計劃		退休後醫療、牙科及人壽保險計劃	
	二零零六年	二零零五年	二零零六年	二零零五年
	千港元	*千港元*	*千港元*	*千港元*
現行服務成本	(2,952)	5,198	4,389	4,329
精算收益	–	–	(1,619)	–
利息成本	14,591	29,879	6,693	8,471
	11,639	35,077	9,463	12,800

本年度支出計入員工成本。

本集團就計劃產生之承擔計入資產負債表款額如下：

	退休金計劃		退休後醫療、牙科及人壽保險計劃	
	二零零六年	二零零五年	二零零六年	二零零五年
	千港元	*千港元*	*千港元*	*千港元*
無供款承擔現值	672,117	621,737	146,965	151,770

本年度負債淨額變動如下：

	退休金計劃	退休後醫療、牙科及人壽保險計劃
	二零零六年	二零零六年
	千港元	*千港元*
於一月一日	621,737	151,770
收購附屬公司購入負債淨額		
匯兑差額	73,904	(425)
現有服務，按成本	(2,952)	4,389
精算收益	–	(1,619)
利息成本	14,591	6,693
已付福利	(35,163)	(13,843)
於十二月三十一日	672,117	146,965

本集團美國附屬公司One World Technologies, Inc.設有另一項界定福利計劃。該項界定福利計劃退休金成本按照僱員福利顧問集團Aon Consulting採用預計單位記賬法於二零零七年一月一日進行之精算估值釐訂。由於假定所有退休人士收取定額美元補貼，而計算精算估值時假定之貼現率為5.80%(二零零五年：5.50%)，故毋須作出於二零零六年及二零零五年十二月三十一日之醫療趨向比率假定。

上述福利並無獲劃撥任何資產，而該計劃乃以到期即付方式提供資金。該海外附屬公司一名前股東根據一項承擔責任、償付及賠償保證之轉讓協議，將償付該計劃下之累計福利成本。就此，該海外附屬公司就截至二零零六年十二月三十一日訂定應收之同等金額累計福利成本約為22,000,000港元(二零零五年：23,000,000港元)。

41. 退休福利責任

	二零零六年	二零零五年
	千港元	*千港元*
退休金計劃承擔*(附註i)*	672,117	621,737
退休後福利、醫療、牙科及人壽保險計劃承擔*(附註ii)*	146,965	151,770
其他	15,005	12,830
	834,087	786,337

自二零零零年十二月起，本公司及其在香港之營運附屬公司參加根據強制性公積金計劃條例註冊之強制性公積金計劃(「強積金計劃」)。

本集團之海外附屬公司設立多項界定供款計劃及界定福利計劃，涵蓋其絕大部分僱員。每年對界定供款計劃之供款乃按僱員薪酬之某個百分比計算。

附註i：

退休金計劃承擔

退休金計劃承擔於德國業務撥備，包括支付服務之退休福利及最終工資之計劃。根據計劃，僱員於年屆退休年齡65歲時享有介乎最終薪金10.00至20.00%之退休福利。界定福利承擔現值之最近期精算估值於二零零七年一月一日由德國BDO Deutsche Warentreuhand Aktiengesellschaft進行。

附註ii：

退休後福利、醫療、牙科及人壽保險計劃承擔

本集團美國附屬公司Milwaukee Electric Tool Corporation設有無供款退休後福利、醫療、牙科及人壽保險計劃。承擔現值之最近期精算估值於二零零七年一月一日由Mercer Human Resource Consulting進行。並無就此等福利劃撥資產，而計劃按到期即付方式提供資金。

所用主要精算假設如下：

	退休金計劃	退休後醫療、牙科及人壽保險計劃
	二零零六年	二零零六年
貼現率	4.00%	5.80%
預期薪金升幅	2.00%	不適用
日後退休金升幅	2.00%	不適用
醫療成本通脹(最終)	不適用	5.00%

39. 股本

	二零零六年 股數	二零零五年 股數	二零零六年 千港元	二零零五年 千港元
普通股				
法定股本：				
每股面值0.10港元之股份	2,400,000,000	2,400,000,000	240,000	240,000
已發行及繳足股本：				
於一月一日每股面值0.10港元之股份	1,461,720,652	1,352,304,652	146,172	135,230
按股份配售發行股份	–	96,000,000	–	9,600
按行使優先認股權發行股份	3,503,000	13,416,000	350	1,342
於十二月三十一日				
每股面值0.10港元之股份	1,465,223,652	1,461,720,652	146,522	146,172

於二零零五年九月八日，本集團按每股19.25港元之價格向獨立投資者配售合共96,000,000股股份。所配售新股份相當於本公司於配售日期之已發行股本1,361,898,652股股份約7.05%及本公司經配售擴大之已發行股本1,457,898,652股股份約6.58%。

年內發行之股份在各方面與既有之股份享有同等權益。

優先認股權之詳情載於附註第47項。

40. 儲備

	股份溢價 千港元	可換股債券股本儲備 千港元	僱員股份補償儲備 千港元	保留溢利 千港元	總額 千港元
本公司					
於二零零五年一月一日	810,611	26,334	–	2,018,991	2,855,936
因發行股份所得之溢價	1,956,700	–	–	–	1,956,700
發行新股份之交易成本	(34,502)	–	–	–	(34,502)
確認股本結算股份付款	–	–	6,703	–	6,703
本年度溢利	–	–	–	524,432	524,432
末期股息－二零零四年	–	–	–	(169,651)	(169,651)
中期股息－二零零五年	–	–	–	(81,818)	(81,818)
於二零零六年一月一日	2,732,809	26,334	6,703	2,291,954	5,057,800
因發行股份所得之溢價	22,040	–	–	–	22,040
確認股本結算股份付款	–	–	7,091	–	7,091
本年度溢利	–	–	–	584,849	584,849
末期股息－二零零五年	–	–	–	(184,609)	(184,609)
中期股息－二零零六年	–	–	–	(95,236)	(95,236)
於二零零六年十二月三十一日	2,754,849	26,334	13,794	2,596,958	5,391,935

本公司於二零零六年十二月三十一日可分派予股東之儲備中包括保留溢利2,596,958,000港元（二零零五年：2,291,954,000港元）。

本集團及本公司借款之償還期如下：

	本集團		本公司	
	二零零六年	二零零五年	二零零六年	二零零五年
	千港元	*千港元*	*千港元*	*千港元*
即時或一年內	421,849	434,349	38,889	234,000
一年後兩年內	240,672	18,181	233,334	–
兩年後三年內	1,584,538	1,566,877	–	–
三年後四年內	–	–	–	–
五年以上	2,639,143	2,640,353	–	–
	4,886,202	4,659,760	272,223	234,000
減：一年內到期列作流動負債款項	(421,849)	(434,349)	(38,889)	(234,000)
一年後到期款項	4,464,353	4,225,411	233,334	–

本集團借款實際利率與訂約利率相等，範圍如下：

	二零零六年	二零零五年
實際利率：		
定息借款	4.09%至5.44%	4.09%至5.44%
浮息借款	4.49%至6.77%	3.07%至5.67%

本集團借款以有關集團實體功能貨幣列之貨幣計值，現載列如下：

	千港元	*千澳元*	*千紐元*	*千歐元*
於二零零六年十二月三十一日	2,042,955	12,178	3,750	5,000
於二零零五年十二月三十一日	1,921,672	14,025	3,500	–

附註： 於二零零三年，本集團透過其美國全資公司發行定息票據，總本金額為145,000,000美元。發行之定息票據分為兩批：金額為120,000,000美元之票據，年期10年，年息率為4.7%；以及金額為25,000,000美元之票據，年期7年，年息率為4.09%。發行票據所得款項用作為現有中期債務之再融資，以及撥作一般營運資金用途。

於二零零五年，本集團透過其美國全資公司另行發行定息票據，總本金額為200,000,000美元。發行之定息票據分為兩批：金額為150,000,000美元之票據，年期10年，年息率為5.44%；以及金額為50,000,000美元之票據，年期7年，年息率為5.17%。發行票據所得款項用作收購附屬公司之資金。

銀行借款賬面值與公平值相若，加權平均利率則與已訂約市場利率相若。

本集團融資租約承擔之公平值乃根據於二零零六年十二月三十一日之當時市場利率折現之估計未來現金流量之現值釐定，與賬面值相若。

36. 具追溯權之貼現票據

按實際年利率5.88%(二零零五年:年利率4.32%)之銀行貼現票據之期限為不少於120日。

37. 可換股債券

於二零零四年六月十六日，本集團宣佈按面值發行於二零零九年七月到期之五年期零息可換股債券(「債券」)。債券總本金額為140,000,000美元(約1,092,000,000港元)。債券持有人可於二零零五年八月七日至二零零九年七月一日期間隨時按每股2.1247美元之初步換股價，將債券兌換為本公司每股面值0.10港元之普通股。除非提前被贖回、轉換或購回及註銷，本公司將於二零零九年七月八日到期日按本金額之107.76%贖回每份債券。然而，於二零零七年七月八日或之後及到期日之前，債券持有人可選擇要求本公司按本金額之104.59%贖回全部或部分債券。

債券共有兩個組成部分：債務及股本部分。應用香港會計準則第32號金融工具：披露及呈報後，債券已按追溯基準劃分為債務及股本部分。股本部分以「可換股債券股本儲備」之股本呈報。債務部分之實際利率為2.11%。

債券之債務部分於年內之變動載列如下：

	本集團及本公司	
	二零零六年	二零零五年
	千港元	*千港元*
年初之債務部分	1,078,307	1,051,257
利息支出	27,527	27,050
年終之債務部分	1,105,834	1,078,307

於二零零六年十二月三十一日，債券債務部分之公平值約為885,158,000港元，乃按於結算日之當時市場利率折現之估計未來現金流量之現值釐定。

38. 無抵押借款

	本集團		本公司	
	二零零六年	二零零五年	二零零六年	二零零五年
	千港元	*千港元*	*千港元*	*千港元*
信託收據貸款	152,416	127,672	–	–
銀行貸款	2,094,643	1,891,735	272,223	234,000
銀行借款	2,247,059	2,019,407	272,223	234,000
定息票據(*附註*)	2,639,143	2,640,353	–	–
借款總額	4,886,202	4,659,760	272,223	234,000

33. 保用撥備

	本集團	
	二零零六年	二零零五年
	千港元	*千港元*
於一月一日	338,211	241,375
匯兌調整	5,261	(6,767)
本年度額外撥備	607,031	530,336
收購附屬公司	–	94,426
已動用之撥備	(580,865)	(521,159)
於十二月三十一日	369,638	338,211

保用撥備乃指管理層就本集團銷售產品所須承擔責任之最佳估計。預計此開支大部分將於下一個財政年度內產生。

34. 聯營公司採購賬款／應付聯營公司款項

本集團及本公司於二零零六年十二月三十一日之應付聯營公司款與相應公平值相若。

35. 融資租約之承擔

本集團之政策為根據融資租約租賃若干廠房設備及機器、裝置及設備，租約期介乎三年至二十年。融資租約之所有承擔相關息率於各合約日期釐訂。並無就或然租賃款項訂立任何安排。

融資租約之承擔還款期如下：

	最低支付租金額		最低支付租金額之現值	
	二零零六年	二零零五年	二零零六年	二零零五年
	千港元	*千港元*	*千港元*	*千港元*
本集團				
融資租約之還款額：				
一年內	20,453	20,341	18,535	18,107
一年後兩年內	16,585	18,464	13,614	15,686
兩年後三年內	14,116	14,175	11,309	11,411
三年後四年內	13,701	13,248	10,989	10,188
四年後五年內	13,682	12,284	11,063	8,903
五年以上	127,567	108,892	78,554	79,279
	206,104	187,404	144,064	143,574
減：日後財務費用	(62,040)	(43,830)	–	–
租賃承擔之現值	144,064	143,574	144,064	143,574
減：一年內到期列作流動負債款項			(18,535)	(18,107)
一年後到期款項			125,529	125,467

26. 應收票據

本集團及本公司於二零零六年十二月三十一日之應收票據之公平值與相應賬面值相若。

本集團及本公司於二零零六年十二月三十一日之應收票據之到期日為一百二十日內。

27. 應收(付)附屬公司款項

本公司於二零零六年十二月三十一日之應收(付)附屬公司款項之公平值與相應賬面值相若。

28. 聯營公司銷售賬款

本集團於二零零六年十二月三十一日之聯營公司之應收款公平值與相應賬面值相若。本集團於二零零六年十二月三十一日之所有聯營公司應收款之到期日為一百二十日內。

29. 於香港持作買賣投資

本集團於二零零六年十二月三十一日於香港持作買賣投資乃按公平值列賬。

30. 銀行結餘、按金及現金

銀行結餘按市場利率介乎1.75%至5.15%計息。銀行透支按市場利率介乎4.58%至6.19%計息。

31. 採購賬款及其他應付賬

採購賬款之賬齡分析如下：

	本集團		本公司	
	二零零六年	二零零五年	二零零六年	二零零五年
	千港元	*千港元*	*千港元*	*千港元*
零至六十日	1,345,473	1,552,235	403,583	453,877
六十一日至一百二十日	91,696	278,482	36,838	147,106
一百二十一日或以上	30,547	70,475	2,947	60,486
採購賬款總額	1,467,716	1,901,192	443,368	661,469
其他應付賬	1,650,404	1,689,507	196,016	217,265
	3,118,120	3,590,699	639,384	878,734

於二零零六年十二月三十一日，本集團及本公司之採購賬款及其他應付賬之公平值與相應賬面值相若。

32. 應付票據

本集團及本公司於二零零六年十二月三十一日之應付票據公平值與相應賬面值相若。

本集團及本公司於二零零六年十二月三十一日之全部應付票據到期日為一百二十日內。

於結算日，本集團在各聯營公司中持有Gimelli International (Holdings) Limted及其附屬公司(統稱「Gimelli集團公司」)之股份40.8%。於二零零六年十二月三十一日及二零零五年十二月三十一日，本集團應佔Gimelli集團公司權益之賬面值均為零。

23. 可供出售投資

	本集團		本公司	
	二零零六年	二零零五年	二零零六年	二零零五年
	千港元	*千港元*	*千港元*	*千港元*
非上市股本證券及會籍債券，成本減已確認減值虧損	43,315	15,558	1,195	1,195

於結算日，所有可供出售投資指非上市股本證券投資及會籍債券。由於該等證券之估計合理公平值幅度變化很大，本公司董事認為其公平值不能可靠計量，故按其成本值扣減減值計量。

24. 存貨

	本集團		本公司	
	二零零六年	二零零五年	二零零六年	二零零五年
	千港元	*千港元*	*千港元*	*千港元*
原料	1,175,864	1,139,478	249,846	225,745
在製品	108,834	104,442	29,215	38,443
製成品	2,735,185	2,727,296	149,744	69,495
	4,019,883	3,971,216	428,805	333,683

25. 銷售賬款及其他應收賬

本集團給予客戶之掛賬期介乎六十日至一百二十日。銷售賬款之賬齡分析如下：

	本集團		本公司	
	二零零六年	二零零五年	二零零六年	二零零五年
	千港元	*千港元*	*千港元*	*千港元*
零至六十日	3,143,989	2,622,904	41,553	16,363
六十一日至一百二十日	230,131	255,728	977	6,903
一百二十一日或以上	103,977	115,733	2,133	19,096
銷售賬款總額	3,478,097	2,994,365	44,663	42,362
其他應收賬	348,941	270,990	–	–
	3,827,038	3,265,355	44,663	42,362

於二零零六年十二月三十一日，本集團及本公司之銷售賬款及其他應收賬之公平值與相應賬面值相若。

上述現金產生單位可收回款項之基準及其主要相關假設概述如下：

現金產生單位的可收回金額乃按照使用價值計算而釐定，該計算根據管理層批准之五年期財務預算為基準，採用現金流量預測，按貼現率5%及12%計算及按穩定增長率3%推算。

21. 於附屬公司之投資

	本公司	
	二零零六年	二零零五年
	千港元	*千港元*
非上市股份投資，成本	630,546	551,396

本公司於二零零六年十二月三十一日之主要附屬公司詳情載於附註第51項。

22. 於聯營公司應佔資產額

	本集團		本公司	
	二零零六年	二零零五年	二零零六年	二零零五年
	千港元	*千港元*	*千港元*	*千港元*
非上市股份，成本扣除已確認減值虧損	–	–	23,790	23,790
所佔資產淨值	14,499	15,394	–	–
聯營公司之欠款淨額	178,490	174,059	160,848	149,236
	192,989	189,453	184,638	173,026

於二零零六年十二月三十一日聯營公司之詳情載於附註第52項。

聯營公司之欠款乃無抵押及須按倫敦銀行同業拆息加2厘計息且須應要求償還。董事會認為，由於上述款項於未來十二個月內不會償還，因此上述款項被列為非流動資產。

有關本集團聯營公司之財務資料概要載列如下：

	二零零六年	二零零五年
	千港元	*千港元*
資產總值	122,344	160,742
負債總額	(64,348)	(99,165)
資產淨值	57,996	61,577
本集團應佔聯營公司之資產淨值	14,499	15,394
營業額	234,634	274,330
本年度虧損	(15,005)	(22,485)
本集團應佔聯營公司本年度業績	(895)	(6,463)

	遞延開發費用	專利權	總額
	千港元	千港元	千港元
本公司			
成本			
於二零零五年一月一日	–	8,240	8,240
添置	102,473	42,064	144,537
於二零零五年十二月三十一日	102,473	50,304	152,777
添置	108,009	6,581	114,590
於二零零六年十二月三十一日	210,482	56,885	267,367
攤銷			
於二零零五年一月一日	–	4,415	4,415
本年度準備	–	9,783	9,783
於二零零五年十二月三十一日	–	14,198	14,198
本年度準備	20,495	12,482	32,977
於二零零六年十二月三十一日	20,495	26,680	47,175
賬面淨值			
於二零零六年十二月三十一日	189,987	30,205	220,192
於二零零五年十二月三十一日	102,473	36,106	138,579

遞延開發費用由內部產生。所有專利權及商標與生產技術均收購自第三方。

本集團及本公司之上述無形資產(商標除外)均有確定可供使用年期，並按四年至十年以直線法攤銷。

本集團管理層認為，由於預期現金流入淨額貢獻無限期，商標並無確定的可供使用年期。除非商標的可供使用年期可予確認，方予以攤銷，否則每年及在商標出現減值跡象時檢測商標減值。減值檢測詳情於附註第20項披露。

20.　商譽減值檢測及無確定可供使用年期之無形資產

於二零零六年十二月三十一日，無確定可供使用年期之商譽及商標之賬面值分配至下列現金產生單位之情況如下：

	商譽	商標
	千港元	千港元
電動工具	3,421,716	234,000
地板護理	621,280	–
	4,042,996	234,000

截至二零零六年十二月三十一日止年度，本集團管理層認為，其擁有無確定可供使用年期商譽或商標之任何現金產生單位並無出現減值跡象。

19. 無形資產

	遞延 開發費用 千港元	專利權 及商標 千港元	生產技術 千港元	總額 千港元
本集團				
成本				
於二零零五年一月一日	52,764	195,958	3,510	252,232
匯兌調整	(5,217)	(6,596)	–	(11,813)
添置	173,939	87,131	–	261,070
收購附屬公司	58,988	987,805	–	1,046,793
本年度撇銷	(2,029)	(2,791)	–	(4,820)
於二零零五年十二月三十一日	278,445	1,261,507	3,510	1,543,462
匯兌調整	5,733	2,672	–	8,405
添置	192,830	50,016	–	242,846
本年度撇銷	–	(4,325)	–	(4,325)
於二零零六年十二月三十一日	477,008	1,309,870	3,510	1,790,388
攤銷				
於二零零五年一月一日	–	17,537	1,814	19,351
匯兌調整	(701)	(2,042)	–	(2,743)
本年度準備	21,965	24,417	702	47,084
收購附屬公司	7,197	13,899	–	21,096
撇銷時撇除	–	(2,779)	–	(2,779)
於二零零五年十二月三十一日	28,461	51,032	2,516	82,009
匯兌調整	1,139	1,967	–	3,106
本年度準備	59,815	28,900	702	89,417
撇銷時撇除	–	(4,325)	–	(4,325)
於二零零六年十二月三十一日	89,415	77,574	3,218	170,207
賬面淨值				
於二零零六年十二月三十一日	387,593	1,232,296	292	1,620,181
於二零零五年十二月三十一日	249,984	1,210,475	994	1,461,453

17. 租賃預付款項

	本集團 *千港元*	本公司 *千港元*
成本值		
於二零零五年一月一日	6,449	6,449
匯兑調整	(1,240)	–
增加	63,674	–
於二零零五年十二月三十一日	68,883	6,449
匯兑調整	2,300	–
於二零零六年十二月三十一日	71,183	6,449
攤銷		
於二零零五年一月一日	1,677	1,677
匯兑調整	(25)	–
本年度撥備	1,402	129
於二零零五年十二月三十一日	3,054	1,806
匯兑調整	68	–
本年度撥備	1,402	129
於二零零六年十二月三十一日	4,524	1,935
賬面淨值		
於二零零六年十二月三十一日	66,659	4,514
於二零零五年十二月三十一日	65,829	4,643

所有租賃預付款項均為香港境外中期租約。

18. 商譽

	本集團 *千港元*
成本	
於二零零五年一月一日	653,504
收購附屬公司時產生	3,277,624
過往年度收購附屬公司代價之調整	12,807
於二零零五年十二月三十一日(按原先呈列)	3,943,935
於二零零五年收購附屬公司暫定公平值調整	47,032
於二零零五年十二月三十一日(經重列)及二零零六年一月一日	3,990,967
匯兑調整	5,466
收購附屬公司額外權益時產生	46,563
於二零零六年十二月三十一日	4,042,996

有關商譽減值檢測之詳情於附註第20項披露。

	香港境外樓宇 千港元	租約物業裝修 千港元	辦公室設備、傢俬及裝置 千港元	廠房設備及機器 千港元	汽車 千港元	鑄模及工具 千港元	總額 千港元
本公司							
成本							
於二零零五年一月一日	65,945	59,691	103,973	219,622	10,019	525,133	984,383
添置	–	10,334	21,007	12,143	709	53,922	98,115
轉讓至附屬公司	–	(1,544)	(1,398)	(91,800)	–	(81)	(94,823)
出售	–	–	(4)	(3,085)	(158)	(637)	(3,884)
於二零零五年十二月三十一日	65,945	68,481	123,578	136,880	10,570	578,337	983,791
添置	–	16,062	16,120	14,943	920	37,109	85,154
轉讓自(至)附屬公司	–	258	(879)	13,652	–	(39,171)	(26,140)
出售	–	–	(6)	(947)	(1,401)	(973)	(3,327)
於二零零六年十二月三十一日	65,945	84,801	138,813	164,528	10,089	575,302	1,039,478
折舊及攤銷							
於二零零五年一月一日	20,759	54,025	77,845	178,276	8,575	431,480	770,960
本年度準備	2,638	4,462	13,770	13,253	861	58,079	93,063
轉讓至附屬公司	–	(1,303)	(921)	(71,739)	–	(27)	(73,990)
出售時撇除	–	–	(4)	(2,712)	(158)	(200)	(3,074)
於二零零五年十二月三十一日	23,397	57,184	90,690	117,078	9,278	489,332	786,959
本年度準備	2,638	6,136	16,576	13,883	774	43,442	83,449
轉讓至附屬公司	–	–	(784)	(1,463)	–	(22,521)	(24,768)
出售時撇除	–	–	(5)	(947)	(1,401)	(562)	(2,915)
於二零零六年十二月三十一日	26,035	63,320	106,477	128,551	8,651	509,691	842,725
賬面淨值							
於二零零六年十二月三十一日	39,910	21,481	32,336	35,977	1,438	65,611	196,753
於二零零五年十二月三十一日	42,548	11,297	32,888	19,802	1,292	89,005	196,832

上述所列物業之賬面淨值包括：

	本集團		本公司	
	二零零六年 千港元	二零零五年 千港元	二零零六年 千港元	二零零五年 千港元
香港境外土地及樓宇之分析如下：				
永久業權	570,616	546,664	–	–
中期租約	39,910	45,186	39,910	42,548
	610,526	591,850	39,910	42,548

本集團與本公司物業、廠房及設備之賬面淨值包括根據融資租約持有之資產分別約為137,833,000港元及零港元(二零零五年：138,189,000港元及零港元)。

本集團及本公司之物業、廠房及設備賬面總額包括目前仍然使用及全數折舊之物業、廠房及設備金額分別為約1,890,000,000港元及249,000,000港元。

16. 物業、廠房及設備

	香港境外永久業權土地及樓宇	租約物業裝修	辦公室設備、傢俬及裝置	廠房設備及機器	汽車	鑄模及工具	船舶	在建工程	總額
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
本集團									
成本									
於二零零五年一月一日	431,135	154,653	482,832	515,175	21,170	1,129,394	11,835	40,796	2,786,990
匯兌調整	(55,048)	(1,745)	(19,337)	(80,404)	(1,087)	(58,083)	–	(2,266)	(217,970)
添置	1,278	22,769	112,911	127,517	7,430	178,914	–	82,415	533,234
收購附屬公司	571,356	14,549	168,688	1,327,128	4,977	836,921	–	90,371	3,013,990
出售	(74,713)	(14,793)	(13,633)	(115,322)	(1,923)	(17,178)	–	–	(237,562)
重新歸類	14,928	–	11,206	24,476	258	10,210	–	(61,078)	–
於二零零五年十二月三十一日	888,936	175,433	742,667	1,798,570	30,825	2,080,178	11,835	150,238	5,878,682
匯兌調整	40,362	1,646	20,703	66,748	1,018	46,887	–	2,402	179,766
添置	14,289	25,966	68,459	79,585	4,173	138,709	64	141,915	473,160
出售	(54,540)	(9,661)	(16,186)	(40,285)	(2,428)	(180,563)	–	–	(303,663)
重新歸類	36,492	10,335	17,504	51,565	(459)	37,216	–	(152,653)	–
於二零零六年十二月三十一日	925,539	203,719	833,147	1,956,183	33,129	2,122,427	11,899	141,902	6,227,945
折舊及攤銷									
於二零零五年一月一日	118,913	104,196	341,260	378,960	16,246	943,657	3,912	–	1,907,144
匯兌調整	(26,180)	(1,114)	(13,116)	(70,687)	(795)	(53,979)	–	–	(165,871)
本年度準備	36,553	12,959	86,064	125,834	4,134	203,927	1,707	–	471,178
收購附屬公司	187,560	5,568	139,396	995,950	3,952	747,099	–	–	2,079,525
出售時撇除	(19,696)	(4,681)	(13,633)	(113,479)	(1,242)	(15,588)	–	–	(168,319)
重新歸類	(64)	–	(11,890)	11,886	–	68	–	–	–
於二零零五年十二月三十一日	297,086	116,928	528,081	1,328,464	22,295	1,825,184	5,619	–	4,123,657
匯兌調整	20,395	541	13,386	56,495	601	45,522	–	–	136,940
本年度準備	31,807	17,387	87,844	116,227	3,282	193,020	1,711	–	451,278
出售時撇除	(34,275)	(7,926)	(16,079)	(35,893)	(2,394)	(179,109)	–	–	(275,676)
重新歸類	–	26	864	(878)	(137)	125	–	–	–
於二零零六年十二月三十一日	315,013	126,956	614,096	1,464,415	23,647	1,884,742	7,330	–	4,436,199
賬面淨值									
於二零零六年十二月三十一日	610,526	76,763	219,051	491,768	9,482	237,685	4,569	141,902	1,791,746
於二零零五年十二月三十一日	591,850	58,505	214,586	470,106	8,530	254,994	6,216	150,238	1,755,025

13. 僱員酬金

本集團五位最高薪酬人士其中四位(二零零五年：四位)為本公司之集團董事，彼等之酬金載於上文附註第12項。其餘一位(二零零五年：無)之酬金如下：

	二零零六年 *千港元*	二零零五年 *千港元*
薪金及其他福利	4,863	2,665
退休金計劃供款	23	12
	4,886	2,677

截至二零零六年及二零零五年十二月三十一日止兩個年度內，本集團概無支付酬金予包括董事在內之五位最高薪酬人士，作為鼓勵其加入或加入本集團之酬勞或離職之補償。上述兩個年度內，並無董事放棄酬金。

14. 已付股息

	二零零六年 *千港元*	二零零五年 *千港元*
已派末期股息：		
二零零五年：每股12.60港仙(二零零四年：每股12.50港仙)	184,609	169,651
已派中期股息：		
二零零六年：每股6.50港仙(二零零五年：每股6.00港仙)	95,236	81,818
	279,845	251,469

董事建議就本財政年度派發末期股息每股12.60港仙(二零零五年：每股12.60港仙)，惟尚須待股東週年大會上獲股東通過。

15. 每股盈利

母公司普通權益持有人應佔之每股基本及攤薄盈利乃根據以下數據計算：

	二零零六年 *千港元*	二零零五年 *千港元*
用作計算每股基本盈利之盈利：		
母公司權益持有人應佔本年度溢利	1,071,864	1,018,984
潛在普通股產生之攤薄影響：		
可換股債券實際利息	22,710	22,316
用作計算每股攤薄盈利之盈利	1,094,574	1,041,300
用作計算每股基本盈利之普通股加權平均數	1,464,595,829	1,385,789,675
潛在普通股產生之攤薄影響：		
優先認股權	30,435,277	41,186,410
可換股債券	65,922,585	65,922,585
用作計算每股攤薄盈利之普通股加權平均數	1,560,953,691	1,492,898,670

12. **董事酬金**

已付予或應付予九名(二零零五年：九名)董事之酬金如下：

截至二零零六年十二月三十一日止年度

	袍金 千港元	其他酬金 薪金及 其他福利 千港元	其他酬金 退休金 計劃供款 千港元	其他酬金 股份付款 千港元	酬金總額 千港元
Horst Julius Pudwill先生	–	25,516	12	–	25,528
鍾志平博士太平紳士	–	8,441	12	–	8,453
陳建華先生	–	5,977	12	–	5,989
陳志聰先生	–	6,039	12	–	6,051
Stephan Horst Pudwill先生	–	1,695	12	–	1,707
張定球先生	250	183	–	–	433
Joel Arthur Schleicher先生	250	305	–	–	555
Christopher Patrick Langley先生OBE	250	342	–		592
Manfred Kuhlmann先生	250	342	–	–	592
總額	1,000	48,840	60	–	49,900

截至二零零五年十二月三十一日止年度

	袍金 千港元	其他酬金 薪金及 其他福利 千港元	其他酬金 退休金 計劃供款 千港元	其他酬金 股份付款 千港元	酬金總額 千港元
Horst Julius Pudwill先生	10	18,989	12	–	19,011
鍾志平博士太平紳士	10	7,868	12	–	7,890
陳建華先生	10	5,726	12	–	5,748
陳志聰先生	10	5,737	12	–	5,759
張定球先生	10	–	–	–	10
浦上彰夫博士	–	–	–	–	–
Joel Arthur Schleicher先生	172	–	–	–	172
Christopher Patrick Langley先生OBE	172	–	–	–	172
Manfred Kuhlmann先生	172	–	–	417	589
總額	566	38,320	48	417	39,351

11. 本年度溢利

	二零零六年 *千港元*	二零零五年 *千港元*
本年度溢利已扣除(計入)下列各項：		
無形資產攤銷	89,417	47,084
核數師酬金	18,234	15,934
租賃預付款項攤銷	1,402	1,402
物業、廠房及設備折舊		
自置資產	441,970	456,449
根據融資租約持有之資產	9,308	14,729
匯兑(收益)／虧損	(8,438)	10,235
出售物業、廠房及設備之溢利	(6,926)	(2,690)
可供銷售投資之減值虧損	—	13,830
已確認經營租約支出：		
物業	125,756	114,300
汽車	39,439	38,582
廠房設備及機器	21,299	20,884
其他資產	23,794	24,312
員工成本		
董事酬金		
袍金	1,000	566
其他酬金	48,900	38,785
其他員工	2,006,006	2,024,449
退休金計劃供款(董事酬金內已包括者除外)		
界定供款計劃	93,331	103,840
界定福利計劃	21,102	47,877
	2,170,339	2,215,517

上文披露之員工成本並不包括研究及開發活動金額285,968,000港元(二零零五年：317,788,000港元)，該金額列入研究及開發費用內。

10. 稅項

	二零零六年 千港元	二零零五年 千港元
現行稅項：		
香港利得稅	52,813	67,955
以往年度不足（超額）撥備	3,272	(3,499)
	56,085	64,456
本年度溢利之海外稅項	187,453	163,776
以往年度不足撥備	(2,804)	5,038
	184,649	168,814
遞延稅項：		
本年度 *（附註42）*	(56,717)	(75,556)
	184,017	157,714

香港利得稅乃根據兩個年度估計應課稅溢利按17.5%之稅率計算。

其他司法權區之稅項按有關司法權區之適用稅率計算。

本年度之稅項開支對賬如下：

	二零零六年 千港元	二零零五年 千港元
除稅前溢利	1,263,086	1,216,881
按香港利得稅率計算之稅項	221,040	212,954
其他司法權區營運附屬公司不同稅率之影響	75,955	48,505
稅務上不可扣減開支之稅項影響	37,306	20,757
稅務上毋須課稅收入之稅項影響	(153,758)	(124,272)
未確認稅項虧損之稅項影響	14,448	16,307
確認以往未確認稅項虧損	(10,500)	(18,098)
以往年度不足（超額）撥備	468	1,539
其他	(942)	22
本年度稅項開支	184,017	157,714

遞延稅項詳情載於附註第42項。

(ii) 以下為按資產所在地區劃分之分類資產和增添之物業、廠房及設備與無形資產分析：

	分類資產賬面值		增添之物業、廠房及設備與無形資產	
	二零零六年	二零零五年	二零零六年	二零零五年
	千港元	千港元	千港元	千港元
香港及中華人民共和國(「中國」)	3,323,091	5,846,462	416,928	535,583
北美洲	9,619,512	10,366,136	155,701	3,478,153
歐洲及其他國家	3,609,106	3,257,388	195,406	134,672
	16,551,709	19,469,986	768,035	4,148,408

7. 營業額

營業額乃本集團於本年度內向外界客戶出售貨品，經扣除退貨及折扣後之已收及應收款項淨額之公平值，加上佣金收入及特許使用權收入，分析如下：

	二零零六年	二零零五年
	千港元	千港元
銷售貨品	21,751,691	22,320,353
佣金收入	6,403	12,222
特許使用權收入	64,503	25,812
	21,822,597	22,358,387

8. 利息收入

	二零零六年	二零零五年
	千港元	千港元
銀行存款利息收入	81,542	53,230
聯營公司欠款利息收入	9,912	7,138
	91,454	60,368

9. 財務成本

	二零零六年	二零零五年
	千港元	千港元
利息：		
須於五年內悉數償還之銀行貸款及透支	129,075	137,747
融資租約之承擔	6,805	8,142
定息票據	228,272	180,102
可換股債券實際利息開支	27,527	27,050
	391,679	353,041

資產負債表

二零零五年十二月三十一日

	電動工具	地板護理	激光儀及電子	綜合
	千港元	*千港元*	*千港元*	*千港元*
資產				
分類資產	16,758,492	2,229,624	481,870	19,469,986
於聯營公司應佔資產額				189,453
未分配企業資產				715,302
綜合資產總值				20,374,741
負債				
分類負債	(6,424,536)	(1,004,834)	(87,630)	(7,517,000)
未分配企業負債				(6,624,732)
綜合負債總額				(14,141,732)

其他資料

截至二零零五年十二月三十一日止年度

	電動工具	地板護理	激光儀及電子	綜合
	千港元	*千港元*	*千港元*	*千港元*
增添資本開支	4,070,172	62,329	15,907	4,148,408
折舊及攤銷	415,105	96,126	8,433	519,664
已確認之投資證券減值虧損	13,830	–	–	13,830

地域分析資料

(i) 以下為按地域市場劃分本集團之銷售額分析：

	營業額	
	二零零六年	二零零五年
	千港元	*千港元*
以地域市場劃分：		
北美洲	16,081,779	17,122,079
歐洲及其他國家	5,740,818	5,236,308
	21,822,597	22,358,387

資產負債表
二零零六年十二月三十一日

	電動工具 *千港元*	地板護理 *千港元*	激光儀及電子 *千港元*	綜合 *千港元*
資產				
分類資產	13,580,527	2,789,125	182,057	16,551,709
於聯營公司應佔資產額				192,989
未分配企業資產				4,575,603
綜合資產總值				21,320,301
負債				
分類負債	(5,756,797)	(1,393,539)	(172,345)	(7,322,681)
未分配企業負債				(6,919,645)
綜合負債總額				(14,242,326)

其他資料
截至二零零六年十二月三十一日止年度

	電動工具 *千港元*	地板護理 *千港元*	激光儀及電子 *千港元*	綜合 *千港元*
增添資本開支	665,394	89,826	12,815	768,035
折舊及攤銷	433,635	98,648	9,814	542,097

收入報表
截至二零零五年十二月三十一日止年度

	電動工具 *千港元*	地板護理 *千港元*	激光儀及電子 *千港元*	對銷 *千港元*	綜合 *千港元*
營業額					
對外銷售	17,176,671	4,525,858	655,858	–	22,358,387
分部間銷售	187,074	25,718	221,922	(434,714)	–
合計	17,363,745	4,551,576	877,780	(434,714)	22,358,387

分部間銷售按現行市場價格計算。

	電動工具 *千港元*	地板護理 *千港元*	激光儀及電子 *千港元*	對銷 *千港元*	綜合 *千港元*
業績					
分類業績	1,237,379	199,786	139,220	–	1,576,385
財務成本					(353,041)
分佔聯營公司業績					(6,463)
除税前溢利					1,216,881
税項					(157,714)
本年度溢利					1,059,167

(e) **金融工具之公平值**

財務資產及財務負債之公平值按以下方式釐定：

- 具備標準條款及條件並於活躍流通量市場買賣之財務資產及財務負債之公平值乃分別參考市場買入及賣出價計算；及

- 其他財務資產及財務負債(不包括衍生工具)之公平值乃根據公認定價模式，並按折現現金流量分析，採用目前可觀察之市場交易價格計算。

6. 業務及市場分析資料

業務分析資料

在管理上而言，本集團從事製造與經銷電器及電子產品業務。分析資料乃按照產品種類作為主要分析資料披露。

收入報表

截至二零零六年十二月三十一日止年度

	電動工具	地板護理	激光儀及電子	對銷	綜合
	千港元	*千港元*	*千港元*	*千港元*	*千港元*
營業額					
對外銷售	17,115,746	4,427,949	278,902	–	21,822,597
分部間銷售	14,914	188,768	18,331	(222,013)	–
合計	17,130,660	4,616,717	297,233	(222,013)	21,822,597

分部間銷售按現行市場價格計算。

	電動工具	地板護理	激光儀及電子	對銷	綜合
業績					
分類業績	1,462,030	156,757	36,873	–	1,655,660
財務成本					(391,679)
分佔聯營公司業績					(895)
除稅前溢利					1,263,086
稅項					(184,017)
本年度溢利					1,079,069

現情況主要取決於日後是否有足夠之未來溢利或應課税暫時差額以供動用。倘所產生實際未來溢利少於預期，遞延税項資產或會出現重大撥回。倘出現撥回，將於收入報表確認。

5. 財務風險管理目標及政策

本集團設有整體風險管理計劃，務求減低財務風險對本集團財務表現之潛在影響。

(a) 貨幣風險

本集團收益及成本主要以港元及美元列值。本公司多家海外附屬公司之銷售額及資產以外幣列值，令本集團面對外匯風險。為減輕外匯風險，本集團根據其風險管理政策，採用遠期外幣合約及期權對沖所承擔極有可能進行之外幣交易。儘管並未採用對沖會計法，但遠期外幣合約條款與相關交易極為吻合。

(b) 利率風險

(i) 現金流量利率風險

本集團之現金流量利率風險主要是關於其浮息銀行借款。就此等浮息借款而言，本集團之目標為保持若干借款在固定息率。為達致此目標，本集團維持浮息及固定息借款之均衡組合。管理層會持續監察利率波動，並於有需要時考慮對利率風險作對沖。

由於本集團之銀行結餘之現行市場利率波動，銀行結餘面對現金流量利率風險。董事認為本集團之短期銀行存款之利率風險不大，因附息銀行結餘於短期內到期。

(ii) 公平值利率風險

本集團的公平值利率風險乃關於定息利率票據。然而，管理層認為該風險對集團之影響不大。

(c) 信貸風險

倘交易方於二零零六年十二月三十一日未能履行彼等之承擔，則本集團就每類已確認之財務資產所須承受之最大信貸風險已於綜合資產負債表列值之資產之賬面金額反映。本集團進行周全的信貸評估，與潛在客戶建立業務關係前評核其財務狀況。本集團透過信貸控制程序，定期監控及報告該等風險，令信貸風險減至最低。

銀行存款及銀行結餘之信貸風險不高，因該等款項乃存放於具有良好信貸評級之銀行。

本集團並無明顯的信貸集中風險，風險分佈至多個交易方及客戶。

(d) 流動資金風險

本集團透過借貸及股本組合撥付業務營運所需。本集團於結算日擁有龐大現金結餘及足夠銀行融資，維持穩健的流動資金狀況。本集團擁有充足財務資源，配合其承諾及營運資金所需。

按權益結算以股份付款之交易

就本集團僱員獲授之認股權而所獲服務公平值乃按認股權授出日期釐定之公平值，於授出日期全數確認作開支，在授出優先認股權時即時歸屬，股本(僱員股份補償儲備)相應增加。

優先認股權獲行使時，先前於僱員股份補償儲備中確認之金額將轉移至股份溢價。當優先認股權遭沒收或於屆滿日仍未獲行使，則先前於優先認股權儲備中確認之金額將轉撥至保留盈利。

退休福利計劃

退休福利安排乃按照相關法例及規定而制訂。對界定供款退休福利計劃之供款於到期支付時列作開支入賬。

就界定退休福利計劃而言，提供福利成本按預算單位信貸法釐定，並於各結算日進行精算估值。超出本集團退休金責任現值與計劃資產公平值之較高者10.00%之精算盈虧，按參與僱員預期平均餘下工作年期攤銷。過往服務成本會即時確認，直至有關福利獲歸屬為止，否則按平均期間以直線基準攤銷，直至經修訂福利獲歸屬為止。任何以此計算方法得出的資產，均限於未確認精算虧損及過往服務成本，加上未來計劃供款可動用退款及扣款現值。

於資產負債表確認之金額指就未確認精算盈虧及未確認過往服務成本作出調整並按計劃資產公平值削減之界定福利責任現值。

4.　關鍵會計判斷及不確定估計的主要來源

導致需對下一財政年度內之資產及負債賬面值作出重大調整之主要風險之有關未來主要假設，以及其他引致不確定性的重大估計來源披露如下。

估計商譽減值

釐定商譽是否出現減值須估計獲分配商譽之現金產生單位之使用價值。使用價值計算要求本集團估計預期產生自現金產生單位之日後現金流量及合適之折現率以計算現值。截至二零零六年十二月三十一日，商譽之賬面值為4,042,996,000港元。可收回金額計算方法之詳情於附註第20項披露。

無形資產估計減值

年內，管理層重新考慮其無形資產賬面值。管理層有信心資產賬面值將悉數撥回。管理層考慮到預期項目所得收益及預期產生自項目之日後現金流量，以及相關項目進展，以確定無形資產是否有減值。倘所產生實際收益和日後現金流量少於預期，重大的減值可能發生。管理層將密切注視此情況，倘日後市場情況顯示作出調整屬恰當，會於日後期間作出有關調整。

所得稅

於二零零六年十二月三十一日，有關未動用稅項虧損之195,563,000港元及有關僱員相關撥備之156,598,000港元之遞延稅項資產已於本集團資產負債表確認。遞延稅項資產之可變

額乃基於商譽或因一項不影響稅務溢利或會計溢利之交易(業務合併除外)而開始確認其他資產及負債所引致，則有關資產及負債不予確認。

遞延稅項負債按於附屬公司及聯營公司之投資所引致之應課稅暫時差額而予以確認，惟本集團可控制撥回之暫時差額及可能不會於可見將來撥回之暫時差額除外。

遞延稅項資產之賬面值會於每個結算日予以檢討，並在不可能再有充足應課稅溢利之情況下，遞減至可收回全部或部分資產。

遞延稅項按預計於償還負債或變現資產期間適用之稅率計算。遞延稅項於收入報表內扣除或計入，惟倘有關稅項與直接扣自或計入股本之項目相關，於此情況下，遞延稅項亦於股本處理。

外幣

於編製各個別集團實體之財務報表時，以該實體功能貨幣以外之貨幣(外幣)進行之交易均按交易日期之適用匯率以功能貨幣(即該實體經營所在主要經濟地區之貨幣)記賬。於各結算日，以外幣列值之貨幣項目均按結算日之適用匯率重新換算。以外幣列值按公平值入賬之非貨幣項目按釐定公平值當日適用之匯率重新換算。非貨幣項目乃按外幣過往成本計算，毋須重新換算。

於結算及換算貨幣項目時產生之匯兌差額，均於其產生期間內於損益中確認。以公平值列值之非貨幣項目經重新換算後產生之匯兑差額，於該期間計入損益內，惟重新換算直接於權益內確認盈虧之非貨幣項目產生之差額除外，在此情況下，匯兑差額亦直接於權益內確認。

就呈列綜合財務報表而言，本集團海外業務之資產及負債乃按於結算日適用匯率換算為本公司之呈列貨幣(即港元)，而其收入與支出乃按該年度之平均匯率換算，除非匯率於該期間內出現動大波幅則作別論，於此情況下，則採用交易當日之適用匯率。所產生之匯兑差額(如有)乃確認作權益之獨立部分(換算儲備)。該等匯兑差額乃於海外業務售出之期間內於損益確認。

於二零零六年一月一日或之後，於收購海外業務時產生之有關所收購可予識別資產之商譽及公平值調整乃視為該海外業務之資產及負債處理，並按於結算日之適用匯率換算。換算產生之匯兑差額乃於換算儲備內確認。

於二零零五年一月一日前，於收購海外業務時產生之商譽及公平值調整乃視為該收購者之非貨幣外幣項目處理，並按收購當日之適用過往匯率呈報。

借款成本

所有借款成本於產生期間內被確認為開支。

剔除確認

當收取資產現金流量權利屆滿或本集團已轉讓大致上所有財務資產之擁有權風險及回報時，會剔除確認財務資產。於剔除確認財務資產時，資產賬面值及已收代價與直接於股本確認之累計盈虧的總和已於損益確認。

當有關合約所訂明債務獲解除、註銷或屆滿時，財務負債會自資產負債表剔除。所剔除財務負債賬面值與代價間之差額於損益確認。

撥備

當本集團因過往事件承擔現有債務，且本集團可能須償付該項債務時，會確認撥備。撥備按董事所作最佳估計於結算日用作償還債務之開支計算，並於出現重大影響時貼現現值。

保用撥備於產品售出時按過往維修及更換程度數據所得估計成本確認。

存貨

存貨按成本與可變現淨值兩者中之較低者列賬。成本包括直接原料及(如適用)直接勞工成本及將存貨運至處於其現有位置及狀況所引致之開支。成本採用先入先出法計算。

收益確認

營業額乃本集團向外界客戶出售貨品，經扣除退貨及折扣後之已收及應收款項淨額之公平值，加上佣金收入及特許使用權收入。

當出售之貨品已付運及擁有權已轉移時，貨品銷售獲確認。

佣金收入於服務提供時確認。

特許使用權收入乃按照相關協議之內容按時間比例確認。

財務資產之利息收入於參考未償還本金額後按適用實際利率以時間基準累計。適用實際利率乃透過財務資產預計年期將估計日後收取之現金款項貼現至該項資產之賬面淨值。

税項

所得税開支乃為現行應繳税項與遞延税項之總額。

現行應繳税項根據本年度之應課税溢利計算。應課税溢利與綜合收入報表內呈報之溢利兩者差額乃基於其並無計入其他年度之應課税或可扣減收支項目，亦無計入毋須課税或不獲扣減之收入報表項目所致。本集團即期税項負債利用結算日頒佈或實際上頒佈之税率計算。

遞延税項乃為財務報表內資產及負債賬面值與計算應課税溢利所用相應税基間之差額，並採用資產負債表負債法入賬。遞延税項負債一般按所有應課税暫時差額予以確認，而遞延税項資產之確認額度以可用作抵銷可能產生應課税溢利之可扣減暫時差額為限。倘若暫時差

銷售賬款、票據及其他應收賬、應收聯營公司銷售賬款及銀行結餘

銷售賬款、票據及其他應收賬、應收聯營公司銷售賬款及銀行結餘初步按公平值確認，其後利用實際息率法按攤銷成本計算，減任何已識別減值虧損。當有客觀證據顯示資產減值，減值虧損會於損益確認。減值虧損及銀行結餘金額按資產賬面值與按原定實際利率貼現之估計未來現金流量現值間之差額計算。當資產可收回金額增加客觀而言與確認減值後發生之事件相關時，減值虧損會於其後期間撥回，並須以於減值撥回當日資產賬面值不超過減值未獲確認原應攤銷之成本所限。

財務負債及股本

集團實體發行之財務負債及股本工具乃根據合同安排之內容與財務負債及股本工具之定義分類。

股本工具乃集團於扣減其所有負債後之資產中剩餘之任何權益合同。

可換股債券

本公司所發行包含財務負債及股本部分之可換股債券於初步確認時獲獨立分類為相關負債及股本部分。於初步確認時，負債部分之公平值按類似非兑換債務之現行市場利率釐定。發行可換股債券所得款項與負債部分獲指派之公平值(指持有人可兑換債券為股本之包含認購期權)間差額已計入股本(可換股債券股本儲備)。

可換股債券之負債部分於其後期間利用實際權益法按攤銷成本列賬。股本部分指可兑換負債部分為本公司普通股之選擇權，將保留於可換股債券股本儲備，直至包含選擇權獲行使為止。倘該項選擇權於屆滿日期仍未行使，可換股債券股本儲備所示結餘將撥回保留溢利。該項選擇權獲兑換或屆滿時，相關盈虧不會於損益確認。

與發行可換股債券相關之交易成本按所得款項分配比例分配至負債及股本部分。股本部分相關之交易成本直接於股本扣除。負債部分相關之交易成本計入負債部分之賬面值，並利用實際利率法按可換股債券期間攤銷。

採購賬款、票據及其他應付賬、應付一家聯營公司採購賬款及借款

採購賬款、票據及其他應付賬、應付一家聯營公司採購賬款及借款初步按公平值計算，其後利用實際利率法按攤銷成本計算。

股本工具

本公司發行之股本工具按所收取款項扣除直接發行成本入賬。

衍生金融工具

本集團採用主要由遠期合約及貨幣掉期組成之衍生金融工具，以對沖其貨幣風險。該等衍生工具按公平值計算，惟獲指派為有效對沖工具則除外。

興建中作為生產、出租或行政用途或仍未定出用途之物業，均按成本扣除任何確定減值虧損後列賬。成本包括按照本集團之會計政策已撥充資產之專業費用。此等資產採用與其他物業、廠房及設備相同之基準，於資產準備作預定用途時開始計算折舊。

根據融資租約持有之資產乃按其預計可用年限或租約年期兩者中之較短者，採用與自置資產相同之基準計算折舊。

物業、廠房及設備項目於出售或當預期不能藉持續使用該項資產而產生未來經濟利益時剔除確認。剔除確認資產所產生收益或虧損乃按該項資產出售所得款項淨額與賬面值的差額計算計入該資產被剔除確認之該年度綜合收入報表內。

商譽以外之減值虧損及不確定年期之無形資產

於各結算日，本集團將審閱其有形及有確定年期無形資產之賬面值，以釐定該等資產是否存在任何減值虧損跡象。倘資產之可收回金額估計低於其賬面金額，則資產之賬面金額將下調至其可收回金額水平。減值虧損會即時確認為開支。

倘減值虧損於其後獲撥回，則資產之賬面金額將可增加至經調整之估計可收回金額水平。減值虧損之撥回會即時確認為收入。

金融工具

倘集團實體成為金融工具合約發起訂約方時，財務資產及財務負債於資產負債表確認。財務資產及財務負債初步按公平值計量。因收購或發行財務資產及財務負債(於溢利或虧損按公平值列賬之財務資產及財務負債除外)而直接產生之交易成本，於初步確認時計入財務資產或財務負債(如適用)之公平值或自財務資產或財務負債(如適用)之公平值扣除。收購於溢利或虧損按公平值列賬之財務資產及財務負債直接產生之交易成本即時於溢利或虧損確認。

財務資產

可供出售投資

於活躍市場並無市場報價且未能可靠計算公平值之可供出售投資，乃於初步確認後在各結算日按成本值扣除任何可識別減值虧損計算。當有客觀證據顯示資產減值，減值虧損會於損益確認。減值虧損金額按資產賬面值與按類似財務資產現行市場回報率貼現之估計未來現金流量現值間之差額計算。該等減值虧損不可於其後期間撥回。

按公平值於溢利或虧損列賬之金融資產

按公平值於溢利或虧損列賬之金融資產包括持作買賣之投資。

於初步確認後之各結算日，按公平值於溢利或虧損列賬之金融資產乃按公平值計算，而公平值之變動乃於產生期間直接於溢利或虧損確認。

減值

具無特定可使用年期之無形資產每年透過比較其賬面值與其可收回金額以檢測減值，而不論是否有任何跡象顯示可能出現減值。倘若資產之可收回款額估計低於其賬面值，則該資產之賬面值會被遞減至可收回款額之水平。減值虧損會即時被確認為開支。

倘若其後撥回減值虧損，則該資產之賬面值增至其經修訂估計可收回款額。減值虧損之撥回即時確認為收入。

具有特定使用年期之無形資產於有跡象顯示該資產可能減值時檢測減值。

租約

凡租約條款實質上將資產擁有權附帶之一切風險及回報撥歸予承租人之租約，均列為融資租約。所有其他租約歸類為經營租約。

根據融資租約持有之資產按其於租約開始時之公平價值或按最低租賃款項之現值兩者之較低者確認為本集團之資產。該出租人之相應負債列入綜合資產負債表內作為融資租約之承擔。租約付款按比例分攤為融資費用及租約承擔減少，從而讓該等負債應付餘額以固定息率計算。融資費用直接於溢利或虧損內扣除。

經營租約之應付租金按有關租賃年期以直線法在溢利或虧損內扣除。

租賃預付款項

在租賃分類中，租賃土地及樓宇的土地與樓宇部分須分開計算。租約期限屆滿而預計業權不會轉予承租人之租賃土地歸類為經營租賃，除非租賃款項無法可靠地在土地及樓宇部分之間作出分配，在該情況下，整份租賃一般作為融資租賃處理。

物業、廠房及設備

物業、廠房及設備(在建工程除外)乃按成本扣除其後累計折舊及累計減值虧損列賬。

物業、廠房及設備(在建工程除外)之折舊乃計及其估計剩餘價值後，按其估計可用年限，以直線法撇銷其成本，所採用之年率如下：

永久業權土地	無
樓宇	4%
租約物業裝修	2.5%－25%
辦公室設備、傢俬及裝置	10%－33¹/₃%
廠房設備及機器	10%－25%
汽車	18%－25%
鋼模及工具	20%－33¹/₃%
船舶	20%

位會於該財政年度結束前進行減值檢測。當現金產生單位之可收回金額少於該單位賬面值時，減值虧損會首先分配至減少該單位獲分配之任何商譽賬面值，繼而以該單位內各資產之賬面值為基準按比例分配至該單位內其他資產。任何商譽減值虧損於綜合收入報表直接確認。商譽減值虧損不會於其後期間撥回。

於其後出售附屬公司時，在釐定其出售溢利或虧損時須計入應佔撥充資本商譽。

於附屬公司之投資

於附屬公司之投資乃按成本扣除任何確定減值虧損後列於本公司之資產負債表。附屬公司業績按已收及應收股息計入本公司賬目。

於聯營公司應佔資產額

聯營公司指投資者對其發揮重大影響力之實體，既不是附屬公司，亦不是合資企業。聯營公司之業績及資產與負債按權益會計法綜合計入此等綜合財務報表。根據權益法，於聯營公司之投資於綜合資產負債表按成本列賬，並就本集團應佔聯營公司資產淨值變動之收購後變動調整，減任何已識別減值虧損。倘本集團應佔聯營公司之虧損相等於或超出其於該聯營公司之權益(包括實際組成本集團於該聯營公司投資淨額之部分之任何長期權益)，則本集團終止確認其應佔之進一步虧損。僅會於本集團產生法定或推定責任或代表該聯營公司支付款項之情況下，方會就分佔額外虧損作出撥備，並確認負債。

倘集團實體與本集團聯營公司進行交易，溢利與虧損按本集團於有關聯營公司之權益攤銷。

無形資產

於初步確認時，個別收購及自業務合併產生之無形資產分別按成本及公平值確認。初步確認後，具有特定使用年期之無形資產按成本減任何累計攤銷及任何累計減值虧損入賬。具有特定使用年期之無形資產攤銷以直線法於其估計可使用年期攤銷。具特定可使用年期之無形資產以直線法於四至十年攤銷。另外，無特定可使用年期之無形資產按成本減任何其後累計減值虧損入賬。

剔除確認無形資產產生之收益或虧損按出售所得款項淨額與該資產賬面值之差額計量，並於該資產剔除確認時在收入報表確認。

研發支出

研究工作之開支乃於其產生期間確認為開支。

自開發支出產生之內部產生無形資產，僅在能明確界定之項目所產生之開發成本預期可透過日後商業活動收回之情況下方予確認。就此產生之資產乃按其可用年限以直線法攤銷，並按成本值減其後累計攤銷及任何累計減值虧損列值。

倘無法確認內部產生無形資產，則開發支出於其產生期間自溢利或虧損扣除。

3. 主要會計政策

除若干金融工具按公平值計量(詳情見下文所載會計政策)外，綜合財務報表乃以歷史成本法編製。

綜合財務報表乃根據香港會計師公會頒佈之香港財務報告準則編製。此外，綜合財務報表包括聯交所證券上市規則及公司條例規定之適用披露。

綜合賬目基準

綜合財務報表包括本公司及其附屬公司截至每年十二月三十一日止之財務報表。倘本公司有能力監管實體之財務及營運政策以從其業務中獲利，則已取得控制權。集團內公司間之一切重大交易及結餘已於綜合賬目時對銷。

如有需要，可就附屬公司財務報表作出調整，使其會計政策與本集團其他成員公司所採用者貫徹一致。

於本年度內所收購或出售之附屬公司之業績乃由收購或出售之生效日期(如適用)起列入綜合收入報表。

於綜合附屬公司資產淨值之少數股東權益與本集團於綜合附屬公司之權益分開呈列。資產淨值之少數股東權益包括於原有業務合併日期有關權益金額，以及自合併日期以來少數股東應佔權益變動。少數股東應佔虧損若超過少數股東於附屬公司所佔權益，超出部分分配予本集團權益，惟少數股東有具約束力之責任，並有能力作出額外投資以彌補該等虧損則除外。

於增購附屬公司權益時，商譽乃按照已就額外權益支付之代價與所收購附屬公司額外權益應佔淨資產公平值之差額乃借記入特別儲備。倘本集團於附屬公司淨資產之額外權益超過就額外權益支付之代價，則超出部分會即時於綜合收入報表確認。

商譽

於二零零五年一月一日前進行收購所產生商譽

協議日期為二零零五年一月一日前之收購附屬公司所產生商譽，乃指收購成本超出本集團於收購當日於有關附屬公司可識別資產及負債公平價值權益的差額。

就收購所產生於早前撥充資本之商譽而言，本集團自二零零五年一月一日起已終止攤銷，而有關商譽會按年及倘有跡象顯示與商譽相關之現金產生單位可能出現減值時進行測檢。

於二零零五年一月一日或之後進行收購所產生商譽

協議日期為二零零五年一月一日或之後收購附屬公司所產生商譽，乃指收購成本超出本集團於收購當日於有關附屬公司可識別資產、負債及或然負債公平價值權益的差額。有關商譽按成本值減任何累計減值虧損列賬。

收購附屬公司所產生撥充資本商譽於資產負債表分開呈列。

就減值檢測而言，收購所產生商譽分配予預期會受惠於收購協同效益之各相關現金流量單位或現金流量單位組別。獲分配商譽之現金產生單位會按年及倘有跡象顯示有關單位可能出現減值時進行測檢。就於財政年度內進行收購所產生商譽而言，獲分配商譽之現金產生單

綜合財務報表附註

截至二零零六年十二月三十一日止年度

1. 一般資料

本公司為在香港註冊成立之公眾有限公司，其股份在香港聯合交易所有限公司（「聯交所」）上市。本公司之註冊辦事處地址及主要營業地點位於香港新界荃灣青山公路388號中國染廠大廈24樓。

本集團之主要業務為製造與經銷電器及電子產品。

由於本公司乃一家於香港註冊成立的公眾有限公司，而本公司之主要營業地點位於香港，故綜合財務報表以港元列示。本公司之功能貨幣為美元。

2. 應用新訂香港財務報告準則

本集團於本年度首次採用香港會計師公會（「香港會計師公會」）頒佈之新準則、多項修訂及詮釋（「新訂香港財務報告準則」），該等準則於二零零五年十二月一日或二零零六年一月一日或以後開始之會計期間生效。採用新訂香港財務報告準則概無對本期間或以往會計期間之編製及呈列方式構成重大影響。因此，無需作出上一期間調整。

本集團並無提前採納下列已頒佈但尚未生效之新準則、修訂或詮釋。本公司董事預期，應用該等準則、修訂或詮釋將不會對本集團之業績及財務狀況之編製及呈列方式造成重大影響。

香港會計準則第1號（修訂）	資本披露[1]
香港財務報告準則第7號	金融工具：披露[1]
香港財務報告準則第8號	經營分類[2]
香港（國際財務報告詮釋委員會）－詮釋第7號	應用香港會計準則第29號「嚴重通脹經濟中的財務報告」下之重列方法[3]
香港（國際財務報告詮釋委員會）－詮釋第8號	香港財務報告準則第2號之範圍[4]
香港（國際財務報告詮釋委員會）－詮釋第9號	重新評估嵌入式衍生工具[5]
香港（國際財務報告詮釋委員會）－詮釋第10號	中期財務報告及減值[6]
香港（國際財務報告詮釋委員會）－詮釋第11號	香港財務報告準則第2號－集團及庫存股份交易[7]
香港（國際財務報告詮釋委員會）－詮釋第12號	服務經營權安排[8]

[1] 於二零零七年一月一日或以後開始之年度期間生效
[2] 於二零零九年一月一日或以後開始之年度期間生效
[3] 於二零零六年三月一日或以後開始之年度期間生效
[4] 於二零零六年五月一日或以後開始之年度期間生效
[5] 於二零零六年六月一日或以後開始之年度期間生效
[6] 於二零零六年十一月一日或以後開始之年度期間生效
[7] 於二零零七年三月一日或以後開始之年度期間生效
[8] 於二零零八年一月一日或以後開始之年度期間生效

	附註	二零零六年 千港元 (附註53)	二零零五年 千港元 (附註53)	二零零六年 千美元	二零零五年 千美元
投資活動					
購買物業、廠房及設備		(471,742)	(525,334)	(60,480)	(67,351)
添置無形資產		(242,846)	(261,070)	(31,134)	(33,470)
收購一家附屬公司額外權益		(54,074)	–	(6,933)	–
過往年度收購附屬公司已付之額外代價	18	–	(12,807)	–	(1,642)
購買可供出售投資		(27,757)	(1,000)	(3,559)	(128)
聯營公司借款		(4,431)	(36,555)	(568)	(4,686)
已收利息		91,454	60,368	11,725	7,739
出售物業、廠房及設備所得款項		34,913	71,933	4,476	9,222
收購附屬公司(扣除所購入現金及現金等額)	43	–	(4,769,329)	–	(611,452)
租賃預付款項增加		–	(63,674)	–	(8,163)
用於投資活動之現金淨額		(674,483)	(5,537,468)	(86,473)	(709,931)
融資活動					
具追溯權之貼現票據增加(減少)		399,984	(1,107,793)	51,280	(142,025)
取得之新銀行貸款		295,247	5,202,095	37,852	666,935
信託收據貸款增加(減少)		24,744	(87,309)	3,172	(11,193)
發行股份所得款項		22,390	1,933,140	2,871	247,838
已派股息		(279,845)	(251,469)	(35,878)	(32,240)
償還銀行貸款		(98,716)	(4,135,671)	(12,656)	(530,214)
已付少數權益股東股息		(39,005)	–	(5,001)	–
償還融資租約之承擔		(13,346)	(11,397)	(1,711)	(1,461)
發行定息票據所得款項		–	1,538,458	–	197,238
來自融資活動之現金淨額		311,453	3,080,054	39,929	394,878
現金及現金等額減少淨額		(294,242)	(1,586,582)	(37,725)	(203,409)
年初之現金及現金等額		3,807,194	5,314,518	488,102	681,349
匯率變動之影響		(62,879)	79,258	(8,060)	10,162
年終之現金及現金等額		3,450,073	3,807,194	442,317	488,102
現金及現金等額結餘之分析					
可分為：					
銀行結餘、存款及現金		3,718,798	4,046,122	476,769	518,734
銀行透支		(268,725)	(238,928)	(34,452)	(30,632)
		3,450,073	3,807,194	442,317	488,102

綜合現金流量表

截至二零零六年十二月三十一日止年度

	附註	二零零六年 千港元 (附註53)	二零零五年 千港元 (附註53)	二零零六年 千美元	二零零五年 千美元
經營活動					
除税前溢利		1,263,086	1,216,881	161,934	156,010
調整：					
無形資產攤銷／撇賬		89,417	49,125	11,464	6,298
租賃預付款項攤銷		1,402	1,402	180	180
物業、廠房及設備折舊		451,278	471,178	57,856	60,407
僱員股份付款開支		7,091	6,703	909	859
財務成本		391,679	353,041	50,215	45,262
已確認之證券投資減值虧損		–	13,830	–	1,773
利息收入		(91,454)	(60,368)	(11,725)	(7,739)
出售物業、廠房及設備之溢利		(6,926)	(2,690)	(888)	(345)
應佔聯營公司業績		895	6,463	115	828
營運資金變動前之經營現金流		2,106,468	2,055,565	270,060	263,533
存貨減少(增加)		40,697	(361,469)	5,218	(46,342)
銷售賬款及其他應收賬、訂金及預付款項(增加)減少		(549,199)	86,729	(70,410)	11,119
應收票據增加		(133,105)	(103,654)	(17,065)	(13,289)
聯營公司銷售賬款增加		(7,244)	(63)	(929)	(8)
於香港持作買賣投資增加		(7,800)	–	(1,000)	–
採購賬款及其他應付賬減少		(522,540)	(77,872)	(66,992)	(9,984)
應付票據(減少)增加		(215,509)	40,820	(27,629)	5,233
保用撥備增加		26,164	9,177	3,354	1,177
聯營公司採購賬款(減少)增加		(10,135)	353	(1,299)	45
退休福利責任減少		(25,729)	(87,675)	(3,299)	(11,240)
經營所得現金		702,068	1,561,911	90,009	200,244
已付利息		(364,152)	(325,991)	(46,686)	(41,794)
已付香港利得税		(59,577)	(109,349)	(7,638)	(14,019)
已付海外税項		(227,893)	(258,064)	(29,217)	(33,085)
獲退還香港利得税		440	–	56	–
獲退還海外税款		17,902	2,325	2,295	298
來自經營活動之現金淨額		68,788	870,832	8,819	111,644

綜合權益變動表

截至二零零六年十二月三十一日止年度

	母公司權益持有人應佔權益								
	股本	股份溢價	可換股債券股本儲備	換算儲備	僱員股份補償儲備	保留溢利	總額	少數股東權益	權益總額
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二零零五年一月一日	135,230	810,611	26,334	71,498	–	2,439,011	3,482,684	82,032	3,564,716
換算海外業務之匯兌差額	–	–	–	(76,622)	–	–	(76,622)	(1,545)	(78,167)
分佔一家聯營公司儲備	–	–	–	(1,081)	–	–	(1,081)	–	(1,081)
直接於權益確認之淨虧損	–	–	–	(77,703)	–	–	(77,703)	(1,545)	(79,248)
本年度溢利	–	–	–	–	–	1,018,984	1,018,984	40,183	1,059,167
已確認本年度收入及開支總額	–	–	–	(77,703)	–	1,018,984	941,281	38,638	979,919
按溢價發行股份	10,942	1,956,700	–	–	–	–	1,967,642	–	1,967,642
源自發行新股份之交易成本	–	(34,502)	–	–	–	–	(34,502)	–	(34,502)
確認股本結算股份付款	–	–	–	–	6,703	–	6,703	–	6,703
末期股息－二零零四年	–	–	–	–	–	(169,651)	(169,651)	–	(169,651)
中期股息－二零零五年	–	–	–	–	–	(81,818)	(81,818)	–	(81,818)
於二零零五年十二月三十一日	146,172	2,732,809	26,334	(6,205)	6,703	3,206,526	6,112,339	120,670	6,233,009
換算海外業務之匯兌差額	–	–	–	62,691	–	–	62,691	146	62,837
直接於權益確認之淨收入	–	–	–	62,691	–	–	62,691	146	62,837
本年度溢利	–	–	–	–	–	1,071,864	1,071,864	7,205	1,079,069
已確認本年度收入及開支總額	–	–	–	62,691	–	1,071,864	1,134,555	7,351	1,141,906
按溢價發行股份	350	22,040	–	–	–	–	22,390	–	22,390
確認股本結算股份付款	–	–	–	–	7,091	–	7,091	–	7,091
末期股息－二零零五年	–	–	–	–	–	(184,609)	(184,609)	–	(184,609)
中期股息－二零零六年	–	–	–	–	–	(95,236)	(95,236)	–	(95,236)
中期股息－二零零六年，由一家附屬公司支付少數權益股東	–	–	–	–	–	–	–	(39,005)	(39,005)
增購一家附屬公司之權益	–	–	–	–	–	–	–	(7,571)	(7,571)
於二零零六年十二月三十一日	146,522	2,754,849	26,334	56,486	13,794	3,998,545	6,996,530	81,445	7,077,975

資產負債表
二零零六年十二月三十一日

	附註	二零零六年 千港元	二零零五年 千港元
資產			
非流動資產			
物業、廠房及設備	16	196,753	196,832
租賃預付款項	17	4,514	4,643
無形資產	19	220,192	138,579
於附屬公司之投資	21	630,546	551,396
於聯營公司應佔資產額	22	184,638	173,026
可供出售投資	23	1,195	1,195
		1,237,838	1,065,671
流動資產			
存貨	24	428,805	333,683
銷售賬款及其他應收賬	25	44,663	42,362
訂金及預付款項		406,444	195,605
應收票據	26	349,825	200,754
可退回税項		–	4,637
應收附屬公司之款項	27	5,969,107	5,608,841
銀行結餘、存款及現金	30	1,347,008	2,442,099
		8,545,852	8,827,981
流動負債			
採購賬款及其他應付賬	31	639,384	878,734
應付票據	32	312,553	482,758
應付附屬公司之款項	27	17,934	416,118
應付聯營公司之款項	34	11,811	21,946
應繳税項		10,126	–
具追溯權之貼現票據	36	1,859,874	1,557,483
無抵押借款－於一年內到期	38	38,889	234,000
		2,890,571	3,591,039
流動資產淨值		5,655,281	5,236,942
資產總值減流動負債		6,893,119	6,302,613
股本與儲備			
股本	39	146,522	146,172
儲備	40	5,391,935	5,057,800
		5,538,457	5,203,972
非流動負債			
可換股債券	37	1,105,834	1,078,307
無抵押借款－於一年後到期	38	233,334	–
遞延税項負債	42	15,494	20,334
		1,354,662	1,098,641
		6,893,119	6,302,613

綜合資產負債表（續）

	附註	二零零六年 千港元 (附註53)	二零零五年 千港元 (附註53)	二零零六年 千美元	二零零五年 千美元
股本與儲備					
股本	39	146,522	146,172	18,785	18,740
儲備		6,850,008	5,966,167	878,208	764,895
母公司權益持有人應佔權益		6,996,530	6,112,339	896,993	783,635
少數股東權益		81,445	120,670	10,442	15,471
權益總額		7,077,975	6,233,009	907,435	799,106
非流動負債					
融資租約之承擔－於一年後到期	35	125,529	125,467	16,093	16,086
可換股債券	37	1,105,834	1,078,307	141,774	138,244
無抵押借款－於一年後到期	38	4,464,353	4,225,411	572,353	541,719
退休福利責任	41	834,087	786,337	106,934	100,812
遞延稅項負債	42	498,466	515,211	63,906	66,053
		7,028,269	6,730,733	901,060	862,914
		14,106,244	12,963,742	1,808,495	1,662,020

綜合資產負債表

二零零六年十二月三十一日

	附註	二零零六年 千港元 (附註53)	二零零五年 千港元 (附註53)	二零零六年 千美元	二零零五年 千美元
資產					
非流動資產					
物業、廠房及設備	16	1,791,746	1,755,025	229,711	225,003
租賃預付款項	17	66,659	65,829	8,546	8,440
商譽	18	4,042,996	3,990,967	518,333	511,662
無形資產	19	1,620,181	1,461,453	207,716	187,366
於聯營公司應佔資產額	22	192,989	189,453	24,742	24,289
可供出售投資	23	43,315	15,558	5,553	1,994
遞延税項資產	42	706,493	646,758	90,576	82,918
		8,464,379	8,125,043	1,085,177	1,041,672
流動資產					
存貨	24	4,019,883	3,971,216	515,370	509,130
銷售賬款及其他應收賬	25	3,827,038	3,265,355	490,646	418,635
訂金及預付款項		544,977	466,030	69,869	59,748
應收票據	26	578,560	431,121	74,174	55,272
可退回税款		150,312	68,544	19,271	8,788
聯營公司銷售賬款	28	8,554	1,310	1,097	168
於香港持作買賣投資	29	7,800	–	1,000	–
銀行結餘、存款及現金	30	3,718,798	4,046,122	476,769	518,734
		12,855,922	12,249,698	1,648,196	1,570,475
流動負債					
採購賬款及其他應付賬	31	3,118,120	3,590,699	399,759	460,346
應付票據	32	335,455	550,964	43,007	70,636
保用撥備	33	369,638	338,211	47,389	43,360
聯營公司採購賬款	34	11,811	21,946	1,514	2,814
應繳税項		168,769	116,624	21,637	14,952
融資租約之承擔－於一年內到期	35	18,535	18,107	2,376	2,321
具追溯權之貼現票據	36	2,501,155	2,101,171	320,661	269,381
無抵押借款－於一年內到期	38	421,849	434,349	54,083	55,685
銀行透支		268,725	238,928	34,452	30,632
		7,214,057	7,410,999	924,878	950,127
流動資產淨值		5,641,865	4,838,699	723,318	620,348
資產總值減流動負債		14,106,244	12,963,742	1,808,495	1,662,020

2. 截至二零零六年十二月三十一日止兩個年度之經審核財務報表

下列截至二零零六年十二月三十一日及二零零五年十二月三十一日止兩個年度之經審核綜合收入報表、於二零零六年十二月三十一日及二零零五年十二月三十一日之本集團經審核綜合資產負債表及本公司經審核綜合資產負債表、截至二零零六年十二月三十一日及二零零五年十二月三十一日止兩個年度之本集團經審核綜合權益變動表及本集團經審核綜合現金流量表，連同該等報表之附註乃摘錄自截至二零零六年十二月三十一日止年度之本公司年報：

綜合收入報表
截至二零零六年十二月三十一日止年度

	附註	二零零六年 千港元 (附註53)	二零零五年 千港元 (附註53)	二零零六年 千美元	二零零五年 千美元
營業額	7	21,822,597	22,358,387	2,797,769	2,866,460
銷售成本		(14,929,737)	(15,416,176)	(1,914,069)	(1,976,433)
毛利總額		6,892,860	6,942,211	883,700	890,027
其他收入		43,423	46,630	5,567	5,978
利息收入	8	91,454	60,368	11,725	7,739
銷售、分銷、宣傳及保用費用		(2,529,631)	(2,537,555)	(324,312)	(325,328)
行政費用		(2,414,135)	(2,443,035)	(309,504)	(313,208)
研究及開發費用		(428,311)	(492,234)	(54,912)	(63,107)
財務成本	9	(391,679)	(353,041)	(50,215)	(45,262)
未計應佔聯營公司業績及稅項前溢利		1,263,981	1,223,344	162,049	156,839
應佔聯營公司業績		(895)	(6,463)	(115)	(829)
除稅前溢利		1,263,086	1,216,881	161,934	156,010
稅項	10	(184,017)	(157,714)	(23,592)	(20,220)
本年度溢利	11	1,079,069	1,059,167	138,342	135,790
應佔份額：					
母公司權益持有人		1,071,864	1,018,984	137,418	130,638
少數股東權益		7,205	40,183	924	5,152
		1,079,069	1,059,167	138,342	135,790
已付股息	14	279,845	251,469	35,878	32,240
每股盈利(港仙／美仙)	15				
基本		73.18	73.53	9.38	9.43
攤薄		70.12	69.75	8.99	8.94

1. 財務概要

下文載述本集團截至二零零四年、二零零五年及二零零六年十二月三十一日止三個財政年度各年之經審核業績及財務狀況概要，乃摘錄自本公司有關年度之年報。德勤關黃陳方會計師行發出之無保留獨立核數師報告載於本集團截至二零零四年、二零零五年及二零零六年十二月三十一日止三個財政年度各年之年報。根據創科實業於上述各期間之年度報告，於截至二零零六年十二月三十一日止三個年度各年，本集團概無任何特殊項目或非經常項目。

業績

	截至十二月三十一日止年度		
	二零零六年	二零零五年	二零零四年
	千港元	*千港元*	*千港元*
營業額	21,822,597	22,358,387	16,304,140
未計應佔聯營公司業績及稅項前溢利	1,263,981	1,223,344	1,076,344
應佔聯營公司業績	(895)	(6,463)	(845)
除稅前溢利	1,263,086	1,216,881	1,075,499
稅項	(184,017)	(157,714)	(108,829)
本年度溢利	1,079,069	1,059,167	966,670
應佔份額：			
母公司權益持有人	1,071,864	1,018,984	926,356
少數股東權益	7,205	40,183	40,314
本年度溢利	1,079,069	1,059,167	966,670
股息	279,845	251,469	178,998
基本每股盈利	73.18仙	73.53仙	69.28仙
每股股息	19.10仙	18.60仙	17.00仙

資產與負債

	於十二月三十一日		
	二零零六年	二零零五年	二零零四年
	千港元	*千港元*	*千港元*
資產總額	21,320,301	20,374,741	13,903,324
負債總額	14,242,326	14,141,732	10,367,476
	7,077,975	6,233,009	3,535,848
母公司權益持有人應佔權益	6,996,530	6,112,339	3,453,816
少數股東權益	81,445	120,670	82,032
	7,077,975	6,233,009	3,535,848

(xvii) 受守則所規限，有關海外收購建議股東及／或創科實業證券持有人之創科實業收購建議之任何條款可由收購人全權酌情決定個別就指定收購建議股東及／或創科實業證券持有人全面地予以豁免、變更或修改。

(xviii) 收購建議股東及／或創科實業證券持有人在作出決定時，須自行審視收購人及創科實業及創科實業收購建議之條款，包括是否值得接納及附帶之風險。本綜合文件內容(包括當中載述之任何一般意見或推薦意見)及接納表格內容不得詮釋為法律或商業意見。收購建議股東及／或創科實業證券持有人應諮詢彼等之律師或財務顧問，尋求法律或財務意見。此外，本綜合文件並不包括任何有關美國稅務之資料。可能預繳納美國稅項的收購建議股東及／或創科實業證券持有人，務請就美國聯邦、州、地方及擁有及出售收購建議股份及／或創科實業證券之其他稅務後果諮詢彼等之稅務顧問。

(xix) 本綜合文件及接納表格之中英文本(除轉讓書外)如有歧義，就解釋而言概以英文本為準。

(xiii) 向海外收購建議股東及／或創科實業證券持有人或該等人士之託管人、代名人或受託人提出創科實業收購建議，或會受有關司法權區之法律影響或禁止。該等海外收購建議股東及／或創科實業證券持有人應自行了解並遵守該等司法管轄權區任何適用之法律規定。任何有意接納任何創科實業收購建議之海外收購建議股東及／或創科實業證券持有人，均有責任完全遵守有關司法權區就創科實業收購建議下有關收購建議之法律及規管規定，包括取得任何所需之政府、外匯管制或其他方面之同意，或須遵守之任何必要手續，以及支付該司法管轄權區之任何發行、轉讓或其他稅項或稅款或其他必需付款。任何該等海外收購建議股東及／或創科實業證券持有人須對任何人士支付之任何該等發行、轉讓或其他稅項或稅款或其他付款負責。

(xiv) 收購人正於美國提出創科實業收購建議。百德能或其任何聯屬公司概無於美國提出創科實業收購建議。在本綜合文件及接納表提述的百德所正在作出的創科實業收購建議下的有關收購應據此理解。

(xv) 敬請海外收購建議股東及／或創科實業證券持有人及可能有責任將本綜合文件傳送至香港以外地區之任何人士(包括但不限於任何代名人、託管人或受託人)垂注上文一段及接納表格所載之有關條文。收購建議能否供任何上述人士接納或會受有關司法權區之法律影響。

(xvi) 在守則的規限下，收購人及百德能保留權利於每日在香港發行及流通之報章刊登公告或付費廣告，以便將任何事情通知所有或任何登記地址為香港境外之任何收購建議股東及／或創科實業證券持有人或就收購人或百德能所知為該等人士之代名人、受託人或託管人，在該情況下，儘管任何有關收購建議股東及／或創科實業證券持有人可能未能接獲或閱讀有關通告，有關通告亦應視為充份發出，而於本綜合文件內凡提述書面通知亦應據此解釋。

(vii) 創科實業收購建議及所有對收購建議之接納均受香港法律管轄，並根據香港法律詮釋。

(viii) 正式簽署接納表格後，即表示不可撤回地授權收購人及／或百德能(或收購人及／或百德能就此指派之一名或多名人士)，代表接納創科實業收購建議之人士填妥及簽署任何文件及採取必要或適宜之行動，以便將該人士已接納有關創科實業收購建議之創科實業股份及／或創科實業證券轉歸收購人(或收購人指派之一名或多名人士)。

(ix) 任何一名或多名人士接納任何創科實業收購建議，將代表該(等)人士向收購人保證，收購人根據創科實業收購建議收購之創科實業股份及／或創科實業證券在該(等)人士出售時不帶任何第三方權利、留置權、抵押、衡平權及產權負擔，並附帶公佈日期當日或其後所附之一切權利，包括(倘適用)收取所有於公佈日期當日或之後所宣派、作出或派付之股息及分派。

(x) 本綜合文件及接納表格中所提述之創科實業收購建議包括其任何延期及／或修訂。成為無條件之創科實業收購建議將包括宣布為無條件之經修訂創科實業收購建議。

(xi) 收購建議股東倘接納創科實業股份收購建議，須根據香港法律就此繳付創科實業股份之賣方印花稅，稅率為收購人就該人士名下創科實業股份應付之代價之0.1%，並將會自根據創科實業股份收購建議應付予有關人士之現金中扣除。 收購人將自行根據香港法律繳付之買方印花稅，並將代接納創科實業股份收購建議之收購建議股東支付與接納創科實業股份收購建議有關之買方印花稅。

(xii) 依照創科實業收購建議下有關收購須付予任何創科實業股東之代價將根據有關創科實業收購建議下有關收購之條款悉數支付，而不論收購人可以其他方式有權或聲稱有權向該創科實業股東提出之任何留置權、抵銷權、反申索權或其他類似權利。

(ii) 在守則第30.2條之規限下，即使創科實業收購建議之接納文件不依足指示填妥或並無附帶相關之股票及／或過戶收據及／或其他所有權文件(及／或任何就此所需令人信納之彌償保證)，收購人仍可酌情將其視作有效論；惟在此等情況下，用以償付代價之支票將須待接收代理或美國接收代理(視乎情況而定)接獲股票及／或過戶收據及／或其他所有權文件(及／或任何就此所需令人信納之彌償保證)，始行寄發。 然而，除非已完全符合守則第30.2條規定，否則該等對創科實業收購建議之接納將不會計作符合接納條件。

(iii) 倘接納表格上並無指明創科實業股份及／或創科實業證券之數目，又或接納方於接納表格上註明之創科實業股份及／或創科實業證券數目多於該名接納方名下登記之創科實業股份及／或創科實業證券數目，則接納方將被視為已就其名下登記之全部創科實業股份及／或創科實業證券接納創科實業收購建議。

(iv) 受上文所規限，倘接納方於接納表格上註明之創科實業股份及／或創科實業證券數目多於接納方向接收代理或美國接收代理(視乎情況而定)送交之有關股票及／或過戶收據及／或其他所有權文件(及／或任何就此所需令人信納之彌償保證)，則接納方將被視為僅就接收代理於首個截止日期下午四時正前，或收購人根據守則可能決定並公佈之較後時間及／或日期收妥之有關股票及／或創科實業債券證書及／或創科實業美國預託證券及／或創科實業認股權證書及／或過戶收據及／或其他所有權文件(及／或任何就此所需令人信納之彌償保證)所代表之創科實業股份及／或創科實業證券數目，而接納相關創科實業收購建議。

(v) 附隨之接納表格所載之條文為有關創科實業收購建議之條款一部分。

(vi) 即使意外漏寄本綜合文件及／或接納表格或其中任何一份文件予任何應獲提呈創科實業收購建議下之有關收購建議之人士，亦不會導致創科實業收購建議下之有關收購建議於任何方面失效。 即使故意漏寄本綜合文件及接納表格予海外股東及／或創科實業證券持有人，亦不會導致創科實業收購建議於任何方面失效。

公告將明確述明上述數目佔創科實業已發行股本之百分比及所代表投票權之百分比。

(ii) 按照守則有關刊發文件之要求，所有與創科實業收購建議有關之公告將按照上市規則之規定作出。

(g) **撤銷權**

倘創科實業收購建議項下的有關收購在首個截止日期後21天後，就接納而言仍未成為無條件，任何創科實業收購建議之接納方有權撤銷其對收購建議之接納。任何創科實業收購建議之接納方可以通過向接收代理或美國接收代理(視乎情況而定)發出經其簽署之書面通知之方式(或其以書面方式正式委任之代理人簽署之書面通知，這種情況下，應當隨通知同時提交委任證據)來撤銷其對收購建議之接納。

在創科實業收購建議就接納而言成為或者宣布為無條件之後，該等撤銷權便不再可以行使。此外，在守則第19.2條所載列之情形下(即收購人未能遵循上述「公告」一段中關於作出與創科實業收購建議有關之公告之要求)，執行人員可以要求在執行人員可以接納之條件下將撤銷權授予接納方，直至符合上述要求為止。除上文所述者外，對創科實業收購建議之接納將為不可撤回及不可撤銷。

(h) **一般事項**

(i) 收購建議股東及／或創科實業證券持有人所送交、發出或獲發之所有通訊、通知、接納表格、創科實業股份之股票、及／或創科實業證券過戶收據、其他所有權文件或彌償保證，及所匯款項之郵誤風險概由彼等或彼等之指定代理人承擔。收購人、百德能、創科實業、接收代理、美國接收代理，或彼等各自之任何董事，或創科實業收購建議涉及之任何其他人士概不就任何郵遞寄失或因此而發生之任何其他責任負責。

(e) **接納期限及修訂**

(i) 創科實業收購建議於二零零七年六月四日(星期一)(即寄發本綜合文件之日期)提出，並自該日期起可供接納。

(ii) 除非創科實業收購建議先前已經執行人員同意而被修訂或延期，否則所有接納須於二零零七年七月三日(星期二)(即首個截止日期)下午四時正之前接獲。

(iii) 倘於執行創科實業收購建議之過程中，收購人經執行人員同意對其條款作出修訂，則所有收購建議股東及創科實業證券持有人(收購人及其一致行動人士除外)(無論彼等是否已經接納創科實業收購建議)均有權對條款作出修訂。修訂後之收購建議將於經修訂綜合文件寄發之日起計最少14日維持可供接納。

(f) **公告**

(i) 於截止日期(首個截止日期為二零零七年七月三日(星期二))下午六時正(香港時間)或以前(或執行人員在特殊情況下批准之較後時間)，收購人須將創科實業收購建議之修訂、延期、期滿或是否無條件之決定通知執行人員及聯交所。收購人必須於截止日期下午七時正或之前於聯交所網站上刊登公告，聲明創科實業收購建議是否已作修訂或延期、期滿或已成為或宣布為無條件(是否就接納或所有方面而言)。該公告必須按照下列要求於下一個工作日再次刊登。

公告將聲明創科實業股份及／或創科實業證券之總數及以下股份之權利：

(A) 已就其接獲對創科實業收購建議接納之股份；

(B) 收購人或其一致行動人士在收購建議期間之前已持有、控制或指示之股份；及

(C) 於收購建議期間被收購人或其任何一致行動人士收購或同意收購之股份。

(d) **創科實業認股權收購建議**

(i) 待創科實業認股權收購建議成為或宣布為無條件後及倘藍色接納表格、創科實業認股權證書(應代表　閣下所持創科實業認股權之總數，或　閣下擬接納創科實業認股權收購建議之創科實業認股權數目)已填寫及整理妥善，且已由接收代理於創科實業認股權收購建議結束前接獲，則有關代價之支票將於以下日期較後者起計10日內寄發，郵誤風險概由創科實業認股權持有人承擔：

(A) 創科實業債券認股權收購建議成為或宣佈為無條件之日；及

(B) 接收代理接獲所有相關文件，以使創科實業認股權收購建議之接納完整及有效。

(ii) 倘　閣下擬接納創科實業認股權收購建議，但已遺失有關之創科實業認股權證書，亦應填妥及簽署有關之藍色接納表格並遞交予接收代理，地址為香港灣仔皇后大道東28號金鐘匯中心26樓，其後盡快安排遞交有關創科實業認股權證書予接收代理，地址為香港灣仔皇后大道東28號金鐘匯中心26樓，並隨附一封函件聲明　閣下已遺失一份或多份創科實業認股權證書之函件。

(iii) 在接收代理收妥有關之創科實業認股權證書及符合創科實業認股權收購建議之條款及條件前，不會寄出應就此支付之現金代價支票。

(iv) 概不就接獲任何藍色接納表格、創科實業認股權證書及／或過戶收據及／或任何其他所有權文件發出收據。

(v) 倘創科實業認股權收購建議失效，則創科實業認股權證書及創科實業認股權收購建議所需之任何其他文件將於創科實業認股權收購建議失效起計10日內寄發予接納創科實業認股權收購建議之人士。

作出委任、授權同意或撤回(即使作出亦不視為有效)。為使創科實業美國預託證券或分派視為有效接受收購建議，緊接該等創科實業美國預託證券所代表之創科實業股份轉讓予收購人後，收購人可就該等創科實業美國預託證券及該等創科實業美國預託證券所代表之創科實業股份行使所有投票權及其他權利(以及任何及所有分派)，包括但不限於在任何創科實業股東大會上就任何事項投票。

(xiii) ***其他規定。***當創科實業美國預託證券持有人簽訂轉讓書(連同任何簽署擔保)並向美國接收代理呈交轉讓書(如使用賬面記錄轉賬，則向美國接收代理呈交代理信息)，則就獲接納的創科實業美國預託證券及該等創科實業美國預託證券所代表之創科實業股份將構成下列事項：

(A) 不可撤回地委任美國接收代理為該創科實業美國預託證券持有人之代理人，及不可撤回地指示並授權美國接收代理，在各方面根據轉讓書條款，向創科實業美國預託證券存管商交出該等創科實業美國預託證券及指示創科實業美國預託證券存管商向滙豐銀行(以創科實業美國預託證券安排下之託管商之身份)發出指示，以及就已獲接納購買，用接受收購建議之創科實業美國預託證券所代表之創科實業股份，簽訂該等創科實業美國預託證券之所有或任何轉讓及／或其他文件，並送交接收代理或創科實業之任何繼承股份登記處；及

(B) 創科實業美國預託證券持有人不可撤回地確認(1)收購人就該創科實業美國預託證券持有人持有之創科實業美國預託證券所代表之創科實業股份支付款項，即該等創科實業美國預託證券已獲付款；及(2)就該等創科實業美國預託證券接受收購建議或遞交該等創科實業美國預託證券，該創科實業美國預託證券持有人、美國接收代理、託管商或任何其他人士概無權利根據創科實業美國預託證券收購建議收取其他代價。

(xiv) 倘創科實業美國預託證券收購建議並未於收購守則規定之時間內成為或宣布為無條件，則美國接收代理將盡快以郵遞方式向接受收購建議之創科實業美國預託證券收據持有人退還所收取之創科實業美國預託證券收據及／或其他所有權文件，惟在任何情況下不遲於創科實業美國預託證券收購建議失效後10日內。

倘　閣下對接納程序有任何疑問，請致電1-800-507-9357聯絡美國接收代理。

倘創科實業美國預託證券持有人根據上述程序接受創科實業美國預託證券收購建議，則表示接受創科實業美國預託證券收購建議之條款及條件，以及向收購人陳述及保證：(A)有關創科實業美國預託證券持有人擁有充分權力和授權，可接受收購建議、出售、指讓及轉讓用以接受收購建議之創科實業美國預託證券及該等創科實業美國預託證券所代表之創科實業股份(以及任何和所有其他創科實業股份、創科實業美國預託證券或其他就該等創科實業股份或創科實業美國預託證券已發行或可發行之證券)；及(B)倘收購人接受付款購買該等創科實業美國預託證券所代表之創科實業股份，即獲得該等股份無產權負擔之妥善所有權，且不帶任何留置權、限制、抵押權及產權負擔，亦毋須承擔任何不利申索。倘收購人根據上述任何程序接受付款購買創科實業美國預託證券所代表之創科實業股份，則接受收購建議之創科實業美國預託證券持有人與收購人即根據創科實業美國預託證券收購建議之條款及在其條件的規限下成具約束力之協議。

(xii) ***委任代表。***當簽訂轉讓書(或安排提交代理人信息)，各接受收購建議之創科實業美國預託證券持有人即不可撤回地委任收購人及彼等各自指定之人士為該創科實業美國預託證券持有人之受權人及代表。該等受權人及代表均擁有絕對替代權，以致各受權人及代表或其替代人可全權酌情以其認為適當之方式，就該創科實業美國預託證券持有人有權在其投票表決的任何創科實業股東大會(無論是週年大會、特別大會、續會或延期召開之大會)或以代替股東大會之方式表示同意或採取之其他行動，就所有用以接受收購建議之創科實業美國預託證券(包括該等創科實業美國預託證券所代表之所有創科實業股份)及於進行投票或其他行動前已獲收購人接受付款購買之創科實業股份、在公佈日期或之後就該等創科實業股份及創科實業美國預託證券宣佈、支付或分派之股息、分派(包括但不限於其他創科實業股份或創科實業美國預託證券之分派)及權利(統稱「分派」)投票或採取其他行動(發出書面同意或其他行動)。該委託書及授權書附有用以接受收購建議之創科實業美國預託證券及該等創科實業美國預託證券所代表之創科實業股份權益，乃不可撤回地授出，以收購人根據創科實業美國預託證券收購建議其他條款接納付款購買該等創科實業美國預託證券所代表之創科實業股份為代價，並於接納時生效。收購人接受付款將註銷由接受收購建議之持有人於任何時間就該等創科實業美國預託證券及該等創科實業美國預託證券所代表之創科實業股份(及所有創科實業美國預託證券及就該等創科實業美國預託證券或該等創科實業美國預託證券所代表之創科實業股份在分派時發行之其他證券)授出之所有其他委任及授權，而該創科實業美國預託證券持有人其後不得就該等創科實業美國預託證券或該等創科實業美國預託證券所代表之創科實業股份

(x) ***特殊付款指示。***除非下文轉讓書「特殊付款指示」一欄另有指明，否則所有創科實業股份之購買價將以支票付款，抬頭人為轉讓書所示之登記持有人，而所有用以證明未接受收購建議或未獲接受付款購買之創科實業美國預託證券之創科實業美國預託證券收據將退還給簽署轉讓書之人士。同樣，除非轉讓書「特殊送遞指示」一欄另有指明，否則支付創科實業美國預託證券所代表之創科實業股份購買價之支票將郵寄至登記持有人之地址，而所有用以證明未接受收購建議或未獲接受付款購買之創科實業美國預託證券之美國預託證券收據連同隨附文件(如適用)，將退回簽署轉讓書之人士。倘「特殊付款指示」及「特殊送遞指示」兩欄均已填妥，則所有支付創科實業美國預託證券所代表之創科實業股份購買價之支票須以所指明之人士為抬頭人，而所有用以證明未接受收購建議或未獲接受付款購買之創科實業美國預託證券之美國預託證券收據連同隨附文件(如適用)亦須退還所指明之人士。除非轉讓書「特殊付款指示」欄另有指明，否則用以接受收購建議並以賬面記錄轉賬方式呈遞而未獲接受付款購買之創科實業美國預託證券須予退還，並存入進行接受收購建議之賬面記錄轉賬機構之賬戶。倘收購人不接受付款購買任何接受收購建議之創科實業美國預託證券所代表之創科實業股份，則收購人並無責任根據特殊付款指示將創科實業美國預託證券交還該等股份之登記持有人。

(xi) ***決定有效性。***在守則第30.2條之規限下，就接受收購建議之文件形式、有效性、形式、條件(包括接收時間)及是否接納對收購建議的接受並付款，收購人可全權決定，而有關決定為最後決定，對各方均具約束力。收購人保留絕對權利，如其認為對收購建議之接受乃以不當形式提交，則可予以拒絕，或因其認律師為可能不合法而拒絕接受並拒絕付款。收購人亦保留絕對權利在有關法例許可範圍內豁免任何創科實業美國預託證券收購建議之條件，或豁免任何個別持有人以創科實業股份或創科實業美國預託證券接受收購建議時欠妥或不符規定之處(不論是否亦豁免其他持有人類似之欠妥或不符規定之處)。除非所有欠妥或不符規定之處已獲糾正或豁免，否則不視為已有效接受收購建議。收購人或其任何聯屬公司或承讓人、美國接收代理、美國信息代理或任何其他人士概無責任就任何欠妥或不符規定之處發出通知，亦毋須因沒有發出有關通知而承擔任何責任。收購人對創科實業美國預託證券收購建議之條款及條件(包括轉讓書及本綜合文件所載指示)之詮譯具有決定性及約束力。

購人可對該參與者執行該協議。就上述以賬面記錄轉賬形式將創科實業美國預託證券權益轉入美國接收代理所作之確認，在本綜合文件稱為「賬面記錄確認」。以賬面記錄轉賬形式持有之創科實業美國預託證券須不遲於以美國預託證券接受收購建議之截止時間。向賬面記錄轉賬機構提交文件或指示並非等同已向美國接收代理提交。

(vii) ***呈遞方法。***呈遞創科實業美國預託證券、轉讓書及其他所需文件之方法(包括透過賬面記錄轉賬機構呈遞)由接受收購建議之創科實業美國預託證券持有人自行決定，風險概由彼等承擔，且在美國接收代理實際接獲該等文件後(就賬面記錄轉賬而言，亦須接獲賬面記錄確認後)，方視作妥為呈遞。倘以郵遞方式呈遞，則建議閣下以索取回條之掛號方式寄發，並購買適當保險。無論在任何情況下，應預留足夠時間，以確保文件及時送達。

(viii) ***簽署擔保。***所有轉讓書上之簽署須由Security Transfer Agent Medallion Signature Program成員公司或其他「合資格擔保機構」(定義見交易法第17Ad-15條)(兩者皆稱為「合資格機構」)擔保，惟以下情況除外：(A)以創科實業美國預託證券接受收購建議之創科實業美國預託證券登記持有人並無填寫轉讓書之「特殊付款指示」欄或「特殊送遞指示」欄；或(B)代表合資格機構以創科實業美國預託證券接受收購建議。倘創科實業美國預託證券之登記人並非轉讓書之簽署人，或須向非登記持有人退還未獲接受付款購買或未接受收購建議之創科實業美國預託證券，則創科實業美國預託證券須予加簽或附上適當之股票授權書，兩者均須具有登記持有人於創科實業美國預託證券上所示之簽署，而創科實業美國預託證券或股票授權書上之簽署須由合資格機構擔保。請參閱轉讓書所載指示第1至5項。

(ix) ***部份股份接受收購建議(不適用於以賬面記錄轉賬方式接受收購建議之創科實業美國預託證券持有人)。***除非已在轉讓書之「特殊送遞指示」欄填寫指示，否則倘送交美國接收代理並由美國預託證券收據所證明之創科實業美國預託證券並非全部用以接受收購建議，則會在以美國預託證券收據接受收購建議之截止時間或創科實業美國預託證券收購建議終止後，盡快向轉讓書之簽署人發出新之美國預託證券收據，以證明其餘由美國預託證券收據所證明並已送交美國接收代理之創科實業美國預託證券。除非另有指明，否則所有送交美國接收代理並由美國預託證券收據所證明之創科實業股份將視作用以接受收購建議。

後，收購人將就本身收購之創科實業美國預託股份所代表之創科實業美國預託股份向美國接收代理交付港元，而美國接收代理將按從創科實業美國預託股份收取上述港元當日之公開市場現貨價，將上述港元兌換為美元。所收取之實際美元款項取決於美國接收代理兌換款項當天之有關主要匯率。創科實業美國預託股份持有人須注意，在創科實業美國預託股份持有人簽訂轉讓書或授權呈遞代理人訊息(就賬面記錄轉賬而言)當日及收購人向美國接收代理發送款項當日之主要匯率可能有別於美國接收代理兌換款項當日之主要匯率。美國接收代理將自提出之代價中扣除任何應付紐約銀行作為存管商之費用，導致就美國接收代理向收購人交付以創科實業美國預託證券所代表之創科實業股份而註銷創科實業美國預託證券，包括註銷費最多每股創科實業美國預託證券0.05美元、紐約銀行費用及任何適用之轉讓費、有關匯率轉換之開支、稅項及政府徵費。實際收取之代價款額將會扣減上述費用。根據守則，美國接收代理將盡快於創科實業美國預託證券收購建議成為或宣告成為無條件及收購建議期終止當日後，儘快將付款發送創科實業美國預託股份持有人。倘創科實業美國預託證券持有人透過呈遞美國預託證券收據接受創科實業美國預託證券收購建議，則美國接收代理將以美國郵遞寄發現金代價支票。倘創科實業美國預託股份持有人透過賬面記錄轉賬接受創科實業美國預託證券收購建議，則美國接收代理會將現金代價轉賬給賬面記錄轉賬機構，以存入已透過賬面記錄轉賬機構以創科實業美國預託股份有效接受收購建議之賬面記錄轉賬機構參與者賬戶。

(vi) ***賬面記金錄轉賬***。就以賬面記錄形式持有之創科實業美國預託證券權益，美國接收代理將於本綜合文件日期起計兩個營業日內，在賬面記錄轉賬機構開設賬戶。透過賬面記錄轉賬機構持有之創科實業美國預託證券必須透過金融機構(須為賬面記錄轉賬機構參與者)接受收購建議，方法為(A)促使賬面記錄轉賬機構根據賬面記錄轉賬機構之轉賬程序，將創科實業美國預託證券權益轉入美國接收代理之賬面記錄轉賬機構賬戶；及(B)促使有關之賬面記錄轉賬機構參與者向美國接收代理呈遞「代理人訊息」或填妥之轉讓書。「代理人訊息」指賬面記錄轉賬機構發出並由美國接收代理接收之訊息，屬於賬面記錄確認之一部份，表明賬面記錄轉賬機構已接獲以該等創科實業美國預託證券接受收購建議之賬面記錄轉賬機構參與者明確承認，該參與者已接獲轉讓書，並同意受轉讓書之條款約束，而收

(iii) 在任何情況下，倘以創科實業美國預託證券所代表之創科實業股份接受收購建議，則收購人根據創科實業美國預託證券收購建議接受付款購買該等股份前，必須先由美國接收代理在規定時間內接獲(A)證明創科實業美國預託證券之創科實業美國預託證券收據，或該等創科實業美國預託證券已根據本附錄I第1(c)(vi)段所述程序以賬面記錄轉賬方式轉入美國接收代理於美國存管信託公司(「賬面記錄轉賬機構」)開設之賬戶之確認文件(「賬面記錄確認」)；(B)已填妥及正式簽訂之轉讓書(或其傳真副本)，並須具有所規定之簽署擔保或(就賬面記錄轉賬而言)可代替轉讓書之代理人訊息(定義見本附錄一第1(c)(vi)段)；及(C)轉讓書要求遞交之任何其他文件。在不違反本附錄一第1(g)段所述撤回權利之情況下，有關接受將視為接受收購建議之創科實業美國預託證券持有人與收購人按創科實業美國預託證券收購建議之條款及條件所達成之具約束力協議。倘創科實業美國預託證券持有人呈遞創科實業預託證券，則不得另行提交以該等創科實業美國預託證券所代表之創科實業股份。倘載有轉讓書及其他所需文件之信封之郵戳顯示信件寄自不得合法作出創科實業預託證券收購建議之司法管轄權區，或收購人或其代理人認為信件應寄自可能不得合法接受收購建議之司法管轄權區，則有關轉讓書及文件不會構成對創科實業美國預託證券收購建議的有效接受。

(iv) 就創科實業美國預託證券收購建議而言，倘以創科實業美國預託證券所代表之創科實業股份有效接受收購建議，且並無以適當方式撤回接受，則收購人向美國接收代理發出口頭或書面通知，表示收購人根據創科實業美國預託證券收購建議接受付款購買該等創科實業股份時，即視為接受付款(進而購買)該等股份。

(v) 根據創科實業美國預託證券收購建議之條款，以及在不違反創科實業美國預託證券收購建議之條件之情況下，按創科實業美國預託證券收購建議接受付款購買創科實業股份須向美國接收代理存入有關股份之購買價，而美國接收代理為創科實業美國預託證券持有人接受收購建議之代理人，負責從收購人收取款項及轉交該等款項給接受收購建議之創科實業美國預託證券持有人(彼等持有之創科實業美國預託證券所代表之創科實業股份已獲接受付款購買)。無論在任何情況下，不論是否延遲付款，創科實業美國預託股份亦不會就創科實業美國預託證券收購建議之創科實業美國預託股份之購買價支付利息。**在扣除任何適用之股份轉讓稅項及／或香港印花稅**

(v) 在接收代理收妥有關之創科實業債券證書及／或過戶收據及／或任何其他所有權文件（及／或有關任何遺失之創科實業債券證書之令人信納之彌償保證）及符合創科實業債券收購建議之條款及條件前，不會寄出應就此支付之現金代價支票。然而，除非黃色接納表格已正式隨附有關之創科實業債券證書及／或過戶收據及／或其他所有權文件或由接收代理或聯交所正式認可之文件等接納文件，並在本綜合文件所載之最後接納期限或之前交回，否則不可當作已履行有關之接納條件。

(vi) 概不就接獲任何黃色接納表格、創科實業債券及／或過戶收據及／或任何其他所有權文件（及／或任何就此所需令人信納之彌償保證）發出收據。

(vii) 倘創科實業債券收購建議失效，則創科實業債券證書及創科實業債券收購建議所需之其他有關文件將於創科實業債券收購建議失效起計10日內寄發予接納創科實業債券收購建議之人士。

(c) **創科實業美國預託證券收購建議**

(i) 倘　閣下為創科實業美國預託證券持有人，則　閣下將已接獲一份適用於創科實業美國預託證券收購建議之轉讓書（顏色為白色）。本附錄一第1(c)段之內容須連同轉讓書載述之指示一併閱讀。本附錄一之條文（第1(a)、1(b)及1(d)段除外）須視為與轉讓書合併，並為轉讓書之一部份。轉讓書所載之指示須視為創科實業美國預託證券收購建議條款之一部份。

(ii) ***收購人之接納及付款***。除非創科實業美國預託證券收購建議經已成為或宣布為無條件、經修訂或擴大，根據創科實業美國預託證券收購建議之條款及在不違反創科實業美國預託證券收購建議之條件（倘創科實業美國預託證券收購建議經擴大或修訂，則亦包括所擴大或修訂之條款及條件）之情況下，倘以創科實業美國預託證券所代表之創科實業股份有效接受收購建議，則收購人將接受於二零零七年七月二日（星期一）（紐約時間）下午五時正（「美國預託證券接受收購建議之截止時間」）前付款購買所有該等股份；就延長收購建議期而言，則在延長收購建議期結束當日前一個美國營業日之紐約時間下午五時正前付款購買該等股份。

(B) 安排透過債券登記處將創科實業債券以 閣下名義登記，並將填妥之黃色接納表格連同有關創科實業債券證書及／或過戶收據及／或任何其他所有權文件及／或任何就此所需令人信納之彌償保證一併送交接收代理；或

(C) 倘 閣下已將創科實業債券寄存於中央結算系統，則須指示 閣下之經紀於截止日期前中央結算（代理人）有限公司設定之最後期限當日或之前授權中央結算（代理人）有限公司代表 閣下接納創科實業債券收購建議。為了在香港中央結算（代理人）有限公司設定之最後限期前辦妥有關手續， 閣下應與 閣下之經紀查詢處理 閣下指示所需之時間，並按要求向 閣下之經紀提交指示。

(iii) 倘 閣下擬接納創科實業債券收購建議，但暫時無法交出及／或已遺失有關之創科實業債券證書及／或過戶收據及／或任何所有權文件及／或就此所需並令人信納之任何彌償保證，亦應填妥及簽署有關之黃色接納表格並遞交予接收代理，其後盡快安排遞交有關創科實業債券證書及／或過戶收據及／或任何其他所有權文件及／或就此所需並令人信納之任何彌償保證，並隨附一封函件聲明， 閣下已遺失一份或多份所有權文件及／或就此所需並令人信納之任何彌償保證或暫時無法交出有關文件之函件。倘 閣下遺失名下之創科實業債券證書，應致函債券登記處索取賠償證明文件，並依照其上指示填妥，然後交回債券登記處。

(iv) 倘 閣下擬接納創科實業債券收購建議，且已交出 閣下之創科實業債券之過戶表格辦理以 閣下名義登記之手續，但尚未收到 閣下之創科實業債券證書，亦應先行填妥黃色接納表格，連同已由 閣下正式簽署之過戶收據一併送交接收代理。此舉將被視為授權收購人及／或彼等代理人代表 閣下在有關之創科實業債券證書發出時領取有關已發行之創科實業債券證書，並根據創科實業債券收購建議之條款將該等創科實業債券證書送交接收代理，猶如創科實業債券證書已連同黃色接納表格一併送交接收代理。

(vii) 倘創科實業股份收購建議就所有方面而言於守則所允許之時限內未能成為或未宣布為無條件，則接收代理將把所接獲之股票及／或過戶收據及／或其他所有權文件(及／或任何就此所需令人信納之彌償保證)以平郵方式盡快寄還給已經接納創科實業股份收購建議之收購建議股東，並無論如何須於創科實業股份收購建議失效後10日內寄回，郵誤風險概由彼等承擔。

(viii) 接收代理之地址為香港灣仔皇后大道東28號金鐘匯中心26樓。

(b) **創科實業債券收購建議**

(i) 待創科實業債券收購建議成為或宣佈為無條件後及倘黃色接納表格、創科實業債券證書及／或過戶收據及／或其他所有權文件及／或就此所需並令人信納之任何彌償保證已填寫及整理妥善，且已由接收代理於創科實業債券收購建議結束前接獲，則有關代價之支票將於以下日期較後者起計10日內寄發，郵誤風險概由創科實業債券持有人承擔：

(A) 創科實業債券收購建議成為或宣布為無條件之日；及

(B) 接收代理接獲所有相關文件，以使創科實業債券收購建議之接納完整及有效。

(ii) 倘 閣下擬接納創科實業債券收購建議，但 閣下之創科實業債券證書及／或過戶收據及／或 閣下創科實業債券之任何其他所有權文件乃以代名人公司或 閣下以外之若干其他名義持有，則 閣下必須：

(A) 將 閣下之創科實業債券證書及／或過戶收據及／或任何其他所有權文件及／或就此所需之其他文件送交代名人公司或其他代名人，並指示授權該代名人代表 閣下接納創科實業債券收購建議，及要求該代名人將填妥之黃色接納表格，連同有關創科實業債券證書及／或過戶收據及／或任何其他所有權文件(及／或任何就此所需令人信納之彌償保證)一併送交接收代理；或

(iv) 粉色接納表格必須已經填妥，並須在不遲於二零零七年七月三日(星期二)下午四時正(香港時間)的時間(或收購人在守則許可情況下可能決定並公布之較後時間及／或日期)由接收代理接獲，以及接收代理已記錄其已收妥根據守則第30.2條附註1規定須提交之接納及任何相關文件，創科實業股份收購建議之接納方會視作有效。經填妥之接納表格須：

(A) 連同有關股票及／或過戶收據及／或其他所有權文件(及／或任何就此所需令人信納之彌償保證)，及倘該等股票及／或過戶收據及／或其他所有權文件(及／或任何就此所需令人信納之彌償保證)並非以　閣下之名義登記，則連同其他可確定　閣下成為有關創科實業股份登記持有人之權利之文件(例如經登記持有人簽署並正式蓋章之空白或以接納創科實業股份收購建議之創科實業股東為受益人之相關創科實業股份過戶文件)一併遞交；或

(B) 由已登記創科實業股東或其個人代表交回(但最多只限於其登記持有量，並且接納關乎之創科實業股份只限於本(e)段另一分段不計算者)；或

(C) 由接收代理或聯交所核證；或

(D) 由香港中央結算(代理人)有限公司交回(倘創科實業股份存放於中央結算系統(代表創科實業股東))。

倘粉色接納表格並非由已登記之創科實業股東簽署，則必須出示接收代理信納之適當授權文件(例如遺囑認證或授權書經核證副本)。

(v) 概不就接獲任何粉色接納表格、股票及／或過戶收據及／或任何其他所有權文件(及／或任何就此所需令人信納之彌償保證)發出收據。

(vi) 根據守則第20.1條，付款將採用平郵方式盡快郵寄予作出接納決定之收購建議股東，當中之風險由其自己承擔，惟無論如何須於接收代理接獲完整及有效之粉色接納表格之日起計或無條件日期當日起計10日內(以較後者為準)作出。接收代理必須接獲相關之所有權文件，以使每項創科實業股份收購建議之接納完整及有效。

二十九日(星期五)(接收代理須接獲創科實業股份收購建議及要求香港中央結算(代理人)有限公司遞交填簽妥當之粉色接納表格連同創科實業股票及／或過戶收據及／或任何其他所有權文件予接收代理最後日期前一個營業日)下午四時正(香港時間)前。為了在香港中央結算(代理人)有限公司設定之最後限期前辦妥有關手續， 閣下應與 閣下之持牌證券交易商／註冊證券機構／託管銀行查詢處理 閣下指示所需之時間，並按 閣下之持牌證券交易商／註冊證券機構／託管銀行之要求向彼等提交指示；或

(D) 倘 閣下之創科實業股份已經寄存於 閣下之中央結算系統投資者戶口持有人賬戶，則最遲須於香港中央結算(代理人)有限公司設定之最後限期，透過中央結算系統「結算通」電話系統或中央結算系統互聯網系統發出指示，在此情況下，該最後期限為接收代理須接獲創科實業股份收購建議日期前兩個營業日(即二零零七年六月二十八日(星期四))下午四時正(香港時間)前。

(ii) 倘 閣下欲就 閣下之創科實業股份接納收購建議，而 閣下已將 閣下之任何創科實業股份提呈過戶藉以將股份以 閣下之名義登記但尚未接獲 閣下之股票， 閣下仍應填妥接納表格，連同經 閣下正式簽署之過戶收據一併送交接收代理。此舉將構成授權百德能及／或收購人或彼等各自之代理人於有關股票發出時，代表 閣下向創科實業或接收代理領取有關股票，並將該(等)股票送交接收代理，猶如該(等)股票已連同粉色接納表格一併送交接收代理。

(iii) 倘 閣下欲就 閣下之創科實業股份接納創科實業股份收購建議，而 閣下就創科實業股份所持有之股票及／或過戶收據及／或其他所有權文件未能即時交出及／或遺失， 閣下仍應填妥粉色接納表格，連同一封聲明 閣下已遺失或未能即時交出一份或多份股票及／或過戶收據及／或其他所有權文件之信件一併送交接收代理。倘 閣下尋回該等文件或者可即時交出該等文件，則必須將相關之股票及／或過戶收據及／或任何其他所有權文件盡快送交接收代理。倘 閣下已遺失 閣下之股票及／或過戶收據及／或其他所有權文件，則必須向接收代理寫信索取彌償函，當按所給予之指示填妥彌償函後，應交回接收代理。

倘　閣下決定接納創科實業認股權收購建議，敬請按照表格所印列與　閣下所持創科實業認股權有關之指示填妥及簽署隨附之藍色接納表格，然後將填簽妥當之藍色接納表格正本連同有關創科實業認股權證書(應代表　閣下所持創科實業認股權之總數，或不少於　閣下擬接納創科實業認股權收購建議之創科實業認股權數目)一併交回接收代理，地址為香港灣仔皇后大道東28號金鐘匯中心26樓，惟無論如何不得遲於二零零七年七月三日(星期二)(即首個截止日期)下午四時正或之前或收購人可能根據守則決定之其他較後時間及／或日期交回。於二零零七年七月三日(星期二)下午四時正之後接獲之接納，僅於創科實業收購建議下之有關收購建議在首個截止日期前被修訂或延期之情況下，或於創科實業收購建議下之有關收購建議在首個截止日期下午四時正或之前已成為或被宣布為無條件之情況下，方為有效。

(a) **創科實業股份收購建議**

(i) 倘　閣下欲就　閣下之創科實業股份接納創科實業股份收購建議，但　閣下就創科實業股份所持有之股票及／或過戶收據及／或任何其他所有權文件(及／或任何就此所需令人信納之彌償保證)乃以代名人公司或　閣下本身以外之其他名義登記，則　閣下必須：

(A) 將　閣下之股票及／或過戶收據及／或任何其他所有權文件(及／或任何就此所需令人信納之彌償保證)送交代名人公司或其他代名人，並指示授權該代名人代表　閣下接納創科實業股份收購建議，及要求該代名人將填妥之粉色接納表格，連同有關股票及／或過戶收據及／或任何其他所有權文件(及／或任何就此所需令人信納之彌償保證)一併送交接收代理；或

(B) 安排創科實業透過其接收代理將創科實業股份以　閣下名義登記，並將填妥之粉色接納表格連同有關股票及／或過戶收據及／或任何其他所有權文件(及／或任何就此所需令人信納之彌償保證)一併送交接收代理；或

(C) 倘　閣下之創科實業股份已透過中央結算系統寄存於　閣下之持牌證券交易商／註冊證券機構／託管銀行內，則應指示　閣下之持牌證券交易商／註冊證券機構／託管銀行授權香港中央結算(代理人)有限公司於香港中央結算(代理人)有限公司設定之最後限期當日或之前代表　閣下接納創科實業股份收購建議，在此情況下，該最後期限為二零零七年六月

1. 接納及交收之程序

倘　閣下決定接納創科實業股份收購建議，應根據隨附之粉色接納表格所載之規定就　閣下所持之創科實業股份填妥及簽署粉色接納表格。然後將填簽妥當之粉色接納表格正本連同有關創科實業股票及／或過戶收據及／或其他擁有權文件及／或任何合格之有關賠償證明(應代表　閣下所持之創科實業股份總數，或不少於　閣下接納創科實業股份收購建議之創科實業股份數目)，盡早交回接收代理，地址為香港灣仔皇后大道東28號金鐘匯中心26樓，惟無論如何最遲須於二零零七年七月三日(星期二)(首個截止日期)下午四時正或之前或由收購人根據守則決定之其他較後日期及時間交回。在二零零七年七月三日(星期二)下午四時正之後交回之接納文件僅會在創科實業收購建議在首個截止日期前被修訂或延期之情況下，或在創科實業收購建議在首個截止日期下午四時正或之前已成為或宣布成為無條件之情況下，方會有效。

倘　閣下決定接納創科實業債券收購建議，敬請按照表格印列與　閣下所持創科實業債券有關之指示填妥及簽署隨附之黃色接納表格，然後將填簽妥當之黃色表格正本連同創科實業債券證書及／或過戶收據及／或其他所有權文件及／或就此所需並令人信納之任何彌償保證(應代表　閣下所持創科實業債券之總數，或不少於　閣下擬接納創科實業債券收購建議之創科實業債券數目)一併交回接收代理，地址為香港灣仔皇后大道東28號金鐘匯中心26樓，惟不得遲於二零零七年七月三日(星期二)(即首個截止日期)下午四時正或收購人可能根據守則決定之較後時間及／或日期交回。於二零零七年七月三日(星期二)下午四時正之後接獲之接納表格，僅於創科實業收購建議在首個截止日期前被修訂或延期之情況下，或於創科實業收購建議在首個截止日期下午四時正或之前已成為或被宣布為無條件之情況下，方為有效。

倘　閣下決定接納創科實業美國預託證券收購建議，敬請按照表格印列與　閣下所持創科實業美國預託證券有關之指示填妥及簽署隨附之轉讓書(白色)，然後將填簽妥當之轉讓書(白色)連同創科實業美國預託證券收據及任何其他文件(應代表　閣下所持創科實業美國預託證券之總數，或不少於　閣下擬接納創科實業美國預託證券收購建議之創科實業美國預託證券數目)一併交回美國接收代理，地址為The Bank of New York, Tender & Exchange Department, P.O Box 11248, Church Street Station, New York, NY 10286-1248(以郵件方式)或The Bank of New York, Tender & Exchange Department - 11W, 101 Barclay Street, Receive & Deliver Window - Street Level, New York, NY 10286(以送交或隔夜速遞方式)，惟無論如何不得遲於二零零七年七月二日(星期一)下午五時正(紐約時間)或收購人根據守則可能決定之其他較後時間及／或日期交回。於二零零七年七月二日(星期一)下午五時正(紐約時間)之後接獲之接納表格，僅於創科實業收購建議被修訂或延期之情況下，或於創科實業收購建議在二零零七年七月二日(星期一)下午五時正或之前已成為或被宣布為無條件之情況下，方為有效。

推薦建議

創科實業股份收購建議

經考慮上述主要因素及理由後，吾等並不認為創科實業股份收購建議之條款對收購建議股東而言屬公平合理。因此，吾等建議獨立董事委員會推薦收購建議股東**不要**接納創科實業股份收購建議。

有意藉此機會變現其部份或全部創科實業股份之收購建議股東，應考慮創科實業股份在截止日期前的市價，並倘在公開市場出售所得款項，經扣除所有交易成本後的淨額，超過根據創科實業股份收購建議所收取的款項淨額，則應在公開市場上出售其股份而非接納創科實業股份收購建議。

創科實業認股權收購建議、創科實業債券收購建議及創科實業美國預託證券收購建議

根據守則第13條，收購人須就所有已發行創科實業證券而作出相若的收購建議。該等收購建議須待創科實業股份收購建議成為或宣布為無條件後方為有效。基於吾等認為創科實業股份收購建議之條款並不公平合理，吾等亦認為創科實業認股權收購建議、創科實業債券收購建議及創科實業美國預託證券收購建議之條款對各創科實業證券持有人而言亦屬不公平合理。因此，吾等建議獨立董事委員會推薦創科實業證券持有人**不要**接納各自之創科實業認股權收購建議、創科實業債券收購建議及創科實業美國預託證券收購建議。

此致

創科實業有限公司
獨立董事委員會　台照

代表
洛希爾父子(香港)有限公司
董事總經理　*董事*
周國榮　**嚴玉瑜**
謹啟　謹啟

二零零七年六月四日

(b) Horst Julius Pudwill先生及鍾志平博士太平紳士所行使之創科實業認股權，乃根據創科實業優先認股計劃而於二零零二年六月二十八日向其授出的。創科實業優先認股計劃乃由創科實業股東批准並採納，以使　貴集團能(i)吸引及挽留具備合適資歷及經驗之僱員；(ii)透過給予僱員擁有創科實業權益之機會從而提供額外鼓勵；及(iii)作為對彼等對　貴集團之業務長期取得佳績作出貢獻之嘉獎。有關創科實業認股權將於二零零七年六月二十七日屆滿；

(c) 收購價相等於收購人及其一致行動人士所支付創科實業認股權的行使價，並較創科實業股份現有成交價有大幅折讓。特別是創科實業股份自二零零二年十二月十二日以來，一直以高於收購價收市；

(d) 創科實業股份對收購股東及潛在投資者而言，擁有一個合理之流通市場以於公開市場買賣；

(e) 收購價較每股創科實業股份於截至二零零六年十二月三十一日止年度之資產淨值約4.78港元折讓約24.69%，而創科實業股份於最後實際可行日期之收市價11.88港元較每股創科實業股份於二零零六年十二月三十一日止年度之資產淨值溢價約148.54%；

(f) 收購人之意向為創科實業繼續其主要業務，而該等業務在過往連續十二年，盈利一直錄得增長，而截至二零零六年十二月三十一日止年度創科實業股東應佔純利約1,071,860,000港元；及

(g) 收購人計劃於創科實業收購建議結束後繼續維持創科實業在聯交所的上市地位，且並無意向創科實業注入任何重大資產或業務，出售創科實業任何重大資產或業務，變動董事會成員，或對　貴集團包括任何固定資產調動在內之業務或對持續聘用　貴集團員工引入任何重大改變。

就創科實業認股權收購建議而言，由於尚未行使的創科實業認股權之行使價介乎每股創科實業股份7.625港元至19.20港元不等，行使價高於收購價，從而創科實業認股權收購建議之收購價為每份創科實業認股權現金0.001港元的象徵式價值。

就創科實業債券收購建議而言，各面值7,797.70港元之創科實業債券將根據最初兑換價每股創科實業股份16.56港元兑換為約470.88股創科實業股份。創科實業債券之收購價為現金每份創科實業債券1,695.20港元(根據收購價每股創科實業股份3.60港元計算)。

就創科實業美國預託證券收購建議，由於每股創科實業美國預託證券代表五股創科實業股份，創科實業美國預託證券之收購價為現金每股創科實業美國預託證券18.00港元(根據每股創科實業股份的收購價3.60港元計算)，有關金額將轉換為美元，減去註銷費最多每股創科實業美國預託證券0.05美元、美國預託費及任何適用之轉讓費、有關匯率轉換之開支、税項及政府徵費。

吾等認為收購價並不公平合理，並鑑於創科實業認股權收購建議、創科實業債券收購建議及創科實業美國預託證券收購建議屬相若收購建議，吾等亦認為就創科實業證券所提出之收購價，對各有關創科實業證券持有人而言並不公平合理。

概要

經考慮上述之主要因素及理由後，吾等謹請　閣下注意以下達致吾等推薦意見之各項因素及理由：

(a) 於二零零七年五月十四日以行使價每股創科實業股份3.60港元行使38,592,000份創科實業認股權後，收購人及其一致行動人士合共擁有457,633,742股創科實業股份，佔創科實業經擴大後已發行股本約30.41%(佔創科實業於二零零七年五月十四日之已發行股本約28.58%)，因此，收購人須根據守則第26.1條提出創科實業收購建議；

鑑於上文所述並特別是(a)創科實業股份自二零零二年十二月十二日以來一直以高於收購價收市；(b)創科實業股份收購建議以收購價作出，並相等於創科實業在二零零二年六月二十八日（接近五年前）授予Horst Julius Pudwill先生及鍾志平博士太平紳士（即一致行動人士）的創科實業認股權之行使價；(c)創科實業股份就收購股東及潛在投資者而言，擁有一個合理流通之市場以於公開市場買賣；及(d)收購價較每股創科實業股份於截至二零零六年十二月三十一日止年度之資產淨值約4.78港元折讓約24.69%，而創科實業股份於最後實際可行日期之收市價11.88港元較每股創科實業股份於二零零六年十二月三十一日止年度之資產淨值溢價約148.54%。吾等認為收購價對收購建議股東並不公平和合理。

4. **有關創科實業認股權收購建議、創科實業美國預託證券收購建議及創科實業債券收購建議的主要因素：**

於最後實際可行日期，有

(a) 30,567,000份尚未行使創科實業認股權，不包括由收購人及其一致行動人士持有者。倘該等創科實業認股權獲悉數行使，創科實業將須發行30,567,000股創科實業股份，佔創科實業經擴大已發行股本約2%；及

(b) 價值140,000,000美元之尚未償還創科實業債券。倘該等創科實業債券被轉換為創科實業股份，創科實業將須發行65,922,584股創科實業股份，約佔創科實業經擴大後已發行股本4.20%。

於二零零七年五月三十一日已發行之創科實業美國預託證券為5,663,336份（每份創科實業美國預託證券代表5股創科實業股份）。

根據守則第13條，收購人須對所有尚未行使創科實業認股權、創科實業債券及已發行創科實業美國預託證券提出相若之收購建議。該等收購建議須待創科實業股份收購建議成為無條件後方為有效。

基於此項審閱，吾等已確認並認為港通控股有限公司(「港通」)於二零零六年四月十日公布之收購建議最適合與創科實業股份收購建議作比較，儘管收購人所行使之認股權乃根據港通與收購人於二零零三年五月九日訂立之認股權協議而授出(據此，該收購人購入由港通授出可認購港通新股之認股權；而在創科實業股份收購建議之情況，則為根據僱員認股權計劃授出認股權)。吾等在表3列出所選出的唯一可比較交易的有關百份比：

表3－可比較交易分析

公司	內容	公佈日期	每股收購價 (港元)	最後交易日 (%)	較刊發公佈日期前股份平均收市價之折讓 10日 (%)	20日 (%)	30日 (%)
港通控股有限公司	收購人及其一致行動人士因行使認股權使所持有的港通之股份，由約29.92%增加至40.36%	二零零六年四月十日	4.08	39.51	40.04	39.24	37.90
創科實業	創科實業股份收購建議	二零零七年五月十四日	3.60	66.91	66.70	66.64	65.35

資料來源：港通於二零零六年五月二十五日之綜合文件及彭博

在上述可比較交易，由於收購建議只接獲佔港通全部已發行股本約0.012%的接納，收購建議並未成為無條件，並於截止日期失效。吾等注意到相對於各自於公佈日期前的平均收市價，創科實業收購價較港通收購價有更大的折讓。

根據上文表2，吾等注意到創科實業股份之每月成交量於二零零六年六月一日至二零零七年五月三十一日期間介乎最低約51,550,000股創科實業股份(二零零六年十月)至最高約289,200,000股創科實業股份(二零零七年四月)。同期創科實業股份之平均每月成交量約126,260,000股創科實業股份，或佔創科實業全部已發行股本約8.39%或佔收購建議股東所持有創科實業股份約12.05%。

基於上述分析，創科實業股份就收購股東及潛在投資者而言，擁有一個合理地流通之市場以供公開市場買賣。欲利用是次機會去變賣其部份或全部創科實業股份之收購建議股東，應顧及創科實業股份於截止日期前之市價，以及假如扣除所有交易費用後，其於公開市場售賣其股份的淨收入比於創科實業股份收購建議獲得之淨金額為高，其應於公開市場售賣其股份，而非接納創科實業股份收購建議。

(c) 可比較交易

於挑選可比較交易時，吾等已審閱於二零零六年一月一日至最後交易日期間在聯交所主板上市的公司所公布的34項全面收購建議(不包括創科實業股份收購建議)(「樣本」)。

於評估樣本的可比較程度時，吾等已計及(i)收購人及其一致行動人士於創科實業股份收購建議前合共為創科實業的單一最大股東；(ii) Horst Julius Pudwill先生及鍾志平博士太平紳士於創科實業股份收購建議前積極參與創科實業的管理及營運；及(iii)創科實業股份收購建議因根據創科實業優先認股計劃而向其授出之創科實業認股權獲行使而觸發。在此基準，吾等已在樣本中排除因(i)因非股東而產生的控制權(定義見守則)變動；及(ii)現有股東透過行使認股權以外的途徑而增購股份而觸發的所有自願全面收購建議以及強制性全面收購建議，因為該等全面收購建議在此情況下未必能可充份與創科實業股份收購建議作比較。

(b) *創科實業股份的過往成交量*

下表載列於一年期內截至並包括二零零七年五月三十一日止，創科實業股份的每月成交量、每月成交量佔創科實業已發行股本之比例、每月成交量佔收購建議股東所持有創科實業股份百份比：

表2－創科實業股份的流動性分析

	創科實業股份的每月成交量 *(百萬股)*	創科實業股份每月成交量佔創科實業全部已發行股本之比例[1]	創科實業股份每月成交量佔收購建議股東所持有創科實業股份百份比[2]
二零零六年			
由五月十五日至五月三十一日	85.52	5.68%	8.16%
六月	93.56	6.22%	8.93%
七月	61.06	4.06%	5.83%
八月	145.62	9.68%	13.90%
九月	86.98	5.78%	8.30%
十月	51.55	3.42%	4.92%
十一月	134.06	8.91%	12.80%
十二月	84.38	5.61%	8.06%
二零零七年			
一月	102.53	6.81%	9.79%
二月	122.38	8.13%	11.68%
三月	180.67	12.00%	17.25%
四月	289.20	19.22%	27.61%
五月	163.13	10.84%	15.57%
平均每月成交量(二零零六年六月一日至二零零七年五月三十一日)	126.26	8.39%	12.05%

資料來源：彭博

附註：

(1) 根據於最後實際可行日期已發行之1,505,050,652創科實業股份計算。

(2) 根據於最後實際可行日期收購建議股東所持有之1,047,416,910股創科實業股份計算。

(3) 於從二零零六年五月十五日至二零零七年五月三十一日，創科實業股份於聯交所之交易並無暫停買賣。

如上文圖1所示，在現階段股價下降及平穩之前，創科實業股份之價格自二零零二年一月二日起呈上升趨勢，並於二零零五年十二月五日創出收市新高20.30港元。創科實業股份自二零零二年十二月十二日以來，股價均高於收購價收市。雖然過往創科實業股份股價表現未必能反映創科實業股份的未來價格，但將收購價與其過往股價表現作比較仍屬有用。

下表載列於二零零六年五月十五日至最後交易日期間(首尾兩天包括在內)(「一年期」)創科實業股份的最高及最低收市價、平均收市價以及創科實業股份收市價超過收購價之交易日的百分比：

表1－交易表現

	一年期
最高收市價	13.75港元
最低收市價	9.10港元
平均收市價	10.83港元
以高於收購價收市的交易日日數佔所有交易日日數的百份比	100%

資料來源：彭博

如上文表1及圖1所示，創科實業股份自二零零二年十二月十二日以來均高於收購價收市。收購價3.60港元，較每股創科實業股份在一年期內於二零零六年五月十五日所錄得的最高收市價13.75港元低約73.82%，及較每股創科實業股份在一年期內於二零零六年八月四日之最低收市價9.10港元低約60.44%。

(i) 於截至二零零六年十二月三十一日止年度每股創科實業股份資產淨值約4.78港元折讓約24.69%。

根據收購價計算，創科實業全部已發行股本(按全面攤薄基準，而且不包括收購人及其一致行動人士所持有之創科實業股份，並假設尚未行使之創科實業認股權(不包括收購人及其一致行動人士持有之認股權)已獲悉數行使及全部尚未償還之創科實業債券已被悉數轉換)之價值約為4,118,060,000港元。

吾等已透過審核(a)創科實業股份的過往股價表現；(b)創科實業股份的過往成交量；以及(c)最近在香港完成的可比較交易(「可比較交易」)而分析收購價：

(a) 創科實業股份的過往股價表現

下表載列創科實業股份由二零零二年一月二日至(並包括)最後實際可行日期之每日收市價：

圖1－創科實業股份之收市價表現


25.00
20.00
15.00
10.00
5.00
0.00
股價(港元)
於二零零二年六月二十八日
(創科實業認股權之授出日期)
之收市價：每股創科實業
股份3.325港元
收購價：每股創科股份3.60港元
二零零二年一月二日
二零零三年
二零零四年
二零零五年
二零零六年
二零零七年
最後實際可行日期

資料來源：彭博

(c) 創科實業前景

創科實業的未來財務表現繼續取決於其推出新產品的能力以及其收購(特別是最近於二零零七年一月三十一日完成對Hoover®地板護理業務的收購)所帶來的在銷售增長及節省成本方面的協同效應。如創科實業二零零六年年報所提及，創科實業的管理層計劃繼續創科實業的現有業務策略。

3. 估值考慮

收購價每股創科實業股份3.60港元，相等於在二零零二年六月二十八日向Horst Julius Pudwill先生及鍾志平博士太平紳士授出創科實業認股權的行使價，即：

(a) 較創科實業股份於二零零七年五月十一日(即於二零零七年五月十四日(收購建議期開始之日期)前之最後營業日)在聯交所所報之每股收市價11.00港元折讓約67.27%；

(b) 每股創科實業股份於最後實際可行日期在聯交所所報之收市價11.88港元折讓約69.70%；

(c) 每股創科實業股份於最後交易日在聯交所所報之收市價10.88港元折讓約66.91%；

(d) 每股創科實業股份截至並包括最後交易日止的十個交易日在聯交所所報之平均收市價約10.81港元折讓約66.70%；

(e) 每股創科實業股份截至並包括最後交易日止的二十個交易日在聯交所所報之平均收市價約10.79港元折讓約66.64%；

(f) 每股創科實業股份截至並包括最後交易日止的三十個交易日在聯交所所報之平均收市價約10.39港元折讓約65.35%；

(g) 隱含市盈率按每股創科實業股份截至二零零六年十二月三十一日止年度盈利約0.73港元計算，約為4.92倍；

(h) 根據截至二零零六年十二月三十一日止財政年度每股創科實業股份股息0.19港元計算，隱含股息率約5.31%；及

※ R

(a) 收入及毛利率

收入由截至二零零四年十二月三十一日止年度約16,304,140,000港元，增加至截至二零零五年十二月三十一日止年度約22,358,390,000港元，主要因為年內收購兩個專業電動工具品牌(Milwaukee®及AEG®)，令創科實業的電動設備產品收入增長約49.1%，而創科實業的電動設備產品於二零零五年佔創科實業收入約76.9%。截至二零零六年十二月三十一日止年度，創科實業的收入較去年輕微下跌至約21,822,600,000港元，主要因為美國在二零零六年下半年宏觀經濟較為疲軟，而家居設備零售商亦採納較審慎的存貨策略。創科實業之收入大部份來自北美洲市場，佔其截至二零零六年十二月三十一日止年度收入約73.69%，其餘約26.31%之收入來自歐洲及世界其他地方。

儘管收入下跌，創科實業的毛利率由截至二零零四年十二月三十一日止年度約30.30%，持續增加至截至二零零六年十二月三十一日止年度約31.59%，主要因為創科實業有能力引入新產品及較佳的產品組合。

(b) 經營溢利及純利

雖然經營溢利由截至二零零四年十二月三十一日止年度約1,133,950,000港元增加至截至二零零六年十二月三十一日止年度約1,520,780,000港元，經營溢利率於同期相對維持穩定。

純利由截至二零零四年十二月三十一日止年度約926,360,000港元，增加至截至二零零五年十二月三十一日止年度約1,018,980,000港元，而純利率則由截至二零零四年十二月三十一日止年度約5.68%跌至截至二零零五年十二月三十一日止年度約4.56%，主要因為收購相關利息開支增加。與二零零五年比較，截至二零零六年十二月三十一日止年度純利增加至約1,071,860,000港元，而純利率則增加至約4.91%，主要因為經營溢利改善及利息收入增加。

2. 創科實業集團之財務表現

以下為截至二零零六年十二月三十一日止三個年度創科實業經審核綜合財務報表摘要，乃摘錄自其年報。

	截至十二月三十一日止年度		
	二零零四年	二零零五年	二零零六年
	(千港元)	*(千港元)*	*(千港元)*
收入	16,304,140	22,358,387	21,822,597
銷售成本	(11,363,394)	(15,416,176)	(14,929,737)
毛利	4,940,746	6,942,211	6,892,860
毛利率	*30.30%*	*31.05%*	*31.59%*
銷售、分銷、宣傳及保用費用	(1,916,812)	(2,537,555)	(2,529,631)
行政費用	(1,551,024)	(2,443,035)	(2,414,135)
研究及開發費用	(338,962)	(492,234)	(428,311)
經營溢利	1,133,948	1,469,387	1,520,783
經營溢利率	*6.95%*	*6.57%*	*6.97%*
其他收入	39,688	46,630	43,423
利息收入	52,772	60,368	91,454
財務成本	(150,064)	(353,041)	(391,679)
應佔聯營公司業績	(845)	(6,463)	(895)
除稅前溢利	1,075,499	1,216,881	1,263,086
稅項開支	(108,829)	(157,714)	(184,017)
少數股東應佔溢利	(40,314)	(40,183)	(7,205)
純利	926,356	1,018,984	1,071,864
純利率	*5.68%*	*4.56%*	*4.91%*
每股創科實業股份盈利(基本) *(港仙)*	69.28	73.53	73.18
每股創科實業股份股息 *(港仙)*	17.00	18.60	19.10

於二零零七年五月十四日，創科實業收到由Horst Julius Pudwill先生及鍾志平博士太平紳士發出之書面通知，表明彼等已按行使價每股創科實業股份3.60港元行使彼等二零零二年六月二十八日獲授予之創科實業認股權。於行使該等創科實業認股權後，Horst Julius Pudwill先生及鍾志平博士太平紳士購得合共38,592,000股創科實業股份，佔創科實業經擴大後已發行股本約2.56%。因此，收購人及其一致行動人士現合共擁有457,633,742股創科實業股份，佔創科實業經擴大後已發行股本約30.41%，而收購人須根據守則第26.1條提出強制性有條件全面收購建議，以收購全部除收購人及其一致行動人士已擁有外之已發行創科實業股份、創科實業美國預託證券及創科實業債券及註銷創科實業認股權。

收購建議股東應注意，自於二零零二年六月二十八日向Horst Julius Pudwill先生及鍾志平博士太平紳士授出創科實業認股權以來，創科實業的業務及股價一直表現強勁。由二零零一年至二零零六年十二月三十一日止五個年度期間創科實業股東應佔純利，錄得複合年增長率約34.11%。創科實業股份的收市價於二零零二年六月二十八日至二零零七年五月十四日(即最後交易日)期間亦上升約227.22%，優於同期的恒生指數的升幅約97.94%。

如綜合文件之「董事會函件」所披露，於最後實際可行日期，創科實業或其聯繫人士(定義見守則)與任何其他可能於創科實業收購建議屬重要之人士，概無有關創科實業股份之安排(不論透過認股權、彌償或其他)。

就收購人關於創科實業的未來意向，吾等在綜合文件「百德能函件」一節注意到收購人有意於創科實業收購建議終止後讓創科實業繼續於聯交所上市，以及收購人董事將共同及各別向聯交所承諾採取適當措施，以確保創科實業股份維持充足之公眾持股量。收購人亦有意使創科實業繼續其主要經營業務及其現有管理層將負責創科實業之管理及日常營運。收購人目前無意向創科實業注入任何重大資產或業務、出售創科實業任何重大資產或業務、或變動董事會成員。收購人目前無意對　貴集團包括任何固定資產調動在內之業務或對持續聘用　貴集團員工引入任何重大改變。

主要因素及理由

於達致吾等的意見時，吾等已考慮下列主要因素及理由：

1. 創科實業收購建議的背景及理由

創科實業乃領導全球之家居裝修及建造業優質消費性及專業產品之生產商。創科實業的產品包括電動工具及電動工具配件、戶外園藝電動工具、地板護理以及激光儀及電子產品。

如創科實業於二零零二年三月十二日刊發之股東通函所披露， 貴公司董事認為 貴集團要吸引及挽留具備合適資歷及經驗之僱員，應透過給予僱員擁有創科實業權益之機會從而提供額外鼓勵，同時作為對彼等對集團之業務長期取得佳績作出貢獻之嘉獎，故上述安排至為重要。創科實業優先認股計劃於二零零二年三月二十八日在股東大會上獲創科實業股東批准並採納。根據創科實業優先認股計劃之條款，根據創科實業優先認股計劃授出認股權，可於授出日期起計五年後任何時間予以使行，認購價為下列三者之最高者：(a)授出認股權之日創科實業股份之收市價；(b)緊接授出日期連續五個交易日由聯交所刊發之每日報價表所列之創科實業股份平均收市價；及(c)授出日期股份面值。

根據創科實業優先認股權計劃，創科實業於二零零二年六月二十八日分別向Horst Julius Pudwill先生及鍾志平博士太平紳士授出25,728,000份創科實業認股權以及12,864,000 份創科實業認股權，行使價為3.60港元，該等股權將於二零零七年六月二十七日作廢。Horst Julius Pudwill先生為創科實業之創辦人、主席及行政總裁而鍾志平博士太平紳士則為創科實業的創辦人及副主席。Horst Julius Pudwill先生及鍾志平博士太平紳士自創科實業於一九八五年五月二十四日創立以來一直受僱於創科實業。

創科實業收購建議之條款

創科實業收購建議條款之詳情，載於綜合函件「百德能函件」。百德能代表收購人按下列基準向收購建議股東提出創科實業股份收購建議：

每股創科實業股份 現金3.60港元

創科實業股份收購建議之生效條件為於首個截止日期下午四時正或之前(或收購人根據守則可能決定之其他時間)所收到的有效接納之股數能導致收購人及其一致行動人士持有創科實業多於50%投票權。

除創科實業股份收購建議外，收購人已對所有創科實業認股權持有人(不包括由收購人及其一致行動人士所持有之認股權)以及所有創科實業債券持有人及創科實業美國預託證券持有人按下列基準提出有條件收購建議：

每份創科實業認股權 現金0.001港元

每份創科實業債券 現金1,695.20港元

每股創科實業美國託存股份 . . . . 現金$18.00[(1)]港元

創科實業認股權收購建議、創科實業債券收購建議及創科實業美國預託證券收購建議各自均須待收購建議成為或被宣布為無條件後方為有效。

根據創科實業優先認股計劃之條款，不能於收購建議期間行使的創科實業認股權的持有人，有權於創科實業股份收購建議成為無條件後，於收購人發出創科實業股份收購建議成為無條件及創科實業股份收購建議將於十四日內繼續接受接納的通告後一個月內任何時間，全數行使該等創科實業認股權(以尚未行使之股權數為限)。倘任何創科實業認股權於該一個月期間未予行使，則將自動失效。

附註：

(1) 其將轉換為美元，減去註銷費每股創科實業美國託存股份最多0.05美元、美國預託費及任何適用之轉讓費、有關匯率轉換之開支、稅項及政府徵費。

Pudwill先生及鍾志平博士太平紳士為　貴集團執行董事及收購人股東兼董事；(b)陳建華先生及陳志聰先生為　貴集團執行董事及創科實業受薪僱員；(c) Stephan Horst Pudwill先生為　貴集團執行董事並為與收購人一致行動人士；及(d)張定球先生為非執行董事並為創科實業香港法律顧問的顧問。

在達至吾等的推薦意見時，吾等已倚賴創科實業提供予吾等的資料及事實，並假設吾等所得任何資料及陳述截至今日在各主要方面均屬真實、準確及完整並可加以倚賴。吾等亦假設本綜合文件所載或所述的所有資料、陳述及意見均為公平和合理並可加以倚賴。

吾等已獲董事通知並無遺漏任何重大事實，吾等亦未發現任何事實或情況將導致提供予吾等的資料及向吾等作出的陳述成為不真實、不準確或有所誤導。吾等並無理由質疑　貴公司董事提供予吾等的資料及陳述的真實性、準確性及完整性。　貴公司董事(就創科實業的資料)以及收購人之董事(就收購人及其一致行動人士的資料)對本綜合文件所載資料之準確性已共同及個別承擔全部責任，並經作出合理查詢後，就彼等所知及所信確認，本綜合文件並無遺漏任何事實致使本綜合文件內的任何聲明有誤導成份。吾等認為已獲得充足資料作為吾等意見的合理基準。然而，吾等並未對創科實業或其任何附屬公司或聯營公司或收購人及其一致行動人士的業務及財務狀況進行深入的獨立調查。

吾等並未考慮收購建議股東及創科實業證券持有人接納及不接納創科實業收購建議而產生的税務後果，因為有關後果乃視乎其本身情況而定。特別是居於香港以外或須繳納海外税項或香港有關證券買賣的税項的收購建議股東及創科實業證券持有人，應就創科實業收購建議而考慮其本身税務狀況，如倘有任何疑問，應諮詢其本身專業顧問。

以下為洛希爾為載入本綜合文件而編撰，致獨立董事委員會有關創科實業收購建議之意見函件全文。

ROTHSCHILD

敬啟者：

百德能證券有限公司
代表
CORDLESS INDUSTRIES INC.
提出強制性有條件全面收購建議
以收購創科實業有限公司
全部已發行股份、美國預託證券
及零息票可換股債券及註銷所有尚未行使之認股權
(CORDLESS INDUSTRIES INC.及
其一致行動人士已擁有者除外)

吾等呈述創科實業收購建議，有關的詳情載於創科實業與收購人於二零零七年六月四日共同刊發的綜合文件，本函件屬其一部份。洛希爾已獲聘任為獨立財務顧問，就創科實業收購建議的條款對收購建議股東以及創科實業證券持有人而言是否公平合理而向獨立董事委員會提供意見。

除非文義另有所指，本函件內所用詞彙與綜合文件所界定者涵義相同。

根據守則第2.1條，已成立由Christopher Patrick Langley先生$_{OBE}$(獨立董事委員會主席)、Joel Arthur Schleicher先生及Manfred Kuhlmann先生(全部均為獨立非執行董事)組成的獨立董事委員會，以考慮創科實業收購建議之條款。除獨立董事委員會成員外，其他董事就創科實業收購建議向收購建議股東及創科實業證券持有人提供任何意見或建議方面而言，並不被視為獨立，原因是：(a) Horst Julius

洛希爾父子（香港）有限公司
香港特別行政區
中環遮打道16-20號
歷山大廈16樓

電話: (852) 2525-5333
傳真: (852) 2868-1728
(852) 2810-6997

推薦意見

經考慮創科實業收購建議之條款及洛希爾之建議及推薦意見後，吾等並不認為創科實業收購建議對收購建議股東及創科實業證券持有人屬公平和合理。因此，吾等建議收購建議股東及創科實業證券持有人**不要**接納創科實業收購建議。

此致

獨立董事委員會
獨立非執行董事
Christopher Patrick Langley OBE　**Joel Arthur Schleicher**　**Manfred Kuhlmann**
謹啟

二零零七年六月四日



創科實業有限公司
(於香港註冊成立之有限公司)
(股份代號：669)

致收購建議股東及創科實業證券持有人

敬啟者：

百德能證券有限公司
代表
CORDLESS INDUSTRIES INC.
提出強制性有條件全面收購建議
以收購創科實業有限公司
全部已發行股份、美國預託證券
及零息票可換股債券及註銷所有尚未行使之認股權
(CORDLESS INDUSTRIES INC.及
其一致行動人士已擁有者除外)

吾等謹提述收購人及創科實業就創科實業收購建議於二零零七年六月四日聯合發出之綜合文件，本函件為其一部份。除文義另有所指外，綜合文件內界定之詞彙與本函件所用者具有相同涵義。

作為獨立於創科實業收購建議各方之董事，吾等獲委任為獨立董事委員會成員以考慮創科實業收購建議之條款，並依照吾等之意見，就創科實業收購建議之條款對收購建議股東及創科實業證券持有人是否公平和合理，向　閣下提供意見。洛希爾已獲委任為獨立財務顧問以就創科實業收購建議之條款向獨立董事委員會提供意見。其意見及達致推薦意見時考慮之主要因素之詳情，載於綜合文件第25至41頁之「洛希爾函件」。

吾等亦謹請　閣下細閱(i)「百德能函件」、(ii)「董事會函件」、(iii)「洛希爾函件」及(iv)綜合文件各附錄所載之其他資料。

收購人有關創科實業之意向

謹請　閣下垂注本綜合文件第8至18頁載列之「百德能函件」中「收購人有關創科實業之意向」一節及「創科實業之上市地位」一節。

進一步資料

在考慮應就創科實業收購建議採取何種行動時，收購建議股東及創科實業證券持有人應考慮其稅務狀況，如有疑問，應諮詢彼等各自之專業顧問。

請參閱本綜合文件第8至18頁載列之「百德能函件」及本綜合文件之附錄一，以獲得有關創科實業收購建議、向位於香港以外的司法管轄權區之收購建議股東及創科實業證券持有人提出創科實業收購建議之提出、稅項、創科實業收購建議之接納及交收程序之資料。

推薦意見

謹請　閣下垂注本綜合文件第23至24頁載列之「獨立董事委員會函件」，當中載有其就創科實業收購建議向收購建議股東及創科實業證券持有人提出之推薦意見，亦請垂注本綜合文件第25至41頁載列之「洛希爾函件」，當中載有其就創科實業收購建議是否公平合理向獨立董事委員會提出之意見，及於達致該向獨立董事委員會提出之意見前其所考慮之主要因素及理由，亦建議　閣下就創科實業收購建議之接納及交收程序閱讀本綜合文件及接納表格。

此致

列位收購建議股東及
創科實業證券持有人　台照

代表董事會
創科實業有限公司
陳志聰
集團執行董事
謹啟

二零零七年六月四日

接納創科實業收購建議之不可撤銷承諾

於最後實際可行日期，創科實業或其聯繫人士(按守則之定義)，與任何其他人士及可能對創科實業收購建議而言屬重要之人士之間，概無任何有關創科實業股份之安排(不論是否以認股權、彌償保證或其他方式作出)。

股權及交易

收購人之股權

於最後實際可行日期，創科實業概無持有任何收購人股份。除Horst Julius Pudwill先生及鍾志平博士太平紳士外，概無任何董事於收購人之股權中擁有任何權益。

有關本集團之資料

創科實業之已發行之證券

於最後實際可行日期，共有(i)1,505,050,652股已發行的創科實業股份；(ii)32,627,000股未行使的創科實業認股權；及(iii)價值140,000,000美元之未償還的創科實業債券。 於二零零七年五月三十一日(即為確定就本綜合文件而言已發行之創科實業預託證券數目之最後實際可行日期)，有5,663,336股已發行的創科實業美國預託證券。除創科實業股份、創科實業認股權、創科實業債券及創科實業美國預託證券外，創科實業已發行股本中概無任何其他類別之證券。

本集團之業務

創科實業乃於一九八五年五月二十四日根據香港法例註冊成立，並於一九九零年十二月十七日在聯交所上市。創科實業為本集團之控股公司。

創科實業乃為全球領先之家居裝修及建造業優質消費性及專業產品之生產商。創科實業生產各式各樣之創新產品，包括電動工具及電動工具配件、戶外園藝電動工具、地板護理以及激光儀和電子產品。

創科實業之產品以包括Milwaukee®、AEG®、Ryobi®[1]、Homelite®、Hoover®、Dirt Devil®及Vax®之領導品牌，透過家居用品中心、主要零售商、工具總匯分銷商及其他渠道分銷至世界各地。此外，創科實業亦與北美及歐洲之領導品牌公司及自有零售品牌合作，承包其重要生產業務。

[1] Ryobi®商標乃根據Ryobi授予之許可而使用。

計劃於二零零二年六月二十八日獲授予之創科實業認股權。由於行使該等創科實業認股權，Horst Julius Pudwill先生及鍾志平博士太平紳士已購得合共38,592,000股創科實業股份，佔創科實業於公告日期之經擴大後已發行股本約2.56%。因行使該等創科實業股份，收購人及其一致行動人士合共擁有457,633,742股創科實業股份，佔創科實業之經擴大後股本約30.41%，故收購人須根據守則第26.1條提出強制性有條件全面收購建議，以收購創科實業全部已發行股份、創科實業美國預託證券及創科實業債券及註銷全部未行使之創科實業認股權(收購人及其一致行動人士已擁有者除外)。

收購人及創科實業亦聯合宣布，百德能(代表收購人)擬提出強制性有條件收購建議以收購全部非由收購人及其一致行動人士所擁有之創科實業已發行股份、創科實業美國預託證券及創科實業債券及註銷全部未行使之創科實業認股權。

於二零零七年五月十八日，創科實業宣布，根據守則第2.1條及第2.8條，由三名獨立非執行董事(即Christopher Patrick Langley先生OBE(獨立董事委員會主席)、Joel Arthur Schleicher先生及Manfred Kuhlmann先生)組成之獨立董事委員會已於二零零七年五月十四日成立，以向收購建議股東及創科實業證券持有人就創科實業收購建議提供意見。創科實業之非執行董事張定球先生不符合被委任加入獨立董事委員會之資格，因彼現為張葉司徒陳律師事務所之顧問，而該律師事務所現時乃創科實業之香港法律顧問。創科實業亦宣布，根據守則第2.1條，洛希爾已獲委任為獨立財務顧問，以就創科實業收購建議向獨立董事委員會提供意見。該委任已獲獨立董事委員會批准。

本綜合文件旨在向　閣下提供(其中包括)與本集團、收購人及創科實業收購建議有關之資料、有關創科實業收購建議之獨立董事委員會推薦函件及洛希爾就創科實業收購建議向獨立董事委員會發出之意見函件。

創科實業收購建議

百德能正代表收購人根據本綜合文件及隨附接納表格載列之條款(包括但不限於本綜合文件第42至61頁附錄一所載之條款)提出創科實業收購建議，以收購(i)並非由收購人及其一致行動人士尚未擁有之所有已發行的創科實業股份，(ii)所有未償還的創科實業債券，(iii)所有未行使的創科實業美國預託證券及註銷所有未行使創科實業認股權(收購人及其一致行動人士已持有者除外)，創科實業收購建議之詳情載於本綜合文件第8至18頁之「百德能函件」及本綜合文件附錄一。



創科實業有限公司
(於香港註冊成立之有限公司)
(股份代號：669)

集團執行董事：
Horst Julius Pudwill先生
(主席兼行政總裁)
鍾志平博士*太平紳士*
(副主席)
陳建華先生
陳志聰先生
Stephan Horst Pudwill先生

非執行董事：
張定球先生

獨立非執行董事：
Joel Arthur Schleicher先生
Christopher Patrick Langley先生OBE
Manfred Kuhlmann先生

註冊辦事處：
香港
新界
荃灣
青山道388號
中國染廠大廈
24樓

敬啟者：

百德能證券有限公司
代表
CORDLESS INDUSTRIES INC.
提出強制性有條件全面收購建議
以收購創科實業有限公司
全部已發行股份、美國預託證券
及零息票可換股債券及註銷所有尚未行使之認股權
(CORDLESS INDUSTRIES INC.及
其一致行動人士已擁有者除外)

緒言

於二零零七年五月十四日，收購人及創科實業聯合宣布，創科實業收到由Horst Julius Pudwill先生及鍾志平博士*太平紳士*於二零零七年五月十四日發出之書面通知，表示彼等已按行使價每股創科實業股份3.60港元行使彼等根據創科實業優先認股權

按照一般香港慣例，並根據美國證監會市場監管部人員授出之類別核准豁免，收購人或其提名人或其經紀人(作為代理人)於收購建議公開接納期間可以在美國境外不時進行購買或安排購買非涉及收購建議之創科實業股份及／或創科實業證券。

保密

本綜合文件為機密文件，僅為供收購建議股東及創科實業證券持有人(收購建議之提呈對象)考慮創科實業收購建議而編製。本綜合文件除供考慮是否參與創科實業收購建議之外，嚴禁全部或部份轉載或分發，以及披露當中任何內容或使用其內任何資料。各收購建議股東及創科實業證券持有人在接收所交付之本綜合文件以考慮創科實業收購建議時已同意上述規定。

其他資料

有關創科實業收購建議之其他詳情，乃載於本綜合文件(本函件為其中一部份)其他章節。吾等敬請　閣下留意載於本綜合文件第19至22頁之「董事會函件」、載於本綜合文件第23至24頁之「獨立董事委員會函件」、載於本綜合文件第25至41頁之洛希爾致獨立董事委員會函件及本綜合文件各附錄所載之其他資料。

應採取之行動

填妥創科實業股份收購建議、創科實業認股權收購建議及創科實業債券收購建議之接納表格須盡快，惟無論如何不得遲於二零零七年七月三日(星期二)下午四時正(香港時間)以郵寄或專人交回接收代理。填妥之轉讓書應盡快以郵寄或交回形式寄發美國接受代理，以保證美國接受代理盡早接受。惟於任何情況下不得遲於二零零七年七月二日(星期一)下午五時正(紐約時間)。創科實業收購建議之接納程序載於本綜合文件附錄一及附隨之接納表格。

此致

收購建議股東及創科實業證券持有人　台照

代表
百德能證券有限公司
董事總經理　　*助理董事*
劉志敏　　**李瀾**
謹啟

二零零七年六月四日

管轄權區之法例，包括取得所需之任何政府、匯兑管制或其他同意，藉以符合其他必要之正式手續或法律規定。收購建議股東及其他創科實業證券持有人(非居於香港者)亦有責任支付其就有關司法管轄權區應付之任何轉讓税或其他税項。

創科實業、收購者、董事、創科實業及收購者之專業顧問或參與創科實業收購建議之任何其他人士概無就個別之税務影響向收購建議股東及各創科實業證券持有人提供意見。收購建議股東及創科實業證券持有人務須就接納創科實業收購建議所產生之税務影響諮詢其專業顧問之意見。創科實業、收購者、董事、創科實業及收購者之專業顧問或參與創科實業收購建議之任何其他人士概不就收購股東及創科實業證券持有人之任何税務影響或負債承擔任何責任。

對美國投資者之重要提示

創科實業收購建議乃為香港公司之證券而作出，並須遵守香港之披露規定，該等規定有別於美國之有關規定。綜合文件中所包含之財務資料乃根據香港及／或國際會計準則而編製，因而可能與美國公司或根據美國公認會計準則編製財務報表之公司之財務資料不具有可比性。創科實業收購建議將根據適用之美國收購建議收購規則及守則之規定於美國提出。因此，創科實業收購建議須遵守披露及其他程序規定，包括有關撤回權、收購建議時間表、結算程序及付款期限等不同於美國本土適用之收購建議程序及法律規定。

創科實業股份及／或創科實業證券之美國持有人根據創科實業收購建議接獲現金，就美國聯邦所得税法而言及根據適用之美國各州及地方以及外國及其他税法，可能屬應課税交易。敬請創科實業股份及／或創科實業證券持有人立即就接納創科實業收購建議之税務影響諮詢獨立專業顧問。

由於收購人及創科實業位於非美國司法管轄權區，且其部分或所有高級職員及董事可能為非美國司法管轄權區居民，故創科實業股份及／或創科實業證券之美國持有人可能較難行使其權利以及執行根據美國聯邦證券法所產生之索償要求。創科實業股份及／或創科實業證券之美國持有人可能無法就違反美國證券法之行為向非美國法院起訴一家非美國公司或其高級職員或董事。此外，亦難以強制一家非美國公司或其關聯公司服從美國法院之裁決。

一般事項

為確保全體已登記收購建議股東獲得平等待遇，以代名人身份替一位以上實益擁有人持有創科實業股份之收購建議股東務應在實際可行情況下獨立處理各實益擁有人之持股量。創科實業股份實益擁有人之投資如以代名人之名義登記，則務必就其對創科實業股份收購建議之意向向其代名人提供指示。

向居於香港以外地方人士提呈創科實業收購建議或會受有關司法權區之適用法律影響。居於香港以外地方之人士應自行了解詳情，並遵守其司法權區之任何適用法律。一旦作出收購建議後，居於香港以外之創科實業股東及創科實業證券持有人務須細閱本綜合文件附錄一「一般事項」中第(xiii)分段。

閣下對接納創科實業收購建議之稅務影響如有任何疑問，謹請　閣下諮詢本身之專業顧問。謹此強調，收購人、百德能或彼等各自之任何董事或參與創科實業收購建議之任何其他人士，概不會就上述任何人士因接納創科實業收購建議引起之任何稅項或其他影響或負債承擔責任。

一旦收購建議作出後，以郵寄方式寄發予創科實業股東及／或創科實業證券持有人之任何文件及付款將按接納表格所列地址或按創科實業股東名冊所示地址，寄發予彼等或彼等之指定代理或(如為聯名創科實業股東)於創科實業股東名冊上名列首位之創科實業股東(如適用)，郵誤風險概由彼等承擔。收購人、百德能、創科實業、接收代理、美國接收代理或彼等各自之任何董事或聯屬公司或參與創科實業收購建議之任何其他人士，概不會就任何寄失(或其他寄發方式)或就此可能產生之任何其他義務承擔責任。

收購建議期及稅務影響

現計劃創科實業股份收購建議、創科實業債券收購建議及創科實業認股權收購建議將於本綜合文件寄發日期二零零七年六月四日(星期一)(香港時間)至二零零七年七月七月三日(星期二)(香港時間)(包括首尾兩天)止期間內可供接納，創科實業美國預託證券收購建議將於本綜合文件寄發日期二零零七年六月四日(星期一)(香港時間)至二零零七年七月二日(星期一)(紐約時間)(包括首尾兩天)止期間內可供接納。有意接納任何創科實業收購建議及就此採取任何行動之收購建議股東及其他創科實業證券持有人(非居於香港者)，均有責任就此全面遵守任何有關司法

於最後實際可行日期，收購人及其一致行動人士持有下列創科實業認股權：

名稱	創科實業認股權之授出日期	於最後實際可行日期已發行但尚未行使之創科實業認股權	認購價 (港元)	行使期
Horst Julius Pudwill先生	二零零三年九月十九日	560,000	8.685	二零零三年九月十九日至二零零八年九月十八日
	二零零四年二月二十五日	400,000	12.170	二零零四年二月二十五日至二零零九年二月二十四日
鍾志平博士太平紳士	二零零三年九月十九日	560,000	8.685	二零零三年九月十九日至二零零八年九月十八日
	二零零四年二月二十五日	400,000	12.170	二零零四年二月二十五日至二零零九年二月二十四日
Stephan Horst Pudwill先生	二零零四年三月一日	100,000	12.525	二零零四年三月一日至二零零九年二月二十八日
Christopher Horst Pudwill先生	二零零三年七月十七日	20,000	7.625	二零零三年七月十七日至二零零八年七月十六日
	二零零四年三月一日	20,000	12.525	二零零四年三月一日至二零零九年二月二十八日

除上文所披露者外，於最後實際可行日期，收購人或其一致行動人士均無擁有、控制任何創科實業股份、可換股證券、認股權證、認股權或與創科實業股份相關之衍生工具或於其中擁有權益。

除(i)Horst Julius Pudwill先生於二零零七年五月十四日以每股創科實業股份3.60港元之行使價行使25,728,000份創科實業認股權；及(ii)鍾志平博士太平紳士於二零零七年五月十四日以每股創科實業股份3.60港元之行使價行使12,864,000份創科實業認股權外，於有關期間，收購人或其一致行動人士均無買賣創科實業股份、可換股證券、認股權證、認股權或與創科實業股份相關之衍生工具。

強制收購

收購人無意行使根據公司條例(香港法例第32章)之條文其可運用之任何權利，以強制收購於創科實業股份收購建議截止後根據創科實業股份收購建議未獲購入之任何餘下創科實業股份，惟保留有關權利。

收購人及其一致行動人士於創科實業之權益及買賣

於最後實際可行日期，收購人及其一致行動人士於創科實業之權益載列如下：

名稱	權益性質	於創科實業股份之權益	權益概約百分比
Horst Julius Pudwill先生	實益擁有人	103,337,500	6.87%
	配偶權益(Barbara Pudwill女士)	760,000	0.05%
	受控制法團Sunning Inc.(其權益由Horst Julius Pudwill先生100%擁有)之權益	185,584,764	12.33%
	受控制法團Cordless Industries Company Limited (其70%權益由Horst Julius Pudwill先生擁有)之權益	25,952,521	1.72%
鍾志平博士太平紳士	實益擁有人	126,405,948	8.40%
	配偶權益(李愛琼女士)	136,000	0.01%
	受控制法團Cordless Industries Company Limited (其30%權益由鍾志平博士太平紳士擁有)之權益	11,122,509	0.74%
Stephan Horst Pudwill先生	實益擁有人	4,054,500	0.27%
Christopher Horst Pudwill先生	實益擁有人	280,000	0.02%
總計(收購人及其一致行動人士)		457,633,742	30.41%

香港印花稅

香港印花稅按代價之0.1%支付，並從應支付給接納創科實業股份收購建議之創科實業股東之現金金額中扣除。收購人隨後將代表接納收購建議股東向印花稅署支付已扣減之印花稅。

收購人之資料

收購人為一間於二零零七年五月二日在英屬處女群島註冊成立之公司。收購人乃一間為提出創科實業收購建議而成立之投資控股公司，並無進行任何業務或收購任何資產。收購人之董事為Horst Julius Pudwill先生及鍾志平博士太平紳士。

收購人之法定股本為50,000美元。收購人現有3股每股面值1.00美元之已發行股份。Horst Julius Pudwill先生擁有2股收購人之已發行股份，鍾志平博士太平紳士則擁有1股收購人之已發行股份。

收購人有關創科實業之意向

創科實業收購建議乃由收購人因Horst Julius Pudwill先生及鍾志平博士太平紳士於二零零七年五月十四日行使其創科實業認股權而按守則第26.1條提出。收購人之意向為創科實業繼續其主要經營業務及其現有管理層將負責創科實業之管理及日常營運。收購人目前無意向創科實業注入任何重大資產或業務、出售創科實業的任何重大資產或業務或變動董事會成員。收購人目前無意對本集團包括任何固定資產調動在內之業務或對持續聘用本集團員工引入任何重大改變。

創科實業之上市地位

收購人有意使創科實業於創科實業收購建議結束後仍維持在聯交所上市。收購人之董事將共同及各別向聯交所承諾採取適當措施，以確保創科實業股份維持充足之公眾持股量。

聯交所已表明，倘於收購建議結束後公眾持有之創科實業股份少於25%，或聯交所相信：

- **創科實業股份之買賣存在或可能存在虛假市場；或**

- **公眾手上之創科實業股份不足以維持一個有秩序之市場，**

則聯交所將考慮行使酌情權以暫停創科實業股份之買賣。

吾等代表收購人向所有創科實業債券之持有人提出收購建議，以按下列基準收購彼等之創科實業債券：

每張面值7,797.70港元之創科實業債券
(按日期為二零零四年七月六日之創科實業債券
發售通函所規定之折算匯率1.00美元=7.7977港元)
(按每股創科實業股份之收購價3.60港元
除以每股創科實業股份之
初步換股價16.56港元計算) 現金1,695.20港元

創科實業美國預託證券收購建議

於二零零七年五月三十一日(即為確定就本綜合文件而言已發行之創科實業預託證券數目之最後實際可行日期)，已發行之創科實業美國預託證券為5,663,336份。創科實業美國預託證券可由創科實業美國預託證券收據作為憑證。每份創科實業美國預託證券代表5股創科實業股份。吾等代表收購人向所有創科實業美國預託證券之持有人提出收購建議，以按下列基準收購彼等之創科實業美國預託證券：

每份創科實業美國預託證券 現金18.00港元

每份創科實業美國預託證券之代價將轉換為美元，並經扣除註銷費(每份創科實業美國預託證券最多0.05美元)、美國預託費及任何適用之轉讓費、有關匯率轉換之開支、稅項及政府徵費後支付。

創科實業認股權收購建議、創科實業債券收購建議及創科實業美國預託證券收購建議之條件

創科實業認股權收購建議、創科實業債券收購建議及創科實業美國預託證券收購建議須待創科實業股份收購建議成為或被宣佈為無條件後，方為有效。

財政資源之確認

就創科實業收購建議而將支付予收購建議股東之最高現金金額(假設尚未行使之創科實業認股權(不包括收購人及其一致行動人士所持有之創科實業認股權)獲全面行使及所有未償還創科實業債券均獲轉換)為現金4,118,063,378.40港元。

該筆為數4,118,063,378.40港元之款項將透過花旗及滙豐銀行所提供，為數不超過4,118,063,382港元之信貸融資撥付。百德能(作為收購人之財務顧問)信納收購人已具備足夠財政資源以應付創科實業收購建議獲如上文所述全面接納時之需要。任何與上述信貸融資有關利息支付、償還或擔保責任(不論是否附帶)均不會依據任何屬重大程度之本集團業務。

不可撤銷承諾

於最後實際可行日期，收購人或其一致行動人士皆無接獲不可撤銷承諾以接納創科實業收購建議。

總代價

按每股創科實業股份之收購價3.60港元計算，全部已發行股本，即1,143,906,494股創科實業股份(按全面攤薄基準，而且不包括收購人及其一致行動人士所持有之創科實業股份，並假設尚未行使之30,567,000份創科實業認股權(不包括收購人及其一致行動人士持有之創科實業認股權)已獲悉數行使，及全部尚未償還之創科實業債券已被轉換成65,922,584股創科實業股份)之價值約為4,118,063,378.40港元。

創科實業認股權收購建議

尚未行使之創科實業認股權

於最後實際可行日期，共有30,567,000份尚未行使之創科實業認股權(不包括收購人及其一致行動人士持有之創科實業認股權)。倘該等創科實業認股權獲悉數行使，創科實業將須發行30,567,000股創科實業股份，約佔創科實業經擴大後已發行股本約2%。

吾等代表收購人向所有創科實業認股權之持有人(收購人及其一致行動人士除外)提出收購建議，以註銷彼等現有之創科實業認股權。尚未行使之創科實業認股權之行使價介乎每股創科實業股份7.625港元至19.20港元不等，均高於收購價。創科實業認股權屬不可轉讓。基於該等因素，創科實業認股權收購建議之代價為：

每份創科實業認股權 現金0.001港元

行使創科實業認股權

根據創科實業優先認股權計劃之條款，不能於收購建議期行使之創科實業認股權之持有人，有權於創科實業股份收購建議成為無條件後，於收購人發出內容有關創科實業收購建議已成為無條件及創科實業收購建議將於14日內仍可供接納之公告後一個月內任何時間，全數行使該等創科實業認股權(以尚未行使者為限)。

創科實業認股權之失效

根據創科實業優先認股權計劃之條款，倘任何創科實業認股權於收購人發出內容有關創科實業收購建議已成為無條件及創科實業收購建議將於14日內仍可供接納之公告起計一個月內未獲行使，其將自動失效。

創科實業債券收購建議

於最後實際可行日期，尚未償還之創科實業債券的價值為140,000,000美元。倘該等創科實業債券被轉換為創科實業股份，創科實業將須發行65,922,584股創科實業股份，約佔創科實業經擴大後已發行股本約4.20%。

創科實業股份之性質

創科實業股份將連同於二零零七年五月十四日（即公告日期）上述股份所附帶或其後將附帶之所有權利一併收購，該等權利包括收取於二零零七年五月十四日（即公告日期）或之後所宣派、作出或支付之全數股息及其他分派（如有），而該等股份將不附帶任何優先購買權、認股權、留置權、申索、衡平法權利、抵押、產權負擔及第三方權利。

價值比較

收購價較：

(i) 創科實業股份於二零零七年五月十一日，即緊接收購建議期（即二零零七年五月十四日）之前的交易日在聯交所所報之每股收市價11.00港元折讓約67.27%；

(ii) 創科實業股份於最後實際可行日期在聯交所所報之每股收市價11.88港元折讓約69.70%；

(iii) 創科實業股份於緊接最後交易日（包括該日）之前最後連續10個交易日在聯交所所報之平均收市價每股10.81港元折讓約66.70%；

(iv) 創科實業股份於緊接最後交易日（包括該日）之前最後連續20個交易日在聯交所所報之平均收市價每股10.79港元折讓約66.64%；

(v) 創科實業股份於緊接最後交易日（包括該日）之前最後連續30個交易日在聯交所所報之平均收市價每股10.39港元折讓約65.35%；及

(vi) 於二零零六年十二月三十一日股東應佔本集團經審核綜合資產淨值每股約4.78港元折讓約24.69%（此乃按於二零零六年十二月三十一日之已發行創科實業股份1,465,223,652股股份計算所得）。

最高及最低價格

自二零零六年五月十五日（即公布日期十二個月前之日期）起直至最後實際可行日期（包括該日）止期間，創科實業股份在聯交所所報之最高收市價為每股13.75港元（於二零零六年五月十五日），而創科實業股份在聯交所所報之最低收市價為每股9.10港元（於二零零六年八月四日）。

閣下務請審慎考慮本綜合文件第19至22頁所載之「董事會函件」、本綜合文件第23至24頁所載之「獨立董事委員會函件」及第25至41頁所載之洛希爾就創科實業收購建議致獨立董事委員會函件中所載之資料。

創科實業收購建議

吾等代表收購人根據本綜合文件及附隨之接納表格中所載之條款提出創科實業收購建議。

代價之支付

接納各創科實業收購建議獲付之現金代價，將於接獲收購建議完整及有效之接納當日或無條件日期(以較後者為準)起計十日內支付。收購人須接獲使各創科實業收購建議成為完整及有效接納之有關所有文件。有關接納各創科實業收購建議之代價，將根據創科實業收購建議之條款而悉數支付，而不附帶任何留置權、抵銷權、反申索或其他收購人可有權或聲稱有權向接納收購建議股東或接納創科實業證券持有人(視乎情況而定)提出之類似權利。

其他條款

創科實業收購建議之其他條款及條件(包括接納程序、接納期間及創科實業收購建議之修訂)載於附錄一及相關之接納表格。

創科實業股份收購建議

吾等代表收購人向所有創科實業股東(收購人及其一致行動人士除外)提出收購建議，以收購創科實業股份(收購人及其一致行動人士已擁有之股份除外)。

每股創科實業股份之收購價 現金3.60港元

條件

創科實業股份收購建議之條件為於首個截止日期下午四時正(或收購人根據守則可能決定之其他時間)所收到(及並無撤回，倘准許)之有效接納創科實業股份股數能導致收購人及其一致行動人士持有創科實業多於50%投票權後，方為有效。



百德能證券有限公司

香港德輔道中4號
渣打銀行大廈22樓
電話 (852) 2841 7000
傳真 (852) 2522 2700

敬啟者：

百德能證券有限公司
代表
CORDLESS INDUSTRIES INC.
提出強制性有條件全面收購建議
以收購創科實業有限公司
全部已發行股份、美國預託證券
及零息票可換股債券及註銷所有尚未行使之認股權
(CORDLESS INDUSTRIES INC.及
其一致行動人士已擁有者除外)

緒言

於二零零七年五月十四日，創科實業及收購人聯合宣布，創科實業收到由Horst Julius Pudwill先生及鍾志平博士太平紳士發出之書面通知，表明彼等已於二零零七年五月十四日行使彼等根據創科實業優先認股權計劃而於二零零二年六月二十八日獲授予之創科實業認股權。於行使該等創科實業認股權後，Horst Julius Pudwill先生及鍾志平博士太平紳士於公告日期已收購合共38,592,000股創科實業股份，佔創科實業經擴大後已發行股本約2.56%。於行使該等創科實業認股權後，收購人及其一致行動人士合共擁有457,633,742股創科實業股份，佔創科實業經擴大後已發行股本約30.41%，因此，收購人須根據守則第26.1條提出強制性有條件全面收購建議，以收購全部已發行創科實業股份、創科實業美國預託證券及創科實業債券並註銷所有尚未行使之創科實業認股權，(收購人及其一致行動人士已擁有者除外)。

於二零零七年五月十四日，創科實業及收購人亦聯合宣佈，收購人將提出一項收購建議，以註銷尚未行使之創科實業認股權(收購人及其一致行動人士已持有之創科實業認股權除外)及收購已發行之創科實業債券及創科實業美國預託證券。

本函件載列創科實業收購建議主要條款之詳情，以及收購人之資料及其有關創科實業之意向。創科實業收購建議條款之其他詳情及接納創科實業收購建議之程序乃載於本綜合文件附錄一及相關接納表格中。

4. 就根據創科實業收購建議提呈之創科實業股份及創科實業證券之代價所支付之股款將盡快寄發予該等接納創科實業收購建議之創科實業股東及創科實業證券持有人，惟於任何情況下均須於接收代理接獲所有根據創科實業收購建議作出之接納之完整及有效之有關文件之日期或無條件日期(以較後者為準)起計10日內支付。

5. 根據守則，倘一項強制性有條件全面收購建議成為或宣布成為無條件，須於截止前不少於14日向該等並未接納收購建議之股東發出書面通知。根據守則，除非獲得執行人員同意，否則創科實業收購建議不可於綜合文件寄發之日後第60日下午七時正(香港時間)後成為或宣布為無條件。因此，除非創科實業收購建議已於事前成為無條件，創科實業收購建議將於二零零七年八月三日(星期五)失效，惟經執行人員同意將其延期者除外。倘創科實業收購建議成為或宣布為無條件，收購人可宣布創科實業收購建議將於由綜合文件寄發之日起計四個月後當日前可供接納。

除非另有說明，否則本綜合文件所提述之所有時間均為香港時間。

預期時間表

寄發綜合文件日期及
開始創科實業收購建議 .... 二零零七年六月四日(星期一)

首個截止日期*(附註1)* .... 二零零七年七月三日(星期二)

接納創科實業股份收購建議、
創科實業債券收購建議及創科實業認股權
收購建議之最後限期*(附註2)*.................. 二零零七年七月三日(星期二)
下午四時正(香港時間)

接納創科實業美國預託證券
收購建議之最後限期 .... 二零零七年七月二日(星期一)
下午五時正(紐約時間)

於香港報章公布創科實業收購
建議於首個截止日期之結果*(附註3)* .... 二零零七年七月四日(星期三)

就首個截止日期所收到之有效接納
(假設創科實業收購建議於該日成為或
宣布成為無條件)向創科實業股東或創科實業
證券持有人寄出款項之最後日期*(附註4)*..... 二零零七年七月十二日(星期四)

創科實業收購建議宣布接納成為
無條件之最後時間*(附註5)* .... 二零零七年八月三日(星期五)
下午七時正(香港時間)

附註：

1. 倘將創科實業收購建議期限延長，則收購人會就收購建議之任何延期刊發公告，公告中將列明下個截止日期。倘創科實業收購建議於其時為無條件，則須於創科實業收購建議截止前不少於14日，向並未接納創科實業收購建議之創科實業股東及創科實業證券持有人發出書面通知。

   於中央結算系統中以投資者戶口持有人身份直接持有或透過經紀或託管戶口持有人間接持有創科實業股份及／或創科實業證券之實益擁有人，務請注意根據《中央結算系統一般規則》及《中央結算系統運作程序規則》向中央結算系統發出指示之時間要求(載於附錄二)。

2. 倘未延期，創科實業股份收購建議、創科實業債券收購建議及創科實業認股權收購建議將於二零零七年七月三日(星期二)下午四時正(香港時間)停止接納。倘未延期，創科實業美國預託證券收購建議將於二零零七年七月二日(星期一)下午五時正(紐約時間)停止接納。

3. 創科實業收購建議於二零零七年七月三日(星期二)(即首個截止日期)截止後，有關創科實業收購建議結果之公告將於首個截止日期下午七時正(香港時間)前於聯交所網站刊登，並於下個營業日於香港報章再次刊登。

「創科實業債券收購建議」	指	由收購人提出以收購全部尚未償還創科實業債券之收購建議；
「創科實業收購建議」	指	創科實業股份收購建議、創科實業美國預託證券收購建議、創科實業債券收購建議及創科實業認股權收購建議；
「創科實業認股權」	指	根據創科實業認股權計劃授出及現時尚未行使、可認購創科實業股份之認股權；
「創科實業認股權收購建議」	指	由收購人提出以收購全部尚未行使的創科實業認股權之收購建議(收購人及其一致行動人士已持有者除外)；
「創科實業證券」	指	創科實業美國預託證券、創科實業債券及創科實業認股權；
「創科實業股份」	指	創科實業股本中每股面值0.10港元之普通股；
「創科實業股份收購建議」	指	由收購人提出以收購全部創科實業股份(不包括已由收購人及其一致行動人士持有之股份)之收購建議；
「創科實業優先認股權計劃」	指	創科實業股東於二零零二年三月二十八日舉行之創科實業股東大會上採納之優先認股權計劃；
「創科實業股東」	指	創科實業股份之持有人；
「無條件日期」	指	創科實業收購建議在各方面成為或宣布為無條件之日期；
「美國」	指	美利堅合眾國、其領土及屬地、其任何州份及哥倫比亞特區；
「美元」	指	美元，即美國法定貨幣；
「美國證券交易法」	指	美國一九三四年證券交易法(經修訂)；
「美國證券法」	指	美國一九九三年證券法(經修訂)；
「美國接收代理」	指	紐約銀行；及
「%」	指	百分比。

「洛希爾」	指	洛希爾父子(香港)有限公司，一間根據證券及期貨條例進行第一類(證券交易)、第四類(就證券提供意見)及第六類(就機構融資提供意見)受規管業務之持牌法團，並為獨立董事委員會關於創科實業收購建議之獨立財務顧問；
「美國證監會」	指	美國證券交易委員會；
「證監會」	指	香港證券及期貨事務監察委員會；
「證券及期貨條例」	指	香港法例第571章證券及期貨條例；
「印花税署」	指	香港税務局印花税署；
「聯交所」	指	香港聯合交易所有限公司；
「附屬公司」	指	具香港法例第32章公司條例第2條賦予該詞之涵義；
「創科實業」或「本公司」	指	創科實業有限公司，一間於香港註冊成立之公司，其股份於聯交所上市(股份代號：669)；
「創科實業美國預託證券收據」	指	證明創科美國預託證券之創科實業美國預託證券收據；
「創科實業美國預託證券」	指	創科實業美國預託證券證明創科實業美國預託證券，以創科實業美國預託證券收據作其證明(每份代表五股創科實業股份)；
「創科實業美國預託證券收購建議」	指	由收購人提出以收購所有已發行創科實業美國預託證券之收購建議；
「創科實業債券」	指	創科實業根據日期為二零零四年七月六日之發售通函而發行、於二零零九年到期之零息票可換股債券；

「收購建議期」	指	具有守則所賦予之涵義；
「收購價」	指	收購人根據創科實業股份收購建議就所接納之每股創科實業股份應向創科實業股東支付之3.60港元款項；
「收購建議股東」	指	創科實業股東(收購人及其一致行動人士除外)；
「收購人」	指	Cordless Industries Inc.，一間於英屬處女群島註冊成立之有限公司；
「收購人董事」	指	收購人之董事；
「百德能」	指	百德能證券有限公司，一間根據證券及期貨條例進行第一類(證券交易)及第六類(就機構融資提供意見)受規管業務之持牌法團，並為收購人關於創科實業收購建議之財務顧問及將代表收購人提出創科實業收購建議；
「中國」	指	中華人民共和國，就本綜合文件而言，不包括中華人民共和國香港特別行使區、台灣及中華人民共和國澳門特別行政區；
「接收代理」	指	秘書商業服務有限公司，即將接收創科實業股份收購建議、創科實業債券收購建議及創科實業認股權收購建議接納表格之代理，地址為香港灣仔皇后大道東28號金鐘匯中心26樓；
「有關期間」	指	自二零零六年十一月十五日(即二零零七年五月十四日收購建議期開始前六個月之日)起直至及包括最後實際可行日期之期間；

「首個截止日期」	指	二零零七年七月三日(星期二)，即創科實業收購建議之首個截止日期；
「接納表格」	指	隨本綜合文件附上之創科實業收購建議接納及轉讓表格(包括轉讓書)；
「本集團」	指	創科實業及其附屬公司；
「港元」	指	港幣，即香港法定貨幣；
「香港結算」	指	香港中央結算有限公司；
「香港」	指	中國香港特別行政區；
「滙豐銀行」	指	香港上海滙豐銀行有限公司；
「獨立董事委員會」	指	本公司就創科實業收購建議而成立，由Christopher Patrick Langley先生OBE、Joel Arthur Schleicher先生及Manfred Kuhlmann先生組成之獨立董事委員會，旨在向收購建議股東及創科實業證券持有人提供意見；
「最後交易日」	指	二零零七年五月十四日，即公告刊登前之最後交易日；
「最後實際可行日期」	指	二零零七年六月一日，即本綜合文件付印前為確定當中所載若干資料之最後實際可行日期；
「轉讓書」	指	本綜合文件附上之創科實業美國預託證券轉讓書，供願意接納創科實業美國預託證券收購建議之創科實業美國預託證券持有人使用；
「上市規則」	指	香港聯合交易所有限公司證券上市規則；

於本綜合文件內，除非文義另有所指，以下詞彙具有以下涵義：

「聯屬公司」	指	就各方而言，不時受該方控制之任何公司及該公司不時之任何附屬公司；
「公告」	指	收購人及創科實業就創科實業收購建議於二零零七年五月十四日聯合刊登之報章公告；
「董事會」	指	創科實業之董事會；
「中央結算系統」	指	香港結算設立及營運之中央結算及交收系統；
「花旗」	指	花旗環球金融亞洲有限公司；
「截止日期」	指	首個截止日期或收購人在守則允許下其後可能釐定及公布之任何截止日期；
「守則」	指	香港公司收購及合併守則；
「公司條例」	指	香港法例第32章公司條例(經修訂)；
「綜合文件」	指	創科實業與收購人就創科實業收購建議於二零零七年六月四日聯合發出之本綜合收購建議及回應文件；
「一致行動人士」	指	與收購人一致行動之人士(定義見守則)；
「受控制」	指	持有或有權行使一間公司30%或以上投票權，或在其他情況下能夠指導該公司之管理及營運；
「董事」	指	創科實業之董事；
「執行人員」	指	證監會企業融資部執行理事或任何執行理事之代表；

目　錄

頁次

此乃重要文函　謹請立即處理

閣下如對本綜合文件任何方面或應採取之行動有任何疑問，應諮詢持牌證券交易商或註冊證券機構、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下所有創科實業有限公司之股份，應立即將本綜合文件及隨附之接納表格送交買方或承讓人、或經手買賣或轉讓之持牌證券交易商或註冊證券機構或其他代理商，以便轉交買方或承讓人。

Cordless Industries Inc.

（於英屬處女群島註冊成立）

TTi

創科實業有限公司

（於香港註冊成立之有限公司）

（股份代號：669）

百德能證券有限公司
代表
CORDLESS INDUSTRIES INC.
提出強制性有條件全面收購建議
以收購創科實業有限公司
全部已發行股份、美國預託證券
及零息票可換股債券及註銷所有尚未行使之認股權
（CORDLESS INDUSTRIES INC.及
其一致行動人士已擁有者除外）

Cordless Industries Inc.之財務顧問



百德能
證券

創科實業有限公司獨立董事委員會之
獨立財務顧問

ROTHSCHILD

載有（其中包括）創科實業收購建議詳情之百德能函件載於本綜合文件第8至18頁。

董事會函件載於本綜合文件第19至22頁。

載有獨立董事委員會就創科實業收購建議之推薦意見之獨立董事委員會函件載於本綜合文件第23至24頁。

洛希爾就創科實業收購建議致獨立董事委員會之意見函件載於本綜合文件第25至41頁。

創科實業收購建議之接納手續及其他相關資料載於本綜合文件附錄一及隨附之接納表格。創科實業股份收購建議、創科實業債券收購建議及創科實業認股權收購建議之接納須於二零零七年七月三日（星期二）下午四時正前或收購人根據守則規可能決定之較後時間及／或日期前送交接收代理秘書商業服務有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。創科實業美國預託證券收購建議接受須於二零零七年七月二日（星期一）下午五時正（紐約時間）前或收購人根據守則規定可能決定及公佈之較後時間。送達美國接受代理（地址為The Bank of New York, Tender & Exchange Department, P.O Box 11248, Church Street Station, New York, NY 10286-1248（以郵件形式）或The Bank of New York, Tender & Exchange Department - 11W, 101 Barclay Street, Receive & Deliver Window - Street Level, New York, NY 10286（以送交或隔夜速遞方式）。

二零零七年六月四日

part of the contents of this form.
香港聯合交易所有限公司及香港中央結算有限公司對本表格內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概
部份內容而產生或因依賴該等內容而引致之任何損失承擔任何責任。
Unless the context otherwise requires, terms used in this form shall bear the same meanings as those defined in the composite offer and response do
2007 (the "Composite Document") issued jointly by Techtronic Industries Company Limited and Cordless Industries Inc..
除文義另有所指外，本表格所用詞語之定義與Techtronic Industries Company Limited（創科實業有限公司）與Cordless Industries Inc. 於二零零七年
刊發之綜合收購建議及回應文件（「綜合文件」）所界定者具有相同涵義。

FORM OF ACCEPTANCE AND TRANSFER FOR USE IF YOU WANT TO ACCEPT THE TTI BOND OFFER.
本接納及過戶表格在　閣下欲接納創科實業債券收購建議時適用。



TECHTRONIC INDUSTRIES COMPANY LIMITED
創科實業有限公司

(Incorporated in Hong Kong with limited liability)
(於香港註冊成立之有限公司)

Stock code 股票代號：669

FORM OF ACCEPTANCE AND TRANSFER
OF ZERO COUPON CONVERTIBLE BONDS DUE 2009 ISSUED BY TECHTRONIC INDUSTRIES COMPANY LIMITED
(CODE: 2591)
創科實業有限公司發行於二零零九年到期之
零息票可換股債券之接納及過戶表格
(代號：2591)

All parts should be completed 每項均須填妥

Receiving Agent 接收代理	Secretaries Limited 秘書商業服務有限公司	26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong 香港灣仔皇后大道東28號金鐘匯中心26樓

FOR THE CONSIDERATION stated below the "Transferor(s)" named below hereby transfer(s) to the "Transferee" named below the TTI Bond(s) specified below subject to the terms and conditions contained herein and in the accompanying Composite Document.
根據本表格及隨附的綜合文件所載條款及條件，下列「轉讓人」現按下列代價，將以下註明之創科實業債券轉讓予下列「承讓人」。

Number of TTI Bond(s) (Note) 創科實業債券數目(附註)	FIGURES 數目	WORDS 大寫
Certificate number(s) 證書號碼		
TRANSFER FROM TRANSFEROR(S) name(s) and address in full 轉讓自轉讓人全名及地址 (EITHER TYPEWRITTEN OR WRITTEN IN BLOCK CAPITALS) (請用打字機或正楷填寫)	Family name(s) or company name(s): 姓氏或公司名稱：	Forename(s): 名字：
	Registered Address: 註冊地址：	Telephone number: 電話號碼：
CONSIDERATION 代價	HK$1,695.20 in cash for each TTI Bond (applying the conversion rate of US$1.00 = HK$7.7977 as stipulated in the offering circular for the TTI Bonds dated 6 July 2004 and based on the offer price of HK$3.60 per TTI Share divided by the initial conversion price of HK$16.56 per TTI Share) 每張創科實業債券為現金1,695.20港元（按日期為二零零四年七月六日之創科實業債券發售通函所規定之折算匯率1.00美元 = 7.7977港元及按每股創科實業股份之收購價3.60港元除以每股創科實業股份之初步換股價16.56港元計算）	
TRANSFER TO TRANSFEREE 轉讓予承讓人	Name 名稱： Correspondence Address: 通訊地址： Occupation 職業：	Cordless Industries Inc. 24th Floor, CDW Building, 388 Castle Peak Road, Tsuen Wan, New Territories, Hong Kong 香港新界荃灣青山道388號中國染廠大廈24樓 Corporation 法人團體

PLEASE DO NOT DATE 請勿填寫日期 ➡ SIGNED by the parties to this transfer, this ________ day of ________, 2007　由轉讓雙方於二零零七年________月________日簽署

Signed by the Transferor(s) in the presence of:
轉讓人在下列見證人見證下簽署：
SIGNATURE OF WITNESS 見證人簽署

NAME OF WITNESS 見證人姓名

Address 地址

Occupation 職業

Signature(s) of Transferor(s)
轉讓人簽署

ALL JOINT HOLDERS MUST SIGN HERE
所有聯名持有人均須於本欄簽署

Do not complete 請勿填寫本欄

Signed by the Transferee in the presence of:
承讓人在下列見證人見證下簽署：
SIGNATURE OF WITNESS 見證人簽署

NAME OF WITNESS 見證人姓名

Address 地址

Occupation 職業

For and on behalf of 代表
Cordless Industries Inc.

Authorised Signatory(ies)
授權簽署

Signature of Transferee
承讓人簽署

Note: Insert the total number of TTI Bond(s) for which the TTI Bond Offer is accepted. If no number is inserted or a number in excess of your registered holding of TTI Bond(s) is inserted on this form of acceptance and transfer and you have signed this form, you will be deemed to have accepted the TTI Bond Offer for your entire registered holding of TTI Bond(s).

附註： 請填上接納創科實業債券收購建議之創科實業債券總數。如　閣下並無在本接納及過戶表格上填上數目或所填數目超過　閣下登記持有之創科實業債券並已簽署本表格，則　閣下將被視為已就名下持有之全部創科實業債券接納創科實業債券收購建議。

THIS FORM OF ACCEPTANCE AND TRANSFER IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to any aspect of this form of acceptance and transfer or as to the action to be taken, you should consult your licensed securities dealer or registered institution in securities, a bank manager, solicitor, professional accountant or other professional adviser.

HOW TO COMPLETE THIS FORM

This form of acceptance and transfer should be read in conjunction with the Composite Document.

To accept the TTI Bond Offer made by Platinum on behalf of Cordless Industries Inc., you should complete and sign this form of acceptance and transfer and forward this form, together with the relevant certificate(s) and/or transfer receipt(s) and/or other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) for not less than the number of TTI Bond(s) in respect of which you wish to accept the TTI Bond Offer, by post or by hand, marked "**TTI Bond Offer**" on the envelope, to the Receiving Agent, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong as soon as practicable, but in any event so as to reach the Receiving Agent by no later than 4:00 p.m. on the First Closing Date (or such later time and/or date as the Offeror may determine and announce as permitted under the Code). The provisions contained in Appendix I to the Composite Document are incorporated into and form part of this form of acceptance and transfer.

FORM OF ACCEPTANCE AND TRANSFER IN RESPECT OF THE TTI BOND OFFER

To: **Platinum and the Offeror**

1. My/Our execution of this form of acceptance and transfer (whether or not such form is dated) shall be binding on my/our successors and assignees, and shall constitute:

   (a) my/our acceptance of the TTI Bond Offer made by the Platinum on behalf of the Offeror, as contained in the Composite Document, for the consideration and on and subject to the terms and conditions therein and herein mentioned, in respect of the number of TTI Bond(s) specified in this form of acceptance and transfer or, if no such number is specified or a greater number is specified than I/we am/are registered as the holder(s) thereof, in respect of such number of TTI Bond(s) as to which I/we am/are registered as the holder(s);

   (b) my/our irrevocable instruction and authority to the Offeror and/or Platinum or their respective agent(s) to send a cheque crossed "Not negotiable – account payee only" drawn in my/our favour for the cash consideration to which I/we shall have become entitled under the terms of the TTI Bond Offer, by ordinary post at my/our risk to the person and the address stated below or, if no name and address is stated below, to me or the first-named of us (in the case of joint registered holders) at the registered address shown in the register of the holders of TTI Bonds within 10 days of the later of (i) the date on which the TTI Bond Offer becomes or is declared unconditional; and (ii) the receipt of all the relevant documents by the Receiving Agent to render the acceptance under the TTI Bond Offer complete and valid.

   (Insert name and address of the person to whom the cheque is to be sent if different from the registered holder(s) of the relevant TTI Bond(s) or the first-named of joint registered holders.)

   Name: (in block capitals) ______________________________

   Address: (in block capitals) ______________________________

   (c) my/our irrevocable instruction and authority to the Offeror and/or Platinum or such person or persons as they may direct to complete and execute any document on my/our behalf including without limitation to insert a date in this form of acceptance and transfer or, if I/we or any other person shall have inserted a date, to delete such date and insert another date and to do any other act that may be necessary or expedient for the purpose of vesting in the Offeror or such person or persons as it may direct my/our TTI Bond(s) tendered for acceptance of the TTI Bond Offer;

   (d) my/our undertaking to execute such further documents and to do such acts and things by way of further assurance as may be necessary or desirable to transfer my/our TTI Bond(s) tendered for acceptance under the TTI Bond Offer to the Offeror or such person or persons as it may direct free from all third party rights, liens, charges, options, claims, adverse interests, equities and encumbrances whatsoever and together with all rights accruing or attaching thereto as at the date of the Announcement or subsequently becoming attached to them; and

   (e) my/our agreement to ratify each and every act or thing which may be done or effected by the Offeror and/or Platinum or their respective agents or such person or persons as it/they may direct on the exercise of any of the authorities contained herein.

2. I/We understand that acceptance of the TTI Bond Offer by me/us will constitute a warranty by me/us to the Offeror that (i) the number of TTI Bond(s) specified in this form of acceptance and transfer will be sold free from all rights of pre-emption, options, liens, claims, equities, charges, encumbrances and third party rights whatsoever and together with all rights accruing or attaching thereto as at the date of the Announcement or subsequently becoming attached to them; and (ii) I/we have not taken or omitted to take any action which will or may result in TTI, the Offeror, or Platinum or any other person acting in breach of the legal or regulatory requirements of any territory in connection with the TTI Bond Offer or his, her, acceptance thereof, and is permitted under all applicable laws to receive and accept the TTI Bond Offer, and any revision thereof, and that such acceptance is valid and binding in accordance with all applicable laws.

3. In the event that the TTI Bond Offer lapses, or my/our acceptance is not valid, or is treated as invalid, in accordance with the terms of the TTI Bond Offer, all instructions, authorisations and undertakings contained in paragraph 1 above shall cease and in which event, I/we authorise and request you to return to me/us my/our relevant certificate(s) and/or transfer receipt(s) and/or other document(s) of title (and/or satisfactory indemnity or indemnities required in respect thereof), together with this form of acceptance and transfer duly cancelled, by ordinary post at my/our risk to the person and address stated in 1(b) above or, if no name and address is stated, to me or the first-named of us (in the case of joint registered holders) at the registered address shown in the register of the holders of TTI Bonds within 10 days of the lapse of the TTI Offers.

4. I/We enclose the relevant certificate(s) and/or transfer receipt(s) and/or other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) for the whole or part of my/our holding of the relevant TTI Bond(s) which are to be held by you on the terms and conditions of the TTI Bond Offer. I/We understand that no acknowledgement of receipt of any form(s) of acceptance and transfer, certificate(s) and/or transfer receipt(s) and/or other document(s) of title (and/or satisfactory indemnity or indemnities required in respect thereof) will be given. I/we further understand that all documents will be sent at my/our own risk.

5. I/We warrant that I/we have the full right, power and authority to sell and pass the title and ownership of my/our TTI Bond(s) to the Offeror by way of acceptance of the TTI Bond Offer.

6. I/We warrant to the Offeror and TTI that I/we have satisfied the laws of the jurisdiction where my/our address is in connection with my/our acceptance of the TTI Bond Offer, including the obtaining of any governmental, exchange control or other consents which may be required and the compliance with all necessary formalities or legal requirements.

本接納及過戶表格乃重要文件，請即處理。 閣下如對本接納及過戶表格任何方面或應採取之行動有任何疑問，應諮詢 閣下之持牌證券交易商或註冊證券機構、銀行經理、律師、專業會計師或其他專業顧問。

如何填寫本表格

本接納及過戶表格應與綜合文件一併閱讀。

閣下如欲接納百德能代表Cordless Industries Inc. 提出之創科實業債券收購建議，應填妥並簽署本接納及過戶表格，在切實可行的情況下盡早將本表格連同不少於　閣下欲接納創科實業債券收購建議之創科實業債券數目之相關證書及／或過戶收據及／或其他所有權文件（及／或任何就此所需之可信納之彌償保證），以郵遞或以專人送交接收代理，地址為香港灣仔皇后大道東28號金鐘匯中心26樓，信封面請註明「**創科實業債券收購建議**」，但在任何情況下不得遲於首個截止日期下午四時正前（或收購人按守則可能決定並公佈之較後時間及／或日期）送達上述地址。綜合文件附錄一之條文已納入本接納及過戶表格並成為其中部分。

創科實業債券收購建議之接納及過戶表格

致：**百德能及收購人**

1. 本人／吾等簽署本接納及過戶表格（不論該表格是否已註明日期）對本人／吾等之繼承人及受讓人具約束力，並表示：

   (a) 本人／吾等按綜合文件及本表格所載代價及條款與條件，就本接納及過戶表格所列明之創科實業債券數目或（如未有列明數目或所列數目多於本人／吾等登記為持有人之數目）本人／吾等登記為持有人之創科實業債券數目，接納由百德能代表收購人提出並載於綜合文件中之創科實業債券收購建議；

   (b) 本人／吾等不可撤回地指示並授權收購人及／或百德能或彼等各自之代理人於(i)創科實業債券收購建議成為或被宣佈為無條件之日；及(ii)接收代理收到所有有關文件以使接納根據創科實業債券收購建議成為完整及有效之日（以較後日期為準）後的十日內將本人／吾等按創科實業債券收購建議之條款應得之現金代價，以「不得轉讓— 只入抬頭人賬戶」方式劃線開出支票予本人／吾等，然後以平郵方式寄予下文所列人士及地址（如未有於下欄列明姓名及地址，則按有關創科實業債券所登記之地址寄予本人或（如為聯名持有人）當中排名首位之人士），郵誤風險由本人／吾等承擔。

   （倘收取支票之人士有別於登記有關創科實業債券所登記之持有人或名列首位之聯名持有人，則請在本欄填上接收支票人士之姓名及地址。）

   姓名：　（請用正楷）______________________________

   地址：　（請用正楷）______________________________

   (c) 本人／吾等不可撤回地指示並授權收購人及／或百德能或彼等就此指定之人士，代表本人／吾等填妥及簽署任何文件，包括但不限於在本接納及過戶表格填上日期，或如本人／吾等或任何其他人士已填上日期，則刪去該日期而填上另一日期，並採取任何必要或權宜之行動，使本人／吾等就接納創科實業債券收購建議而提呈之創科實業債券轉歸收購人或其指定之人士所有；

   (d) 本人／吾等承諾於必要及適當時簽署其他文件並辦理其他手續，以確保本人／吾等就接納創科實業債券收購建議而提呈之創科實業債券轉歸予收購人或其指定之人士，而上述股份概不附帶任何形式第三方權利、留置權、抵押、選擇權、索償、不利權益、衡平權及產權負擔，並附帶該公佈日期當日累積或附帶或其後所附帶的一切權利；及

   (e) 本人／吾等同意追認收購人及／或百德能或彼等各自之代理人或彼等指定人士於行使本表格所載任何授權時可能作出或進行之各種行動或事宜。

2. 本人／吾等明白本人／吾等接納創科實業債券收購建議將代表本人／吾等向收購人保證，(i)本接納及過戶表格所列出售之創科實業債券數目概不附帶一切任何形式的優先購買、認購、留置、索償、衡平、抵押、產權負擔及第三方權利，並附帶該公佈日期所累積或附帶或其後附帶的一切權利；及(ii)本人／吾等並無採取或不採取任何行動致使創科實業、收購人或百德能或任何其他人士違反有關地區與創科實業債券收購建議或其接納有關之法例或法規，且彼根據所有適用法例獲准獲取及接納創科實業債券收購建議及其任何修訂，而該接納為有效，且根據所有適用法例具有約束力。

3. 倘按創科實業債券收購建議之條款創科實業債券收購建議失效，或本人／吾等之接納屬無效或被視為無效，則上文第1段所載之所有指示、授權及承諾均會失效。在此情況下，本人／吾等授權並懇請　閣下於創科實業收購建議失效後的十日內將本人／吾等之相關證書及／或過戶收據及／或其他所有權文件（及／或任何就此所需之可信納之彌償保證）連同已正式註銷之本接納及過戶表格以平郵方式一併寄予上文1(b)所列之人士及地址，如未有列明姓名及地址，則按有關創科實業債券所登記之持有人之地址寄予本人或（如為聯名持有人）吾等當中名列首位之人士，郵誤風險由本人／吾等承擔。

4. 本人／吾等茲附上本人／吾等持有之全部或部份有關創科實業債券之有關證書及／或過戶收據及／或其他所有權文件（及／或任何就此所需之可信納之彌償保證），由　閣下按創科實業債券收購建議之條款及條件予以保存。本人／吾等明白任何交回的接納及過戶表格、證書及／或過戶收據及／或其他所有權文件（及／或就此所需之可信納之彌償保證）概不獲發收據。本人／吾等亦了解寄發所有文件的一切郵誤風險概由本人／吾等承擔。

5. 本人／吾等保證，本人／吾等有十足權利、權力及授權以接納創科實業債券收購建議之方式，向收購人出售及移交本人／吾等之創科實業債券之所有權及擁有權。

6. 本人／吾等向收購人及創科實業保證，本人／吾等已遵守本人／吾等地址所在司法權區關於本人／吾等接納創科實業債券收購建議方面之法例，包括獲得任何所需之政府、外匯管制或其他方面之同意，及辦理一切必須之手續或遵守法律規定。

The Stock Exchange of Hong Kong Limited and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this form, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this form.

Unless the context otherwise requires, terms used herein shall bear the same meanings as defined in the composite offer and response document dated 4 June 2007 (the "**Composite Document**") issued jointly by Techtronic Industries Company Limited and Cordless Industries Inc..

FORM OF ACCEPTANCE AND CANCELLATION FOR USE IF YOU WANT TO ACCEPT THE TTI OPTION OFFER.



TECHTRONIC INDUSTRIES COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

Stock code: 669

FORM OF ACCEPTANCE AND CANCELLATION OF TTI OPTIONS

THIS FORM OF ACCEPTANCE AND CANCELLATION IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to any aspect of this form of acceptance and cancellation or as to the action to be taken, you should consult your licensed securities dealer or registered institution in securities, a bank manager, solicitor, professional accountant or other professional adviser.

This form of acceptance and cancellation should be read in conjunction with the Composite Document. The provisions of Appendix I to the Composite Document are incorporated into and form part of this form of acceptance and cancellation.

To accept the TTI Option Offer made by Platinum on behalf of Cordless Industries Inc., you should complete and sign this form of acceptance and cancellation and forward this form, together with the certificate(s) of the TTI Option(s) (if any) for not less than the number of TTI Option(s) in respect of which you intend to accept the TTI Option Offer, by post or by hand to the Receiving Agent at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, marked "**TTI Option Offer**" on the envelope, as soon as possible and in any event so as to reach the Receiving Agent at the aforesaid address by no later than 4:00 p.m. on the First Closing Date (or such later time and/or date as the Offeror may determine and announce as permitted under the Code). No acknowledgement of receipt of any form of acceptance and cancellation and/or the certificate(s) of the TTI Option(s) (if any) will be given.

To: TTI, Platinum and the Offeror

I (name) ________________________ of (address) ________________________
____ [1]

hereby accept the TTI Option Offer made by Platinum on behalf of the Offeror and agree, for the consideration of HK$0.001 per TTI Option(s) in cash, to the cancellation of the TTI Option(s) granted to me to subscribe for TTI Share(s), the details of which are set out below.

Option certificate No./ Date of Grant	No. of TTI Option(s) [2]	No. of TTI Share(s) [3]	Exercise price per TTI Share (HK$)

The TTI Option certificate(s) (if any) relating to such TTI Option(s) is/are enclosed herewith for TTI's cancellation[4].

Dated this ______________ day of ______________ 2007.

____

Signature of the
abovementioned holders of TTI Option(s)

Notes:

1. Please insert full name and address in **BLOCK CAPITALS**.
2. Please insert the number of TTI Option(s).
3. Please insert the number of TTI Share(s) in respect of which the TTI Option(s) to subscribe is/are surrendered for cancellation. If no number is inserted or a number in excess of your registered holding of the TTI Option(s) is inserted on this form of acceptance and cancellation and you have signed this form, you will be deemed to have accepted the TTI Option Offer in respect of your entire holding of TTI Option(s).
4. If the number of TTI Option(s) surrendered for cancellation is less than the number of TTI Option(s) held by the holders of TTI Options, TTI will provide a confirmation letter in relation to the balance of the TTI Option(s) to such holders of TTI Options.

除文義另有所指外，本表格所用詞語之定義與Techtronic Industries Company Limited(創科實業有限公司)與Cordless Industries Inc.於二零零七年六月四日聯合刊發之綜合收購建議及回應文件(「**綜合文件**」)所界定者具有相同涵義。

本接納及註銷表格在　閣下欲接納創科實業認股權收購建議時適用。



TECHTRONIC INDUSTRIES COMPANY LIMITED
創科實業有限公司

(於香港註冊成立之有限公司)

股票代號：669

接納及註銷創科實業認股權表格

本接納及註銷表格乃重要文件，請即處理。　閣下如對本接納及註銷表格任何方面或應採取之行動有任何疑問，應諮詢　閣下之持牌證券交易商或註冊證券機構、銀行經理、律師、專業會計師或其他專業顧問。

本接納及註銷表格應與綜合文件一併閱讀。綜合文件附錄一之條文已納入本接納及註銷表格並成為其中部分。

閣下如欲接納百德能代表Cordless Industries Inc. 提出之創科實業認股權收購建議，應填妥並簽署本接納及註銷表格，並盡早將本表格連同不少於　閣下欲接納創科實業認股權收購建議之創科實業認股權數目之創科實業認股權證書(如有)，以郵遞或專人送交接收代理，地址為香港灣仔皇后大道東28號金鐘匯中心26樓，信封面請註明「**創科實業認股權收購建議**」，惟在任何情況下不得遲於首個截止日期下午四時正前(或收購人按守則可能決定並公佈之較後時間及／或日期)送達接收代理位於上述之地址。概不會就接獲任何接納及註銷表格及／或創科實業認股權認股權證書(如有)而發出任何收據。

致：創科實業、百德能及收購人

本人(姓名)＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿ 寓(地址)＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿

＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿[1]謹此接納由百德能代表收購人提出之創科實業認股權收購建議，並同意按每份創科實業認股權現金0.001港元之代價，註銷授予本人認購創科實業股份之創科實業認股權，詳情載列如下。

認股權證書編號／授予日期	創科實業認股權數目[(2)]	創科實業股份數目[(3)]	每股創科實業股份行使價(港元)

隨本表格附奉有關該等創科實業認股權認股權證書(如有)，以供創科實業註銷[4]。

日期：二零零七年＿＿＿＿月＿＿＿＿日

＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿

上述創科實業認股權持有人簽署

附註：

1. 請以正楷填寫全名及地址。
2. 請填上創科實業認股權數目。
3. 請填上交回供註銷的創科實業認股權所涉及之創科實業股份數目。倘本接納及註銷表格內無填寫數目或所填數目超過　閣下登記持有之創科實業認股權數目而　閣下已簽署本表格，則　閣下將被視為已就名下全部創科實業認股權接納認股權收購建議。
4. 倘交回供註銷的創科實業認股權數目少於創科實業認股權持有人所持創科實業認股權數目，則創科實業將向該創科實業認股權持有人發出有關創科實業認股權餘額之確認函件。

Form of Acceptance and Cancellation of TTI Options

To: **TTI, Platinum and the Offeror**

1. My execution of this form of acceptance and cancellation shall constitute:

   (a) my acceptance of the TTI Option Offer made by Platinum on behalf of the Offeror, as contained in the Composite Document, for the consideration and on and subject to the terms and conditions therein and herein mentioned, in respect of the number of TTI Option(s) specified in this form of acceptance and cancellation or, if no such number is specified or a number in excess of my registered holding of the TTI Option(s) is specified, I shall be deemed to have accepted the TTI Option Offer in respect of my entire holding of TTI Option(s);

   (b) my undertaking to execute such further documents and to do such acts and things by way of further assurance as may be necessary or desirable to cancel my TTI Option(s) tendered for cancellation under the TTI Option Offer;

   (c) my irrevocable instruction and authority to the Offeror and/or Platinum or their respective agent(s) to send a cheque crossed "Not negotiable – account payee only" drawn in my favour for the cash consideration to which I shall have become entitled under the terms of the TTI Option Offer by ordinary post at my own risk to the person and the address stated below or, if no name and address is stated below to me at the registered address shown in the register of the holders of TTI Options within 10 days of the later of (i) the date on which the TTI Option Offer becomes or is declared unconditional; and (ii) the receipt of all the relevant documents by the company secretary of TTI to render the acceptance under the TTI Option Offer complete and valid.

   (Insert name and address of the person to whom the cheque is to be sent if different from the registered holder(s) of TTI Options)

   Name: (in block capitals) ____________________

   Address: (in block capitals) ____________________

   (d) my irrevocable instruction and authority to the Offeror and/or Platinum or such person or persons as they may direct to complete and execute any document on my behalf and to do any other act that may be necessary or expedient for the purposes of cancelling the TTI Option(s) tendered for cancellation under the TTI Option Offer; and

   (e) my agreement to ratify each and every act or thing which may be done or effected by the Offeror and/or Platinum or their respective agents or such person or persons as it/they may direct on the exercise of any of the authorities contained herein.

2. I understand that my acceptance of the TTI Option Offer will constitute a warranty by me to the Offeror that the TTI Option(s) specified in this form of acceptance and cancellation is/are free from all liens, charges, options, claims, equities, adverse interests, third party rights or encumbrances whatsoever and renounced together with all rights accruing or attaching thereto as at the date of the Announcement or subsequently becoming attached to them.

3. In the event that the TTI Offers lapse, or my acceptance is not valid, or is treated as invalid, in accordance with the terms of the TTI Option Offer, all instructions, authorisations and undertakings contained in paragraph 1 above shall cease and in which event, I authorise and request you or any one of you to return my certificate(s) of TTI Option(s) (if any), together with this form of acceptance and cancellation duly cancelled, by ordinary post at my own risk to the person and address stated in 1(c) above or if no name and address is stated, to me at the registered address shown in the register of the holder of TTI Options within 10 days of the lapse of the TTI Offers.

4. I enclose the relevant certificate(s) of TTI Option(s) (if any) for the whole or part of my holding of outstanding TTI Option(s) which is/are to be held by you on the terms and conditions of the TTI Option Offer. I understand that no acknowledgement of receipt of any form(s) of acceptance and cancellation and certificate(s) of TTI Option(s) will be given.

接納及註銷創科實業認股權表格

致：**創科實業、百德能及收購人**

1. 本人簽署本接納及註銷表格即表示：

   (a) 本人按綜合文件及本表格所載代價及條款與條件，就本接納及註銷表格所列明之創科實業認股權數目接納由百德能代表收購人提出並載於綜合文件中之創科實業認股權收購建議，或如未有列明數目或所列數目多於本人登記持有之創科實業認股權，則本人將被視為就名下全部創科實業認股權數目接納創科實業認股權收購建議；

   (b) 本人承諾於必要或適當時簽署其他文件並辦理其他手續，以註銷本人根據創科實業認股權收購建議而提呈以供註銷之創科實業認股權；

   (c) 本人不可撤回地指示並授權收購人及／或百德能或彼等各自之代理人於(i)創科實業認股權收購建議成為或被宣佈為無條件之日；及(ii)創科實業公司秘書收到所有有關文件以使接納根據創科實業認股權要約成為完整及有效之日（以較後日期為準）後的十日內將本人按創科實業認股權收購建議之條款應得之現金代價以「不得轉讓－只入抬頭人賬戶」方式劃線開出支票予本人，然後以平郵方式寄予下文所列人士及地址（或如未有於下欄列明姓名及地址，則按創科實業認股權持有人名冊所登記之地址寄予本人）郵誤風險由本人承擔。

   （倘收取支票之人士有別於登記創科實業認股權持有人，則請在本欄填上接收支票人士之姓名及地址。）

   姓名：（請用正楷）____________________

   地址：（請用正楷）____________________

   (d) 本人不可撤回地指示並授權收購人及／或百德能或彼等就此指定之人士，代表本人填妥及簽署任何文件，並採取任何必要或權宜之行動，以註銷本人根據創科實業認股權收購建議而提呈以供註銷之創科實業認股權；及

   (e) 本人同意追認收購人及／或百德能或彼等各自之代理人或彼等指定人士於行使本表格所載任何授權時可能作出或進行之各種行動或事宜。

2. 本人明白本人接納創科實業認股權收購建議將代表本人向收購人保證，本接納及註銷表格所列之創科實業認股權概不附帶任何形式之留置權、抵押、認股權、索償、衡平權、不利權益、第三方權利或產權負擔，並將会連同於該公佈日期當日所累積或附帶或其後所附帶的所有權利一併註銷及放棄。

3. 倘按創科實業認股權收購建議之條款創科實業收購建議失效，或本人之接納屬無效或被視為無效，則上文第1段所載之所有指示、授權及承諾均會失效。在此情況下，本人授權並懇請　閣下或　閣下任何一人於創科實業收購建議失效後的十日內將本人之創科實業認股權的證書（如有）連同已正式註銷之本接納及註銷表格以平郵方式送回上文1(c)段所列人士及地址，或倘並無列出姓名及地址，則送回本人於創科實業認股權持有人登記冊上所登記的地址，郵誤風險由本人承擔。

4. 本人茲附上本人持有之全部或部份尚未行使創科實業認股權之有關創科實業認股權證書（如有），由　閣下按創科實業認股權收購建議之條款及條件予以保存。本人明白任何交回的接納及註銷表格及創科實業認股權證書概不獲發收據。

The Stock Exchange of Hong Kong Limited and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this form, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this form.
香港聯合交易所有限公司及香港中央結算有限公司對本表格內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本表格全部或任何部份內容而產生或因依賴該等內容而引致之任何損失承擔任何責任。

Unless the context otherwise requires, terms used in this form shall bear the same meanings as those defined in the composite offer and response document dated 4 June 2007 (the "Composite Document") issued jointly by Techtronic Industries Company Limited and Cordless Industries Inc..
除文義另有所指外，本表格所用詞語之定義與Techtronic Industries Company Limited (創科實業有限公司) 與Cordless Industries Inc. 於二零零七年六月四日聯合刊發之綜合收購建議及回應文件(「綜合文件」)所界定者具有相同涵義。

FORM OF ACCEPTANCE AND TRANSFER FOR USE IF YOU WANT TO ACCEPT THE TTI SHARE OFFER.
本接納及過戶表格在 閣下欲接納創科實業股份收購建議時適用。



TECHTRONIC INDUSTRIES COMPANY LIMITED
創科實業有限公司

(Incorporated in Hong Kong with limited liability)
(於香港註冊成立之有限公司)

Stock code 股票代號：669

FORM OF ACCEPTANCE AND TRANSFER OF SHARES OF HK$0.10 EACH IN THE ISSUED SHARE CAPITAL OF TECHTRONIC INDUSTRIES COMPANY LIMITED
創科實業有限公司已發行股本中每股面值0.10港元之股份之接納及過戶表格

All parts should be completed 每項均須填妥

Receiving Agent 接收代理	Secretaries Limited 秘書商業服務有限公司	26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong 香港灣仔皇后大道東28號金鐘匯中心26樓

FOR THE CONSIDERATION stated below the "Transferor(s)" named below hereby transfer(s) to the "Transferee" named below the TTI Share(s) specified below subject to the terms and conditions contained herein and in the accompanying Composite Document.
根據本表格及隨附的綜合文件所載條款及條件，下列「轉讓人」現按下列代價，將以下註明之創科實業股份轉讓予下列「承讓人」。

Number of TTI Share(s) (Note) 創科實業股份數目(附註)	FIGURES 數目	WORDS 大寫	
Share certificate number(s) 股票號碼			
TRANSFER FROM TRANSFEROR(S) name(s) and address in full 轉讓自轉讓人全名及地址 (EITHER TYPEWRITTEN OR WRITTEN IN BLOCK CAPITALS) (請用打字機或正楷填寫)	Family name(s) or company name(s): 姓氏或公司名稱：	Forename(s): 名字：	
	Registered Address: 註冊地址：		Telephone number: 電話號碼：
CONSIDERATION 代價	HK$3.60 in cash for each TTI Share 每股創科實業股份為現金3.60港元		
TRANSFER TO TRANSFEREE 轉讓予承讓人	Name 名稱：	Cordless Industries Inc.	
	Correspondence Address: 通訊地址：	24th Floor, CDW Building, 388 Castle Peak Road, Tsuen Wan, New Territories, Hong Kong 香港新界荃灣青山道388號中國染廠大廈24樓	
	Occupation 職業：	Corporation 法人團體	

PLEASE DO NOT DATE 請勿填寫日期 ➡ SIGNED by the parties to this transfer, this ______ day of ______, 2007 由轉讓雙方於二零零七年______月______日簽署

Signed by the Transferor(s) in the presence of:
轉讓人在下列見證人見證下簽署：
SIGNATURE OF WITNESS 見證人簽署

NAME OF WITNESS 見證人姓名

Address 地址

Occupation 職業

Signature(s) of Transferor(s)
轉讓人簽署

ALL JOINT HOLDERS MUST SIGN HERE
所有聯名持有人均須於本欄簽署

Do not complete 請勿填寫本欄

Signed by the Transferee in the presence of:
承讓人在下列見證人見證下簽署：
SIGNATURE OF WITNESS 見證人簽署

For and on behalf of 代表
Cordless Industries Inc.

NAME OF WITNESS 見證人姓名

Address 地址

Authorised Signatory(ies)
授權簽署

Occupation 職業

Signature of Transferee
承讓人簽署

Note: Insert the total number of TTI Shares for which the TTI Share Offer is accepted. If no number is inserted or a number in excess of your registered holding of TTI Shares is inserted on this form of acceptance and transfer and you have signed this form, you will be deemed to have accepted the TTI Share Offer for your entire registered holding of TTI Shares.

附註： 請填上接納創科實業股份收購建議之創科實業股份總數。如 閣下並無在本接納及過戶表格上填上數目或所填數目超過 閣下登記持有之創科實業股份並已簽署本表格，則 閣下將被視為已就名下持有之全部創科實業股份接納創科實業股份收購建議。

PERSONAL DATA

Personal Information Collection Statements

This personal information collection statement informs you of the policies and practices of the Offeror, the Registrar and in relation to personal data and the Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (the "Ordinance").

1. Reasons for the collection of your personal data

To accept the TTI Share Offer for your TTI Shares, you must provide the personal data requested. Failure to supply the requested data may result in the processing of your acceptance being rejected or delayed.

2. Purposes

The personal data which you provide on this form may be used, held and/or stored (by whatever means) for the following purposes:

- processing your acceptance and verification or compliance with the terms and application procedures set out in this form and the Composite Document;
- registering transfers of the TTI Share(s) out of your name;
- maintaining or updating the relevant register of holders of the TTI Share(s);
- conducting or assisting to conduct signature verifications, and any other verification or exchange of information;
- distributing communications from the Offeror and/or its subsidiaries or agents such as the financial advisers and the Registrar;
- compiling statistical code information and shareholder profiles;
- making disclosures as required by laws, rules or regulations (whether statutory or otherwise);
- any other purpose in connection with the business of the Offeror or the Registrar; and
- any other incidental or associated purposes relating to the above and other purpose to which the TTI Shareholders may from time to time agree to or be informed of.

3. Transfer of personal data

The personal data provided in this form will be kept confidential but the Offeror and the Registrar may, to the extent necessary for achieving the purposes above or any of them, make such enquiries as they consider necessary to confirm the accuracy of the personal data and, in particular, they may disclose, obtain, transfer (whether within or outside Hong Kong) such personal data to, from or with any and all of the following persons and entities:

- the Offeror and/or agent(s), such as the financial advisers and the Registrar;
- any agents, contractors or third party service providers who offer administrative, telecommunications, computer, payment or other services to the Registrar, in connection with the operation of its business;
- any regulatory or governmental bodies;
- any other persons or institutions with which you have or propose to have dealings, such as your bankers, solicitors, accountants or licensed securities dealers or registered institution in securities; and
- any other persons or institutions whom the Offeror or the Registrar considers to be necessary or desirable in the circumstances.

4. Access and correction of personal data

The Ordinance provides you with rights to ascertain whether the Offeror or the Registrar holds your personal data, to obtain a copy of that data, and to correct any data that is incorrect. In accordance with the Ordinance, the Offeror and the Registrar have the right to charge a reasonable fee for the processing of any data access request. All requests for access to data or correction of data or for information regarding policies and practices and the kinds of data held should be addressed to the Offeror or the Registrar (as the case may be).

BY SIGNING THIS FORM YOU AGREE TO ALL OF THE ABOVE

個人資料

收集個人資料聲明

本收集個人資料聲明旨在知會　閣下有關收購人、股份過戶登記處及有關個人資料及香港法例第486章個人資料(私隱)條例(「該條例」)的政策及慣例。

1. 收集　閣下個人資料的原因

如接納　閣下創科實業股份之創科實業股份收購建議，　閣下須提供所需的個人資料，倘　閣下未能提供所需資料，則可能導致　閣下的接納申請被拒或受到延誤。

2. 用途

閣下於本表格提供的個人資料可能會用作、持有及／或保存(以任何方式)作下列用途:

- 處理　閣下的接納申請及核實或遵循本表格及綜合文件載列的條款及申請程序;
- 登記以　閣下名義的創科實業股份轉讓;
- 保存或更新有關創科實業股份的股東名冊;
- 核實或協助核實簽名，以及進行任何其他資料核實或交換;
- 自收購人及／或其附屬公司或代理人(例如財務顧問及股份過戶登記處)發佈通訊;
- 編製統計代碼資料及股東資料;
- 按法例、規則或規定(無論法定或其他規定)作出披露;
- 有關收購人或股份過戶登記處業務的任何其他用途;及
- 有關上文所述任何其他臨時或關連用途及創科實業股東可能不時同意或知悉的其他用途。

3. 轉交個人資料

本表格提供的個人資料將作為機密資料妥當保存，惟收購人及股份過戶登記處為達致上述或有關任何上述的用途，可能作出必需的查詢，以確認個人資料的準確性，彼等尤其可能披露、獲取或轉交(無論在香港或香港以外地區)該等個人資料予下列任何及所有個人及實體、或自下列任何及所有個人及實體披露、獲取或轉交(無論在香港或香港以外地區)該等個人資料:

- 收購人及／或代理，例如財務顧問及股份過戶登記處;
- 為股份過戶登記處的業務經營提供行政、電訊、電腦、付款或其他服務的任何代理、承包商或第三方服務供應商;
- 任何監管或政府機構;
- 與　閣下進行交易或建議進行交易的任何其他個人或機構，例如　閣下的銀行、律師、會計師或持牌證券交易商或登記證券機構;及
- 收購人或股份過戶登記處認為必需或適當情況下的任何其他個人或機構。

4. 獲取及更正個人資料

根據該條例的規定，　閣下可確認收購人或股份過戶登記處是否持有　閣下的個人資料，並獲取該資料副本，以及更正任何錯誤資料。依據該條例的規定，收購人及股份過戶登記處可就獲取任何數據的請求收取合理的手續費。獲取資料或更正資料或獲取有關政策及慣例及所持資料類型的資料的所有請求，須提交予收購人或股份過戶登記處(視情況而定)。

閣下一經簽署本表格即表示同意上述所有條款

THIS FORM OF ACCEPTANCE AND TRANSFER IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to any aspect of this form of acceptance and transfer or as to the action to be taken, you should consult your licensed securities dealer or registered institution in securities, a bank manager, solicitor, professional accountant or other professional adviser.

HOW TO COMPLETE THIS FORM

This form of acceptance and transfer should be read in conjunction with the Composite Document.

To accept the TTI Share Offer made by Platinum on behalf of Cordless Industries Inc., you should complete and sign this form of acceptance and transfer and forward this form, together with the relevant share certificate(s) and/or transfer receipt(s) and/or other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) for not less than the number of TTI Share(s) in respect of which you wish to accept the TTI Share Offer, by post or by hand, marked "**TTI Share Offer**" on the envelope, to the Receiving Agent, Secretaries Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong as soon as practicable, but in any event so as to reach the Receiving Agent by no later than 4:00 p.m. on the First Closing Date (or such later time and/or date as the Offeror may determine and announce as permitted under the Code). The provisions contained in Appendix I to the Composite Document are incorporated into and form part of this form of acceptance and transfer.

FORM OF ACCEPTANCE AND TRANSFER IN RESPECT OF THE TTI SHARE OFFER

To: **Platinum and the Offeror**

1. My/Our execution of this form of acceptance and transfer (whether or not such form is dated) shall be binding on my/our successors and assignees, and shall constitute:

   (a) my/our acceptance of the TTI Share Offer made by Platinum on behalf of the Offeror, as contained in the Composite Document, for the consideration and on and subject to the terms and conditions therein and herein mentioned, in respect of the number of TTI Share(s) specified in this form of acceptance and transfer or, if no such number is specified or a greater number is specified than I/we am/are registered as the holder(s) thereof, in respect of such number of TTI Share(s) as to which I/we am/are registered as the holder(s);

   (b) my/our irrevocable instruction and authority to the Offeror and/or Platinum or their respective agent(s) to send a cheque crossed "Not negotiable – account payee only" drawn in my/our favour for the cash consideration to which I/we shall have become entitled under the terms of the TTI Share Offer after deducting all sellers' ad valorem stamp duty payable by me/us in connection with my/our acceptance of the TTI Share Offer, by ordinary post at my/our risk to the person and the address stated below or, if no name and address is stated below, to me or the first-named of us (in the case of joint registered TTI Shareholders) at the registered address shown in the register of members of TTI as soon as possible but in any event within 10 days of the date of receipt by the Receiving Agent of the complete and valid Form of Acceptance, or the Unconditional Date, whichever is later.

   (Insert name and address of the person to whom the cheque is to be sent if different from the registered TTI Shareholder or the first-named of joint registered TTI Shareholders.)

   Name: (in block capitals) ______________________________

   Address: (in block capitals) ______________________________

   (c) my/our irrevocable instruction and authority to the Offeror and/or Platinum or such person or persons as they may direct for the purpose, on my/our behalf, to make and execute the contract note as required by Section 19(1) of the Stamp Duty Ordinance (Chapter 117 of the Laws of Hong Kong) to be made and executed by me/us as the seller(s) of the TTI Share(s) to be sold by me/us under the TTI Share Offer and to cause the same to be stamped and to cause an endorsement to be made on this form of acceptance and transfer in accordance with the provisions of that Ordinance;

   (d) my/our irrevocable instruction and authority to the Offeror and/or Platinum or such person or persons as they may direct to complete and execute any document on my/our behalf including without limitation to insert a date in this form of acceptance and transfer or, if I/we or any other person shall have inserted a date, to delete such date and insert another date and to do any other act that may be necessary or expedient for the purpose of vesting in the Offeror or such person or persons as it may direct my/our TTI Share(s) tendered for acceptance of the TTI Share Offer;

   (e) my/our undertaking to execute such further documents and to do such acts and things by way of further assurance as may be necessary or desirable to transfer my/our TTI Share(s) tendered for acceptance under the TTI Share Offer to the Offeror or such person or persons as it may direct free from all rights of pre-emption, options, liens, claims, equities, charges, encumbrances and third party rights whatsoever and together with all rights accruing or attaching thereto as at the date of the Announcement or subsequently becoming attached to them, including, without limitation, the right to receive in full all future dividends and distributions declared, made or paid on or after the date of the Announcement other than the final dividend of HK12.60 cents per TTI Share in respect of the year ended 31 December 2006 declared on 29 May 2007 and paid on or about 5 July 2007;

   (f) my/our agreement to ratify each and every act or thing which may be done or effected by the Offeror and/or Platinum or their respective agents or such person or persons as it/they may direct on the exercise of any of the authorities contained herein; and

   (g) my/our irrevocable instruction and authority to the Offeror and/or Platinum or their respective agent(s) to collect from the Registrar on my/our behalf the share certificate(s) in respect of the TTI Share(s) due to be issued to me/us in accordance with, and against surrender of, the enclosed transfer receipt(s), which has/have been duly signed by me/us, and to deliver the same to the Registrar and to authorise and instruct the Registrar to hold such share certificate(s) subject to the terms and conditions of the TTI Share Offer as if it/they were share certificate(s) delivered to the Registrar together with this form of acceptance and transfer.

2. I/We understand that acceptance of the TTI Share Offer by me/us will constitute a warranty by me/us to the Offeror that (i) the number of TTI Share(s) specified in this form of acceptance and transfer will be sold free from all rights of pre-emption, options, liens, claims, equities, charges, encumbrances and third party rights whatsoever and together with all rights accruing or attaching thereto as at the date of the Announcement or subsequently becoming attached to them, including, without limitation, the rights to receive all future dividends or other distributions declared, made or paid, if any, on or after the date of the Announcement, other than the final dividend of HK12.60 cents per in full TTI Share in respect of the year ended 31 December 2006 declared on 29 May 2007 and paid on or about 5 July 2007; and (ii) if I am/any of us is an overseas TTI Shareholder, I/we have observed the laws of all relevant territories, obtained any requisite governmental, exchange control or other consents, complied with all requisite formalities or legal requirements and paid any issue, transfer or other taxes or other required payments due from me/us in connection with such acceptance in any territory, that I/we have not taken or omitted to take any action which will or may result in TTI, the Offeror, or Platinum or any other person acting in breach of the legal or regulatory requirements of any territory in connection with the TTI Share Offer or his, her, acceptance thereof, and is permitted under all applicable laws to receive and accept the TTI Share Offer, and any revision thereof, and that such acceptance is valid and binding in accordance with all applicable laws.

3. In the event that the TTI Share Offer does not become, or is not declared, unconditional in all respects within the time permitted by the Code, or my/our acceptance is not valid, or is treated as invalid, in accordance with the terms of the TTI Share Offer, all instructions, authorisations and undertakings contained in paragraph 1 above shall cease and in which event, I/we authorise and request you to return to me/us my/our share certificate(s) and/or transfer receipt(s) and/or other document(s) of title (and/or satisfactory indemnity or indemnities required in respect thereof), together with this form of acceptance and transfer duly cancelled, by ordinary post at my/our risk to the person and address stated in 1(b) above or, if no name and address is stated, to me or the first-named of us (in the case of joint registered TTI Shareholders) at the registered address shown in the register of members of TTI as soon as possible but in any event within 10 days after the TTI Share Offer has lapsed or, the date of receipt by the Receiving Agent of this form of acceptance.

   Note: *Where you have sent one or more transfer receipt(s) and in the meantime the relevant share certificate(s) has/have been collected by the Offeror and/or Platinum or their respective agent(s) from the Registrar on your behalf, you will be sent such share certificate(s) in lieu of the transfer receipt(s).*

4. I/We enclose the relevant share certificate(s) and/or transfer receipt(s) and/or other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) for the whole or part of my/our holding of TTI Share(s) which are to be held by you on the terms and conditions of the TTI Share Offer. I/We understand that no acknowledgement of receipt of any form(s) of acceptance and transfer, share certificate(s) and/or transfer receipt(s) and/or other document(s) of title (and/or satisfactory indemnity or indemnities required in respect thereof) will be given. I/we further understand that all documents will be sent at my/our own risk.

5. I/We warrant that I/we have the full right, power and authority to sell and pass the title and ownership of my/our TTI Share(s) to the Offeror by way of acceptance of the TTI Share Offer.

6. I/We warrant to the Offeror and TTI that I/we have satisfied the laws of the jurisdiction where my/our address is stated in the register of members of TTI in connection with my/our acceptance of the TTI Share Offer, including the obtaining of any governmental, exchange control or other consents which may be required and the compliance with all necessary formalities or legal requirements.

7. I/We warrant to the Offeror and TTI that I/we shall be fully responsible for payment of any transfer or other taxes or duties payable in respect of the jurisdiction where my/our address is located as set out in the register of members of TTI.

本接納及過戶表格乃重要文件，請即處理。 閣下如對本接納及過戶表格任何方面或應採取之行動有任何疑問，應諮詢 閣下之持牌證券交易商或註冊證券機構、銀行經理、律師、專業會計師或其他專業顧問。

如何填寫本表格

本接納及過戶表格應與綜合文件一併閱讀。

閣下如欲接納百德能代表Cordless Industries Inc. 提出之創科實業股份收購建議，應填妥並簽署本接納及過戶表格，在切實可行的情況下盡早將本表格連同不少於 閣下欲接納創科實業股份收購建議之創科實業股份數目之相關股票及／或過戶收據及／或其他所有權文件(及／或任何就此所需之可信納之彌償保證)，以郵遞或以專人送交接收代理，秘書商業服務有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓，信封面請註明「**創科實業股份收購建議**」，但在任何情況下不得遲於首個截止日期下午四時正前(或收購人按守則可能決定並公佈之較後時間及／或日期)送達接收代理。綜合文件附錄一之條文已納入本接納及過戶表格並成為其中部分。

創科實業股份收購建議之接納及過戶表格

致：百德能及收購人

1. 本人／吾等簽署本接納及過戶表格(不論該表格是否已註明日期)對本人／吾等之繼承人及受讓人具約束力，並表示：

   (a) 本人／吾等按綜合文件及本表格所載代價及條款與條件，就本接納及過戶表格所列明之創科實業股份數目或(如未有列明數目或所列數目多於本人／吾等登記為持有人之股數)本人／吾等登記為持有人之創科實業股份數目，接納由百德能代表收購人提出並載於綜合文件中之創科實業股份收購建議；

   (b) 本人／吾等不可撤回地指示並授權收購人及／或百德能或彼等各自之代理人無論如何盡快於接收代理收到完整及有效之接納表格之日或無條件日期(以較後日期為準)其後的十日內將本人／吾等按創科實業股份收購建議之條款應得之現金代價(已扣除本人／吾等就接納創科實業股份收購建議而須支付之一切賣方從價印花稅)以「不得轉讓－只入抬頭人賬戶」方式劃線開出支票予本人／吾等，然後以平郵方式寄予下文所列人士及地址(如未有於下欄列明姓名及地址，則按創科實業股東名冊所登記之地址寄予本人或(如為聯名創科實業股東)當中排名首位之人士)，郵誤風險由本人／吾等承擔。

   (倘收取支票之人士有別於登記創科實業股東或名列首位之聯名登記創科實業股東，則請在本欄填上接收支票人士之姓名及地址。)

   姓名：　(請用正楷) ______________________________

   地址：　(請用正楷) ______________________________

   (c) 本人／吾等不可撤回地指示並授權收購人及／或百德能或彼等就此指定之人士，代表本人／吾等以根據創科實業股份收購建議出售創科實業股份之賣方身份，依據香港法例第117章印花稅條例第19(1)條所規定，訂立及簽署成交單據，並按該條例之規定繳付印花稅及於本接納及過戶表格背書證明；

   (d) 本人／吾等不可撤回地指示並授權收購人及／或百德能或彼等就此指定之人士，代表本人／吾等填妥及簽署任何文件，包括但不限於在本接納及過戶表格填上日期，或如本人／吾等或任何其他人士已填上日期，則刪去該日期而填上另一日期，並採取任何必要或權宜之行動，使本人／吾等就接納創科實業股份收購建議而提呈之創科實業股份轉歸收購人或其指定之人士所有；

   (e) 本人／吾等承諾於必要及適當時簽署其他文件並辦理其他手續，以確保本人／吾等就接納創科實業股份收購建議而提呈之創科實業股份轉歸予收購人或其指定之人士，而上述股份概不附帶任何形式的優先購買、認購、留置、索償、衡平、抵押、產權負擔及第三方權利，並附帶該公佈日期當日累積或附帶或其後所附帶的一切權利，包括但不限於全數收取所有於該公佈日期當日或之後宣派、作出或派付之日後股息及分派(包括於二零零七年五月二十九日宣派並於二零零七年七月五日或該日前後派付的截至二零零六年十二月三十一日止年度之末期股息每股創科實業股份12.60港仙)；

   (f) 本人／吾等同意追認收購人及／或百德能或彼等各自之代理人或彼等指定人士於行使本表格所載任何授權時可能作出或進行之各種行動或事宜；及

   (g) 本人／吾等不可撤回地指示並授權收購人及／或百德能或彼等各自之代理人，於股份過戶登記處代本人／吾等領取憑出示隨附經本人／吾等正式簽署之過戶收據而須簽發予本人／吾等之創科實業股份之股票，並將有關股票交予股份過戶登記處以及授權及指示股份過戶登記處根據創科實業股份收購建議之條款及條件持有上述股票，猶如有關股票乃連同本接納及過戶表格一併交予股份過戶登記處。

2. 本人／吾等明白本人／吾等接納創科實業股份收購建議將代表本人／吾等向收購人保證，(i)本接納及過戶表格所列出售之創科實業股份數目概不附帶一切任何形式的優先購買、認購、留置、索償、衡平、抵押、產權負擔及第三方權利，並附帶該公佈日期所累積或附帶或其後附帶的一切權利，包括但不限於全數收取該公佈日期或之後所宣派、作出或支付之所有日後股息或其他分派之權利(如有)及包括於二零零七年五月二十九日宣派並於二零零七年七月五日或該日前後派付之截至二零零六年十二月三十一日止年度之末期股息每股創科實業股份12.60港仙；及(ii)倘本人／吾等為海外創科實業股東，本人／吾等已遵守所有相關地區之法例，取得任何所需政府批准、外匯管制或其他方面之同意、辦理其他必要手續或遵守其他法例規定，並已支付在有關地區接納創科實業股份收購建議時本人／吾等應繳之任何發行稅及轉讓稅，其他稅項或其他所需費用，且本人／吾等並無採取或不採取任何行動致使創科實業、收購人或百德能或任何其他人士違反有關地區與創科實業股份收購建議或其接納有關之法例或法規，且彼根據所有適用法例獲准獲取及接納創科實業股份收購建議及其任何修訂，而該接納為有效，且根據所有適用法例具有約束力。

3. 倘創科實業股份收購建議於守則所允許之時間內並未在所有方面成為或被宣佈為無條件或按創科實業股份收購建議之條款本人／吾等之接納屬無效或被視為無效，則上文第1段所載之所有指示、授權及承諾均合失效。在此情況下，本人／吾等授權並懇請 閣下無論如何盡快於創科實業股份收購建議失效後或接收代理收到本接納表格之日後的十日內將本人／吾等之股票及／或過戶收據及／或其他所有權文件(及／或任何就此所需之可信納之彌償保證)連同已正式註銷之本接納及過戶表格以平郵方式一併寄予上文1(b)所列之人士及地址，如未有列明姓名及地址，則按創科實業股東名冊所登記之地址寄予本人或(如為聯名登記創科實業股東)吾等當中名列首位之人士，郵誤風險由本人／吾等承擔。

   附註：　倘 閣下交出一份或以上過戶收據，而收購人及／或百德能或彼等各自之代理人已代表 閣下從股份過戶登記處領取有關股票，則發還予 閣下者將為該等股票而非過戶收據。

4. 本人／吾等茲附上本人／吾等持有之全部或部份創科實業股份之有關股票及／或過戶收據及／或其他所有權文件(及／或任何就此所需之可信納之彌償保證)，由 閣下按創科實業股份收購建議之條款及條件予以保存。本人／吾等明白任何交回的接納及過戶表格、股票及／或過戶收據及／或其他所有權文件(及／或就此所需之可信納之彌償保證)概不獲發收據。本人／吾等亦了解寄發所有文件的一切郵誤風險概由本人／吾等承擔。

5. 本人／吾等保證，本人／吾等有十足權利、權力及授權以接納創科實業股份收購建議之方式，向收購人出售及移交本人／吾等之創科實業股份之所有權及擁有權。

6. 本人／吾等向收購人及創科實業保證，本人／吾等已遵守在創科實業股東名冊上列示本人／吾等地址所在司法權區關於本人／吾等接納創科實業股份收購建議方面之法例，包括獲得任何所需之政府，外匯管制或其他方面之同意，及辦理一切必須之手續或遵守法律規定。

7. 本人／吾等向收購人及創科實業保證，本人／吾等須就支付在創科實業股東名冊上載列本人／吾等地址所在司法權區應付之任何轉讓稅或其他稅項及徵費承擔全部責任。

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. When considering what action you should take, you are recommended immediately to seek your own financial advice from your stockbroker, bank manager, attorney, accountant or other independent financial adviser.

If you have sold or otherwise transferred all your TTI ADSs (as defined below), please pass this document and all accompanying documents as soon as possible to the purchaser or transferee, or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee. However, such documents must not be distributed, forwarded or otherwise transmitted in or into any jurisdiction where it would be unlawful to do so.



TECHTRONIC INDUSTRIES COMPANY LIMITED

創科實業有限公司

(Incorporated in Hong Kong with limited liability)

(Stock code: 669)

LETTER OF TRANSMITTAL

To Accept the Offer (the "TTI ADS Offer") by CORDLESS INDUSTRIES INC. to acquire outstanding foreign invested shares, par value HK$0.10 per share ("TTI Shares"), represented by American Depositary Shares of TECHTRONIC INDUSTRIES COMPANY LIMITED Pursuant to the Composite Offer and Response Document dated 4 June, 2007 (the "Composite Document")

UNLESS THE TTI ADS OFFER HAS PREVIOUSLY BECOME OR BEEN DECLARED UNCONDITIONAL, REVISED OR EXTENDED, THE INITIAL OFFER PERIOD (AS DEFINED IN THE COMPOSITE DOCUMENT) WILL EXPIRE AT 4:00 P.M. (HONG KONG TIME) ON TUESDAY, 3 JULY, 2007 (THE "FIRST CLOSING DATE"). BECAUSE OF THE TIME DIFFERENCE BETWEEN HONG KONG AND NEW YORK CITY, UNLESS THE TTI SHARE OFFER HAS PREVIOUSLY BECOME OR BEEN DECLARED UNCONDITIONAL, REVISED OR EXTENDED, ACCEPTANCES OF THE TTI ADS OFFER BY HOLDERS OF AMERICAN DEPOSITARY SHARES OF TECHTRONIC INDUSTRIES COMPANY LIMITED ("TTI"), EACH REPRESENTING FIVE TTI SHARES ("TTI ADSs"), MUST BE RECEIVED BY THE US TENDER AGENT BY NOT LATER THAN 5:00 P.M. (NEW YORK CITY TIME) ON MONDAY, 2 JULY, 2007 (THE "ADS ACCEPTANCE DEADLINE").

HOLDERS OF TTI ADSs MAY WITHDRAW AN ACCEPTANCE OF THE TTI ADS OFFER AT ANY TIME ON OR PRIOR TO THE FIRST CLOSING DATE OR, IF THE TTI SHARE OFFER HAS BEEN EXTENDED, AT ANY TIME PRIOR TO THE EXPIRATION OF SUCH EXTENDED PERIOD. THE RIGHT OF TTI ADS HOLDERS TO WITHDRAW ACCEPTANCES OF THE TTI ADS OFFER WILL TERMINATE FROM AND AFTER THE TIME THE TTI ADS OFFER BECOMES OR IS DECLARED UNCONDITIONAL.

The US Tender Agent for the TTI ADS Offer in respect of TTI Shares represented by TTI ADSs is:

The Bank of New York

Telephone Assistance –
1-800-507-9357

By Mail:

The Bank of New York
Tender & Exchange Department
P.O. Box 11248
Church Street Station
New York, NY 10286-1248

By Hand or Overnight Courier:

The Bank of New York
Tender & Exchange Department – 11W
101 Barclay Street
Receive & Deliver Window – Street Level
New York, NY 10286

DESCRIPTION OF TTI ADSs TENDERED

The Offeror will be delivering Hong Kong dollars, after deducting any applicable stock transfer taxes and/or Hong Kong stamp duty, to the US Tender Agent for the TTI Shares represented by the TTI ADSs purchased by Offeror and the US Tender Agent will convert said Hong Kong dollars into US dollars on the open spot market on or about the date such Hong Kong dollars are received by it from the Offeror. The actual amount of US dollars received will depend upon the relevant exchange rate prevailing on the day funds are converted by the US Tender Agent.

The Offeror will deduct from the offered consideration any fees payable to The Bank of New York, as depositary for the TTI ADSs, resulting from the cancellation of the TTI ADSs in connection with the US Tender Agent's delivery to the Offeror of TTI Shares represented by TTI ADS, including a cancellation fee of up to US$0.05 per TTI ADS, The Bank of New York's fees and any applicable transfer fees, expenses in relation to currency conversion, taxes and governmental charges. The actual amount of consideration received will be net of such fees.

CHECK HERE IF TTI ADSs ARE BEING DELIVERED BY BOOK-ENTRY TRANSFER TO THE US TENDER AGENT'S ACCOUNT AT THE BOOK-ENTRY TRANSFER FACILITY AND COMPLETE THE FOLLOWING:

Name of Tendering Institution: ____________________

Account Number: ____________________

Transaction Code Number: ____________________

DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE, WILL NOT CONSTITUTE A VALID DELIVERY.

THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED.

NOTE: SIGNATURES MUST BE PROVIDED BELOW
PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY

Ladies and Gentlemen:

The undersigned hereby instructs the US Tender Agent to accept the TTI ADS Offer on behalf of the undersigned with respect to the listed foreign invested shares, par value HK$0.10 per share ("TTI Shares") represented by the above-described American Depositary Shares ("TTI ADSs") of Techtronic Industries Company Limited, a corporation organized under the laws of Hong Kong (the "Company"), evidenced by American Depositary Receipts ("ADRs"), specified in the box entitled "Description of TTI ADSs Tendered" subject to the terms and conditions set forth in the Composite Offer and Response Document Relating to the TTI Share Offer, dated 4 June, 2007 (the "Composite Document") and this Letter of Transmittal (which, together with the Composite Document and any amendments or supplements hereto or thereto, collectively constitute the "TTI ADS Offer") by informing Cordless Industries Inc., a corporation organized under the laws of the British Virgin Islands (the "Offeror"), in writing that the TTI ADS Offer has been so accepted. In this Letter of Transmittal, the expression "TTI ADS(s)" shall, except where the context otherwise requires, be deemed to include, without limitation, the TTI Shares represented thereby.

The undersigned understands that the valid tender of TTI ADSs pursuant to any one of the procedures described herein and in the Instructions hereto, subject to the withdrawal rights described in the Composite Document, will constitute the undersigned's acceptance of the terms and conditions of the TTI ADS Offer. The Offeror's acceptance for payment of the TTI Shares represented by such TTI ADSs will constitute a binding agreement between the undersigned and the Offeror upon the terms and subject to the conditions of the TTI ADS Offer (and, if the TTI ADS Offer is extended or amended, the terms or conditions of any such extension or amendment). IF ACCEPTANCE HAS BEEN MADE IN RESPECT OF TTI SHARES, THEN A SEPARATE ACCEPTANCE IN RESPECT OF THE TTI SHARES REPRESENTED BY SUCH TTI ADSs MAY NOT BE MADE.

The undersigned hereby delivers to the US Tender Agent the ADRs evidencing the above-described TTI ADSs and accepts the TTI ADS Offer with respect to the TTI Shares represented by such TTI ADSs upon the terms and subject to the conditions of the TTI ADS Offer (as set forth in the Composite Document and this Letter of Transmittal and any amendments or supplements thereto, receipt of each of which is hereby acknowledged).

The undersigned acknowledges that the Offeror will be delivering Hong Kong Dollars, after deducting any applicable transfer taxes and/or Hong Kong stamp duty, to the US Tender Agent for the TTI Shares represented by the TTI ADSs purchased by the Offeror and that the US Tender Agent will convert said Hong Kong Dollars into US dollars on the open spot market on or about the date such Hong Kong Dollars are received by it from the Offeror. The actual amount of US dollars received will depend upon the relevant exchange rate prevailing on the day funds are converted by the US Tender Agent. TTI ADS holders should also be aware that the relevant exchange rate which is prevailing at the date on which the undersigned executes this Letter of Transmittal and on the date of dispatch of payment may be different from that prevailing on the day funds are converted by the US Tender Agent.

The undersigned further acknowledges that the US Tender Agent will deduct from the offered consideration any fees payable to by The Bank of New York, as depositary for the TTI ADSs, resulting from the cancellation of the TTI ADSs in connection with the US Tender Agent's delivery to the Offeror of TTI Shares represented by TTI ADSs, including a cancellation fee of up to US$0.05 per TTI ADS, The Bank of New York's fees and any applicable transfer fees, expenses in relation to currency conversion, taxes and governmental charges. The actual amount of consideration received will be net of such fees.

Upon the terms and subject to the conditions of the TTI ADS Offer (and if the TTI ADS Offer is extended or amended, the terms of any such extension or amendment), and subject to, and effective upon, acceptance for payment of the TTI Shares represented by the TTI ADSs evidenced by the ADRs tendered herewith, in accordance with the terms of the TTI ADS Offer, the undersigned hereby sells, assigns and transfers to or upon the order of the Offeror all right, title and interest in and to all TTI Shares represented by the TTI ADSs evidenced by the ADRs that are being tendered hereby and all dividends, distributions (including, without limitation, distributions of additional TTI Shares or TTI ADSs) and rights declared, paid or distributed in respect of such TTI Shares or TTI ADSs on or after 14 May, 2007 (collectively, "Distributions") and irrevocably appoints the US Tender Agent as the true and lawful agent and attorney-in-fact of the undersigned with respect to such TTI Shares and TTI ADSs (and all Distributions), with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest) to the fullest extent of the undersigned's rights with respect to such TTI Shares and TTI ADSs (and all Distributions), to (i) deliver the TTI Shares represented such TTI ADSs and the ADRs evidencing such TTI ADSs (and all Distributions), or transfer ownership of such TTI ADSs (and all Distributions) on the account books maintained by the Book-Entry Transfer Facility, together, in either case, with all accompanying evidences of transfer and authenticity, to or upon the order of the Offeror or its agents, (ii) present the TTI Shares represented by such TTI ADSs (and all Distributions) for transfer on the books of the Company and (iii) receive all benefits and otherwise exercise all rights of beneficial ownership of the TTI Shares represented by such TTI ADSs and such TTI ADSs (and all Distributions), all in accordance with the terms and subject to the conditions of the TTI ADS Offer.

By executing this Letter of Transmittal, the undersigned hereby irrevocably appoints the designees of the Offeror and each of them, as the attorneys and proxies of the undersigned, each with full power of substitution, to vote in such manner as each such attorney and proxy or his substitute shall, in his sole discretion, deem proper and otherwise act (by written consent or otherwise) with respect to all TTI ADSs tendered hereby, including all TTI Shares represented by such TTI ADSs, and all TTI Shares which have been accepted for payment by the Offeror prior to the time of such vote or other action and all TTI ADSs and other securities issued in Distributions in respect of such TTI ADSs or the TTI Shares represented by such TTI ADSs, which the undersigned is entitled to vote at any meeting of shareholders of the Company (whether annual or special and whether or not an adjourned or postponed meeting) or consent in lieu of any such meeting or otherwise. This proxy and power of attorney is coupled with an interest in TTI ADSs tendered hereby and all TTI Shares represented by such TTI ADSs is irrevocable and is granted in consideration of, and is effective upon, the acceptance for payment of the TTI Shares represented by such TTI ADSs by the Offeror in accordance with other terms of the TTI ADS Offer. Such acceptance for payment shall revoke all other proxies and powers of attorney granted by the undersigned at any time with respect to such TTI ADSs or the TTI Shares represented by such TTI ADSs (and all TTI ADSs and other securities issued in Distributions in respect of such TTI ADSs or TTI Shares represented thereby), and no subsequent proxies, powers of attorney, consents or revocations may be given by the undersigned with respect thereto (and if given will not be deemed effective). The undersigned understands that, in order for TTI ADSs or Distributions to be deemed validly tendered, immediately upon the Offeror's acceptance of the TTI Shares represented by such TTI ADSs for payment, the Offeror must be able to exercise full voting and other rights with respect to such TTI ADSs and the TTI Shares represented by such TTI ADSs (and any and all Distributions), including, without limitation, voting at any meeting of the Company's shareholders concerning any matter.

The execution of this Letter of Transmittal by a holder of TTI ADSs (together with any signature guarantees) and its delivery to the US Tender Agent shall constitute in respect of the accepted TTI ADSs and the TTI Shares represented by such TTI ADSs: (i) the irrevocable appointment of the US Tender Agent as the agent of the undersigned and an irrevocable instruction and authority to the US Tender Agent to surrender such TTI ADSs to The Bank of New York, the depositary for the TTI ADSs (the "TTI ADS Depositary") and to instruct the TTI ADS Depositary to instruct the Hong Kong office of The Hongkong and Shanghai Banking Corporation Limited (the "Custodian"), in all respects in accordance with its terms and in respect of the undersigned's TTI Shares represented by the tendered TTI ADSs having been accepted for purchase, to execute and deliver to Secretaries Limited, as share registrar of TTI, or any successor share registrar of TTI, all or any form(s) of transfer and/or other document(s)) with respect to the TTI Shares represented by such TTI ADSs; and (ii) an irrevocable acknowledgment by the undersigned that (1) payment by the Offeror for the TTI Shares represented by the undersigned's TTI ADSs shall constitute payment for such TTI ADSs and (2) none of the undersigned, the US Tender Agent, the Custodian or any other person shall be entitled to receive any other consideration under the TTI ADS Offer in connection with the tender or delivery of such TTI ADSs.

The undersigned hereby represents and warrants that the undersigned has full power and authority to tender, sell, assign and transfer TTI ADSs (including the TTI Shares represented by such TTI ADSs) tendered hereby and all Distributions, that when the TTI Shares represented by such TTI ADSs are accepted for payment by the Offeror, the Offeror will acquire good, marketable and unencumbered title thereto and to all Distributions, free and clear of all liens, restriction, charges and encumbrances, and that none of such TTI Shares, TTI ADSs and Distributions will be subject to any adverse claim. The undersigned hereby represents and warrants that the undersigned is the registered owner of the TTI ADSs, or that the ADRs have been endorsed to the undersigned in blank or the undersigned is a participant in the Book-Entry Transfer Facility whose name appears on a security position listing as the owner of the TTI ADSs. The undersigned, upon request, shall execute and deliver all additional documents deemed by the US Tender Agent, the Custodian or the Offeror to be necessary or desirable to complete the sale, assignment and transfer of the TTI Shares represented by the TTI ADSs tendered hereby and all Distributions. In addition, the undersigned shall remit and transfer promptly to the US Tender Agent for the account of the Offeror all Distributions in respect of TTI ADSs (including the TTI Shares represented by such TTI ADSs) tendered hereby, accompanied by appropriate documentation of transfer, and pending such remittance and transfer or appropriate assurance thereof, the Offeror shall be entitled to all rights and privileges as owner of each such Distribution and may withhold the entire purchase price of the TTI Shares represented by the TTI ADSs tendered hereby, or deduct from such purchase price, the amount or value of such Distribution as determined by the Offeror in its sole discretion.

No authority herein conferred or agreed to be conferred shall be affected by, and all such authority shall survive, the death or incapacity of the undersigned. All obligations of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in the Composite Document, this tender is irrevocable.

Unless otherwise indicated below in the box entitled "Special Payment Instructions", please issue the check for the purchase price of all TTI Shares purchased and return all ADRs evidencing TTI ADSs not tendered or not accepted for payment in the name(s) of the registered holder(s) appearing above under "Description of TTI ADSs Tendered". Similarly, unless otherwise indicated below in the box entitled "Special Delivery Instructions", please mail the check for the purchase price of all purchased TTI Shares represented by TTI ADSs tendered and return all ADRs evidencing TTI ADSs not tendered or not accepted for payment (and accompanying documents, as appropriate) to the address(es) of the registered holder(s) appearing above under "Description of TTI ADSs Tendered" on the reverse hereof. In the event that the boxes below entitled "Special Payment Instructions" and "Special Delivery Instructions" are both completed, please issue the check for the purchase price of all purchased TTI Shares represented by TTI ADSs and return all ADRs evidencing TTI ADSs not tendered or not accepted for payment in the name(s) of, and deliver such check and return such ADRs (and any accompanying documents, as appropriate) to, the person(s) so indicated. Unless otherwise indicated below in the box entitled "Special Payment Instructions", please credit any TTI ADSs tendered hereby and delivered by book-entry transfer that are not accepted for payment by crediting the account at the Book-Entry Transfer Facility designated above. The undersigned recognizes that the Offeror has no obligation, pursuant to the Special Payment Instructions, to transfer any TTI ADSs from the name of the registered holder(s) thereof if the Offeror does not accept for payment any TTI Shares represented by TTI ADSs tendered hereby.

SUBJECT TO THE TERMS AND CONDITIONS OF THE COMPOSITE DOCUMENT, THIS LETTER OF TRANSMITTAL SHALL NOT BE CONSIDERED COMPLETE AND VALID, AND PAYMENT OF CONSIDERATION PURSUANT TO THE TTI ADS OFFER SHALL NOT BE MADE, UNTIL ADRs EVIDENCING THE TTI ADSs IN RESPECT OF THE TTI SHARES FOR WHICH THE TTI ADS OFFER IS BEING ACCEPTED AND ALL OTHER REQUIRED DOCUMENTATION HAVE BEEN RECEIVED BY THE US TENDER AGENT AS PROVIDED IN THE COMPOSITE DOCUMENT AND THIS LETTER OF TRANSMITTAL.

SPECIAL PAYMENT INSTRUCTIONS
(See Instructions 1, 5, 6 and 7)

To be completed ONLY if (i) the check for the purchase price of the TTI Shares represented by TTI ADSs and/or (ii) ADRs evidencing TTI ADSs not tendered or not purchased are to be issued in the name of someone other than the undersigned.

Issue Check and ADRs to: ______________________________

Name: ______________________________
(Please Print)

Address: ______________________________

____

____
(Zip Code)

____
(Tax Identification or Social Security Number)
(See Substitute Form W-9 herein)

Account Number: ______________________________

SPECIAL DELIVERY INSTRUCTIONS
(See Instructions 1, 5, 6 and 7)

To be completed ONLY if (i) the check for the purchase price of TTI Shares represented by TTI ADSs and/or (ii) ADRs evidencing TTI ADSs not tendered or not purchased are to be mailed to someone other than the undersigned, or the undersigned at an address other than that shown under "Description of TTI ADSs Tendered".

Mail Check and ADR(s) to: ______________________________

Name: ______________________________
(Please Print)

Address: ______________________________

____

____
(Zip Code)

____
(Tax Identification or Social Security Number)
(See Substitute Form W-9 herein)

IMPORTANT

ADS HOLDERS: SIGN HERE
(U.S. Holders Please Also Complete Substitute Form W-9 Below)
(Non-U.S. Holders Please Obtain and Complete Form W-8BEN or Other Form W-8)

____

____
Signature(s) of Holder(s)

Dated: ______________________, 200 .

(Must be signed by registered holder(s) exactly as name(s) appear(s) on ADRs or on a security position listing by person(s) authorized to become registered holder(s) by certificates and documents transmitted herewith. If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, please provide the following information and see Instruction 5.)

Name(s): ____
(Please Print)

Capacity (full title): ____

Address: ____

____

____
Include Zip Code

Daytime Area Code and Telephone No: ____

Taxpayer Identification or
Social Security No.: ____
(See Substitute Form W-9 herein)

GUARANTEE OF SIGNATURE(S)
(See Instructions 1 and 5)

FOR USE BY FINANCIAL INSTITUTIONS ONLY.
FINANCIAL INSTITUTIONS: PLACE MEDALLION
GUARANTEE IN SPACE BELOW

####

INSTRUCTIONS

Forming Part of the Terms and Conditions of the TTI ADS Offer

1. *Guarantee of Signatures.* All signatures on this Letter of Transmittal must be guaranteed by a firm which is a member of the Security Transfer Agent Medallion Signature Program, or by any other "eligible guarantor institution", as such term is defined in Rule 17Ad-15 promulgated under the Securities Exchange Act of 1934, as amended (each of the foregoing being an "Eligible Institution") unless (i) this Letter of Transmittal is signed by the registered holder(s) of TTI ADSs (which term, for purposes of this document, shall include any participant in the Book-Entry Transfer Facility whose name appears on a security position listing as the owner of TTI ADSs) tendered hereby and such holder(s) has (have) not completed the box entitled "Special Payment Instructions" or "Special Delivery Instructions" on the reverse hereof or (ii) such TTI ADSs are tendered for the account of an Eligible Institution. See Instruction 5.

2. *Delivery of Letter of Transmittal and TTI ADSs.* This Letter of Transmittal is to be used either if ADRs are to be forwarded herewith or, unless an Agent's Message is utilized, if tenders are to be made pursuant to the procedures for tenders by book-entry transfer pursuant to the procedure set forth in paragraph 1(c)(iv) of Appendix I to the Composite Document. ADRs evidencing all physically tendered TTI ADSs, or a confirmation of a book-entry transfer into the US Tender Agent's account at the Book-Entry Transfer Facility of all TTI ADSs delivered by book-entry transfer, as well as a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), or an Agent's Message in connection with a book-entry transfer, and any other documents required by this Letter of Transmittal, must be received by the US Tender Agent at one of its addresses set forth herein not later than 5:00 p.m. (New York City time) on Monday, 2 July, 2007 (the "ADS Acceptance Deadline"). If ADRs are forwarded to the US Tender Agent in multiple deliveries, a properly completed and duly executed Letter of Transmittal must accompany each such delivery. Please do not send ADRs directly to Cordless Industries Inc..

   The method of delivery of this Letter of Transmittal, TTI ADSs and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and risk of the tendering TTI ADS holder, and the delivery will be deemed made only when actually received by the US Tender Agent (including in the case of a book-entry transfer, receipt of a book-entry confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

   No alternative, conditional or contingent tenders will be accepted and no fractional TTI Shares represented by TTI ADSs will be purchased. By execution of this Letter of Transmittal (or a manually signed facsimile hereof), all tendering TTI ADS holders waive any right to receive any notice of the acceptance of the TTI Shares represented by their TTI ADSs for payment.

   All questions as to validity, form and eligibility of the surrender of any TTI ADS hereunder will be determined by the Offeror (which may delegate power in whole or in part to the US Tender Agent) and such determination shall be final and binding. The Offeror reserves the right to waive any irregularities or defects in the surrender of any TTI ADSs. A surrender will not be deemed to have been made until all irregularities have been cured or waived. None of the Offeror or its respective affiliates or assigns, the US Tender Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. The Offeror's interpretation of the terms and conditions of the TTI ADS Offer (including this Letter of Transmittal and the instructions hereto and any other documents related to the TTI ADS Offer) will be final and binding.

3. *Inadequate Space.* If the space provided on the reverse hereof under "Description of TTI ADSs Tendered" is inadequate, the ADR numbers, the number of TTI ADSs evidenced by such ADRs and the number of TTI ADSs tendered should be listed on a separate signed schedule and attached hereto.

4. *Partial Tenders (not applicable to TTI ADS holders who tender by book-entry transfer).* If fewer than all TTI ADSs evidenced by any ADR delivered to the US Tender Agent herewith are to be tendered hereby, fill in the number of TTI ADSs that are to be tendered in the box entitled "Number of TTI ADSs Tendered". In such cases, new ADR(s) evidencing the remainder of TTI ADSs that were evidenced by the ADRs delivered to the US Tender Agent herewith will be sent to the person(s) signing this Letter of Transmittal, unless otherwise provided in the box entitled "Special Delivery Instructions" on the reverse hereof, as soon as practicable after the ADS Acceptance Deadline or the termination of the TTI ADS Offer. All TTI Shares represented by TTI ADSs evidenced by ADRs delivered to the US Tender Agent will be deemed to have been tendered unless otherwise indicated.

5. *Signatures on Letter of Transmittal; Stock Powers and Endorsements.* If this Letter of Transmittal is signed by the registered holder(s) of TTI ADSs tendered hereby, the signature(s) must correspond with the name(s) as written on the face of the ADRs evidencing such TTI ADSs without alteration, enlargement or any other change whatsoever.

   If any TTI ADSs tendered hereby are held of record by two or more persons, all such persons must sign this Letter of Transmittal.

   If any TTI ADSs tendered hereby are registered in different names, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations of such TTI ADSs.

   If this Letter of Transmittal is signed by the registered holder(s) of TTI ADSs tendered hereby, no endorsements of ADRs or separate stock powers are required, unless payment is to be made to, or ADRs evidencing TTI ADSs not tendered or not accepted for payment are to be issued in the name of, a person other than the registered holder(s).

   If this Letter of Transmittal is signed by a person other than the registered holder(s) of TTI ADSs tendered hereby, the ADR(s) evidencing TTI ADSs tendered hereby must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear(s) on such ADR(s). Signatures on such TTI ADR(s) and stock powers must be guaranteed by an Eligible Institution.

   If this Letter of Transmittal or any ADR or stock power is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person should so indicate when signing, and proper evidence satisfactory to the Offeror of such person's authority so to act must be submitted.

6. *Stock Transfer Taxes and Hong Kong Stamp Duty.* Except as otherwise provided in this Instruction 6, the Offeror will pay all stock transfer taxes with respect to the sale and transfer of any TTI Shares represented by TTI ADSs to it or its order pursuant to the TTI ADS Offer. If, however, payment of the purchase price of any TTI Shares represented by TTI ADSs purchased is to be made to, or if ADR(s) evidencing TTI ADSs not tendered or not accepted for payment are to be issued in the name of, any person other than the registered holder(s) or if tendered certificates are registered in the name of any person other than the person(s) signing the Letter of Transmittal, the amount of any stock transfer taxes (whether imposed on the registered holder(s), or such other person, or otherwise) payable on account of the transfer to such other person will be deducted from the purchase price of the purchased TTI Shares represented by such TTI ADSs, unless evidence satisfactory to the Offeror of the payment of such taxes, or exemption therefrom, is submitted.

   Except as provided in this Instruction 6, it will not be necessary for transfer tax stamps to be affixed to the TTI ADRs evidencing TTI ADSs tendered hereby.

   Hong Kong stamp duty at a rate of HK$1.00 for every HK$1,000 (or part of HK$1,000) of the consideration payable will be deducted from the amount payable to the holders of TTI Shares, including holders of TTI ADSs, who accept the TTI ADS Offer.

7. *Special Payment and Delivery Instructions.* If a check for the purchase price of any TTI Shares represented by any TTI ADSs tendered hereby is to be issued in the name of, and/or TTI ADR(s) evidencing TTI ADSs not tendered or not accepted for payment are to be issued in the name of and/or returned to, a person other than the person(s) signing this Letter of Transmittal or if such check or any such ADR is to be sent to a person other than the signor of this Letter of Transmittal or to the person(s) signing this Letter of Transmittal but at an address other than that shown in the box entitled "Description of TTI ADSs Tendered" on the reverse hereof, the appropriate boxes herein must be completed.

8. *Questions and Requests for Assistance or Additional Copies.* Questions and requests for assistance in relation to procedures for tendering TTI ADSs may be directed to the US Tender Agent at the address or telephone number set forth below or to the broker, dealer, commercial bank or trust company representing the holder of TTI ADSs. Additional copies of the Composite Document, this Letter of Transmittal and the "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" may be obtained from the US Tender Agent.

9. *Substitute Form W-9.* Each tendering TTI ADS holder is required to provide the US Tender Agent with a correct Taxpayer Identification Number ("TIN") on the Substitute Form W-9 which is provided under "Important Tax Information" below, and to certify, under penalty of perjury, that such number is correct and that such TTI ADS holder is not subject to backup withholding of federal income tax. If a tendering TTI ADS holder has been notified by the Internal Revenue Service that such TTI ADS holder is subject to backup withholding, such TTI ADS holder must cross out item (Y) of the Certification box of the Substitute Form W-9, unless such TTI ADS holder has since been notified by the Internal Revenue Service that such TTI ADS holder is no longer subject to backup withholding. Failure to provide the information on the Substitute Form W-9 may subject the tendering TTI ADS holder to 28% federal income tax withholding on the payment of the purchase price of all TTI ADSs purchased from such TTI ADS holder. If the tendering TTI ADS holder has not been issued a TIN and has

applied for one or intends to apply for one in the near future, such TTI ADS holder should check the box in Part 1(b), and sign and date the Substitute Form W-9. If "Applied For" is written in Part 1 and the US Tender Agent is not provided with a TIN within 60 days, the US Tender Agent will withhold 28% on all payments of the purchase price to such TTI ADS holder until a TIN is provided to the US Tender Agent. A non-United States TTI ADS holder should not complete the Substitute Form W-9, but instead should complete either a Form W-8BEN, W-8ECI or W-8IMY, as discussed in "Important Tax Information" below. Such Forms W-8 may be obtained from the US Tender Agent or the Internal Revenue Service at www.irs.gov.

10. *Lost, Destroyed or Stolen Certificates.* If any ADR has been lost, destroyed, mutilated or stolen, the holder should call the US Tender Agent at the number set forth on the last page of this Letter of Transmittal for instructions. If any ADR has been lost, destroyed, mutilated or stolen, the holder of such TTI ADR should complete, sign and return to the US Tender Agent this Letter of Transmittal indicating the number of TTI ADSs for which ADRs have been lost, destroyed, mutilated or stolen, or call the US Tender Agent at the number set forth on the last page of this Letter of Transmittal for further instructions.

Important: This Letter of Transmittal (or manually signed facsimile hereof), properly completed and duly executed (together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message) and ADRs or confirmation of book-entry transfer and all other required documents) must be received by the US Tender Agent prior to the ADS Acceptance Deadline.

IMPORTANT TAX INFORMATION

Under U.S. federal income tax law, a TTI ADS holder whose TTI Shares represented by tendered TTI ADSs are accepted for payment is required to provide the US Tender Agent with such TTI ADS holder's correct TIN on the Substitute Form W-9 below. If such TTI ADS holder is an individual, the TIN is such TTI ADS holder's social security number. If a tendering TTI ADS holder is subject to backup withholding, such TTI ADS holder must cross out Item (Y) of Part 3 on the Substitute Form W-9. If the US Tender Agent is not provided with the correct TIN, the TTI ADS holder may be subject to a US$50 penalty imposed by the Internal Revenue Service. In addition, payments that are made to such TTI ADS holder may be subject to backup withholding of 28%.

Certain TTI ADS holders (including, among others, certain corporations and certain foreign individuals) are not subject to these backup withholding and reporting requirements. In order for a foreign individual or foreign entity to qualify as an exempt recipient, such individual or entity must submit an appropriate and properly completed IRS Form W-8, attesting to that individual's exempt status. Such a Form W-8 may be obtained from the US Tender Agent. Exempt TTI ADS holders, other than foreign individuals or foreign entities, should furnish their TIN, write "Exempt" in Part 2 of the Substitute Form W-9 below and sign, date and return the Substitute Form W-9 to the US Tender Agent. See the enclosed "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" for additional instructions.

If backup withholding applies, the US Tender Agent is required to withhold 28% of any payments made to the TTI ADS holder. Backup withholding is not an additional tax. Rather, the tax liability of persons subject to withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained from the Internal Revenue Service.

Purpose of Substitute Form W-9

To prevent backup withholding on payments that are made to a TTI ADS holder with respect to purchased TTI Shares represented by TTI ADSs pursuant to the TTI Share Offer, the TTI ADS holder is required to notify the US Tender Agent of such TTI ADS holder's correct TIN by completing the form below certifying that the TIN provided on Substitute Form W-9 is correct (or that such TTI ADS holder is awaiting a TIN).

What Number to Give the US Tender Agent

The TTI ADS holder is required to give the US Tender Agent the Social Security Number of the record holder of the TTI ADSs. If the TTI ADSs are in more than one name, or are not in the name of the actual owner, consult the enclosed "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" for additional guidelines on which number to report. If the tendering TTI ADS holder has not been issued a TIN and has applied for a number or intends to apply for a number in the near future, the TTI ADS holder should check the box in Part 1(b), sign and date the Substitute Form W-9. If the box in Part 1(b) is checked, the US Tender Agent will withhold 28% of payments made to the TTI ADS holder, but such withholdings will be refunded if the tendering TTI ADS holder provides a TIN within 60 days.

Information
For
Substitute Form **W-9**

IMPORTANT NOTICE
INSTRUCTIONS FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER

Purpose of Form

A person who is required to file an information return with the IRS, must obtain your correct taxpayer identification number (TIN) to report, for example, income paid to you, real estate transactions, mortgage interest you paid, acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA.

U.S. person. Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN to the person requesting it (the requester) and, when applicable, to:

1. Certify that the TIN you are giving is correct (or you are waiting for a number to be issued),

2. Certify that you are not subject to backup withholding, or

3. Claim exemption from backup withholding if you are a U.S. exempt payee.

Note: If a requester gives you a form other *than Form* W-9 to request your TIN, you *should* use *the requester's form*. However, this form must *meet* the *acceptable specifications described in* ***Pub. 1167****, General Rules and Specifications for* Substitute Tax Forms *and Schedules.*

For federal tax purposes, you are considered a person if you are:

- An individual who is a citizen or resident of the United States,

- A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States, or

- Any estate (other than a foreign estate) or trust. See Regulations sections 301.7701-6(a) and 7(a) for additional information.

Special rules for partnerships. Partnerships that conduct a trade or business in the United States are generally required to pay a withholding tax on any foreign partners' share of income from such business. Further, in certain cases where a Form W-9 has not been received, a partnership is required to presume that a partner is a foreign person, and pay the withholding tax. Therefore, if you are a U.S. person that is a partner in a partnership conducting a trade or business in the United States, provide Form W-9 to the partnership to establish your U.S. status and avoid withholding on your share of partnership income.

The person who gives Form W-9 to the partnership for purposes of establishing its U.S. status and avoiding withholding on its allocable share of net income from the partnership conducting a trade or business in the United States is in the following cases:

- The U.S. owner of a disregarded entity and not the entity,

- The U.S. grantor or other owner of a grantor trust and not the trust, and

- The U.S. trust (other than a grantor trust) and not the beneficiaries of the trust.

Foreign person. If you are a foreign person, use the appropriate Form W-8 (see **Pub. 515,** Withholding of Tax on Nonresident Aliens and Foreign Entities).

Nonresident alien who becomes a resident alien. Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a "saving clause." Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the recipient has otherwise become a U.S. resident alien for tax purposes.

If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain types of income, you must attach a statement that specifies the following five items:

1. The treaty country. Generally, this must be the same treaty under which you claimed exemption from tax as a nonresident alien.

2. The treaty article addressing the income.

3. The article number (or location) in the tax treaty that contains the saving clause and its exceptions.

4. The type and amount of income that qualifies for the exemption from tax.

5. Sufficient facts to justify the exemption from tax under the terms of the treaty article.

Example. Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if his or her stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first Protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first protocol) and is relying on this exception to claim an exemption from tax on his or her scholarship or fellowship income would attach to Form W-9 a statement that includes the information described above to support that exemption.

If you are a **nonresident alien or a foreign entity** not subject to backup withholding, give the requester the appropriate completed Form W-8.

What is backup withholding? Persons making certain payments to you must under certain conditions withhold and pay to the IRS 28% of such payments. This is called "backup withholding." Payments that may be subject to backup withholding include interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee pay, and certain payments from fishing boat operators. Real estate transactions are not subject to backup withholding.

You will not be subject to backup withholding on payments you receive if you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return.

Payments you receive will be subject to backup withholding if:

1. You do not furnish your TIN to the requester, or

2. You do not certify your TIN when required (see the Part 11 instructions on page 4 for details), or

3. The IRS tells the requester that you furnished an incorrect TIN, or

4. The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only), or

5. You do not certify to the requester that you are not subject to backup withholding under 4 above (for reportable interest and dividend accounts opened after 1983 only).

Certain payees and payments are exempt from backup withholding. See the instructions below and the separate **Instructions for the Requester of Form W-9.**

Penalties

Failure to furnish TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

Civil penalty for false information with respect to witholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

Criminal penalty for falsifying information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

Misuse of TINs If the requester discloses or uses TINs in violation of Federal law, the requester may be subject to civil and criminal penalties.

Specific Instructions

Name

If you are an individual, you must generally enter the name shown on your social security card. However, if you have changed your last name, for instance, due to marriage without informing the Social Security Administration of the name change, enter your first name, the last name shown on your social security card, and your new last name.

If the account is in joint names, list first, and then circle, the name of the person or entity whose number you entered in Part I of the form.

Sole proprietor. Enter your **individual** name as shown on your social security card on the "Name" line. You may enter your business, trade, or "doing business as (DBA)" name on the "Business name" line.

Limited liability company (LLC). If you are a single-member LLC (including a foreign LLC with a domestic owner) that is disregarded as an entity separate from its owner under Treasury regulations section 301.7701-3, **enter the owner's name on the "Name" line.** Enter the LLC's name on the "Business name" line.

Other entities. Enter your business name as shown on required Federal tax documents on the "Name" line. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on the "Business name" line.

Note: *You are requested to check the appropriate box for your status (individual/sole proprietor, corporation, etc.).*

Exempt From Backup Withholding

If you are exempt, enter your name as described above and check the appropriate box for your status, then check the "Exempt from backup withholding" box in the line following the business name, sign and date the form.

Generally, individuals (including sole proprietors) are not exempt from backup withholding. Corporations are exempt from backup withholding for certain payments, such as interest and dividends.

Note: *If you are exempt from backup withholding, you should still complete this form to avoid possible erroneous backup withholding.*

Exempt payees. Backup withholding is **not required** on any payments made to the following payees:

1. An organization exempt from tax under section 501 (a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2);

2. The United States or any of its agencies or instrumentalities;

3. A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities;

4. A foreign government or any of its political subdivisions, agencies, or instrumentalities; or

5. An international organization or any of its agencies or instrumentalities.

Other payees that **may be exempt** from backup withholding include:

6. A corporation;

7. A foreign central bank of issue;

8. A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States;

9. A futures commission merchant registered with the Commodity Futures Trading Commission;

10. A real estate investment trust;

11. An entity registered at all times during the tax year under the Investment Company Act of 1940;

12. A common trust fund operated by a bank under section 584(a);

13. A financial institution;

14. A middleman known in the investment community as a nominee or custodian; or

15. A trust exempt from tax under section 664 or described in section 4947.

The chart below shows types of payments that may be exempt from backup withholding. The chart applies to the exempt recipients listed above, 1 through 15.

If the payment is for . . .	THEN the payment is exempt for . . .
Interest and dividend payments	All exempt recipients except for 9
Broker transactions	Exempt recipients 1 through 13. Also, a person registered under the Investment Advisers Act of 1940 who regularly acts as a broker
Barter exchange transactions and patronage dividends	Exempt recipients 1 through 5
Payments over $600 required to be reported and direct sales over $5,000 [1]	Generally, exempt recipients 1 through 7 [2]

[1] See Form 1099-MISC, Miscellaneous Income, and its instructions.

[2] However, the following payments made to a corporation (including gross proceeds paid to an attorney under section 6045(f), even if the attorney is a corporation) and reportable on Form 1099-MISC are not exempt from backup withholding: medical and health care payments, attorneys' fees; and payments for services paid by a Federal executive agency.

Part I. Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. If you are a **resident alien** and you do not have and are not eligible to get an SSN your TIN is your IRS individual taxpayer identification number (ITIN). Enter it in the social security number box. If you do not have an ITIN, see **How to get a TIN** below.

If you are a **sole proprietor** and you have an EIN, you may enter either your SSN or EIN. However, the IRS prefers that you use your SSN.

If you are a single-owner LLC that is disregarded as an entity separate from its owner (see **Limited liability company (LLC)** on page 1), enter your SSN (or EIN, if you have one). If the LLC is a corporation, partnership, etc., enter the entity's EIN.

Note: *See the chart on page 4 for further clarification of name and TIN combinations.*

How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get **Form SS-5,** Application for a Social Security Card, from your local Social Security Administration office or get this form on-line at **www.ssa.gov/online/ss5.html.** You may also get this form by calling 1-800-772-1213. Use **Form W-7,** Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or **Form SS-4,** Application for Employer Identification Number, to apply for an EIN. You can get Forms W-7 and SS-4 from the IRS by calling 1-800-TAX-FORM (1 -800-829-3676) or from the IRS Web Site at **www.irs.gov.**

If you are asked to complete Form W-9 but do not have a TIN, write "Applied For" in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester.

Note: *Writing "Applied For" means that you have already applied for a TIN or that you intend to apply for one soon.*

Caution: *A disregarded domestic entity that has a foreign owner must use the appropriate Form W-8.*

Part II. Certification

To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if items 1, 3, and 5 below indicate otherwise.

For a joint account, only the person whose TIN is shown in Part I should sign (when required). Exempt recipients, see **Exempt from backup withholding** on page 1.

Signature requirements. Complete the certification as indicated in 1 through 5 below.

1. Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983. You must give your correct TIN, but you do not have to sign the certification.

2. Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983. You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form.

3. Real estate transactions. You must sign the certification. You may cross out item 2 of the certification.

4. Other payments. You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. "Other payments" include payments made in the course of the requesters trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a nonemployee for services, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations).

5. Mortgage interest paid by you, acquisition or abandonment of secured property, cancellation of debt, qualified tuition program payments (under section 529), IRA or Archer MSA contributions or distributions, and pension distributions. You must give your correct TIN, but you do not have to sign the certification.

What Name and Number To Give the Requester

For this type of account:	Give name and SSN of:
1. Individual	The individual
2. Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account [1]
3. Custodian account of a minor (Uniform Gift to Minors Act)	The minor [2]
4. a. The usual revocable savings trust (grantor is also trustee)	The grantor-trustee [1]
b. So-called trust account that is not a legal or valid trust under state law	The actual owner [1]
5. Sole proprietorship or single-owner LLC	The owner [3]
For this type of account:	**Give name and EIN of:**
6. Sole proprietorship or single-owner LLC	The owner [3]
7. A valid trust, estate, or pension trust	Legal entity [4]
8. Corporate or LLC electing corporate status on Form 8837	The corporation
9. Association, club, religious, charitable, educational, or other tax-exempt organization	The organization
10. Partnership or multi-member LLC	The partnership
11. A broker or registered nominee	The broker or nominee
12. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

[1] List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person's number must be furnished.

[2] Circle the minor's name and furnish the minor's SSN.

[3] You must show your individual name, but you may also enter your business or "DBA" name. You may use either your SSN or EIN (if you have one).

[4] List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

Note: *If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.*

Privacy Act Notice

Section 6109 of the Internal Revenue Code requires you to provide your correct TIN to persons who must file information returns with the IRS to report interest, dividends, and certain other income paid to you, mortgage interest you paid, the acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA or Archer MSA. The IRS uses the numbers for identification purposes and to help verify the accuracy of your tax return. The IRS may also provide this information to the Department of Justice for civil and criminal litigation, and to cities, states, and the District of Columbia to carry out their tax laws. We may also disclose this information to other countries under a tax treaty, or to Federal and state agencies to enforce Federal nontax criminal laws and to combat terrorism.

You must provide your TIN whether or not you are required to file a tax return. Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to a payer. Certain penalties may also apply.

PAYER'S NAME: THE BANK OF NEW YORK

SUBSTITUTE Form W-9	Name ______
Department of the Treasury	Address ______
	(Name and Street) ______
	(City)(State) ______ (Zip Code) ______
Internal Revenue Service	Part 1(a) – PLEASE PROVIDE YOUR TIN IN THE BOX AT RIGHT AND CERTIFY BY SIGNING AND DATING BELOW — TIN: ______ (Social Security Number or Employer Identification Number)
Payer's Request for Taxpayer Identification Number (TIN)	**Part 1(b)** – PLEASE CHECK THE BOX AT RIGHT IF YOU HAVE APPLIED FOR, AND ARE AWAITING RECEIPT OF, YOUR TIN:
	Part 2 – FOR PAYEES EXEMPT FROM BACKUP WITHHOLDING PLEASE WRITE "EXEMPT" HERE (SEE INSTRUCTIONS)
	Part 3 – CERTIFICATION UNDER PENALTIES OF PERJURY, I CERTIFY THAT (X) The number shown on this form is my correct TIN (or I am waiting for a number to be issued to me), (Y) I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (the "IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and (Z) I am a U.S. person (which includes a U.S. resident alien).

SIGNATURE: ______ DATE: ______

Certification Instructions – You must cross out Item (Y) of Part 3 above if you have been notified by the IRS that you are currently subject to backup withholding because of under reporting interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out such Item (Y).

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU CHECKED THE BOX IN PART 1(B) OF THE SUBSTITUTE FORM W-9 INDICATING YOU HAVE APPLIED FOR, AND ARE AWAITING RECEIPT OF, YOUR TIN

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (1) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (2) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number to the payer, 28% of all payments made to me under the tender offer shall be retained until I provide a taxpayer identification number to the payer and that, if I do not provide my taxpayer identification number within sixty days, such retained amounts will be remitted to the Internal Revenue Service as backup withholding and 28% of all reportable payments made to me thereafter will be withheld and remitted to the Internal Revenue Service until I provide a taxpayer identification number.

Signature: ______ Date: ______

NOTE: FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN BACKUP WITHHOLDING OF 28% OF ANY PAYMENTS MADE TO YOU PURSUANT TO THE TTI SHARE OFFER. PLEASE REVIEW THE ENCLOSED "GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9" FOR ADDITIONAL DETAILS.

The Letter of Transmittal with an original signature and ADRs and any other required documents should be sent or delivered by each TTI ADS holder or such TTI ADS holder's broker, dealer, commercial bank, trust company or other nominee to the US Tender Agent at one of its addresses set forth below.

The US Tender Agent for the TTI ADS Offer in respect of TTI Shares represented by TTI ADSs is:

The Bank of New York

By Mail:

The Bank of New York
Tender & Exchange Department
P.O. Box 11248
Church Street Station
New York, NY 10286-1248

By Hand or Overnight Courier:

The Bank of New York
Tender & Exchange Department – 11W
101 Barclay Street
Receive & Deliver Window – Street Level
New York, NY 10286

Questions or requests for assistance may be directed to the US Tender Agent at its address listed above and by telephone at 1-800-507-9357. Additional copies of the Composite Document and this Letter of Transmittal may be obtained from the US Tender Agent. TTI ADS holders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the TTI Share Offer.

Cordless Industries Inc.

(incorporated in the British Virgin Islands)



(incorporated in Hong Kong with limited liability)
(Stock code: 669)

JOINT ANNOUNCEMENT

DESPATCH OF THE COMPOSITE DOCUMENT IN RELATION TO THE MANDATORY CONDITIONAL GENERAL OFFERS BY PLATINUM SECURITIES COMPANY LIMITED ON BEHALF OF CORDLESS INDUSTRIES INC. TO ACQUIRE ALL THE ISSUED SHARES, AMERICAN DEPOSITARY SHARES AND ZERO COUPON CONVERTIBLE BONDS OF AND CANCEL ALL OUTSTANDING SHARE OPTIONS OF TECHTRNOIC INDUSTRIES COMPANY LIMITED (OTHER THAN THOSE ALREADY OWNED BY CORDLESS INDUSTRIES INC. AND PARTIES ACTING IN CONCERT WITH IT)

Financial adviser to Cordless Industries Inc.



Independent financial adviser to the independent board committee of Techtronic Industries Company Limited

ROTHSCHILD

The Composite Document, containing, amongst other things, the terms and details of the TTI Offers, a letter from Platinum as the financial adviser to the Offeror, a letter from the Board, a letter from the Independent Board Committee and a letter from Rothschild as the independent financial adviser to the Independent Board Committee, together with the relevant Forms of Acceptance, were despatched to the TTI Shareholders and the holders of TTI Securities on 4 June 2007.

The TTI Offers will open for acceptances on Monday, 4 June 2007. Each of the TTI Share Offer, the TTI Bond Offer and the TTI Option Offer will close at 4:00 p.m. (Hong Kong time) on Tuesday, 3 July 2007 and the TTI ADS Offer will close at 5:00 p.m. (New York Time) on Monday, 2 July 2007 if not extended.

TTI Shareholders and holders of TTI Securities are strongly advised to read the Composite Document carefully, including the recommendation from the Independent Board Committee and the advice from Rothschild, the independent financial adviser to the Independent Board Committee, before deciding whether or not to accept the TTI Offers.

INTRODUCTION

Reference is made to the joint announcement dated 14 May 2007 jointly published by the Offeror and TTI and the announcement by TTI dated 18 May 2007 in respect of a mandatory conditional general offers made by Platinum, on behalf of the Offeror, to acquire all the issued shares, American depositary shares and zero coupon convertible bonds of and cancel all outstanding share options of TTI (other than those already owned by the Offeror and its Concert Parties) (the "Announcements"). Unless otherwise defined, the terms used in this announcement shall have the same respective meanings as in the Announcements.

DESPATCH OF THE COMPOSITE DOCUMENT

The Composite Document, together with the relevant Forms of Acceptance, were jointly despatched by the Offeror and TTI to the TTI Shareholders and holders of TTI Securities on 4 June 2007.

TTI Shareholders and holders of TTI Securities are strongly advised to read the Composite Document carefully, including the recommendation from the Independent Board Committee and the advice from Rothschild, the independent financial adviser to the Independent Board Committee, before deciding whether or not to accept the TTI Offers.

EXPECTED TIMETABLE

Despatch date of the Composite Document and the commencement of the TTI Offers	Monday, 4 June 2007
First Closing Date *(Note 1)*	Tuesday, 3 July 2007
Latest time for acceptance of the TTI Share Offer, the TTI Bond Offer and the TTI Option Offer *(Note 2)*	4:00 p.m. (Hong Kong time) on Tuesday, 3 July 2007
Latest time for acceptance of the TTI ADS Offer	5:00 p.m. (New York Time) on Monday, 2 July 2007
Announcement of the results of the TTI Offers as at the First Closing Date in the newspapers in Hong Kong *(Note 3)*	Wednesday, 4 July 2007
Latest date for posting of remittances to TTI Shareholders and holders of TTI Securities in respect of valid acceptances received by the First Closing Date, assuming the TTI Offers become, or are declared, unconditional on such date *(Note 4)*	Thursday, 12 July 2007
Latest time by which the TTI Offers could be declared unconditional as to acceptances *(Note 5)*	7:00 p.m. (Hong Kong time) on Friday, 3 August 2007

Notes:

1. If the TTI Offers are extended in accordance with the Code, the Offeror will issue an announcement in relation to any extension of the TTI Offers, which announcement will state the next closing date. If the TTI Offers are at that time unconditional, at least 14 days' notice in writing will be given before the TTI Offers are closed to those TTI Shareholders and holders of TTI Securities who have not accepted the TTI Offers.

   Beneficial owners of TTI Shares and/or TTI Securities who hold their TTI Shares and/or TTI Securities in CCASS directly as an investor participant or indirectly via a broker or custodian participant should note the timing requirements (set out in Appendix II to the Composite Document) for causing instructions to be made to CCASS in accordance with the General Rules of CCASS and CCASS Operational Procedures.

2. The TTI Share Offer, the TTI Bond Offer and the TTI Option Offer will close for acceptances at 4:00 p.m. (Hong Kong time) on Tuesday, 3 July 2007 if not extended. The TTI ADS Offer will close for acceptances at 5:00 p.m. (New York Time) on Monday, 2 July 2007 if not extended.

3. Following the close of the TTI Offers on Tuesday, 3 July 2007, being the First Closing Date, an announcement of the results of the TTI Offers will be published through the Stock Exchange's website by 7:00 p.m. (Hong Kong time) on the First Closing Date and will be republished in the newspapers in Hong Kong on the next business day.

4. Remittances in respect of the consideration for the TTI Shares and the TTI Securities tendered under the TTI Offers will be posted to TTI Shareholders and holders of TTI Securities accepting the TTI Offers as soon as possible, but in any event within 10 days of the later of the date of receipt by the Receiving Agent or the US Tender Agent, as the case may be, of all the relevant documents to render the acceptance under the TTI Offers complete and valid, and the Unconditional Date.

5. In accordance with the Code, where a mandatory conditional general offer becomes or is declared unconditional, at least 14 days' notice in writing must be given before the offer is closed to those shareholders who have not accepted the offer. In accordance with the Code, except with the consent of the Executive, the TTI Offers may not become or be declared unconditional after 7:00 p.m. (Hong Kong time) on the 60th day after the day the Composite Document was posted. Accordingly, unless the TTI Offers have previously become unconditional, the TTI Offers will lapse on Friday, 3 August 2007 unless extended with the consent of the Executive. If the TTI Offers become or is declared unconditional, the Offeror may declare the TTI Offers open for acceptances up to the date four months from the day the Composite Document was posted.

All references to times and dates contained in this announcement are to Hong Kong time unless otherwise stated.

By order of the board of
Cordless Industries Inc.
Horst Julius Pudwill
Director

By order of the Board of
Techtronic Industries Company Limited
Chi Chung Chan
Group Executive Director

Hong Kong, 4 June 2007

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

CCASS	:	the Central Clearing and Settlement System established and operated by the Hong Kong Securities Clearing Company Limited;
First Closing Date	:	Tuesday, 3 July 2007, being the first closing date for the TTI Offers;
Form(s) of Acceptance	:	the form of acceptance and transfer, including the Letter of Transmittal, in respect of the TTI Offers, accompanying the Composite Document;
Letter of Transmittal	:	the letter of transmittal relating to the TTI ADS Offer accompanying the Composite Document for use by any holders of TTI ADSs who wish to accept the TTI ADS Offer;
Receiving Agent	:	Secretaries Limited, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, being the agent which will receive acceptances under the TTI Share Offer, the TTI Bond Offer and the TTI Option Offer;
Rothschild	:	N M Rothschild & Sons (Hong Kong) Limited, a licensed corporation to carry out Type 1 (dealing in securities), Type 4 (advising on securities) and Type 6 (advising on corporate finance) regulated activities under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), being the independent financial adviser to the Independent Board Committee in respect of the TTI Offers;
TTI ADS(s)	:	TTI American Depositary Shares, each representing five TTI Shares, evidenced by TTI American Depositary Receipts issued under a Level 1 American Depositary Receipt programme with The Bank of New York;
TTI ADS Offer	:	the offer being made by the Offeror to acquire all outstanding TTI ADSs;
TTI Bond Offer	:	the offer being made by the Offeror to acquire all outstanding TTI Bonds;
TTI Offers	:	the TTI Share Offer, the TTI ADS Offer, the TTI Bond Offer and the TTI Option Offer;
TTI Option Offer	:	the offer being made by the Offeror to acquire all outstanding TTI Options, other than those held by the Offeror and its Concert Parties;
TTI Securities	:	TTI ADSs, TTI Bonds and TTI Options;
TTI Share Offer	:	the offer being made by the Offeror to acquire all the TTI Shares, excluding those already held by the Offeror and its Concert Parties;
Unconditional Date	:	the date on which the TTI Offers become or are declared unconditional in all respects; and
US Tender Agent	:	The Bank of New York.

As at the date of this announcement, the directors of the Offeror are Mr. Horst Julius Pudwill and Dr. Roy Chi Ping Chung JP. The directors of the Offeror jointly and severally accept full responsibility fo the accuracy of the information in this announcement (other than in relation to TTI) and confirm, having made all reasonable enquiries, that to the best of their knowledge, their opinions expressed ir this announcement have been arrived at after due and careful consideration and there are no othe facts not contained in this announcement the omission of which would make any of their statements in this announcement misleading.

As at the date of this announcement, the Group Executive Directors of TTI are Mr. Horst Julius Pudwill (Chairman), Dr. Roy Chi Ping Chung JP (Vice Chairman), Mr. Patrick Kin Wah Chan, Mr. Frank Chi Chung Chan and Mr. Stephan Horst Pudwill; the Non-Executive Director of TTI is Mr. Vincent Ting Kau Cheung; and the Independent Non-Executive Directors of TTI are Mr. Joel Arthur Schleicher, Mr. Christopher Patrick Langley OBE and Mr. Manfred Kuhlmann. The directors of TTI jointly anc severally accept full responsibility for the accuracy of the information in this announcement (othe than in relation to the Offeror) and confirm, having made all reasonable enquiries, that to the best o their knowledge, their opinions expressed in this announcement have been arrived at after due anc careful consideration and there are no other facts not contained in this announcement the omissior of which would make any of their statements in this announcement misleading.

Cordless Industries Inc.

(incorporated in the British Virgin Islands)


TTI
Techtronic Industries Co. Ltd.

(incorporated in Hong Kong with limited liability)
(Stock code: 669)

JOINT ANNOUNCEMENT

DESPATCH OF THE COMPOSITE DOCUMENT IN RELATION TO THE MANDATORY CONDITIONAL GENERAL OFFERS BY PLATINUM SECURITIES COMPANY LIMITED ON BEHALF OF CORDLESS INDUSTRIES INC. TO ACQUIRE ALL THE ISSUED SHARES, AMERICAN DEPOSITARY SHARES AND ZERO COUPON CONVERTIBLE BONDS OF AND CANCEL ALL OUTSTANDING SHARE OPTIONS OF TECHTRNOIC INDUSTRIES COMPANY LIMITED (OTHER THAN THOSE ALREADY OWNED BY CORDLESS INDUSTRIES INC. AND PARTIES ACTING IN CONCERT WITH IT)

Financial adviser to Cordless Industries Inc.



PLATINUM
Securities

Independent financial adviser to the independent board committee of Techtronic Industries Company Limited

ROTHSCHILD

The Composite Document, containing, amongst other things, the terms and details of the TTI Offers, a letter from Platinum as the financial adviser to the Offeror, a letter from the Board, a letter from the Independent Board Committee and a letter from Rothschild as the independent financial adviser to the Independent Board Committee, together with the relevant Forms of Acceptance, were despatched to the TTI Shareholders and the holders of TTI Securities on 4 June 2007.

The TTI Offers will open for acceptances on Monday, 4 June 2007. Each of the TTI Share Offer, the TTI Bond Offer and the TTI Option Offer will close at 4:00 p.m. (Hong Kong time) on Tuesday, 3 July 2007 and the TTI ADS Offer will close at 5:00 p.m. (New York Time) on Monday, 2 July 2007 if not extended.

TTI Shareholders and holders of TTI Securities are strongly advised to read the Composite Document carefully, including the recommendation from the Independent Board Committee and the advice from Rothschild, the independent financial adviser to the Independent Board Committee, before deciding whether or not to accept the TTI Offers.

INTRODUCTION

Reference is made to the joint announcement dated 14 May 2007 jointly published by the Offeror and TTI and the announcement by TTI dated 18 May 2007 in respect of a mandatory conditional general offers made by Platinum, on behalf of the Offeror, to acquire all the issued shares, American depositary shares and zero coupon convertible bonds of and cancel all outstanding share options of TTI (other than those already owned by the Offeror and its Concert Parties) (the "Announcements"). Unless otherwise defined, the terms used in this announcement shall have the same respective meanings as in the Announcements.

DESPATCH OF THE COMPOSITE DOCUMENT

The Composite Document, together with the relevant Forms of Acceptance, were jointly despatched by the Offeror and TTI to the TTI Shareholders and holders of TTI Securities on 4 June 2007.

TTI Shareholders and holders of TTI Securities are strongly advised to read the Composite Document carefully, including the recommendation from the Independent Board Committee and the advice from Rothschild, the independent financial adviser to the Independent Board Committee, before deciding whether or not to accept the TTI Offers.

EXPECTED TIMETABLE

Despatch date of the Composite Document and the commencement of the TTI Offers	Monday, 4 June 2007
First Closing Date *(Note 1)*	Tuesday, 3 July 2007
Latest time for acceptance of the TTI Share Offer, the TTI Bond Offer and the TTI Option Offer *(Note 2)*	4:00 p.m. (Hong Kong time) on Tuesday, 3 July 2007
Latest time for acceptance of the TTI ADS Offer	5:00 p.m. (New York Time) on Monday, 2 July 2007
Announcement of the results of the TTI Offers as at the First Closing Date in the newspapers in Hong Kong *(Note 3)*	Wednesday, 4 July 2007
Latest date for posting of remittances to TTI Shareholders and holders of TTI Securities in respect of valid acceptances received by the First Closing Date, assuming the TTI Offers become, or are declared, unconditional on such date *(Note 4)*	Thursday, 12 July 2007
Latest time by which the TTI Offers could be declared unconditional as to acceptances *(Note 5)*	7:00 p.m. (Hong Kong time) on Friday, 3 August 2007

Notes:

1. If the TTI Offers are extended in accordance with the Code, the Offeror will issue an announcement in relation to any extension of the TTI Offers, which announcement will state the next closing date. If the TTI Offers are at that time unconditional, at least 14 days' notice in writing will be given before the TTI Offers are closed to those TTI Shareholders and holders of TTI Securities who have not accepted the TTI Offers.

   Beneficial owners of TTI Shares and/or TTI Securities who hold their TTI Shares and/or TTI Securities in CCASS directly as an investor participant or indirectly via a broker or custodian participant should note the timing requirements (set out in Appendix II to the Composite Document) for causing instructions to be made to CCASS in accordance with the General Rules of CCASS and CCASS Operational Procedures.
2. The TTI Share Offer, the TTI Bond Offer and the TTI Option Offer will close for acceptances at 4:00 p.m. (Hong Kong time) on Tuesday, 3 July 2007 if not extended. The TTI ADS Offer will close for acceptances at 5:00 p.m. (New York Time) on Monday, 2 July 2007 if not extended.
3. Following the close of the TTI Offers on Tuesday, 3 July 2007, being the First Closing Date, an announcement of the results of the TTI Offers will be published through the Stock Exchange's website by 7:00 p.m. (Hong Kong time) on the First Closing Date and will be republished in the newspapers in Hong Kong on the next business day.
4. Remittances in respect of the consideration for the TTI Shares and the TTI Securities tendered under the TTI Offers will be posted to TTI Shareholders and holders of TTI Securities accepting the TTI Offers as soon as possible, but in any event within 10 days of the later of the date of receipt by the Receiving Agent or the US Tender Agent, as the case may be, of all the relevant documents to render the acceptance under the TTI Offers complete and valid, and the Unconditional Date.
5. In accordance with the Code, where a mandatory conditional general offer becomes or is declared unconditional, at least 14 days' notice in writing must be given before the offer is closed to those shareholders who have not accepted the offer. In accordance with the Code, except with the consent of the Executive, the TTI Offers may not become or be declared unconditional after 7:00 p.m. (Hong Kong time) on the 60th day after the day the Composite Document was posted. Accordingly, unless the TTI Offers have previously become unconditional, the TTI Offers will lapse on Friday, 3 August 2007 unless extended with the consent of the Executive. If the TTI Offers become or is declared unconditional, the Offeror may declare the TTI Offers open for acceptances up to the date four months from the day the Composite Document was posted.

All references to times and dates contained in this announcement are to Hong Kong time unless otherwise stated.

By order of the board of
Cordless Industries Inc.
Horst Julius Pudwill
Director

By order of the Board of
Techtronic Industries Company Limited
Chi Chung Chan
Group Executive Director

Hong Kong, 4 June 2007

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

CCASS	:	the Central Clearing and Settlement System established and operated by the Hong Kong Securities Clearing Company Limited;
First Closing Date	:	Tuesday, 3 July 2007, being the first closing date for the TTI Offers;
Form(s) of Acceptance	:	the form of acceptance and transfer, including the Letter of Transmittal, in respect of the TTI Offers, accompanying the Composite Document;
Letter of Transmittal	:	the letter of transmittal relating to the TTI ADS Offer accompanying the Composite Document for use by any holders of TTI ADSs who wish to accept the TTI ADS Offer;
Receiving Agent	:	Secretaries Limited, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, being the agent which will receive acceptances under the TTI Share Offer, the TTI Bond Offer and the TTI Option Offer;
Rothschild	:	N M Rothschild & Sons (Hong Kong) Limited, a licensed corporation to carry out Type 1 (dealing in securities), Type 4 (advising on securities) and Type 6 (advising on corporate finance) regulated activities under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), being the independent financial adviser to the Independent Board Committee in respect of the TTI Offers;
TTI ADS(s)	:	TTI American Depositary Shares, each representing five TTI Shares, evidenced by TTI American Depositary Receipts issued under a Level 1 American Depositary Receipt programme with The Bank of New York;
TTI ADS Offer	:	the offer being made by the Offeror to acquire all outstanding TTI ADSs;
TTI Bond Offer	:	the offer being made by the Offeror to acquire all outstanding TTI Bonds;
TTI Offers	:	the TTI Share Offer, the TTI ADS Offer, the TTI Bond Offer and the TTI Option Offer;
TTI Option Offer	:	the offer being made by the Offeror to acquire all outstanding TTI Options, other than those held by the Offeror and its Concert Parties;
TTI Securities	:	TTI ADSs, TTI Bonds and TTI Options;
TTI Share Offer	:	the offer being made by the Offeror to acquire all the TTI Shares, excluding those already held by the Offeror and its Concert Parties;
Unconditional Date	:	the date on which the TTI Offers become or are declared unconditional in all respects; and
US Tender Agent	:	The Bank of New York.

As at the date of this announcement, the directors of the Offeror are Mr. Horst Julius Pudwill and Dr. Roy Chi Ping Chung JP. The directors of the Offeror jointly and severally accept full responsibility for the accuracy of the information in this announcement (other than in relation to TTI) and confirm, having made all reasonable enquiries, that to the best of their knowledge, their opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement the omission of which would make any of their statements in this announcement misleading.

As at the date of this announcement, the Group Executive Directors of TTI are Mr. Horst Julius Pudwill (Chairman), Dr. Roy Chi Ping Chung JP (Vice Chairman), Mr. Patrick Kin Wah Chan, Mr. Frank Chi Chung Chan and Mr. Stephan Horst Pudwill; the Non-Executive Director of TTI is Mr. Vincent Ting Kau Cheung; and the Independent Non-Executive Directors of TTI are Mr. Joel Arthur Schleicher, Mr. Christopher Patrick Langley OBE and Mr. Manfred Kuhlmann. The directors of TTI jointly and severally accept full responsibility for the accuracy of the information in this announcement (other than in relation to the Offeror) and confirm, having made all reasonable enquiries, that to the best of their knowledge, their opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement the omission of which would make any of their statements in this announcement misleading.

Cordless Industries Inc.

TTI 創科實業有限公司

聯合公告

寄發有關

百德能證券有限公司

代表

CORDLESS INDUSTRIES INC.

提出強制性有條件全面收購建議

以收購創科實業有限公司

全部已發行股份、美國預托證券

及零息票可換股債券及註銷所有尚未行使之購股權

(CORDLESS INDUSTRIES INC.及

其一致行動人士已擁有者除外)之

綜合文件

Cordless Industries Inc.之財務顧問

百德能

證券

創科實業有限公司獨立董事委員會之獨立財務顧問

ROTHSCHILD

[illegible]

創科實業收購建議將由二零零七年六月四日(星期一)起可供接納。[illegible]於二零零七年七月三日(星期二)下午四時正(香港時間)停止接納，及創科實業美國預託證券收購建議將於二零零七年七月二日(星期一)下午五時正(紐約時間)停止接納。

[illegible]

緒言

[illegible] 二零零七年五月十四日 [illegible] 二零零七年五月十八日 [illegible]

寄發綜合文件

收購人及創科實業已於二零零七年六月四日向創科實業股東及創科實業證券持有人寄發綜合文件及有關之接納表格。

[illegible]

預期時間表

寄發綜合文件日期及開始創科實業收購建議	二零零七年六月四日(星期一)
首個截止日期(附註1)	二零零七年七月三日(星期二)
[illegible](附註2)	二零零七年七月三日(星期二)下午四時正(香港時間)
[illegible]	二零零七年七月二日(星期一)下午五時正(紐約時間)
[illegible](附註3)	二零零七年七月四日(星期三)
[illegible](附註4)	二零零七年七月十二日(星期四)
[illegible](附註5)	二零零七年八月三日(星期五)下午七時正(香港時間)

附註：

1. [illegible]
2. [illegible]
3. [illegible]
4. [illegible]
5. [illegible]

[illegible]

承董事會命
Cordless Industries Inc.
Horst Julius Pudwill
董事

承董事會命
創科實業有限公司
[illegible]
[illegible]

香港，二零零七年六月四日

釋義

於本公告內，除非文義另有所指，否則以下詞彙具有下述涵義：

「中央結算系統」	指	香港中央結算有限公司設立及營運之中央結算及交收系統；
「首個截止日期」	指	二零零七年七月三日(星期二)，即創科實業收購建議之首個截止日期；
「接納表格」	指	隨綜合文件附上之創科實業收購建議接納及轉讓表格(包括[illegible])；
[illegible]	指	[illegible]
[illegible]	指	[illegible]
[illegible]	指	[illegible]
[illegible]	指	[illegible]
[illegible]	指	[illegible]
[illegible]	指	[illegible]
[illegible]	指	[illegible]
[illegible]	指	[illegible]
[illegible]	指	[illegible]
[illegible]	指	[illegible]
[illegible]	指	[illegible]

於本公告日期，收購人之董事為Horst Julius Pudwill先生 [illegible]

於本公告日期，創科實業之執行董事為Horst Julius Pudwill先生 [illegible] Stephan Horst Pudwill先生 [illegible] Joel Arthur Schleicher先生、Christopher Patrick Langley先生 [illegible] Manfred Kuhlmann先生 [illegible]

END